WHEATON
PRECIOUS METALS

20 YEARS of VALUE THROUGH STREAMING

ANNUAL REPORT
2023

The Premier Precious Metals Investment

Wheaton is the world's premier precious metals streaming company with the highest-quality portfolio of long-life, low-cost assets. Its business model offers investors commodity price leverage and exploration upside but with a much lower risk profile than a traditional mining company. Wheaton delivers amongst the highest cash operating margins in the mining industry, allowing it to pay a competitive dividend and continue to grow through accretive acquisitions. As a result, Wheaton has consistently outperformed gold and silver, as well as other mining investments. The company is committed to strong ESG practices and giving back to the communities where Wheaton and its mining partners operate. Wheaton creates sustainable value through streaming for all of its stakeholders.

Letter from the President & Chief Executive Officer

As Wheaton celebrates its twentieth anniversary in 2024, I am proud to reflect on the positive impact of precious metals streaming on the mining industry over the past two decades. Streaming capital has supported the building and expansion of top tier mines around the world with Wheaton accounting for over $11 billion[1] of total streaming transactions since our start 20 years ago.

>$11B
of total streaming transactions since inception

Our goal of maintaining a strong, sustainable business model that provides benefits to all of our stakeholders has been integral to our success. At Wheaton, we believe that attaining a social license to operate should be the responsibility of all stakeholders with a vested interest. The mining industry needs the full support of local communities, business and governments more than ever to supply the metals we need for the future.

With this growing recognition of the necessity for the commodities our industry produces, there has never been a more exciting time in the sector, and in our corporate history. We intend to achieve strong organic growth over the next five years grounded in sustainably run operations. I am delighted to reflect on some of the highlights from 2023 and share our vision for the year ahead.

Markets & Financial Performance

Our diversified portfolio of long-life, low-cost assets delivered solid operating results in 2023, despite the temporary suspension of our second largest asset, Peñasquito, due to a labour dispute, which has since been resolved. We are pleased to have met our annual production guidance with 619,600 gold equivalent ounces ("GEOs") produced.

619,600
GEOs produced

Last year, I anticipated that 2023 would be the year gold would reach even greater heights and it did not disappoint. Even with high interest rates and a strong US dollar, we ended the year with record gold prices driven primarily by central bank purchasing, suggesting a foundation of true, underlying strength. While gold was up 15% year over year,

Wheaton's share price appreciated 25%[2], further supporting our belief that we provide investors with one of the best vehicles for investing in the precious metals space.

Wheaton's leverage to commodity prices coupled with our solid production base resulted in revenue of over $1 billion, $751 million in cash flow from operations and $272 million distributed in dividends back to our shareholders in 2023. We ended the year with a cash balance of $547 million putting us in a strong position to continue to take advantage of additional streaming opportunities.

In addition, we are pleased to announce a transition to a new progressive dividend policy, marked by growth in our 2024 annual dividend. Under our new policy, Wheaton's payout ratio is expected to remain one of the highest within the entire precious metals space.

Accretive Growth

While a progressive dividend serves as a testament to our confidence in the company's growth trajectory and our commitment to returning value to shareholders, our preferred avenue for capital allocation continues to be growth through accretive acquisitions. Our corporate development team has been exceptionally busy on this front for some time now, reflected by the transactions we closed last year. While staying innovative and nimble to market trends, we have operated with a steadfast commitment to integrity, which has been a key factor in attracting exceptional mining partners.

In 2023, we announced more acquisitions than ever before in a single year concluding eight transactions and just over $1 billion in commitments, further enhancing our production pipeline and contributing to our long-term growth forecast of approximately 40% over the next five years. With the majority of capital commitments to be made upon completion of various stages of construction, Wheaton is well protected in the event of project delays, and continues to maintain one of the strongest balance sheets in the industry.

Our recent acquisitions include a gold stream on Lumina Gold's Cangrejos Project; a silver stream on Waterton Copper's Mineral Park Project; gold, palladium and platinum streams on Ivanhoe Mines' Platreef Project—our first foray into Africa; gold and silver streams on BMC Minerals' Kudz Ze Kayah Project; and, a gold stream on Dalradian Gold's Curraghinalt Project. We are excited to welcome our new mining partners and look forward to supporting them as they advance these projects.

[1] US$11.65B of streaming agreements excludes streams sold back
[2] On the New York Stock Exchange (NYSE:WPM)

In 2023, we achieved another exciting milestone whereby we have now recouped over 100% of the value of our initial upfront investments since inception. We view ourselves as stewards of capital who are entrusted to invest in assets that will deliver value back to our shareholders. I am very confident that these recent acquisitions will do just that—deliver value to not only our shareholders but also to our mining partners and neighbours in the surrounding communities.

> **>100%** of initial upfront investments since inception recouped

Diversified, High-Quality Portfolio

As stakeholders in the mining industry, maintaining a diversified portfolio of assets is important for several reasons. Primarily, it serves to mitigate risks and offset any potential operational challenges at any given asset while also presenting opportunities for growth throughout all phases of the mining cycle. Our portfolio is diversified by commodity, operator, region and stage. With the latest acquisitions, we are now partnered with over 30 mining companies on both operating mines and development projects on nearly every continent with exposure to gold, silver, palladium, platinum and cobalt.

We experienced the benefit of this diversified portfolio in 2023, when strong outperformances from Salobo and Constancia offset headwinds faced by other assets, enabling us to achieve production levels well within our initially projected range for the year.

A significant contributor to Wheaton's projected growth is our flagship asset, Salobo in Brazil. During the fourth quarter of 2023, the mine's ongoing reliability, efficiency, and operational excellence was evidenced by the successful completion of the throughput test for the first phase of the Salobo III expansion project. The Salobo mine historically had a mill throughput capacity of 24 million tonnes per annum ("Mtpa"), and having now exceeded throughput capacity of 32 Mtpa, is ramping up to full capacity of 36 Mtpa.

In the third quarter of 2023, we were fortunate to host an analyst tour of the Constancia mine in Peru alongside our partner, Hudbay Minerals, highlighting the company's impressive successes both at the operational level, with the incorporation of the Pampacancha pit and Constancia Norte pit extension into the mine plan, and at the community level. Wheaton has long invested in various community programs around Constancia, and Hudbay's consistent approach to community engagement has proved successful. Their strong relationships with the neighboring communities near Constancia positions Hudbay well for future value creation.

Mines of the Future

Over the years, our portfolio of development assets has been steadily growing with a number of projects currently in construction. Slated for near-term production are the Blackwater, Platreef and Goose projects. These are just a few examples from our portfolio of significantly de-risked development stage assets that are being advanced and built with the support of streaming.

With interest rates remaining high and lack of support in the equity market, there continues to be a strong appetite for streaming capital, particularly from single asset, development companies, who require funding to get these projects into construction. We remain focused on acquiring accretive precious metals streaming and royalty opportunities, principally from base metal operations. While we look forward to a time when the debt and equity markets are more open for junior mining companies, until then, we expect there to be more opportunities to finance development stage projects and we are prepared to step up to support the industry in advancing these critical resources into production.

As evidenced by repeat streaming transactions and the ongoing support of our partners, I firmly believe that Wheaton is the partner of choice for streaming agreements for a number of reasons. Primarily, our emphasis on cultivating strong relationships and our mantra that we are only as successful as our partners. In addition, our efficient processes and well-respected technical team enable us to review any opportunity in a timely manner and provide access to capital expeditiously once an asset and partner satisfy our strict due diligence stress tests on technical, financial, legal, and environmental, social and governance ("ESG") performance. Finally, we seek flexible stream structures that create a win-win situation for all parties.

While we remain receptive to adapting stream structures to benefit our partners, certain elements of our business model are essential when establishing new streams, with a goal of safeguarding our investments and upholding the interests of our shareholders. This includes the emphasis we have on attaining security arrangements, including corporate guarantees over the underlying asset in the event of challenging economic circumstances, as well as the financial support we offer all of our mining partners for their social and environmental initiatives in the communities impacted by the mining operation. A corporate guarantee as well as our community investment programs are important levers for protecting ourselves against geopolitical risks and other issues that can impact a mining operation.

Creating Long-term Value

Sustainability has been a core value at Wheaton since our inception 20 years ago and fundamental to our ability to create long-term value for our stakeholders. We continue to be leaders in this space with the publication of our inaugural Climate Change Report last year. I am also incredibly proud to be recognized by third-party rating agencies on our performance in this area, including being ranked among Corporate Knights' 2024 100 Most Sustainable Corporations in the world, recognized as Best Company for ESG & Sustainability (Metals & Mining) by ESG Investing's Corporate ESG Awards and being top-rated by MSCI, Sustainalytics and ISS ESG. These are significant accolades; however, we will not rest on our laurels and are continuously looking to improve our practices and policies.

Given the majority of Wheaton's precious metals production is a by-product of base metal operations, we are uniquely positioned to meaningfully contribute to the energy transition. As one of the most attractive ways to finance project development, streaming often greatly improves the internal rate of return on future mines. This allows mine operators to go into production and help meet the growing demand for much-needed critical minerals.

> $6.8 M
contributed in community investment funds in 2023

Our Community Investment Program is another example of how streaming truly unlocks value for all stakeholders. Since inception, we have contributed over $45 million in community investment funding and in 2023 alone, we contributed over $6.8 million to over 100 different charitable initiatives around the world in collaboration with our mining partners and through community partners.

One of the cornerstones of Wheaton's Community Investment Program is our relationship with Vale and the Vale Foundation. Since 2015, in partnership with the Vale Foundation, we have supported over 20 different projects that contribute to the social development of communities near the Salobo mine including programs focused on public education, basic health, income-generating opportunities and poverty reduction initiatives. Together with our mining partners, we are demonstrating how mining can enhance the lives of individuals, communities and broader society, leaving a positive legacy for future generations.

Celebrating Two Decades of Streaming

As we celebrate two decades of remarkable growth and achievement at Wheaton, I am profoundly grateful for the partnerships we have forged over the years, the incredible talent within our organization and the strong support of our shareholders. Together, we have provided the industry with an innovative solution to project finance that unlocks value for all stakeholders.

I believe gold and precious metals will maintain their historical role in providing investors with a sense of security, especially during times of geopolitical instability. Whether it be as a strategic allocation for wealth preservation or as a tactical investment for portfolio diversification, gold's inherent qualities make it an indispensable component of any portfolio.

I recently completed a three-year term as Chair of the World Gold Council and one of the initiatives that I am particularly enthused by is the digitalization of gold trading. This technological advancement in gold trading is the boost the commodity needs to significantly drive interest and improve its liquidity. It is only a matter of time before the rest of the world catches on to gold's role as a constant store of value critical to our financial stability.

In closing, Wheaton's high-quality portfolio of assets, sector-leading growth profile and commitment to sustainability provide our shareholders with a solid outlook for the future and one of the best vehicles for investing in the gold and precious metals space. I am sincerely thankful to all of our stakeholders for being part of Wheaton's success over the past 20 years and look forward to a bright future ahead.

**RANDY SMALLWOOD,
President & CEO**

March 14, 2024



Part 1: Management's Discussion & Analysis

Management's Discussion and Analysis of Results of Operations and Financial Condition for the Year Ended December 31, 2023

This Management's Discussion and Analysis ("MD&A") should be read in conjunction with Wheaton Precious Metals Corp.'s ("Wheaton" or the "Company") consolidated financial statements for the year ended December 31, 2023 and related notes thereto which have been prepared in accordance with International Financial Reporting Standards ("IFRS") as issued by the International Accounting Standards Board ("IASB"). Reference to Wheaton or the Company includes the Company's wholly-owned subsidiaries. This MD&A contains "forward-looking" statements that are subject to risk factors set out in the cautionary note contained on page 73 of this MD&A as well as throughout this document. All figures are presented in United States dollars unless otherwise noted. This MD&A has been prepared as of March 14, 2024.

Table of Contents

Operational Overview

	Q4 2023	Q4 2022	Change	2023	2022	Change
Units produced						
Gold ounces	113,359	69,027	64.2 %	374,585	285,601	31.2 %
Silver ounces	4,208	5,303	(20.6)%	17,176	23,800	(27.8)%
Palladium ounces	4,209	3,869	8.8 %	15,800	15,485	2.0 %
Cobalt pounds	215	128	67.5 %	673	724	(7.1)%
Gold equivalent ounces [2]	174,222	142,887	21.9 %	619,608	616,755	0.5 %
Units sold						
Gold ounces	115,011	68,996	66.7 %	327,336	293,234	11.6 %
Silver ounces	3,175	4,935	(35.7)%	14,326	21,570	(33.6)%
Palladium ounces	3,339	3,396	(1.7)%	13,919	15,076	(7.7)%
Cobalt pounds	288	187	54.0 %	1,074	1,038	3.5 %
Gold equivalent ounces [2]	162,360	138,218	17.5 %	537,608	598,244	(10.1)%
Change in PBND and Inventory [3]						
Gold ounces	(7,179)	(3,491)	3,688	29,205	(21,706)	(50,911)
Silver ounces	313	(468)	(781)	(196)	(1,090)	(894)
Palladium ounces	1,059	58	(1,001)	1,568	(531)	(2,099)
Cobalt pounds	(87)	(68)	19	(446)	(363)	83
Gold equivalent ounces [2]	(2,973)	(10,191)	(7,218)	23,674	(40,033)	(63,707)
Per unit metrics						
Sales price						
Gold per ounce	$ 2,006	$ 1,725	16.3 %	$ 1,968	$ 1,806	9.0 %
Silver per ounce	$ 23.77	$ 21.52	10.5 %	$ 23.64	$ 21.84	8.2 %
Palladium per ounce	$ 1,070	$ 1,939	(44.8)%	$ 1,329	$ 2,133	(37.7)%
Cobalt per pound	$ 12.92	$ 22.62	(42.9)%	$ 13.81	$ 31.00	(55.5)%
Gold equivalent per ounce [2]	$ 1,931	$ 1,708	13.1 %	$ 1,890	$ 1,780	6.2 %
Cash costs [4]						
Gold per ounce [4]	$ 437	$ 475	8.0 %	$ 455	$ 472	3.6 %
Silver per ounce [4]	$ 5.02	$ 5.00	(0.4)%	$ 5.05	$ 5.33	5.3 %
Palladium per ounce [4]	$ 198	$ 357	44.5 %	$ 241	$ 377	36.1 %
Cobalt per pound [4,5]	$ 3.14	$ 16.52	81.0 %	$ 3.30	$ 8.10	59.3 %
Gold equivalent per ounce [2,4]	$ 417	$ 447	6.7 %	$ 424	$ 447	5.1 %
Cash operating margin [4]						
Gold per ounce [4]	$ 1,569	$ 1,250	25.5 %	$ 1,513	$ 1,334	13.4 %
Silver per ounce [4]	$ 18.75	$ 16.52	13.5 %	$ 18.59	$ 16.51	12.6 %
Palladium per ounce [4]	$ 872	$ 1,582	(44.9)%	$ 1,088	$ 1,756	(38.1)%
Cobalt per pound [4]	$ 9.78	$ 6.10	60.3 %	$ 10.51	$ 22.90	(54.1)%
Gold equivalent per ounce [2,4]	$ 1,514	$ 1,261	20.1 %	$ 1,466	$ 1,333	10.0 %
Total revenue	$ 313,471	$ 236,051	32.8 %	$ 1,016,045	$ 1,065,053	(4.6)%
Gold revenue	$ 230,716	$ 119,051	93.8 %	$ 644,131	$ 529,698	21.6 %
Silver revenue	$ 75,465	$ 106,175	(28.9)%	$ 338,594	$ 471,003	(28.1)%
Palladium revenue	$ 3,574	$ 6,586	(45.7)%	$ 18,496	$ 32,160	(42.5)%
Cobalt revenue	$ 3,716	$ 4,239	(12.3)%	$ 14,824	$ 32,192	(54.0)%
Net earnings	$ 168,435	$ 166,125	1.4 %	$ 537,644	$ 669,126	(19.6)%
Per share	$ 0.372	$ 0.367	1.4 %	$ 1.187	$ 1.482	(19.9)%
Adjusted net earnings [4]	$ 164,569	$ 103,744	58.6 %	$ 533,051	$ 504,912	5.6 %
Per share [4]	$ 0.363	$ 0.229	58.5 %	$ 1.177	$ 1.118	5.3 %
Operating cash flows	$ 242,226	$ 172,028	40.8 %	$ 750,809	$ 743,424	1.0 %
Per share [4]	$ 0.535	$ 0.381	40.4 %	$ 1.658	$ 1.646	0.7 %
Dividends paid [6]	$ 67,950	$ 67,797	0.2 %	$ 271,744	$ 270,946	0.3 %
Per share	$ 0.15	$ 0.15	0.0 %	$ 0.60	$ 0.60	0.0 %

1) All amounts in thousands except gold and palladium ounces produced and sold, per ounce amounts and per share amounts.
2) Gold-equivalent ounces ("GEOs"), which are provided to assist the reader, are based on the following commodity price assumptions: $1,850 per ounce gold; $24.00 per ounce silver; $1,800 per ounce palladium; and $18.75 per pound cobalt; consistent with those used in estimating the Company's production guidance for 2023.
3) Represents the increase (decrease) in payable ounces produced but not delivered ("PBND") relative to the various mines that the Company derives precious metal from and, for cobalt, the increase (decrease) of payable pounds PBND and inventory on hand. Payable units PBND will be recognized in future sales as they are delivered to the Company under the terms of their contracts. Payable ounces PBND to Wheaton is expected to average approximately two to three months of annualized production for both gold and palladium and two months for silver but may vary from quarter to quarter due to a number of factors, including mine ramp-up and the timing of shipments. Please see "Cautionary Note Regarding Forward-Looking Statements" for material risks, assumptions and important disclosure associated with this information.
4) Refer to discussion on non-IFRS measures beginning on page 60 of this MD&A.
5) Cash cost per pound of cobalt sold during the fourth quarter of 2023 was net of a previously recorded inventory write-down of $0.02 million (twelve months - $1.6 million), resulting in a decrease of $0.08 per pound of cobalt sold (twelve months - $0.91 per pound sold). Cash cost per pound of cobalt sold during the fourth quarter of 2022 includes an inventory write-down of $1.6 million (twelve months - $1.6 million), resulting in an increase of $8.71 per pound sold (twelve months - $1.60 per pound sold). The inventory which was written down in 2022 was fully sold during 2023, and no further inventory write down was required during 2023. The Company reflects the cobalt inventory at the lower of cost and net realizable value and will continue to monitor the market price of cobalt relative to the carrying value of the inventory at each reporting period.
6) Dividends declared in the referenced calendar quarter, relative to the financial results of the prior quarter. As at December 31, 2023, cumulative dividends of $2,066 million have been declared and paid by the Company.

Highlights

Operations

- For the three months ended December 31, 2023, relative to the comparable period of the prior year:
  - Production amounted to 174,200 gold equivalent ounces ("GEOs"), an increase of 22% relative to the comparable period of the prior year, with gold production increasing 64% primarily due to the mill throughput expansion at Salobo which achieved the highest production levels since the fourth quarter of 2019, partially offset by a 20% decrease in silver production attributable primarily to the labour strike at Peñasquito, the divestment of the Yauliyacu PMPA, the closure of the Minto mine and the temporary suspension of attributable production from Aljustrel.
  - Sales volumes amounted to 162,360 GEO's, an increase of 17% relative to the comparable period of the prior year, with the higher production levels being partially offset by relative changes in PBND.
  - Revenue increased 33% or $77 million to $313 million (74% gold, 24% silver, 1% palladium and 1% cobalt), with the increase being primarily due to a 13% increase in realized commodity prices and higher sales volumes resulting from the higher production, partially offset by relative changes in PBND.
  - Gross margin amounted to $177 million, representing an increase of $56 million.
  - Net earnings amounted to $168 million, an increase of $2 million, with the higher gross margin in Q4-2023 being offset by the results for Q4 2022 reflecting a $51 million gain relating to the disposal of the Yauliyacu PMPA.
  - Adjusted net earnings increased 59% or $61 million to $165 million, with the increase being due primarily to the higher gross margin.
  - Operating cashflow amounted to $242 million, with the $70 million increase being due primarily to the higher gross margin and higher interest income on the Company's cash balances.
- For the year ended December 31, 2023 relative to the comparable period of the prior year:
  - Production amounted to 619,600 GEOs, comparable to the prior year, with increased production from Salobo due to the mill throughput expansion and Constancia due to the mining of the high-grade zones of the Pampacancha deposit being offset by the cessation of production from Yauliyacu, 777, Keno Hill and Minto, the mining of lower grade material at Antamina and the labour strike at Peñasquito.
  - Revenue amounted to $1,016 million (63% gold, 34% silver, 2% palladium and 1% cobalt), with the $49 million decrease being primarily due to a 10% decrease in sales volumes resulting from relative changes in PBND partially offset by a 6% increase in realized commodity prices.
  - Gross margin amounted to $573 million, representing an increase of $8 million.
  - Net earnings amounted to $538 million, a decrease of $131 million primarily due to the prior year results reflecting $156 million of income relating to the disposal of the Yauliyacu and Keno Hill PMPAs.
  - Adjusted net earnings amounted to $533 million, with the $28 million increase being due primarily to the higher gross margin and higher interest income on the Company's cash balances.
  - Operating cashflow amounted to $751 million, with the $7 million increase being due primarily to the higher interest income on the Company's cash balances.
- On March 14, 2024, the Board of Directors declared a dividend in the amount of $0.155 per common share.

Corporate Development

- On May 16, 2023, the Company entered into a PMPA with Lumina Gold Corp., ("Lumina") in respect to the Cangrejos Project ("Cangrejos") located in Ecuador.
- On June 14, 2023, the Company amended the Blackwater Gold PMPA, increasing the amount of attributable gold it is entitled to under the contract.
- On September 10, 2023, the Company acquired a new 0.5% Net Smelter Royalty ("NSR") from Liberty Gold Corp., ("Liberty Gold") on the Black Pine Oxide Gold Project ("Black Pine").
- On October 24, 2023, the Company entered into a PMPA with Waterton Copper Corp. ("Waterton Copper") in respect of silver production from the Mineral Park Mine located in Arizona, USA.
- On November 15, 2023, the Company entered into a definitive agreement with certain entities advised by Orion Resource Partners ("Orion") to acquire existing PMPAs in respect of Ivanhoe Mines' Platreef Project

(the "Platreef PMPA") and BMC Minerals' Kudz Ze Kayah Project (the "Kudz Ze Kayah PMPA") (the "Orion Purchase Agreement"). Closing of the Orion Purchase Agreement occurred on February 27, 2024.

- On November 15, 2023, the Company entered into a PMPA with Dalradian Gold in respect of gold production from the Curraghinalt project located in Northern Ireland, United Kingdom.

- On November 21, 2023, the Company along with Vale announced the successful completion of the throughput test for the first phase of the Salobo III expansion project in Brazil.

- On December 13, 2023, the Company entered into a 1% Gross Revenue Royalty with Vista Gold Corp. ("Vista") on the Mt Todd gold project located in Northern Territory, Australia.

Other

- On April 12, 2023, B2Gold Corp. ("B2Gold") completed its acquisition of all the issued and outstanding common shares of Sabina Gold & Silver Corp. ("Sabina"), and in conjunction with this acquisition, B2Gold exercised the option to acquire 33% of the stream under the Goose PMPA, resulting in a gain on partial disposal of the Goose PMPA in the amount of $5 million.
- During the fourth quarter of 2023:
    - The Company made its quarterly dividend payment of $67 million.
    - The Company made total upfront cash payments of $452 million relative to the Blackwater PMPA ($45 million), Cangrejos PMPA ($17 million), the newly acquired Curraghinalt PMPA ($20 million) and the Salobo III expansion payment ($370 million).
- During 2023:
    - The Company made four quarterly dividend payments totaling $265 million.
    - The Company made total upfront cash payments of $664 million relative to the Blackwater PMPA ($181 million), the Cangrejos PMPA ($29 million), the Goose PMPA ($63 million), the newly acquired Curraghinalt PMPA ($20 million) and the Salobo III expansion payment ($370 million).
    - The Company received $46 million from the partial disposition of the Goose PMPA.

Outlook[1]

Wheaton's estimated attributable production in 2024, the estimated attributable gold equivalent production in 2028, as well as the estimated 5-year average annual gold equivalent production for 2029 to 2033, is as follows:

Metal	2023 Actual Production[1,2]	2024 Production Guidance	2028 Target Production Guidance[2,3]	2029-2033 Average Annual Production Guidance[2,3]
Gold Ounces	374,585	325,000 to 370,000		
Silver Ounces ('000s)	17,176	18,500 to 20,500		
Other Metals (GEOs)	12,275	12,000 to 15,000		
Gold Equivalent Ounces[3]	584,389	550,000 to 620,000	Over 800,000	Over 850,000

It is important to note that as gold outperformed all other metals during 2023, the assumed metal prices for 2024 results in lower gold equivalency calculations in 2024 compared to 2023.

2024 Production Outlook

For 2024, gold equivalent production is forecast to be consistent with 2023, as expected stronger attributable production from Peñasquito and Voisey's Bay is forecast to be offset by lower production from Salobo, the suspension of operations at Minto, and the temporary halting of production at Aljustrel. Attributable production is forecast to increase at Peñasquito as a result of uninterrupted operations, and at Voisey's Bay due to the ongoing transition from the Ovoid pit to the underground mines. Attributable production is forecast to decrease slightly at Salobo due to lower grades as per the mine plan, which are expected to partially offset increasing throughput as the Salobo III mine expansion project continues toward completion. In addition, the Company anticipates production from the Blackwater project to commence in the fourth quarter of 2024.

On May 13, 2023, it was announced that operations at the Minto Mine had been suspended, and the Yukon Government had assumed care and control of the site. On September 12, 2023, it was announced that as a result of low zinc prices, the production of zinc and lead concentrates at the Aljustrel Mine would be halted from September 24, 2023, until the second quarter of 2025. Combined, the removal of production from Minto and Aljustrel accounts for a 25,000 GEO[3] reduction in 2024 production guidance.

Long-Term Production Outlook

Production is forecast to increase by approximately 40% over the next five years to over 800,000 GEOs[2] by 2028, primarily due to growth from operating assets including Salobo, Antamina, Peñasquito, Voisey's Bay and Marmato; development projects which are in-construction and/or permitted including Platreef, Blackwater, Goose, Mineral Park, Fenix, Curipamba and Santo Domingo; and pre-development projects including Marathon and Copper World, for which production is anticipated towards the latter end of the five-year forecast period.

From 2029 to 2033, attributable production is forecast to average over 850,000 GEOs[2,3] in the five-year period and incorporates additional incremental production from pre-development assets including the Cangrejos, Kudz ze Kayah, Curraghinalt, Victor and Kutcho projects, in addition to the Brewery Creek, Black Pine and Mt. Todd royalties.

Not included in Wheaton's long-term forecast and instead classified as 'optionality', includes potential future production from Pascua Lama, Navidad, Toroparu, Cotabambas, Metates, DeLamar and additional expansions at Salobo outside of the Salobo III mine expansion project.

Liquidity

From a liquidity perspective, the $547 million of cash and cash equivalents as at December 31, 2023 combined with the liquidity provided by the available credit under the $2 billion revolving term loan ("Revolving Facility") and ongoing operating cash flows positions the Company well to fund all outstanding commitments and known contingencies as well as providing flexibility to acquire additional accretive mineral stream interests.

---

[1] Statements made in this section contain forward-looking information with respect to forecast production, funding outstanding commitments and continuing to acquire accretive mineral stream interests and readers are cautioned that actual outcomes may vary. Please see "Cautionary Note Regarding Forward-Looking Statements" for material risks, assumptions and important disclosure associated with this information.

[2] Ounces produced represent the quantity of silver, gold, palladium and cobalt contained in concentrate or doré prior to smelting or refining deductions. Gold equivalent forecast production for 2024 and the longer-term outlook are based on the following updated commodity price assumptions: $2,000 per ounce gold, $23 per ounce silver, $1,000 per ounce palladium, $950 per ounce of platinum and $13.00 per pound cobalt. For purposes of comparison, 2023 actual production numbers have been adjusted to reflect 2024 commodity price assumptions.

[3] Historically, Wheaton has provided 5 and 10-year averages for its long-term guidance, however the company has elected to introduce a 5-year target (2028), in addition to an annual average for years 6 through 10 (i.e. 2029-2033), with a goal of providing increased granularity and further transparency of our expected growth profile

Mineral Stream Interests

The following table summarizes the mineral stream interests currently owned by the Company:

Mineral Stream Interests	Mine Owner [1]	Location [1]	Attributable Production	Production Payment Per Unit [2,3]	Total Upfront Consideration			Cash Flow Generated to Date [3]	Units Received & Sold to Date [3]	Q4-2023 Inventory & PBND [3,4]	Term [1]
					Paid to Dec 31 2023 [3]	To be Paid [1,2]	Total [3]				
Gold											
Salobo	Vale	BRA	75%	$425	$ 3,429,360	$ -	$ 3,429,360	$ 2,164,365	1,969,276	63,042	LOM
Sudbury [5]	Vale	CAN	70%	$400	623,572	-	623,572	289,099	278,470	10,625	20 years [5]
Constancia	Hudbay	PER	50%	$420	135,000	-	135,000	220,964	177,803	9,947	LOM
San Dimas	FM	MEX	variable [6]	$631	220,000	-	220,000	256,299	237,261	2,610	LOM
Stillwater [7]	Sibanye	USA	100%	18%	237,880	-	237,880	82,358	59,757	5,193	LOM
Other											
Minto	MNTO	CAN	100% [8]	50%	47,283	-	47,283	230,824	231,091	8,231	LOM
Copper World	Hudbay	USA	100%	$450	-	39,100	39,100	-	-	-	LOM
Marmato [9]	Aris	CO	10.5% [9]	18%	45,400	117,600	163,000	11,080	7,292	119	LOM
Santo Domingo	Capstone	CHL	100% [10]	18%	30,000	260,000	290,000	-	-	-	LOM
Fenix	Rio2	CHL	6% [11]	18%	25,000	25,000	50,000	-	-	-	LOM
Blackwater	Artemis	CAN	8% [12]	35%	340,000	-	340,000	-	-	-	LOM
Curipamba	Adventus	ECU	50% [13]	18%	10,117	118,787	128,904	-	-	-	LOM
Marathon	Gen Mining	CAN	100% [14]	18%	21,857	105,852	127,709	-	-	-	LOM
Goose	B2Gold	CAN	2.78% [15]	18%	83,750	-	83,750	-	-	-	LOM
Cangrejos	Lumina	ECU	6.6% [16]	18%	28,700	271,300	300,000	-	-	-	LOM
Platreef	Ivanhoe	SA	62.5% [17]	$100	-	275,300	275,300	-	-	-	LOM [17]
Curraghinalt	Dalradian	UK	3.05% [18]	18%	20,000	55,000	75,000	-	-	-	LOM
Kudz Ze Kayah	BMC	CAN	6.875% [19]	20%	-	13,860	13,860	-	-	-	LOM
					$ 5,297,919	$ 1,281,799	$ 6,579,718	$ 3,254,989	2,960,950	99,767	
Silver											
Peñasquito	Newmont	MEX	25%	$4.50	$ 485,000	$ -	$ 485,000	$ 1,388,944	80,087	479	LOM
Antamina	Glencore	PER	33.75% [20]	20%	900,000	-	900,000	685,783	44,224	526	LOM
Constancia	Hudbay	PER	100%	$6.20	294,900	-	294,900	225,924	17,209	334	LOM
Other											
Los Filos	Equinox	MEX	100%	$4.68	4,463	-	4,463	40,466	2,184	31	25 years [21]
Zinkgruvan	Lundin	SWE	100%	$4.68	77,866	-	77,866	495,029	33,264	163	LOM
Stratoni	Eldorado	GRC	100%	$11.54	57,500	-	57,500	155,868	10,378	-	LOM
Neves-Corvo	Lundin	PRT	100%	$4.46	35,350	-	35,350	162,128	9,589	150	50 years [22]
Aljustrel	Almina	PRT	100% [23]	$0.50	2,451	-	2,451	48,804	4,273	1	50 years [22]
Minto	MNTO	CAN	100%	$4.39	7,522	-	7,522	28,995	1,646	35	LOM
Pascua-Lama	Barrick	CHL/ARG	25%	$3.90	625,000	-	625,000	372,767	19,775	-	LOM
Copper World	Hudbay	USA	100%	$3.90	-	190,900	190,900	-	-	-	LOM
Navidad	PAAS	ARG	12.5%	$4.00	10,788	32,400	43,188	-	-	-	LOM
Marmato [9]	Aris	CO	100% [9]	18%	7,600	4,400	12,000	2,400	122	5	LOM
Cozamin	Capstone	MEX	50% [24]	10%	150,000	-	150,000	39,548	1,862	93	LOM
Blackwater	Artemis	CAN	50% [12]	18%	140,800	-	140,800	-	-	-	LOM
Curipamba	Adventus	ECU	75% [13]	18%	3,648	42,948	46,596	-	-	-	LOM
Mineral Park	Waterton	US	100%	18%	-	115,000	115,000	-	2,149	-	LOM
Kudz Ze Kayah	BMC	CAN	6.875% [19]	20%	-	24,640	24,640	-	-	-	LOM
					$ 2,802,888	$ 410,288	$ 3,213,176	$ 3,646,656	226,762	1,817	
Palladium											
Stillwater [7]	Sibanye	USA	4.5% [25]	18%	$ 262,120	$ -	$ 262,120	$ 148,840	97,788	6,666	LOM
Platreef	Ivanhoe	SA	5.25% [17]	30%	-	78,700	78,700	-	-	-	LOM [17]
					$ 262,120	$ 78,700	$ 340,820	$ 148,840	97,788	6,666	
Platinum											
Marathon	Gen Mining	CAN	22% [14]	18%	$ 9,367	$ 45,365	$ 54,732	$ -	-	-	LOM
Platreef	Ivanhoe	SA	5.25% [17]	30%	-	57,500	57,500	-	-	-	LOM [17]
					$ 9,367	$ 102,865	$ 112,232	$ -	-	-	
Cobalt											
Voisey's Bay	Vale	CAN	42.4% [26]	18%	$ 390,000	$ -	$ 390,000	$ 46,936	2,998	445	LOM
Total PMPAs Currently Owned					$ 8,762,294	$ 1,737,452	$ 10,499,746	$ 7,097,421			
Terminated / Matured PMPAs					1,303,697	-	$ 1,303,697	3,117,152			
Total					$ 10,065,991	$ 1,737,452	$ 11,803,443	$ 10,214,573			

1) Abbreviations as follows: FM = First Majestic Silver Corp; MNTO = Minto Metals Corp.; PAAS = Pan American Silver Corp; ARG = Argentina; BRA = Brazil; CAN = Canada; CHL = Chile; CO = Colombia; ECU = Ecuador; GRC = Greece; MEX = Mexico; PER = Peru; PRT = Portugal; SA = South Africa; SWE = Sweden; USA = United States; UK = United Kingdom; and LOM = Life of Mine.

2) Please refer to the section entitled "Contractual Obligations and Contingencies – Mineral Stream Interests" on page 37 of this MD&A for more information.

3) All figures in thousands except gold and palladium ounces and per ounce amounts. The total upfront consideration paid to date excludes closing costs and capitalized interest, where applicable. Please refer to the section entitled "Other Contractual Obligations and Contingencies" on page 39 of this MD&A for details of when the remaining upfront consideration is forecasted to be paid.

4) Payable gold, silver, palladium and cobalt PBND are based on management estimates. These figures may be updated in the future as additional information is received. The figure for cobalt comprises a combination of PBND and Inventory. Please see "Cautionary Note Regarding Forward-Looking Statements" for material risks, assumptions and important disclosure associated with this information.

5) Comprised of the operating Coleman, Copper Cliff, Garson, Creighton and Totten gold interests as well as the non-operating Stobie and Victor gold interests. As of December 31, 2023, the Company has received approximately $289 million of operating cash flows from the Sudbury stream. Should the market value of gold delivered to Wheaton through the 20-year term of the contract, net of the per ounce cash payment, be lower than the initial $670 million refundable deposit, the Company will be entitled to a refund of the difference at the conclusion of the term. The term of the Sudbury PMPA ends on May 11, 2033.

6) The original San Dimas SPA, entered into on October 15, 2004, was terminated on May 10, 2018 and concurrently the Company entered into the new San Dimas PMPA. Under the terms of the San Dimas PMPA, the Company is entitled to an amount equal to 25% of the payable gold production plus an additional amount of gold equal to 25% of the payable silver production converted to gold at a fixed gold to silver exchange ratio of 70:1 from the San Dimas mine. If the average gold to silver price ratio decreases to less than 50:1 or increases to more than 90:1 for a period of 6 months or more, then the "70" shall be revised to "50" or "90", as the case may be, until such time as the average gold to silver price ratio is between 50:1 to 90:1 for a period of 6 months or more in which event the "70" shall be reinstated. The current ratio is 70:1.

7) Comprised of the Stillwater and East Boulder gold and palladium interests.

8) The Company is entitled to acquire 100% of the first 30,000 ounces of gold produced per annum and 50% thereafter. On May 13, 2023, Minto Metals Corp. announced the suspension of operations at the Minto mine.

9) Once the Company has received 310,000 ounces of gold and 2.15 million ounces of silver under the Marmato PMPA, the attributable gold and silver production will be reduced to 5.25% and 50%, respectively.

10) Once the Company has received 285,000 ounces of gold under the Santo Domingo PMPA, the Company's attributable gold production will be reduced to 67%.

11) Once the Company has received 90,000 ounces of gold under the Fenix PMPA, the attributable gold production will reduce to 4% until 140,000 ounces have been delivered, after which the stream drops to 3.5%.

12) Once the Company has received 464,000 ounces of gold under the amended Blackwater Gold PMPA, the attributable gold production will be reduced to 4%. Once the Company has received 17.8 million ounces of silver under the Blackwater Silver PMPA, the attributable silver production will be reduced to 33%.

13) Once the Company has received 145,000 ounces of gold under the Curipamba PMPA, the attributable gold production will be reduced to 33%, and once the Company has received 4.6 million ounces of silver, the attributable silver production will be reduced to 50%.

14) Once the Company has received 150,000 ounces of gold and 120,000 ounces of platinum under the Marathon PMPA, the attributable gold and platinum production will be reduced to 67% and 15%.

15) During Q2-2023, B2Gold completed its acquisition of all the issued and outstanding common shares of Sabina, and in conjunction with this acquisition B2Gold exercised the option to acquire 33% of the stream under the Goose PMPA in exchange for a cash payment in the amount of $46 million, resulting in a gain on partial disposal of the Goose PMPA in the amount of $5 million. In connection with the exercise of the option, once the Company has received 87,100 ounces of gold under the Goose PMPA, the Company's attributable gold production will be 1.44%, and once the Company has received 134,000 ounces of gold under the agreement, the Company's attributable gold production will be reduced to 1.0%.

16) Once Wheaton has received 700,000 ounces of gold under the Cangrejos PMPA, the Company's attributable gold production will be reduced to 4.4%.

17) Once the Company has received 218,750 ounces of gold under the Platreef Gold PMPA, the attributable gold production will reduce to 50% until 428,300 ounces have been delivered, after which the stream drops to 3.125%. Under the Platreef Palladium and Platinum PMPA, once the Company has received 350,000 ounces of combined palladium and platinum, the attributable palladium and platinum production will reduce to 3% until 485,115 ounces have been delivered, after which the stream drops to 0.1% of the payable palladium and platinum production. If certain thresholds are met, including if production through the Platreef project concentrator achieves 5.5 million tonnes per annum ("Mtpa"), the 3.125% residual gold stream and the 0.1% residual palladium and platinum stream will terminate. Under the Platreef Gold PMPA, Sandstorm Gold Ltd. (which acquired Nomad Royalty Ltd. on August 15, 2022) ("Sandstorm") is entitled to purchase 37.5% of payable gold. The decrease in the percentage of payable metal that Wheaton will be entitled to purchase is conditional on delivery of the total amount of payable gold to all purchasers (Wheaton and Sandstorm combined). The values set out herein pertain only to Wheaton's share of the payable gold.

18) Once the Company has received 125,000 ounces of gold under the Curraghinalt PMPA, the Company's attributable gold production will be reduced to 1.5%.

19) Under the Kudz Ze Kayah PMPA, the Company will be entitled to purchase staged percentages of produced gold and produced silver ranging from 6.875% to 7.375% until 330,000 ounces of gold and 43.30 million ounces of silver are produced and delivered, thereafter reducing to a range of 5.625% to 6.125% until a further 59,800 ounces of gold and 7.96 million ounces of silver are produced and delivered, further reducing to a range of 5% to 5.5% until a further 270,200 ounces of gold and 35.34 million ounces of silver are produced and delivered for a total of 660,000 ounces of gold and 86.6 million ounces of silver and thereafter ranging between 6.25% and 6.75%.

20) Once Wheaton has received 140 million ounces of silver under the Antamina PMPA, the Company's attributable silver production will be reduced to 22.5%.

21) The term of the Los Filos PMPA ends on October 15, 2029.

22) The term of the Neves-Corvo and Aljustrel PMPAs ends on June 5, 2057.

23) Wheaton only has the rights to silver contained in concentrate containing less than 15% copper at the Aljustrel mine. On September 12, 2023, it was announced that the production of the zinc and lead concentrates at the Aljustrel mine will be halted from September 24, 2023 until the second quarter of 2025.

24) Once Wheaton has received 10 million ounces of silver under the Cozamin PMPA, the Company's attributable silver production will be reduced to 33%.

25) Once the Company has received 375,000 ounces of palladium under the Stillwater PMPA, the Company's attributable palladium production will be reduced to 2.25%, and once the Company has received 550,000 ounces of palladium under the agreement, the Company's attributable palladium production will be reduced to 1%.

26) Once the Company has received 31 million pounds of cobalt under the Voisey's Bay PMPA, the Company's attributable cobalt production will be reduced to 21.2%.

27) On November 15, 2023, the Company entered into a purchase agreement with certain entities advised by Orion to acquire the existing Platreef and KZK PMPAs (the "Orion Purchase Agreement"). Closing of the Orion Purchase Agreement occurred on February 27, 2024.

Updates on the Operating Mineral Stream Interests

Salobo – Mill Throughput Expansion

On November 21, 2023, Vale S.A. ("Vale") reported the successful completion of the throughput test for the first phase of the Salobo III project, with the Salobo complex exceeding an average of 32 million tonnes per annum ("Mtpa") over a 90-day period. Under the terms of the agreement, the Company paid Vale $370 million for the completion of the first phase of the Salobo III expansion project on December 1, 2023. Salobo III is expected to achieve a sustained throughput capacity of 36 Mtpa in the fourth quarter of 2024.

Voisey's Bay – Underground Mine Extension

Vale reports that physical completion of the Voisey's Bay underground mine extension was 92% at the end of the fourth quarter, and that the main surface assets are completed and already operating. The electromechanical assembly on the remaining surface assets are well advanced (above 60% physical progress). In the underground portion, the scope in Reid Brook is completed and the project is fully focused on Eastern Deeps. The mine development is concluded, and construction is ongoing.

Peñasquito – Restart of Operations

On June 8, 2023, Newmont Corporation ("Newmont") reported that it had suspended operations at the Peñasquito mine due to a labour dispute effective June 7, 2023. On October 13, 2023, Newmont reached a definitive agreement with the union to end the strike and has since safely ramped up operations at the mine.

Antamina – Approval of the Modification of the Environmental Impact Study
On February 15, 2024, Peru's National Environmental Certification Service for Sustainable Investments approved, after a detailed evaluation process, the Modification of the Environmental Impact Study, which will allow for the extension of Antamina's mine life from 2028 to 2036.

Updates on the Development Stage Mineral Stream Interests

Copper World Complex
On September 8, 2023, Hudbay Minerals Inc., ("Hudbay") announced the results of the enhanced pre-feasibility study for Phase I of its 100%-owned Copper World project in Arizona. After receipt of two outstanding permits which are expected in mid-2024, Hudbay intends to complete a minority joint venture partner process prior to commencing a definitive feasibility study. The opportunity to sanction Copper World is not expected until 2025 based on current estimated timelines. With the results from this pre-feasibility study, Wheaton has now incorporated gold in the 2023 mineral reserves and mineral resources statement in this MD&A.

Marmato Mine
On July 12, 2023, Aris Mining Corporation ("Aris Mining") announced that they have received approval from the Corporación Autónoma Regional del Caldas ("Corpocaldas"), a regional environmental authority in Colombia, of the Environmental Management Plan ("PMA") which now permits the development of the Marmato Lower Mine. On January 16, 2024, Aris Mining provided an update that the Marmato Lower Mine construction commenced in September 2023. On March 6, 2024, Aris Mining provided an update that construction at the Marmato Lower Mine has ramped up with initial access roads completed, the lead contractor for portal and decline development selected, and tenders for key items for the new processing plant underway. First gold pour is expected in late 2025.

Fenix
On July 5, 2022, Rio2 Limited ("Rio2") announced that the Regional Evaluation Commission has voted for not approving the Environmental Impact Assessment ("EIA") for the Fenix project. On September 7, 2022, Rio2 further announced that it had identified numerous discrepancies with the factual and procedural matters in the Environmental Qualification Resolution ("RCA"), resulting in the filing of an administrative appeal on August 31, 2022. In parallel with the administrative appeal process, Rio2 indicated that they will work closely with regional authorities to address any remaining concerns.

On December 20, 2023, Rio2 reported that it had been successful in being granted approval of its EIA, allowing Rio2 to advance the Fenix project through statutory permitting, financing, and the currently planned recommencement of construction activities during 2024.

Blackwater
On December 15, 2023, Artemis Gold Inc., ("Artemis") announced that it has completed its first draw of $150 million under its $360 million project loan facility announced on March 1, 2023. Artemis also states that construction of Blackwater remains on track and these funds will be allocated to continue to fund construction towards completion. On January 30, 2024, Artemis announced that overall construction was 59% complete. On February 21, 2024, Artemis announced the results of an expansion study to optimize the timing of mine expansion through the advancing of Phase 2. A decision on the acceleration of the Phase 2 expansion is expected to be considered in the second half of 2024.

Curipamba
On September 11, 2023, Adventus Mining Corporation ("Adventus") provided an update that the Constitutional Court of Ecuador declared that processing of an unconstitutionality claim filed by the indigenous group CONAIE and other complainants against Presidential Decree 754 that regulates environmental consultation for all public and private industries and sectors in Ecuador was a priority and set a public hearing for September 18, 2023. Adventus has indicated that historically the Court can be expected to issue a resolution within two to three months following the public hearing commencement. On November 17, 2023, Adventus announced that the Court has issued a ruling that declared Decree 754 to be unconstitutional in form. The ruling expressly revokes the temporary suspension of the Decree and indicates that the Decree will remain in-effect until the assembly passes a new law regulating the consultation process.

On October 2, 2023, Adventus announced that the El Domo – Curipamba project has been issued a favourable Certificate of No Affect of Water by the Ministry of Environment and Water of the Government of Ecuador. This certificate and milestone allow the planned and designed projected infrastructure construction in an area with the presence of surface and ground water sources. On December 27, 2023, Adventus announced that the Ministry of Environment, Water and Ecological Transition of Ecuador has completed the final consultation phase of the environmental consultation process for the El Domo – Curipamba project on December 15, 2023. Following the presentation of the updated environmental management plan, the community participants deliberated and then voted in favour of issuing the environmental license, with 98% of people from the direct areas of influence of the Curipamba project participating in the voting process. On January 22, 2024, Adventus announced that the Ministry of

Environment, Water and Energy Transition of the Government of Ecuador has granted the environmental license for the construction and operation of the El Domo – Curipamba project. On January 30, 2024, Adventus announced that the Ministry of Energy and Mines of Ecuador has issued a permit which grants approval for the design, construction, operation, and maintenance of the tailings storage facility ("TSF") for the Curipamba project. The start of TSF construction is a key condition precedent for the Company to make additional upfront cash payments under the Curipamba PMPA.

Marathon
The permitting process for the Marathon project continues to advance, with Generation Mining Limited ("Gen Mining") announcing on November 7, 2023, that the province of Ontario had accepted and filed the closure plan, and on November 21, 2023 Gen Mining announced that the Ministry of Natural Resources and Forestry of the province of Ontario had issued the permit to remove trees. In addition, on November 21, 2023, Gen Mining announced the closure of the Cdn$15 million bought deal financing with a lead order of Cdn$5 million from Wheaton.

Goose
On January 23, 2024, B2Gold Corp., ("B2Gold") provided a construction update highlighting that it is progressing ahead of schedule within the mill and processing buildings, along with preparatory work for peak construction activities in the second and third quarter of 2024, with the project remaining on schedule to achieve its initial gold pour in the first quarter of 2025.

Cangrejos
On October 18, 2023, Lumina Gold Corp., ("Lumina") announced that the Cangrejos project is proceeding on schedule. Lumina has been actively executing its 2023 feasibility study drill plan with nine rigs currently at site. Lumina has signed contracts with several engineering companies for the advancement of the feasibility study. The feasibility study is expected to be completed in the first quarter of 2025. On January 18, 2024, Lumina announced results from the phase 1 mining resource conversion drilling campaign in support of the ongoing feasibility study at Cangrejos. Lumina noted that the assays from the resource infill program continue to demonstrate the exceptional continuity of grade at Cangrejos. Lumina also noted that it is operating normally at the Cangrejos project and to date their activities have not been affected by the recent civil disturbances that have impacted other areas in Ecuador.

Mineral Park
On October 24, 2023, the Company entered into a PMPA (the "Mineral Park PMPA") with Waterton Copper Corp., a subsidiary of Waterton Copper LP ("Waterton Copper"), in respect of silver production from the Mineral Park mine located in Arizona, USA ("Mineral Park"). Under the Mineral Park PMPA, Wheaton will purchase an amount of silver equal to 100% of the payable silver production for the life of the mine. Under the terms of the Mineral Park PMPA, the Company is committed to pay Waterton Copper total upfront cash consideration of $115 million in four payments during construction through three installments of $25 million and a final installment of $40 million, with the initial payment expected to be made in Q2-2024. In addition, Wheaton will make ongoing payments for the silver ounces delivered equal to 18% of the spot price of silver until the value of the silver delivered, net of the production payment, is equal to the upfront consideration of $115 million, at which point the production payment will increase to 22% of the spot price of silver. The Company has also entered into a loan agreement to provide a secured debt facility of up to $25 million to Origin Mining Company, LLC, the Mineral Park owner and affiliate of Waterton Copper, once the full upfront consideration has been paid.

Cotabambas
On January 15, 2024, Panoro Minerals Ltd., ("Panoro") announced that it has received the mineral resource estimate for the Cotabambas project, and now plan to complete the prefeasibility study.

Acquisition of Existing Platreef & Kudz Ze Kayah PMPAs
On November 15, 2023, the Company announced that it had entered into a purchase agreement with certain entities advised by Orion Resource Partners ("Orion") to acquire three existing streams (the "Orion Purchase Agreement"), including the existing gold purchase agreement (the "Platreef Gold PMPA") between Orion and Ivanhoe Mines SA, a subsidiary of Ivanplats (Pty), ("Ivanhoe") in respect of gold production from the Platreef project located in the Limpopo province of South Africa (the "Platreef project"), an existing palladium and platinum purchase agreement (the "Platreef PGM PMPA") in respect of palladium and platinum production from the Platreef project and an existing gold and silver purchase agreement between Orion and BMC Minerals (the "KZK PMPA") in respect of gold and silver production from the Kudz Ze Kayah project located in central Yukon, Canada (the "KZK project").

Under the Platreef Gold PMPA, the Company is entitled to purchase 62.5% of the payable gold production until a total of 218,750 ounces of gold has been delivered to the Company, at which point the Company will be entitled to purchase 50% of the payable gold production until a total of 428,300 ounces of gold has been delivered, after which the Company will be entitled to purchase 3.125% of the payable gold production. If certain thresholds are met, including if production through the Platreef project concentrator achieves 5.5 Mtpa, the 3.125% residual gold stream will terminate. Under the Platreef Gold PMPA, the Company will make ongoing payments for the gold ounces delivered equal to $100 per ounce until a total of 428,300 ounces of gold have been delivered, increasing to 80% of the spot price of gold thereafter.

Under the Platreef PGM PMPA, the Company is entitled to purchase 5.25% of the payable palladium and platinum production until a total of 350,000 ounces of combined palladium and platinum have been received, after which the stream will be reduced to 3.0% of the payable palladium and platinum production until 485,115 ounces have been delivered, at which point the stream will be reduced to 0.1% of the payable palladium and platinum production. If certain thresholds are met, including if production through the Platreef project concentrator achieves 5.5 Mtpa, the 0.1% residual palladium and platinum stream will terminate. Under the Platreef PGM PMPA, the Company will make ongoing payments for the palladium and platinum ounces delivered equal to 30% of the respective spot prices until 485,115 combined ounces have been received, increasing to 80% of the spot price of palladium and platinum thereafter.

Under the KZK PMPA, the Company is entitled to purchase staged percentages of gold and silver production ranging from 6.875% to 7.375% depending on the timing of such deliveries, until 330,000 ounces of gold and 43.30 million ounces of silver are produced and delivered, reducing to a range of 5.625% to 6.125% until a further 59,800 ounces of gold and 7.96 million ounces of silver are produced and delivered, further reducing to a range of 5.000% to 5.500% until a further 270,200 ounces of gold and 35.34 million ounces of silver are produced and delivered (for a total of 660,000 ounces of gold and 86.60 million ounces of silver), and thereafter ranging between 6.25% and 6.75%. Under the KZK PMPA, the Company will make ongoing payments for the gold and silver ounces delivered equal to 20% of the spot gold and silver price. Under the KZK PMPA, BMC Minerals has a buyback option to repurchase 50% of the stream for a period of 30 days after June 22, 2026, for $36 million.

The Company paid $450 million to Orion on February 27, 2024, being the closing date of the acquisition of the Platreef Gold PMPA, Platreef PGM PMPA and the KZK PMPA. An additional $5 million contingency payment is due to Orion if the KZK project achieves certain milestones.

On February 26, 2024, Ivanhoe reported that while construction activities for the Platreef Phase 1 concentrator are on track for completion in the third quarter of 2024, hot commissioning and ramp-up of production are now anticipated for early 2025 in order to prioritize shaft development. An updated independent feasibility study ("FS") is planned for the second half of 2024 on an optimized development plan for Phase 2. The optimized development plan accelerates the development of Phase 2 at a total processing capacity of 4 Mtpa by equipping Shaft #3 for hoisting. An independent preliminary economic assessment (PEA) is planned concurrently with the FS on a significantly larger Phase 3 expansion, once the major 8 Mtpa Shaft #2 is available for hoisting. A Phase 3 expansion to 10 Mtpa processing capacity is expected to rank Platreef as one of the world's largest platinum-group metal, nickel, copper and gold producers.

Acquisition of the Curraghinalt PMPA
On November 15, 2023, the Company entered into a PMPA for a gold stream in respect of Dalradian Gold's Curraghinalt project (the "Curraghinalt PMPA"). The Curraghinalt project is located in Northern Ireland, United Kingdom. Under the Curraghinalt PMPA, the Company will purchase an amount of gold equal to 3.05% of the payable gold production until 125,000 ounces of gold has been delivered, at which point the stream will be reduced to 1.5% of the payable gold production for life of mine. Under the terms of the Curraghinalt PMPA, the Company paid $20 million on December 21, 2023 with an additional $55 million being paid during construction, subject to various customary conditions being satisfied. In addition, Wheaton will make ongoing payments for the gold ounces delivered equal to 18% of the spot price of gold until the value of the gold delivered, net of the production payment, is equal to the upfront consideration of $75 million, at which point the production payment will increase to 22% of the spot price of gold.

Mt Todd
On December 13, 2023, the Company purchased a 1.0% gross revenue royalty interest (the "Mt Todd Royalty") in the Mt Todd gold project located in Northern Territory, Australia from a subsidiary of Vista Gold Corp. for $20 million to be paid in three installments. Under the Mt Todd Royalty, if completion is not achieved by April 1, 2028, the Mt Todd Royalty will increase annually by 0.13% of gross revenue to a maximum of 2.0% of gross revenue. The Mt Todd Royalty rate, annual increase percentage, and maximum rate can each be reduced by one-third upon the occurrence of one of the following events: (i) a change of control of the subsidiary of Vista occurs prior to April 1, 2028 and the payment of certain amounts to the Company; or (ii) payment to the Company of the applicable Mt Todd Royalty associated with the subsidiary of Vista delivering 3.47 million gold ounces to a third-party. The Company also acquired a right of first refusal on any precious metals streaming, royalty, pre-pay or other similar transaction on the Mt Todd properties. On December 18, 2023, the Company paid the first installment payment of $3 million under the royalty agreement.

Early Deposit Mineral Stream Interests

Early deposit mineral stream interests represent agreements relative to early stage development projects whereby Wheaton can choose not to proceed with the agreement once certain documentation has been received including, but not limited to, feasibility studies, environmental studies and impact assessment studies. Once Wheaton has elected to proceed with the agreement, the carrying value of the stream will be transferred to Mineral Stream Interests.

The following table summarizes the early deposit mineral stream interests currently owned by the Company:

Early Deposit Mineral Stream Interests	Mine Owner	Location of Mine	Upfront Consideration Paid to Date [1]	Upfront Consideration to be Paid [1, 2]	Total Upfront Consideration[1]	Attributable Production to be Purchased		Term of Agreement	Date of Original Contract
						Gold	Silver		
Toroparu	Aris Mining	Guyana	$ 15,500	$ 138,000	$ 153,500	10%	50%	Life of Mine	11-Nov-13
Cotabambas	Panoro	Peru	14,000	126,000	140,000	25% [3]	100% [3]	Life of Mine	21-Mar-16
Kutcho	Kutcho	Canada	16,852	58,000	74,852	100%	100%	Life of Mine	14-Dec-17
			$ 46,352	$ 322,000	$ 368,352				

1) Expressed in thousands; excludes closing costs and capitalized interest, where applicable.
2) Please refer to the section entitled "Other Contractual Obligations and Contingencies" on page 39 of this MD&A for details of when the remaining upfront consideration is forecast to be paid.
3) Once 90 million silver equivalent ounces attributable to Wheaton have been produced, the attributable production will decrease to 16.67% of gold production and 66.67% of silver production for the life of mine.

Mineral Royalty Interests

The following table summarizes the mineral royalty interests owned by the Company as at December 31, 2023:

Royalty Interests	Mine Owner	Location of Mine	Royalty [1]	Upfront Consideration Paid to Date [2]	Upfront Consideration to be Paid [2]	Total Upfront Consideration [2]	Term of Agreement	Date of Original Contract
Metates	Chesapeake	Mexico	0.5% NSR	$ 3,000	$ -	$ 3,000	Life of Mine	07-Aug-2014
Brewery Creek [3]	Victoria Gold	Canada	2.0% NSR	3,529	-	3,529	Life of Mine	04-Jan-2021
Black Pine [4]	Liberty Gold	USA	0.5% NSR	3,600	-	3,600	Life of Mine	10-Sep-2023
Mt Todd [5]	Vista	Australia	1.0% GR	3,000	17,000	20,000	Life of Mine	13-Dec-2023
				$ 13,129	$ 17,000	$ 30,129		

1) Abbreviation as follows: NSR = Net Smelter Return Royalty; and GR = Gross Royalty.
2) Expressed in thousands; excludes closing costs.
3) The Company paid $3 million for an existing 2.0% net smelter return royalty interests on the first 600,000 ounces of gold mined and a 2.75% net smelter returns royalty interest thereafter. The Brewery Creek Royalty agreement provides, among other things, that Golden Predator Mining Corp., (subsidiary of Victoria Gold) may reduce the 2.75% net smelter royalty interest to 2.125% on payment of the sum of Cdn$2 million to the Company.
4) Liberty Gold has been granted an option to repurchase 50% of the NSR for $4 million at any point in time up to the earlier of commercial production at Black Pine or January 1, 2030.
5) The Mt Todd royalty is at a rate of 1% of gross revenue with such rate being subject to increase to a maximum rate of 2%, depending on the timing associated with the achievement of certain operational milestones.

To date, no revenue has been recognized and no depletion has been taken with respect to these royalty agreements.

Long-Term Equity Investments

The Company will, from time to time, invest in securities of companies for strategic purposes including, but not limited to, exploration and mining companies. The Company held the following investments as at December 31, 2023 and December 31, 2022:

(in thousands)	December 31 2023	December 31 2022
Common shares held	$ 246,026	$ 255,535
Warrants held	652	560
Total long-term equity investments	$ 246,678	$ 256,095

The Company's long-term investments in common shares ("LTI's") are held for long-term strategic purposes and not for trading purposes. As such, the Company has elected to reflect any fair value adjustments, net of tax, as a component of other comprehensive income ("OCI"). The cumulative gain or loss will not be reclassified to net earnings on disposal of these long-term investments but is reclassified to retained earnings.

While long-term investments in warrants are also held for long-term strategic purposes, they meet the definition of a derivative and therefore are classified as financial assets with fair value adjustments being recorded as a component of net earnings under the classification Other Income (Expense). Warrants that do not have a quoted market price are valued using a Black-Scholes option pricing model.

By holding these long-term investments, the Company is inherently exposed to various risk factors including currency risk, market price risk and liquidity risk.

A summary of the fair value of these equity investments and the fair value changes recognized as a component of the Company's OCI during the three and twelve months ended December 31, 2023 and 2022 is presented below:

Common Shares Held

								Three Months Ended December 31, 2023
(in thousands)	Shares Owned (000's)	% of Outstanding Shares Owned	Fair Value at Sep 30, 2023	Cost of Additions	Proceeds of Disposition	Fair Value Adjustment Gains (Losses) [1]	Fair Value at Dec 31, 2023	Realized Gain on Disposal
Bear Creek	15,707	7.90%	$ 2,060	$ 526	$ -	$ (448)	$ 2,138	$ -
Kutcho	18,640	13.27%	1,724	-	-	(173)	1,551	-
Hecla	34,980	5.66%	136,773	-	-	31,482	168,255	-
B2Gold	12,025	0.92%	34,686	-	-	3,408	38,094	-
Other			25,335	3,620	-	7,033	35,988	-
Total			$ 200,578	$ 4,146	$ -	$ 41,302	$ 246,026	$ -

1) Fair Value Gains (Losses) are reflected as a component of Other Comprehensive Income ("OCI").

								Three Months Ended December 31, 2022
(in thousands)	Shares Owned (000's)	% of Outstanding Shares Owned	Fair Value at Sep 30, 2022	Cost of Additions	Proceeds of Disposition	Fair Value Adjustment Gains (Losses) [1]	Fair Value at Dec 31, 2022	Realized Loss on Disposal
Bear Creek	13,264	8.65%	$ 5,613	$ -	$ -	$ 1,830	$ 7,443	$ -
Sabina	31,095	5.58%	24,727	-	-	5,808	30,535	-
Kutcho	18,640	14.83%	3,332	-	-	(235)	3,097	-
Hecla	35,012	5.78%	137,948	-	-	56,720	194,668	-
Other			18,360	-	-	1,432	19,792	-
Total			$ 189,980	$ -	$ -	$ 65,555	$ 255,535	$ -

1) Fair Value Gains (Losses) are reflected as a component of OCI.

	Year Ended December 31, 2023							
(in thousands)	Shares Owned (000's)	% of Outstanding Shares Owned	Fair Value at Dec 31, 2022	Cost of Additions	Proceeds of Disposition [1]	Fair Value Adjustment Gains (Losses) [2]	Fair Value at Dec 31, 2023	Realized Gain (Loss) on Disposal
Bear Creek	15,707	7.90%	$ 7,443	$ 526	$ -	$ (5,831)	$ 2,138	$ -
Sabina	-	0.00%	30,535	-	(48,832)	18,297	-	872
Kutcho	18,640	13.27%	3,097	-	-	(1,546)	1,551	-
Hecla	34,980	5.66%	194,668	-	(202)	(26,211)	168,255	73
B2Gold	12,025	0.92%	-	48,832	-	(10,738)	38,094	-
Other			19,792	16,826	(27)	(603)	35,988	(990)
Total			$ 255,535	$ 66,184	$ (49,061)	$ (26,632)	$ 246,026	$ (45)

1) The disposal of the Sabina shares was as a result of the acquisition of Sabina by B2Gold, while the partial disposition of the Hecla shares was made in order to capitalize on Hecla's share price appreciation.
2) Fair Value Gains (Losses) are reflected as a component of OCI.

	Year Ended December 31, 2022							
(in thousands)	Shares Owned (000's)	% of Outstanding Shares Owned	Fair Value at Dec 31, 2021	Cost of Additions	Proceeds of Disposition [1]	Fair Value Adjustment Gains (Losses) [2]	Fair Value at Dec 31, 2022	Realized Loss on Disposal
Bear Creek	13,264	8.65%	$ 12,764	$ -	$ -	$ (5,321)	$ 7,443	$ -
Sabina	31,095	5.58%	13,381	19,833	-	(2,679)	30,535	-
Kutcho	18,640	14.83%	-	11,721	-	(8,624)	3,097	-
Hecla	35,012	5.78%	-	141,450	-	53,218	194,668	-
Other			33,796	6,139	(4,601)	(15,542)	19,792	(3,797)
Total			$ 59,941	$ 179,143	$ (4,601)	$ 21,052	$ 255,535	$ (3,797)

1) Disposals during 2022 were made as a result of the acquisition of the companies to which the shares relate by unrelated third party entities.
2) Fair Value Gains (Losses) are reflected as a component of OCI.

Summarized Financial Results

		Dec 31, 2023		Dec 31, 2022		Dec 31, 2021
Attributable precious metal production						
Gold ounces		374,585		285,601		341,520
Silver ounces (000's)		17,176		23,800		25,725
Palladium ounces		15,800		15,485		20,908
Cobalt pounds (000's)		673		724		2,293
GEOs [1]		619,608		616,755		718,824
Precious metal sales						
Gold ounces		327,336		293,234		312,465
Silver ounces (000's)		14,326		21,570		22,860
Palladium ounces		13,919		15,076		19,344
Cobalt pounds (000's)		1,074		1,038		886
GEOs [1]		537,608		598,244		636,824
Average realized price						
Gold per ounce	$	1,968	$	1,806	$	1,798
Silver per ounce	$	23.64	$	21.84	$	25.08
Palladium per ounce	$	1,329	$	2,133	$	2,369
Cobalt per pound	$	13.81	$	31.00	$	23.11
GEO [1]	$	1,890	$	1,780	$	1,887
Average cash cost [2]						
Gold per ounce	$	455	$	472	$	459
Silver per ounce	$	5.05	$	5.33	$	5.78
Palladium per ounce	$	241	$	377	$	433
Cobalt per pound [3]	$	3.30	$	8.10	$	4.67
GEO [1]	$	424	$	447	$	452
Average depletion						
Gold per ounce	$	382	$	350	$	361
Silver per ounce	$	4.82	$	5.22	$	5.52
Palladium per ounce	$	441	$	399	$	442
Cobalt per pound	$	13.41	$	10.26	$	8.17
GEO [1]	$	399	$	388	$	400
Total revenue ($000's)	$	1,016,045	$	1,065,053	$	1,201,665
Net earnings ($000's)	$	537,644	$	669,126	$	754,885
Earnings per share						
Basic	$	1.187	$	1.482	$	1.677
Diluted	$	1.186	$	1.479	$	1.673
Adjusted net earnings [4] ($000's)	$	533,051	$	504,912	$	592,079
Adjusted earnings per share [4]						
Basic	$	1.177	$	1.118	$	1.315
Diluted	$	1.176	$	1.116	$	1.312
Cash flow from operations ($000's)	$	750,809	$	743,424	$	845,145
Dividends						
Dividends paid ($000's)	$	271,744	$	270,946	$	256,607
Dividends paid per share	$	0.60	$	0.60	$	0.57
Total assets ($000's)	$	7,031,185	$	6,759,906	$	6,296,151
Total non-current financial liabilities ($000's)	$	19,362	$	11,349	$	16,243
Total other liabilities ($000's)	$	26,307	$	30,882	$	29,791
Shareholders' equity ($000's)	$	6,985,516	$	6,717,675	$	6,250,117
Shares outstanding		453,069,254		452,318,526		450,863,952

1) GEOs, which are provided to assist the reader, are based on the following commodity price assumptions: $1,850 per ounce gold; $24.00 per ounce silver; $1,800 per ounce palladium; and $18.75 per pound cobalt; consistent with those used in estimating the Company's production guidance for 2023.
2) Refer to discussion on non-IFRS measure (iii) on page 62 of this MD&A.
3) Cash cost per pound of cobalt sold during 2023 was net of a previously recorded inventory write-down of $1.6 million, resulting in a decrease of $0.91 per pound sold. Cash cost per pound of cobalt sold during 2022 includes an inventory write-down of $1.6 million, resulting in an increase of $1.60 per pound sold.
4) Refer to discussion on non-IFRS measure (i) on page 60 of this MD&A.

Summary of Units Produced

	Q4 2023	Q3 2023	Q2 2023	Q1 2023	Q4 2022	Q3 2022	Q2 2022	Q1 2022
Gold ounces produced [2]								
Salobo	71,778	69,045	54,804	43,677	37,939	44,212	34,129	44,883
Sudbury [3]	6,256	3,857	5,818	6,203	5,270	3,437	5,289	5,362
Constancia	22,292	19,003	7,444	6,905	10,496	7,196	8,042	6,311
San Dimas [4]	10,024	9,995	11,166	10,754	10,037	11,808	10,044	10,461
Stillwater [5]	2,341	2,454	2,017	1,960	2,185	1,833	2,171	2,497
Other								
Marmato	668	673	639	457	533	542	778	477
777 [6]	-	-	-	-	-	-	3,509	4,003
Minto	-	-	1,292	3,063	2,567	3,050	2,480	4,060
Total Other	668	673	1,931	3,520	3,100	3,592	6,767	8,540
Total gold ounces produced	113,359	105,027	83,180	73,019	69,027	72,078	66,442	78,054
Silver ounces produced [2]								
Peñasquito [7]	1,036	-	1,744	2,076	1,761	2,017	2,089	2,219
Antamina	1,030	894	984	872	1,067	1,327	1,330	1,210
Constancia	836	697	420	552	655	564	584	506
Other								
Los Filos	28	28	28	45	14	21	35	42
Zinkgruvan	510	785	374	632	664	642	739	577
Neves-Corvo	573	486	407	436	369	323	345	344
Aljustrel [8]	-	327	279	343	313	246	292	287
Cozamin	185	165	184	141	157	179	169	186
Marmato	10	11	7	8	9	7	7	11
Yauliyacu [9]	-	-	-	-	261	463	756	637
Minto	-	-	14	29	33	33	26	45
Keno Hill [10]	-	-	-	-	-	-	48	20
777 [6]	-	-	-	-	-	-	80	91
Total Other	1,306	1,802	1,293	1,634	1,820	1,914	2,497	2,240
Total silver ounces produced	4,208	3,393	4,441	5,134	5,303	5,822	6,500	6,175
Palladium ounces produced [2]								
Stillwater [5]	4,209	4,006	3,880	3,705	3,869	3,229	3,899	4,488
Cobalt pounds produced [2]								
Voisey's Bay	215	183	152	124	128	226	136	234
GEOs produced [11]	174,222	154,786	146,104	144,497	142,887	153,025	155,932	164,911
Average payable rate [2]								
Gold	95.1%	95.4%	95.1%	95.1%	94.9%	95.1%	95.1%	95.2%
Silver	82.9%	78.3%	83.7%	83.1%	84.2%	86.3%	86.5%	87.0%
Palladium	95.9%	93.6%	94.1%	96.0%	91.7%	95.0%	94.6%	92.7%
Cobalt	93.3%	93.3%	93.3%	93.3%	93.3%	93.3%	93.3%	93.3%
GEO [11]	91.5%	90.5%	90.6%	89.6%	89.6%	90.6%	90.7%	91.0%

1) All figures in thousands except gold and palladium ounces produced.
2) Quantity produced represent the amount of gold, silver, palladium and cobalt contained in concentrate or doré prior to smelting or refining deductions. Production figures and payable rates are based on information provided by the operators of the mining operations to which the mineral stream interests relate or management estimates in those situations where other information is not available. Certain production figures and payable rates may be updated in future periods as additional information is received.
3) Comprised of the Coleman, Copper Cliff, Garson, Creighton and Totten gold interests.
4) Under the terms of the San Dimas PMPA, the Company is entitled to an amount equal to 25% of the payable gold production plus an additional amount of gold equal to 25% of the payable silver production converted to gold at a fixed gold to silver exchange ratio of 70:1 from the San Dimas mine. If the average gold to silver price ratio decreases to less than 50:1 or increases to more than 90:1 for a period of 6 months or more, then the "70" shall be revised to "50" or "90", as the case may be, until such time as the average gold to silver price ratio is between 50:1 to 90:1 for a period of 6 months or more in which event the "70" shall be reinstated. For reference, attributable silver production from prior periods is as follows: Q4 2023 - 378,000 ounces; Q3 2023 - 387,000 ounces; Q2 2023 - 423,000 ounces; Q1 2023 - 401,000 ounces; Q4 2022 - 348,000 ounces; Q3 2022 - 412,000 ounces; Q2 2022 - 382,000 ounces; Q1 2022 - 408,000 ounces.
5) Comprised of the Stillwater and East Boulder gold and palladium interests.
6) On June 22, 2022, Hudbay announced that mining activities at 777 have concluded and closure activities have commenced.
7) There was a temporary suspension of operations at Peñasquito due to a labour strike which ran from June 7, 2023 to October 13, 2023.
8) On September 12, 2023, it was announced that the production of the zinc and lead concentrates at the Aljustrel mine will be halted from September 24, 2023 until the second quarter of 2025.
9) On December 14, 2022, the Company terminated the Yauliyacu PMPA in exchange for a cash payment of $132 million.
10) On September 7, 2022, the Company terminated the Keno Hill PMPA in exchange for $141 million of Hecla common stock.
11) GEOs, which are provided to assist the reader, are based on the following commodity price assumptions: $1,850 per ounce gold; $24.00 per ounce silver; $1,800 per ounce palladium; and $18.75 per pound cobalt; consistent with those used in estimating the Company's production guidance for 2023.

Summary of Units Sold

	Q4 2023	Q3 2023	Q2 2023	Q1 2023	Q4 2022	Q3 2022	Q2 2022	Q1 2022
Gold ounces sold								
Salobo	76,656	44,444	46,030	35,966	41,029	31,818	48,515	42,513
Sudbury [2]	5,011	4,836	4,775	4,368	4,988	5,147	7,916	3,712
Constancia	19,925	12,399	9,619	6,579	6,013	6,336	7,431	10,494
San Dimas	10,472	9,695	11,354	10,651	10,943	10,196	10,633	10,070
Stillwater [3]	2,314	1,985	2,195	2,094	1,783	2,127	2,626	2,628
Other								
Marmato	633	792	467	480	473	719	781	401
777	-	275	153	126	785	3,098	3,629	4,388
Minto	-	-	701	2,341	2,982	2,559	2,806	3,695
Total Other	633	1,067	1,321	2,947	4,240	6,376	7,216	8,484
Total gold ounces sold	115,011	74,426	75,294	62,605	68,996	62,000	84,337	77,901
Silver ounces sold								
Peñasquito	442	453	1,913	1,483	2,066	1,599	2,096	2,188
Antamina	1,091	794	963	814	1,114	1,155	1,177	1,468
Constancia	665	435	674	366	403	498	494	644
Other								
Los Filos	24	30	37	34	16	24	41	42
Zinkgruvan	449	714	370	520	547	376	650	355
Neves-Corvo	268	245	132	171	80	105	167	204
Aljustrel	86	142	182	205	156	185	123	145
Cozamin	141	139	150	119	150	154	148	177
Marmato	9	11	7	7	7	8	11	8
Yauliyacu	-	-	-	-	337	1,005	817	44
Stratoni	-	-	-	-	-	-	(2)	133
Minto	-	-	7	29	23	22	21	31
Keno Hill	-	-	-	1	1	30	30	27
777	-	2	2	-	35	73	75	87
Total Other	977	1,283	887	1,086	1,352	1,982	2,081	1,253
Total silver ounces sold	3,175	2,965	4,437	3,749	4,935	5,234	5,848	5,553
Palladium ounces sold								
Stillwater [3]	3,339	4,242	3,392	2,946	3,396	4,227	3,378	4,075
Cobalt pounds sold								
Voisey's Bay	288	198	265	323	187	115	225	511
GEOs sold [4]	162,360	119,030	138,835	117,383	138,218	135,179	165,766	159,082
Cumulative payable units PBND [5]								
Gold ounces	99,767	106,947	81,148	77,377	70,562	74,053	67,529	88,679
Silver ounces	1,817	1,504	1,812	2,531	2,013	2,481	2,694	2,922
Palladium ounces	6,666	5,607	6,122	5,751	5,098	5,041	6,267	5,535
Cobalt pounds	356	377	251	285	258	403	280	550
GEO [4]	133,439	135,731	113,144	118,702	104,247	115,220	111,417	137,548
Inventory on hand								
Cobalt pounds	88	155	310	398	633	556	582	410

1) All figures in thousands except gold and palladium ounces sold.
2) Comprised of the Coleman, Copper Cliff, Garson, Creighton and Totten gold interests.
3) Comprised of the Stillwater and East Boulder gold and palladium interests.
4) GEOs, which are provided to assist the reader, are based on the following commodity price assumptions: $1,850 per ounce gold; $24.00 per ounce silver; $1,800 per ounce palladium; and $18.75 per pound cobalt; consistent with those used in estimating the Company's production guidance for 2023.
5) Payable gold, silver and palladium ounces PBND and cobalt pounds PBND are based on management estimates. These figures may be updated in future periods as additional information is received.

Quarterly Financial Review [1]

	Q4 2023	Q3 2023	Q2 2023	Q1 2023	Q4 2022	Q3 2022	Q2 2022	Q1 2022
Gold ounces sold	115,011	74,426	75,294	62,605	68,996	62,000	84,337	77,901
Realized price [2]	$ 2,006	$ 1,944	$ 1,986	$ 1,904	$ 1,725	$ 1,728	$ 1,872	$ 1,870
Gold sales	$ 230,716	$ 144,707	$ 149,511	$ 119,196	$ 119,051	$ 107,128	$ 157,842	$ 145,675
Silver ounces sold	3,175	2,965	4,437	3,749	4,935	5,234	5,848	5,553
Realized price [2]	$ 23.77	$ 23.73	$ 24.13	$ 22.85	$ 21.52	$ 19.16	$ 22.27	$ 24.19
Silver sales	$ 75,465	$ 70,372	$ 107,081	$ 85,678	$ 106,175	$ 100,270	$ 130,228	$ 134,332
Palladium ounces sold	3,339	4,242	3,392	2,946	3,396	4,227	3,378	4,075
Realized price [2]	$ 1,070	$ 1,251	$ 1,438	$ 1,607	$ 1,939	$ 2,091	$ 2,132	$ 2,339
Palladium sales	$ 3,574	$ 5,307	$ 4,879	$ 4,735	$ 6,586	$ 8,838	$ 7,203	$ 9,533
Cobalt pounds sold	288	198	265	323	187	115	225	511
Realized price [2]	$ 12.92	$ 13.87	$ 13.23	$ 15.04	$ 22.62	$ 22.68	$ 34.01	$ 34.61
Cobalt sales	$ 3,716	$ 2,751	$ 3,501	$ 4,856	$ 4,239	$ 2,600	$ 7,649	$ 17,704
Total sales	$ 313,471	$ 223,137	$ 264,972	$ 214,465	$ 236,051	$ 218,836	$ 302,922	$ 307,244
Cash cost [2, 3]								
Gold / oz	$ 437	$ 444	$ 461	$ 496	$ 475	$ 474	$ 465	$ 477
Silver / oz	$ 5.02	$ 5.10	$ 5.01	$ 5.07	$ 5.00	$ 5.59	$ 5.61	$ 5.10
Palladium / oz	$ 198	$ 223	$ 261	$ 294	$ 357	$ 353	$ 408	$ 394
Cobalt / lb [4]	$ 3.14	$ 3.66	$ 3.20	$ 3.30	$ 16.52	$ 7.21	$ 6.86	$ 5.76
Depletion [2]								
Gold / oz	$ 405	$ 381	$ 365	$ 360	$ 357	$ 353	$ 369	$ 321
Silver / oz	$ 5.29	$ 4.57	$ 4.92	$ 4.48	$ 4.98	$ 5.84	$ 5.28	$ 4.78
Palladium / oz	$ 445	$ 459	$ 445	$ 408	$ 399	$ 399	$ 399	$ 399
Cobalt / lb	$ 12.80	$ 12.98	$ 13.85	$ 13.85	$ 13.72	$ 13.63	$ 10.40	$ 8.17
Net earnings	$ 168,435	$ 116,371	$ 141,448	$ 111,391	$ 166,125	$ 196,460	$ 149,074	$ 157,467
Per share								
Basic	$ 0.372	$ 0.257	$ 0.312	$ 0.246	$ 0.367	$ 0.435	$ 0.330	$ 0.349
Diluted	$ 0.371	$ 0.257	$ 0.312	$ 0.246	$ 0.367	$ 0.434	$ 0.330	$ 0.348
Adjusted net earnings [3]	$ 164,569	$ 121,467	$ 142,584	$ 104,431	$ 103,744	$ 93,878	$ 149,283	$ 158,007
Per share								
Basic	$ 0.363	$ 0.268	$ 0.315	$ 0.231	$ 0.229	$ 0.208	$ 0.331	$ 0.350
Diluted	$ 0.363	$ 0.268	$ 0.314	$ 0.230	$ 0.229	$ 0.208	$ 0.330	$ 0.350
Cash flow from operations	$ 242,226	$ 171,103	$ 202,376	$ 135,104	$ 172,028	$ 154,497	$ 206,359	$ 210,540
Per share [3]								
Basic	$ 0.535	$ 0.378	$ 0.447	$ 0.299	$ 0.381	$ 0.342	$ 0.457	$ 0.467
Diluted	$ 0.534	$ 0.377	$ 0.446	$ 0.298	$ 0.380	$ 0.342	$ 0.456	$ 0.466
Dividends declared	$ 67,950	$ 67,946	$ 67,938	$ 67,910	$ 67,797	$ 67,754	$ 67,708	$ 67,687
Per share	$ 0.15	$ 0.15	$ 0.15	$ 0.15	$ 0.15	$ 0.15	$ 0.15	$ 0.15
Total assets	$ 7,031,185	$ 6,881,515	$ 6,879,905	$ 6,905,479	$ 6,759,906	$ 6,587,595	$ 6,448,695	$ 6,470,033
Total liabilities	$ 45,669	$ 38,254	$ 33,492	$ 93,025	$ 42,231	$ 38,783	$ 31,894	$ 120,572
Total shareholders' equity	$ 6,985,516	$ 6,843,261	$ 6,846,413	$ 6,812,454	$ 6,717,675	$ 6,548,812	$ 6,416,801	$ 6,349,461

1) All figures in thousands except gold and palladium ounces produced and sold, per unit amounts and per share amounts.
2) Expressed as dollars per ounce and for cobalt per pound.
3) Refer to discussion on non-IFRS beginning on page 60 of this MD&A.
4) Cash cost per pound of cobalt sold during the fourth quarter of 2022 includes an inventory write-down of $1.6 million, resulting in an increase of $8.71 per pound. During the three months ended March 31, 2023, June 30, 2023, September 30, 2023 and December 31, 2023, the cobalt inventory sold was net of the inventory write-down taken in 2022 in the amount of $1.0 million, $0.5 million, $0.1 million and $0.02 million, respectively, resulting in a decrease to the reported cost of cobalt sold of $3.18 per pound of cobalt sold, $1.81 per pound of cobalt sold, $0.51 per pound of cobalt sold and $0.08 per pound of cobalt sold, respectively.

Changes in sales, net earnings and cash flow from operations from quarter to quarter are affected primarily by fluctuations in production at the mines, the timing of shipments, changes in the price of commodities, the commencement of operations of mines under construction, as well as acquisitions of PMPAs and any related capital raising activities.

Results of Operations and Operational Review

The operating results of the Company’s reportable operating segments are summarized in the tables and commentary below.

Results of Operations For The Three Months Ended December 31, 2023 and 2022

The following two tables present the results of operations based on the Company’s reportable operating segments.

	Three Months Ended December 31, 2023								
	Units Produced[2]	Units Sold	Average Realized Price ($'s Per Unit)	Average Cash Cost ($'s Per Unit) [3]	Average Depletion ($'s Per Unit)	Sales	Net Earnings	Cash Flow From Operations	Total Assets
Gold									
Salobo	71,778	76,656	$ 2,005	$ 420	$ 393	$ 153,717	$ 91,390	$ 121,491	$ 2,681,419
Sudbury [4]	6,256	5,011	2,023	400	1,145	10,137	2,394	8,134	262,485
Constancia	22,292	19,925	2,005	420	316	39,954	25,288	31,578	80,265
San Dimas	10,024	10,472	2,005	631	279	20,999	11,479	14,395	144,722
Stillwater	2,341	2,314	2,005	352	510	4,640	2,645	3,826	211,469
Other [5]	668	633	2,005	350	527	1,269	714	1,047	603,689
	113,359	115,011	$ 2,006	$ 437	$ 405	$ 230,716	$ 133,910	$ 180,471	$ 3,984,049
Silver									
Peñasquito	1,036	442	$ 23.87	$ 4.43	$ 4.06	$ 10,547	$ 6,794	$ 8,589	$ 276,232
Antamina	1,030	1,091	23.87	4.73	7.06	26,043	13,190	20,887	519,530
Constancia	836	665	23.87	6.20	6.24	15,879	7,601	11,755	179,583
Other [6]	1,306	977	23.55	4.82	3.22	22,996	15,138	18,909	582,113
	4,208	3,175	$ 23.77	$ 5.02	$ 5.29	$ 75,465	$ 42,723	$ 60,140	$ 1,557,458
Palladium									
Stillwater	4,209	3,339	$ 1,070	$ 198	$ 445	$ 3,574	$ 1,426	$ 2,912	$ 220,667
Platinum									
Marathon	-	-	$ n.a.	$ n.a.	$ n.a.	$ -	$ -	$ -	$ 9,451
Cobalt									
Voisey's Bay	215	288	$ 12.92	$ 3.14 [7]	$ 12.80	$ 3,716	$ (871)	$ 2,016	$ 350,816
Operating results						$ 313,471	$ 177,188	$ 245,539	$ 6,122,441
Other									
General and administrative							$ (9,244)	$ (6,490)	
Share based compensation							(6,527)	-	
Donations and community investments							(2,208)	(2,143)	
Finance costs							(1,371)	(1,083)	
Other							7,311	7,351	
Income tax							3,286	(948)	
Total other							$ (8,753)	$ (3,313)	$ 908,744
							$ 168,435	$ 242,226	$ 7,031,185

1) Units of gold, silver and palladium produced and sold are reported in ounces, while cobalt is reported in pounds. All figures in thousands except gold and palladium ounces produced and sold and per unit amounts.
2) Quantity produced represents the amount of gold, silver, palladium and cobalt contained in concentrate or doré prior to smelting or refining deductions. Production figures are based on information provided by the operators of the mining operations to which the mineral stream interests relate or management estimates in those situations where other information is not available. Certain production figures may be updated in future periods as additional information is received.
3) Refer to discussion on non-IFRS measure (iii) on page 62 of this MD&A.
4) Comprised of the operating Coleman, Copper Cliff, Garson, Creighton and Totten gold interests and the non-operating Stobie and Victor gold interests.
5) Other gold interests comprised of the operating Marmato gold interest as well as the non-operating Minto, Copper World, 777, Santo Domingo, Fenix, Blackwater, Curipamba, Marathon, Goose, Cangrejos and Curraghinalt gold interests. On June 22, 2022, Hudbay announced that mining activities at 777 have concluded and closure activities have commenced. On May 13, 2023, Minto announced the suspension of operations at the Minto mine.
6) Other silver interests comprised of the operating Los Filos, Zinkgruvan, Neves-Corvo, Marmato and Cozamin silver interests as well as the non-operating Stratoni, Aljustrel, Minto, Pascua-Lama, Copper World, 777, Navidad, Blackwater, Curipamba and Mineral Park silver interests. On June 22, 2022, Hudbay announced that mining activities at 777 have concluded and closure activities have commenced. On May 13, 2023, Minto announced the suspension of operations at the Minto mine. On September 12, 2023, it was announced that the production of zinc and lead concentrates at Aljustrel will be halted from September 24, 2023 until the second quarter of 2025.
7) Cash cost per pound of cobalt sold during the fourth quarter of 2023 was net of a previously recorded inventory write-down of $0.02 million, resulting in a decrease of $0.08 per pound of cobalt sold. The inventory which was written down in 2022 was fully sold during 2023, and no further inventory write down was required during 2023. The Company reflects the cobalt inventory at the lower of cost and net realizable value, and will continue to monitor the market price of cobalt relative to the carrying value of the inventory at each reporting period.

	Units Produced[2]	Units Sold	Average Realized Price ($'s Per Unit)	Average Cash Cost ($'s Per Unit)[3]	Average Depletion ($'s Per Unit)	Sales	Impairment (Charges) Reversals / Gain on Disposal[4]	Net Earnings	Cash Flow From Operations	Total Assets
Gold										
Salobo	37,939	41,029	$ 1,727	$ 416	$ 334	$ 70,878	$ -	$ 40,110	$ 53,800	$ 2,383,262
Sudbury [5]	5,270	4,988	1,712	400	1,092	8,538	-	1,095	7,809	283,416
Constancia	10,496	6,013	1,727	416	271	10,388	-	6,255	7,885	95,583
San Dimas	10,037	10,943	1,727	624	260	18,903	-	9,231	12,071	155,865
Stillwater	2,185	1,783	1,727	309	429	3,080	-	1,765	2,530	215,852
Other [6]	3,100	4,240	1,713	894	59	7,264	(1,719)	1,505	4,697	494,143
	69,027	68,996	$ 1,725	$ 475	$ 357	$ 119,051	$ (1,719)	$ 59,961	$ 88,792	$ 3,628,121
Silver										
Peñasquito	1,761	2,066	$ 21.28	$ 4.36	$ 3.57	$ 43,949	$ -	$ 27,577	$ 34,943	$ 293,674
Antamina	1,067	1,114	21.28	4.33	7.06	23,701	-	11,009	18,872	545,368
Constancia	655	403	21.28	6.14	6.35	8,572	-	3,538	6,098	192,947
Other [7]	1,820	1,352	22.15	6.19	5.03	29,953	51,443	66,228	20,283	453,096
	5,303	4,935	$ 21.52	$ 5.00	$ 4.98	$ 106,175	$ 51,443	$ 108,352	$ 80,196	$ 1,485,085
Palladium										
Stillwater	3,869	3,396	$ 1,939	$ 357	$ 399	$ 6,586	$ -	$ 4,018	$ 5,373	$ 226,812
Platinum										
Marathon	-	-	$ n.a.	$ n.a.	$ n.a.	$ -	$ -	$ -	$ -	$ 9,428
Cobalt										
Voisey's Bay	128	187	$ 22.62	$ 16.52 [8]	$ 13.72	$ 4,239	$ -	$ (1,426)	$ 3,766	$ 357,573
Operating results						$ 236,051	$ 49,724	$ 170,905	$ 178,127	$ 5,707,019
Other										
General and administrative								$ (8,383)	$ (6,385)	
Share based compensation								(8,474)	-	
Donations and community investments								(2,916)	(2,729)	
Finance costs								(1,377)	(1,028)	
Other								4,000	4,073	
Income tax								12,370	(30)	
Total other								$ (4,780)	$ (6,099)	$ 1,052,887
								$ 166,125	$ 172,028	$ 6,759,906

1) Units of gold, silver and palladium produced and sold are reported in ounces, while cobalt is reported in pounds. All figures in thousands except gold and palladium ounces produced and sold and per unit amounts.
2) Quantity produced represent the amount of gold, silver, palladium and cobalt contained in concentrate or doré prior to smelting or refining deductions. Production figures are based on information provided by the operators of the mining operations to which the mineral stream interests relate or management estimates in those situations where other information is not available. Certain production figures may be updated in future periods as additional information is received.
3) Refer to discussion on non-IFRS measure (iii) on page 62 of this MD&A.
4) Refer to page 29 of this MD&A for more information.
5) Comprised of the operating Coleman, Copper Cliff, Garson, Creighton and Totten gold interests as well as the non-operating Stobie and Victor gold interests.
6) Other gold interests comprised of the operating Minto and Marmato gold interests as well as the non-operating 777, Copper World, Santo Domingo, Blackwater, Fenix, Goose, Marathon and Curipamba gold interests. On June 22, 2022, Hudbay announced that mining activities at 777 have concluded and closure activities have commenced. On May 13, 2023, Minto announced the suspension of operations at the Minto mine.
7) Other silver interests comprised of the operating Los Filos, Zinkgruvan, Neves-Corvo, Aljustrel, Minto, Cozamin and Marmato silver interests, the non-operating 777, Loma de La Plata, Stratoni, Pascua-Lama, Copper World, Blackwater and Curipamba silver interests and the previously owned Yauliyacu silver interest. The Stratoni mine was placed into care and maintenance during Q4-2021. On June 22, 2022, Hudbay announced that mining activities at 777 have concluded and closure activities have commenced. On May 13, 2023, Minto announced the suspension of operations at the Minto mine. On September 12, 2023, it was announced that the production of zinc and lead concentrates at Aljustrel will be halted from September 24, 2023 until the second quarter of 2025. On December 14, 2022 the Yauliyacu PMPA was terminated in exchange for a cash payment of $132 million.
8) Cash cost per pound of cobalt sold during the fourth quarter of 2022 includes an inventory write-down of $1.6 million, resulting in an increase of $8.71 per pound of cobalt sold. The Company reflects the cobalt inventory at the lower of cost and net realizable value, and will continue to monitor the market price of cobalt relative to the carrying value of the inventory at each reporting period.

Comparative Results of Operations on a GEO Basis

		Q4 2023		Q4 2022		Change	Change
GEO Production [1, 2]		174,222		142,887		31,334	21.9 %
GEO Sales [2]		162,360		138,218		24,142	17.5 %
Average price per GEO sold [2]	$	1,931	$	1,708	$	223	13.1 %
Revenue	$	313,471	$	236,051	$	77,420	32.8 %
Cost of sales, excluding depletion	$	67,757	$	61,731	$	(6,026)	(9.8)%
Depletion		68,526		53,139		(15,387)	(29.0)%
Cost of Sales	$	136,283	$	114,870	$	(21,413)	(18.6)%
Gross Margin	$	177,188	$	121,181	$	56,007	46.2 %
General and administrative expenses		9,244		8,383		(861)	(10.3)%
Share based compensation		6,527		8,474		1,947	23.0 %
Donations and community investments		2,208		2,916		708	24.3 %
Impairment of mineral stream interests		-		1,719		1,719	100.0 %
Earnings from Operations	$	159,209	$	99,689	$	59,520	59.7 %
Gain on disposal of mineral stream interests		-		51,443		(51,443)	(100.0)%
Other income (expense)		7,311		4,000		3,311	82.8 %
Earnings before finance costs and income taxes	$	166,520	$	155,132	$	11,388	7.3 %
Finance costs		1,371		1,377		6	0.4 %
Earnings before income taxes	$	165,149	$	153,755	$	11,394	7.4 %
Income tax recovery		(3,286)		(12,370)		(9,084)	(73.4)%
Net earnings	$	168,435	$	166,125	$	2,310	1.4 %

1) Quantity produced represents the amount of gold, silver, palladium and cobalt contained in concentrate or doré prior to smelting or refining deductions. Production figures are based on information provided by the operators of the mining operations to which the mineral stream interests relate or management estimates in those situations where other information is not available. Certain production figures may be updated in future periods as additional information is received.
2) GEOs, which are provided to assist the reader, are based on the following commodity price assumptions: $1,850 per ounce gold; $24.00 per ounce silver; $1,800 per ounce palladium; and $18.75 per pound cobalt; consistent with those used in estimating the Company's production guidance for 2023.

GEO Production

For the three months ended December 31, 2023, attributable GEO production was 174,200 ounces, with the 31,300 ounce increase from the comparable period in 2022 being primarily attributable to the following factors:

- 33,800 ounce or 89% increase from Salobo resulting from higher throughput, with production from the third concentrator line commencing at the end of 2022 and achieving the initial completion test of 32 Mtpa in Q4 2023, combined with higher recoveries. The prior year was also affected by changes in maintenance routines. From a throughput perspective, the three 12 mtpa lines operated at approximately 83% of capacity during Q4-2023 as compared to the two lines which operated at approximately 67% during Q4-2022; and

- 14,100 ounce or 74% increase from Constancia (comprised of 11,800 gold ounces and 181,000 silver ounces), primarily due to a significant increase in grades attributable to the mining of the high-grade zones of the Pampacancha deposit; partially offset by

- 9,400 ounce or 41% decrease from Peñasquito (725,000 silver ounces) as operations at the mine were suspended due to a labour strike which began on June 7, 2023 and ended on October 13, 2023 with the safe ramp-up of operations beginning after the end of the strike; and

- 9,100 ounce or 34% decrease from the Other mines (comprised of 2,400 gold ounces and 515,000 silver ounces), primarily due to the closure of the Minto mine, the temporary suspension of attributable production from Aljustrel and the disposal of the Yauliyacu PMPA in 2022.

Depletion

The increase to depletion during the period was due to a combination of the increased sales volume coupled with higher depletion rates for certain PMPAs including Salobo where the Company made the initial $370 million expansion payment (see page 9 of this MD&A for more information).

Net Earnings

For the three months ended December 31, 2023, net earnings amounted to $168 million, with the $2 million increase relative to the comparable period of the prior year being attributable to the following factors:

Net earnings for the three months ended December 31, 2022			$	166,125
Variance in gross margin				
Variance in revenue due to:				
Payable gold production	$	73,033		
Payable silver production		(21,067)		
Payable palladium production		1,831		
Payable cobalt production		1,826		
Total payable production			$	55,623
Changes in inventory and PBND				(11,936)
Prices realized per ounce sold				33,733
Total increase to revenue			$	77,420
Variance in cost of sales due to:				
GEO payable production volume			$	(27,589)
GEO payable production mix differences				4,310
Changes in inventory and PBND				5,481
Cobalt inventory write-down				1,632
Cash cost per ounce				660
Depletion per ounce				(5,907)
Total increase to cost of sales			$	(21,413)
Total increase to gross margin			$	56,007
Other variances				
Gain on disposal of mineral stream interest (see page 29)				(51,443)
Impairment (impairment reversal) of mineral stream interests				1,719
General and administrative expenses (see page 30)				(861)
Share based compensation (see page 31)				1,947
Donations and community investment (see page 31)				708
Other income / expense (see page 31)				3,311
Finance costs (see page 32)				6
Income taxes (see page 32)				(9,084)
Total increase in net earnings			$	2,310
Net earnings for the three months ended December 31, 2023			$	168,435

Results of Operations For The Year Ended December 31, 2023 and 2022

The following two tables present the results of operations based on the Company's reportable operating segments.

Year Ended December 31, 2023

	Units Produced[2]	Units Sold	Average Realized Price ($'s Per Unit)	Average Cash Cost ($'s Per Unit)[3]	Average Depletion ($'s Per Unit)	Sales	Gain on Disposal[4]	Net Earnings	Cash Flow From Operations	Total Assets
Gold										
Salobo	239,304	203,096	$ 1,969	$ 420	$ 354	$ 399,936	$ -	$ 242,676	$ 314,555	$ 2,681,419
Sudbury [5]	22,134	18,990	1,971	400	1,102	37,432	-	8,905	29,554	262,485
Constancia	55,644	48,522	1,972	419	316	95,672	-	60,039	75,357	80,265
San Dimas	41,939	42,172	1,960	628	264	82,656	-	45,014	56,157	144,722
Stillwater	8,772	8,588	1,961	348	510	16,842	-	9,470	13,853	211,469
Other [6]	6,792	5,968	1,942	1,037	209	11,593	-	4,152	5,137	603,689
	374,585	327,336	$ 1,968	$ 455	$ 382	$ 644,131	$ -	$ 370,256	$ 494,613	$ 3,984,049
Silver										
Peñasquito	4,856	4,291	$ 23.66	$ 4.43	$ 4.06	$ 101,514	$ -	$ 65,062	$ 82,504	$ 276,232
Antamina	3,780	3,662	23.72	4.70	7.06	86,855	-	43,814	69,652	519,530
Constancia	2,505	2,140	23.79	6.17	6.24	50,913	-	24,352	37,716	179,583
Other [7]	6,035	4,233	23.47	5.41	2.92	99,312	5,027	69,106	74,272	582,113
	17,176	14,326	$ 23.64	$ 5.05	$ 4.82	$ 338,594	$ 5,027	$ 202,334	$ 264,144	$ 1,557,458
Palladium										
Stillwater	15,800	13,919	$ 1,329	$ 241	$ 441	$ 18,496	$ -	$ 8,991	$ 15,135	$ 220,667
Platinum										
Marathon	-	-	$ n.a.	$ n.a.	$ n.a.	$ -	$ -	$ -	$ -	$ 9,451
Cobalt										
Voisey's Bay	673	1,074	$ 13.81	$ 3.30 [8]	$ 13.41	$ 14,824	$ -	$ (3,114)	$ 15,071	$ 350,816
Operating results						$ 1,016,045	$ 5,027	$ 578,467	$ 788,963	$ 6,122,441
Other										
General and administrative								$ (38,165)	$ (36,025)	
Share based compensation								(22,744)	(16,675)	
Donations and community investments								(7,261)	(7,039)	
Finance costs								(5,510)	(4,230)	
Other								34,271	32,007	
Income tax								(1,414)	(6,192)	
Total other								$ (40,823)	$ (38,154)	$ 908,744
								$ 537,644	$ 750,809	$ 7,031,185

1) Units of gold, silver and palladium produced and sold are reported in ounces, while cobalt is reported in pounds. All figures in thousands except gold and palladium ounces produced and sold and per unit amounts.
2) Quantity produced represents the amount of gold, silver, palladium and cobalt contained in concentrate or doré prior to smelting or refining deductions. Production figures are based on information provided by the operators of the mining operations to which the mineral stream interests relate or management estimates in those situations where other information is not available. Certain production figures may be updated in future periods as additional information is received.
3) Refer to discussion on non-IFRS measure (iii) on page 62 of this MD&A.
4) Refer to page 29 of this MD&A for more information.
5) Comprised of the operating Coleman, Copper Cliff, Garson, Creighton and Totten gold interests and the non-operating Stobie and Victor gold interests.
6) Other gold interests comprised of the operating Marmato gold interest as well as the non-operating Minto, Copper World, 777, Santo Domingo, Fenix, Blackwater, Curipamba, Marathon, Goose, Cangrejos and Curraghinalt gold interests. On June 22, 2022, Hudbay announced that mining activities at 777 have concluded and closure activities have commenced. On May 13, 2023, Minto announced the suspension of operations at the Minto mine.
7) Other silver interests comprised of the operating Los Filos, Zinkgruvan, Neves-Corvo, Marmato and Cozamin silver interests as well as the non-operating Stratoni, Aljustrel, Minto, Pascua-Lama, Copper World, 777, Navidad, Blackwater, Curipamba and Mineral Park silver interests. On June 22, 2022, Hudbay announced that mining activities at 777 have concluded and closure activities have commenced. On May 13, 2023, Minto announced the suspension of operations at the Minto mine. On September 12, 2023, it was announced that the production of zinc and lead concentrates at Aljustrel will be halted from September 24, 2023 until the second quarter of 2025.
8) Cash cost per pound of cobalt sold during the year ended December 31, 2023 was net of a previously recorded inventory write-down of $1.6 million, resulting in a decrease of $0.91 per pound of cobalt sold. The inventory which was written down in 2022 was fully sold during 2023, and no further inventory write down was required during 2023. The Company reflects the cobalt inventory at the lower of cost and net realizable value and will continue to monitor the market price of cobalt relative to the carrying value of the inventory at each reporting period.

	Units Produced[2]	Units Sold	Average Realized Price ($'s Per Unit)	Average Cash Cost ($'s Per Unit)[3]	Average Depletion ($'s Per Unit)	Sales	Impairment (Charges) Reversals / Gain on Disposal[4]	Net Earnings	Cash Flow From Operations	Total Assets
Gold										
Salobo	161,163	163,875	$ 1,807	$ 416	$ 334	$ 296,145	$ -	$ 173,257	$ 227,933	$ 2,383,262
Sudbury [5]	19,358	21,763	1,802	400	1,091	39,211	-	6,752	30,789	283,416
Constancia	32,045	30,274	1,812	414	271	54,868	-	34,142	42,348	95,583
San Dimas	42,350	41,842	1,798	623	260	75,238	-	38,327	49,186	155,865
Stillwater	8,686	9,164	1,810	325	429	16,583	-	9,667	13,600	215,852
Other [6]	21,999	26,316	1,811	760	48	47,653	(1,719)	24,687	27,610	494,143
	285,601	293,234	$ 1,806	$ 472	$ 350	$ 529,698	$ (1,719)	$ 286,832	$ 391,466	$ 3,628,121
Silver										
Peñasquito	8,086	7,949	$ 21.97	$ 4.36	$ 3.57	$ 174,635	$ -	$ 111,634	$ 139,978	$ 293,674
Antamina	4,934	4,914	21.94	4.40	7.06	107,794	-	51,488	85,824	545,368
Constancia	2,309	2,039	21.97	6.10	6.35	44,798	-	19,421	32,358	192,947
Other [7]	8,471	6,668	21.56	6.95	5.50	143,776	166,198	226,995	96,251	453,096
	23,800	21,570	$ 21.84	$ 5.33	$ 5.22	$ 471,003	$ 166,198	$ 409,538	$ 354,411	$ 1,485,085
Palladium										
Stillwater	15,485	15,076	$ 2,133	$ 377	$ 399	$ 32,160	$ -	$ 20,455	$ 26,472	$ 226,812
Platinum										
Marathon	-	-	$ n.a	$ n.a	$ n.a	$ -	$ -	$ -	$ -	$ 9,428
Cobalt										
Voisey's Bay	724	1,038	$ 31.00	$ 8.10 [8]	$ 10.26	$ 32,192	$ -	$ 13,134	$ 28,178	$ 357,573
Operating results						$ 1,065,053	$ 164,479	$ 729,959	$ 800,527	$ 5,707,019
Other										
General and administrative								$ (35,831)	$ (35,073)	
Share based compensation								(20,060)	(18,411)	
Donations and community investments								(6,296)	(5,706)	
Finance costs								(5,586)	(4,135)	
Other								7,449	6,393	
Income tax								(509)	(171)	
Total other								$ (60,833)	$ (57,103)	$ 1,052,887
								$ 669,126	$ 743,424	$ 6,759,906

1) Units of gold, silver and palladium produced and sold are reported in ounces, while cobalt is reported in pounds. All figures in thousands except gold and palladium ounces produced and sold and per unit amounts.
2) Quantity produced represents the amount of gold, silver, palladium and cobalt contained in concentrate or doré prior to smelting or refining deductions. Production figures are based on information provided by the operators of the mining operations to which the mineral stream interests relate or management estimates in those situations where other information is not available. Certain production figures may be updated in future periods as additional information is received.
3) Refer to discussion on non-IFRS measure (iii) on page 62 of this MD&A.
4) Refer to page 29 of this MD&A for more information.
5) Comprised of the operating Coleman, Copper Cliff, Garson, Creighton and Totten gold interests as well as the non-operating Stobie and Victor gold interests.
6) Other gold interests comprised of the operating Minto and Marmato gold interests as well as the non-operating 777, Copper World, Santo Domingo, Blackwater, Fenix, Goose, Marathon and Curipamba gold interests. On June 22, 2022, Hudbay announced that mining activities at 777 have concluded and closure activities have commenced. On May 13, 2023, Minto announced the suspension of operations at the Minto mine.
7) Other silver interests comprised of the operating Los Filos, Zinkgruvan, Neves-Corvo, Aljustrel, Minto, Cozamin and Marmato silver interests, the non-operating 777, Loma de La Plata, Stratoni, Pascua-Lama, Copper World, Blackwater and Curipamba silver interests and the previously owned Yauliyacu and Keno Hill silver interests. The Stratoni mine was placed into care and maintenance during Q4-2021. On June 22, 2022, Hudbay announced that mining activities at 777 have concluded and closure activities have commenced. On May 13, 2023, Minto announced the suspension of operations at the Minto mine. On September 12, 2023, it was announced that the production of zinc and lead concentrates at Aljustrel will be halted from September 24, 2023 until the second quarter of 2025. On September 7, 2022, the Keno Hill PMPA was terminated in exchange for $141 million of Hecla common stock. On December 14, 2022 the Yauliyacu PMPA was terminated in exchange for a cash payment of $132 million.
8) Cash cost per pound of cobalt sold during the fourth quarter of 2022 includes an inventory write-down of $1.6 million, resulting in an increase of $1.60 per pound of cobalt sold. The Company reflects the cobalt inventory at the lower of cost and net realizable value, and will continue to monitor the market price of cobalt relative to the carrying value of the inventory at each reporting period.

Comparative Results of Operations on a GEO Basis

		2023		2022		Change	Change
GEO Production [1,2]		619,608		616,755		2,853	0.5 %
GEO Sales [2]		537,608		598,244		(60,637)	(10.1)%
Average price per GEO sold [2]	$	1,890	$	1,780	$	110	6.2 %
Revenue	$	1,016,045	$	1,065,053	$	(49,008)	(4.6)%
Cost of sales, excluding depletion	$	228,171	$	267,621	$	39,450	14.7 %
Depletion		214,434		231,952		17,518	7.6 %
Cost of Sales	$	442,605	$	499,573	$	56,968	11.4 %
Gross Margin	$	573,440	$	565,480	$	7,960	1.4 %
General and administrative expenses		38,165		35,831		(2,334)	(6.5)%
Share based compensation		22,744		20,060		(2,684)	(13.4)%
Donations and community investments		7,261		6,296		(965)	(15.3)%
Impairment reversal of mineral stream interests		-		(8,611)		(8,611)	(100.0)%
Earnings from Operations	$	505,270	$	511,904	$	(6,634)	(1.3)%
Gain on disposal of mineral stream interests		5,027		155,868		(150,841)	(96.8)%
Other income (expense)		34,271		7,449		26,822	360.1 %
Earnings before finance costs and income taxes	$	544,568	$	675,221	$	(130,653)	(19.3)%
Finance costs		5,510		5,586		76	1.4 %
Earnings before income taxes	$	539,058	$	669,635	$	(130,577)	(19.5)%
Income tax expense		1,414		509		(905)	(177.8)%
Net earnings	$	537,644	$	669,126	$	(131,482)	(19.6)%

1) Quantity produced represents the amount of gold, silver, palladium and cobalt contained in concentrate or doré prior to smelting or refining deductions. Production figures are based on information provided by the operators of the mining operations to which the mineral stream interests relate or management estimates in those situations where other information is not available. Certain production figures may be updated in future periods as additional information is received.

2) GEOs, which are provided to assist the reader, are based on the following commodity price assumptions: $1,850 per ounce gold; $24.00 per ounce silver; $1,800 per ounce palladium; and $18.75 per pound cobalt; consistent with those used in estimating the Company's production guidance for 2023.

GEO Production

For the year ended December 31, 2023, attributable GEO production was 619,600 ounces, with the 2,800 ounce increase from the comparable period in 2022 being primarily attributable to the following factors:

- 78,100 ounce or 48% increase from Salobo, with production from the third concentrator line commencing at the end of 2022 and achieving the initial completion test of 32 Mtpa in Q4 2023, combined with higher grades and recoveries. The prior year was also impacted by both planned and corrective maintenance in the mill liners, coupled with above average seasonal rain level in the region during the fourth quarter of 2021 impacting mine plans in the first quarter of 2022. From a throughput perspective, the three 12 mtpa lines operated at approximately 69% of capacity during 2023 as compared to the two lines which operated at approximately 74% during 2022;

- 26,100 ounce or 42% increase from Constancia (comprised of 23,600 gold ounces and 196,000 silver ounces), primarily due to higher grades, resulting from full mining activities having resumed in the Pampacancha pit; and

- 2,800 ounce or 14% increase from Sudbury, primarily due to higher throughput with first quarter 2022 production being impacted by the temporary closure of the Totten Mine after the shaft was damaged on September 26, 2021; partially offset by

- 46,800 ounce or 35% decrease from the Other mines (comprised of 15,200 gold ounces and 2,435,000 silver ounces), primarily due to the closure of 777 in June 2022 and Minto in May 2023 combined with the disposal of the Yauliyacu PMPA in 2022;

- 41,900 ounce or 40% decrease from Peñasquito (3,230,000 silver ounces), primarily due to lower throughput resulting from a labour strike which began on June 7, 2023 and ended on October 13, 2023, with the safe ramp-up of operations beginning after the end of the strike; and

- 15,000 ounce or 23% decrease from Antamina (1,152,000 silver ounces), primarily due to lower grades, consistent with the mine plan.

Net Earnings

For the year ended December 31, 2023, net earnings amounted to $538 million, with the $131 million decrease relative to the comparable period of the prior year being attributable to the following factors:

Net earnings for the year ended December 31, 2022		$ 669,126
Variance in gross margin		
Variance in revenue due to:		
Payable gold production	$ 153,566	
Payable silver production	(138,658)	
Payable palladium production	2,010	
Payable cobalt production	(1,483)	
Total payable production		$ 15,435
Changes in inventory and PBND		(113,384)
Prices realized per ounce sold		48,941
Total decrease to revenue		$ (49,008)
Variance in cost of sales due to:		
GEO payable production volume		$ (3,134)
GEO payable production mix differences		16,792
Changes in inventory and PBND		54,829
Cobalt inventory write-down		3,265
Cash cost per ounce		(2,263)
Depletion per ounce		(12,521)
Total decrease to cost of sales		$ 56,968
Total increase to gross margin		$ 7,960
Other variances		
Gain on disposal of mineral stream interest (see page 29)		(150,841)
Impairment (impairment reversal) of mineral stream interests (see page 29)		(8,611)
General and administrative expenses (see page 30)		(2,334)
Donations and community investment (see page 31)		(965)
Share based compensation (see page 31)		(2,684)
Other income / expense (see page 31)		26,822
Finance costs (see page 32)		76
Income taxes (see page 32)		(905)
Total decrease in net earnings		$ (131,482)
Net earnings for the year ended December 31, 2023		$ 537,644

Reversal of Impairment of Mineral Stream Interests

Keno Hill – Impairment Reversal

At December 31, 2015, the Company determined there to be an impairment charge of $10.5 million relative to the Keno Hill silver interest ("Keno Hill PMPA") due to the suspension of operations at the Bellekeno mine.

On September 7, 2022, the Company terminated the Keno Hill PMPA in exchange for 34,800,989 common shares of Hecla valued at $141 million. This value exceeded the carrying amount of the Keno Hill PMPA that would have been determined, net of depletion, had no impairment charge been recognized for the PMPA. As a result, an impairment reversal of $10.3 million was recorded for the year ended December 31, 2022, which represents a full reversal of the impairment charge recorded in the year ended December 31, 2015, net of depletion that otherwise would have been recorded. The recoverable amount of the Keno Hill PMPA was determined based on the value of the consideration received in exchange for its termination, and as such is classified within Level 1 of the fair value hierarchy.

Gain on Disposal of Mineral Stream Interest

Goose

On April 12, 2023, Sabina announced that shareholders approved the proposed acquisition by B2Gold Corp. ("B2Gold") of all the issued and outstanding common shares of Sabina. The transaction closed April 19, 2023. Subsequent to closing, B2Gold exercised the option to acquire 33% of the stream under the Goose PMPA in exchange for a cash payment in the amount of $46 million, resulting in a gain on partial disposal of the Goose PMPA in the amount of $5 million, calculated as follows:

(in thousands)		
Proceeds received on 33% buyback of Goose	$	46,400
Less: 33% carrying value		(41,373)
Gain on partial disposal of the Goose PMPA	$	5,027

Keno Hill

With the receipt of $141 million of Hecla common shares on September 7, 2022, the Company reflected a gain on disposal of the Keno Hill PMPA for the year ended December 31, 2022 in the amount of $104 million, calculated as follows:

(in thousands)		
Fair value of Hecla Mining Company shares received	$	140,596
Less: carrying value after impairment reversal, plus closing costs		(36,201)
Gain on disposal of the Keno Hill PMPA	$	104,395

Yauliyacu

With the receipt of $132 million in proceeds on December 14, 2022, the Company has reflected a gain on disposal of the Yauliyacu PMPA for the year ended December 31, 2022 in the amount of $51 million, calculated as follows:

(in thousands)		
Proceeds received on disposal of Yauliyacu	$	131,937
Less: carrying value plus closing costs		(80,464)
Gain on disposal of the Yauliyacu PMPA	$	51,473

General and Administrative

(in thousands)		Three Months Ended December 31				Years Ended December 31		
		2023		2022		2023		2022
Corporate								
Salaries and benefits	$	3,230	$	3,195	$	14,127	$	14,895
Depreciation		246		289		1,026		1,154
Professional fees		1,493		582		3,346		1,680
Business travel		232		264		1,141		950
Director fees		275		258		1,095		1,109
Business taxes		48		92		798		840
Audit and regulatory		540		505		3,211		2,845
Insurance		502		550		2,052		2,135
Other		875		821		3,964		3,469
General and administrative - corporate	$	7,441	$	6,556	$	30,760	$	29,077
Subsidiaries								
Salaries and benefits	$	821	$	992	$	4,287	$	4,327
Depreciation		123		107		466		434
Professional fees		216		131		607		539
Business travel		123		118		346		242
Director fees		45		50		199		200
Business taxes		45		80		238		276
Insurance		7		10		46		44
Other		423		339		1,216		692
General and administrative - subsidiaries	$	1,803	$	1,827	$	7,405	$	6,754
Consolidated general and administrative	$	9,244	$	8,383	$	38,165	$	35,831

General and administrative expenses for the year ended December 31, 2023 increased approximately $2 million relative to the comparable period of 2022, with the costs of professional fees and audit and regulatory increasing due to costs associated with the renewal of the Company's At the Market Equity (ATM) program (see page 42 of this MD&A).

Share Based Compensation

(in thousands)		Three Months Ended December 31			Years Ended December 31	
		2023	2022		2023	2022
Equity settled share based compensation [1]						
Stock options	$	518	$ 578	$	2,607	$ 2,366
Restricted share units		787	861		3,831	3,480
Cash settled share based compensation						
PSUs		5,222	7,035		16,306	14,214
Total share based compensation	$	6,527	$ 8,474	$	22,744	$ 20,060

1) Equity settled stock based compensation is a non-cash expense.

For the three months ended December 31, 2023, share based compensation decreased by $2 million relative to the comparable period in the previous year with the decrease being primarily due to differences in accrued costs associated with the Company's performance share units ("PSUs").

Donations and Community Investments

(in thousands)		Three Months Ended December 31			Years Ended December 31	
		2023	2022		2023	2022
Local donations and community investments [1]	$	713	$ 987	$	2,649	$ 2,333
Partner donations and community investments [2]		1,495	1,929		4,612	3,798
COVID-19 and community support and response fund [3]		-	-		-	165
Total donations and community investments	$	2,208	$ 2,916	$	7,261	$ 6,296

1) The Local Community Investment Program supports organizations in Vancouver and the Cayman Islands, where Wheaton's offices are located.
2) The Partner Community Investment Program supports the communities influenced by Mining Partners' operations.
3) Committed funding under this program has been fully disbursed.

Other Income (Expense)

(in thousands)		Three Months Ended December 31			Years Ended December 31	
		2023	2022		2023	2022
Interest income	$	9,913	$ 3,948	$	34,862	$ 6,321
Dividend income		700	131		2,316	453
Foreign exchange gain (loss)		(334)	(179)		51	890
Gain (loss) on fair value adjustment of share purchase warrants held		217	67		(31)	(1,033)
Other		(3,185)	33		(2,927)	818
Total other income (expense)	$	7,311	$ 4,000	$	34,271	$ 7,449

Interest Income
For the three and twelve months ended December 31, 2023, interest income increased by $6 million and $29 million, respectively, a result of the average cash balance during the period increasing from approximately $443 million to approximately $731 million, coupled with a significant increase in the market rates of interest.

Other
Included in other for the prior year is the fair value loss on the Kutcho Convertible Note in the amount of $1.4 million. On February 18, 2022, the Company agreed to settle and terminate the Kutcho Convertible Note and the non-revolving term loan in exchange for shares of Kutcho valued at $6.7 million in addition to certain other modifications to the Kutcho Early Deposit Agreement.

Finance Costs

(in thousands)	Three Months Ended December 31				Years Ended December 31			
		2023		2022		2023		2022
Costs related to undrawn credit facilities	$	1,286	$	1,311	$	5,162	$	5,262
Interest expense - lease liabilities		76		20		207		91
Letter of guarantee		9		46		141		233
Total finance costs	$	1,371	$	1,377	$	5,510	$	5,586

Income Tax Expense (Recovery)

Income tax recognized in net earnings is comprised of the following:

(in thousands)	Three Months Ended December 31				Years Ended December 31			
		2023		2022		2023		2022
Current income tax expense (recovery)	$	158	$	(3,367)	$	(2,372)	$	8,746
Deferred income tax expense (recovery) related to:								
Origination and reversal of temporary differences	$	(1,058)	$	2,388	$	2,427	$	32,430
Write down (reversal of write down) or recognition of prior period temporary differences		(2,386)		(11,391)		1,359		(40,667)
Total deferred income tax expense (recovery)	$	(3,444)	$	(9,003)	$	3,786	$	(8,237)
Total income tax expense (recovery) recognized in net earnings	$	(3,286)	$	(12,370)	$	1,414	$	509

For the three months ended December 31, 2023 and 2022, the Company reflected a deferred tax recovery of $3 million and $9 million, respectively, in net earnings, which offsets a deferred tax expense in the statement of OCI of $3 million and $7 million, respectively, resulting from an increase in unrealized gains on long-term investments in equity instruments. Additionally, for the three months ended December 31, 2022, the Company reflected a current tax recovery of $3 million, reflecting the loss for Canadian tax purposes in Q4-2022, with this loss partially reducing the previously estimated Canadian income tax expense associated with the disposition of the Keno Hill PMPA in Q3-2022 (see below).

For the year ended December 31, 2022, there is a current income tax expense in net earnings of $9 million which was partially offset by a current income tax recovery of $6 million in the Statement of Shareholders' Equity. The current income tax was primarily the result of income tax expense associated with the disposition of the Keno Hill PMPA, partially offset by the full utilization of $97 million of previously unrecognized non-capital loss carryforwards available to the Company. For the year ended December 31, 2023, there is a current income tax recovery in net earnings of $2 million which reflects the carryback of a loss for Canadian tax purposes to the 2022 tax year to offset the taxable Canadian income resulting from the disposition of the Keno Hill PMPA.

The movement in current income taxes payable for the years ended December 31, 2023 and 2022 is as follows:

(in thousands)	Current Taxes (Payable) Recoverable
Current taxes payable - December 31, 2021	$ (132)
Current income tax expense - income statement	(8,746)
Current income tax recovery - shareholders' equity	5,932
Income taxes paid	171
Foreign exchange adjustments	12
Current taxes payable - December 31, 2022	$ (2,763)
Current income tax recovery - income statement	2,372
Income taxes paid	6,192
Foreign exchange adjustments	134
Current taxes recoverable - December 31, 2023	$ 5,935

Global Minimum Tax
The Company is within the scope of global minimum tax under the OECD Pillar Two model rules ("Pillar Two"). Subject to tax legislation enacting Pillar Two being passed in the jurisdictions where the Company and its subsidiaries operate, the group is liable to pay a top-up tax for any deficiency between the minimum tax rate of 15% and the effective tax rate per jurisdiction. The Canadian parent company, as well as its Luxembourg subsidiary (Silver Wheaton Luxembourg S.a.r.l., or "Silver Wheaton Luxembourg") have an effective tax rate that exceeds 15% or are in a loss position. The group's subsidiaries that operate in the Cayman Islands have an effective tax rate of 0%. For the years ended December 31, 2023 and 2022, the Cayman Islands subsidiaries had net earnings of $551 million and $532 million, respectively.

The Company does not operate in any jurisdiction where Pillar Two legislation was effective as for the year ended December 31, 2023 and 2022 and therefore the Company has no related current tax expense associated with global minimum tax.

Jurisdictional updates are as follows:

Canada
On August 4, 2023, the Canadian Federal Government released draft Pillar Two implementing legislation as a new act, the Global Minimum Tax Act ("GMTA"), for public comment. The public consultation period on the draft legislation ended September 29, 2023. If enacted, the GMTA would implement a 15% global minimum tax for fiscal years that begin on or after December 31, 2023. If enacted as drafted, the proposed Canadian rules in the GMTA would apply to the income of the Company's Cayman Island subsidiaries from January 1, 2024.

Luxembourg
Pillar Two legislation was enacted in Luxembourg on December 22, 2023. The rules are applicable from January 1, 2024. As discussed above, Silver Wheaton Luxembourg has an effective tax rate in excess of 15%. The Luxembourg Pillar Two legislation also contains an undertaxed profits rule which is effective January 1, 2025, that would allow Luxembourg to collect Pillar Two top-up taxes related to the Company's subsidiaries operating in the Cayman Islands if the GMTA were not enacted in Canada. Given the Canadian government's stated intent to enact the GMTA, the Company does not expect the Luxembourg Pillar Two legislation to have a material impact on the Company.

Cayman Islands
To date, the government of the Cayman Islands has indicated that they do not intend to enact Pillar Two Legislation.

Liquidity and Capital Resources[1]

As at December 31, 2023, the Company had cash and cash equivalents of $547 million (December 31, 2022 - $696 million) and no debt outstanding under its Revolving Facility (December 31, 2022 - $NIL).

In the opinion of management, the $547 million of cash and cash equivalents as at December 31, 2023, combined with the liquidity provided by the available credit under the $2 billion Revolving Facility and ongoing operating cash

---

[1] Statements made in this section contain forward-looking information with respect to funding outstanding commitments and continuing to acquire accretive mineral stream interests and readers are cautioned that actual outcomes may vary. Please see "Cautionary Note Regarding Forward-Looking Statements" for material risks, assumptions and important disclosure associated with this information.

flows positions the Company well to fund all outstanding commitments, as detailed on pages 37 and 39 of this MD&A, as well as providing flexibility to acquire additional accretive mineral stream interests.

A summary of the Company's cash flow activity is as follows:

Three Months Ended December 31, 2023

Cash Flows From Operating Activities

During the three months ended December 31, 2023, the Company generated operating cash flows of $242 million, with the $70 million increase relative to the comparable period of the prior year being attributable to the following factors:

Operating cash inflow for the three months ended December 31, 2022	$	172,028
Variance attributable to revenue (see page 23):	$	77,420
Changes in accounts receivable		(1,805)
Total increase to cash inflows attributable to sales	$	75,615
Variance attributable to cost of sales, excluding depletion:		
Sales volume	$	(13,803)
Sales mix differences		5,484
Cost per ounce		660
Changes in working capital, excluding accounts receivable		(544)
Total increase to cash outflows attributable to cost of sales	$	(8,203)
Total increase to net cash inflows attributable to gross margin	$	67,412
Other variances:		
General and administrative		(105)
Donation and community investment		586
Finance costs		(55)
Income taxes		(918)
Other		3,278
Total increase to net cash inflows	$	70,198
Operating cash inflow for the three months ended December 31, 2023	$	242,226

Other Variance

The increase to cash inflows relative to Other during the period was due to amounts of interest earned on the Company's cash balances, with the Company investing surplus cash in short-term, high credit quality, money market instruments.

Cash Flows From Financing Activities

During the three months ended December 31, 2023, the Company had net cash outflows from financing activities of $65 million, as compared to $58 million for the comparable period of the previous year, with the major sources of cash flows being as follows:

	Three Months Ended December 31	
(in thousands)	2023	2022
Credit facility extension fees	$ -	$ (150)
Share purchase options exercised	1,812	2,819
Lease payments	(143)	(197)
Dividends paid	(67,025)	(60,493)
Cash used for financing activities	$ (65,356)	$ (58,021)

Cash Flows From Investing Activities

During the three months ended December 31, 2023, the Company had net cash outflows from investing activities of $464 million, as compared to net cash inflows of $87 million during the comparable period of the previous year, with the major sources of cash flow being as follows:

(in thousands)	Three Months Ended December 31	
	2023	2022
Payments for the acquisition of new PMPAs [1]:		
Goose PMPA	$ -	$ (31,250)
Curipamba PMPA	-	(13,000)
Blackwater Gold PMPA	(10,000)	-
Blackwater Silver PMPA	(35,200)	-
Cangrejos PMPA	(16,700)	-
Salobo Expansion PMPA	(370,000)	-
Curraghinalt PMPA	(20,000)	-
	$ (451,900)	$ (44,250)
Acquisition of long-term equity investments	(4,200)	-
Payments for the acquisition of new Royalty Agreement:		
Mt Todd Royalty	(3,000)	-
Investment in subscription receipts [2]	(4,500)	-
Net proceeds on disposition of PMPA		
Yauliyacu PMPA	-	131,902
Other	(734)	(194)
Total cash (used for) generated from investing activities	$ (464,334)	$ 87,458

1) Excludes closing costs.
2) The subscription rights were converted to common shares during the first quarter of 2024 and will be reclassified to Long-Term Equity Investments.

Year Ended December 31, 2023

Cash Flows From Operating Activities

During the year ended December 31, 2023, the Company generated operating cash flows of $751 million, with the $7 million increase relative to the comparable period of the prior year being attributable to the following factors:

Operating cash inflow for the year ended December 31, 2022	$	743,424
Variance attributable to revenue (see page 28):	$	(49,008)
Changes in accounts receivable		(1,547)
Total decrease to cash inflows attributable to sales	$	(50,555)
Variance attributable to cost of sales, excluding depletion:		
Sales volume	$	22,743
Sales mix differences		15,706
Cost per ounce		(2,262)
Changes in working capital, excluding accounts receivable		2,804
Total decrease to cash outflows attributable to cost of sales	$	38,991
Total decrease to net cash inflows attributable to gross margin	$	(11,564)
Other variances:		
General and administrative		(952)
Donation and community investment		(1,333)
Share based compensation - PSUs		1,736
Finance costs		(95)
Income taxes		(6,021)
Other		25,614
Total increase to net cash inflows	$	7,385
Operating cash inflow for the year ended December 31, 2023	$	750,809

Other Variance
The increase to cash inflows relative to Other during the period was due to amounts of interest earned on the Company's cash balances, with the Company investing surplus cash in short-term, high credit quality, money market instruments.

Cash Flows From Financing Activities
During the year ended December 31, 2023, the Company had net cash outflows from financing activities of $254 million, as compared to $229 million during the comparable period of the previous year, with the major sources of cash flow being as follows:

	Years Ended December 31	
(in thousands)	2023	2022
Credit facility extension fees	$ (859)	$ (1,357)
Share purchase options exercised	12,415	10,368
Lease payments	(691)	(800)
Dividends paid	(265,109)	(237,097)
Cash used for financing activities	$ (254,244)	$ (228,886)

Cash Flows From Investing Activities
During the year ended December 31, 2023, the Company had net cash outflows from investing activities of $647 million, as compared to $44 million during the comparable period of the previous year, with the major sources of cash flow being as follows:

	Years Ended December 31	
(in thousands)	2023	2022
Payments for the acquisition of new PMPAs [1]:		
Panoro early deposit PMPA	$ (1,000)	$ (1,500)
Marathon PMPA	-	(31,224)
Goose PMPA	(62,500)	(62,500)
Curipamba PMPA	(150)	(13,000)
Blackwater Gold PMPA	(40,000)	-
Blackwater Silver PMPA	(140,800)	-
Cangrejos PMPA	(28,700)	-
Marmato PMPA	-	(19,000)
Fenix PMPA	-	(25,000)
Salobo Expansion PMPA	(370,000)	-
Curraghinalt PMPA	(20,000)	-
	$ (663,150)	$ (152,224)
Net proceeds on disposition of PMPA		
Goose PMPA	46,400	-
Yauliyacu PMPA	-	131,902
Acquisition of long-term equity investments	(17,447)	(22,768)
Payments for the acquisition of new Royalty Agreement:		
Black Pine Royalty	(3,602)	-
Mt Todd Royalty	(3,000)	-
Investment in subscription receipts [2]	(4,500)	-
Other	(1,347)	(1,207)
Total cash used for investing activities	$ (646,646)	$ (44,297)

1) Excludes closing costs.
2) The subscription rights were converted to common shares during the first quarter of 2024 and will be reclassified to Long-Term Equity Investments.

Contractual Obligations and Contingencies[1]

Mineral Stream Interests

The following tables summarize the Company's commitments to make per-ounce or per pound cash payments for gold, silver, palladium, platinum and cobalt to which it has the contractual right pursuant to the PMPAs:

Per Ounce Cash Payment for Gold

Mineral Stream Interests	Attributable Payable Production to be Purchased	Per Ounce Cash Payment [1]	Term of Agreement	Date of Original Contract
Constancia	50%	$ 420 [2]	Life of Mine	8-Aug-12
Salobo	75%	$ 425	Life of Mine	28-Feb-13
Sudbury	70%	$ 400	20 years	28-Feb-13
San Dimas	variable [3]	$ 631	Life of Mine	10-May-18
Stillwater	100%	18% [4]	Life of Mine	16-Jul-18
Marathon	100% [5]	18% [4]	Life of Mine	26-Jan-22
Other				
Minto	100% [6]	50% [6]	Life of Mine	20-Nov-08
Copper World	100%	$ 450	Life of Mine	10-Feb-10
Marmato	10.5% [5]	18% [4]	Life of Mine	5-Nov-20
Santo Domingo	100% [5]	18% [4]	Life of Mine	24-Mar-21
Fenix	6% [5]	18% [4]	Life of Mine	15-Nov-21
Blackwater	8% [5]	35%	Life of Mine	13-Dec-21
Curipamba	50% [5]	18% [4]	Life of Mine	17-Jan-22
Goose	2.78% [5]	18% [4]	Life of Mine	8-Feb-22
Cangrejos	6.6% [5]	18% [4]	Life of Mine	16-May-23
Platreef [8]	62.5% [5]	$ 100 [5]	Life of Mine [5]	7-Dec-21
Curraghinalt	3.05% [5]	18% [4]	Life of Mine	15-Nov-23
Kudz Ze Kayah [8]	6.875% [7]	20%	Life of Mine	22-Dec-21
Early Deposit				
Toroparu	10%	$ 400	Life of Mine	11-Nov-13
Cotabambas	25% [5]	$ 450	Life of Mine	21-Mar-16
Kutcho	100%	20%	Life of Mine	14-Dec-17

1) The production payment is measured as either a fixed amount per ounce of gold delivered, or as a percentage of the spot price of gold on the date of delivery. Contracts where the payment is a fixed amount per ounce of gold delivered are subject to an annual inflationary increase, with the exception of Sudbury. Additionally, should the prevailing market price for gold be lower than this fixed amount, the per ounce cash payment will be reduced to the prevailing market price, subject to an annual inflationary factor.
2) Subject to an increase to $550 per ounce of gold after the initial 40-year term.
3) Under the terms of the San Dimas PMPA, the Company is entitled to an amount equal to 25% of the payable gold production plus an additional amount of gold equal to 25% of the payable silver production converted to gold at a fixed gold to silver exchange ratio of 70:1 from the San Dimas mine. If the average gold to silver price ratio decreases to less than 50:1 or increases to more than 90:1 for a period of 6 months or more, then the "70" shall be revised to "50" or "90", as the case may be, until such time as the average gold to silver price ratio is between 50:1 to 90:1 for a period of 6 months or more in which event the "70" shall be reinstated. Currently, the fixed gold to silver exchange ratio is 70:1.
4) To be increased to 22% once the market value of all metals delivered to Wheaton, net of the per ounce cash payment, exceeds the initial upfront cash deposit.
5) Under certain PMPAs, the Company's attributable gold percentage will be reduced once certain thresholds are achieved:
   - a. Marathon – reduced to 67% once the Company has received 150,000 ounces of gold.
   - b. Marmato – reduced to 5.25% once Wheaton has received 310,000 ounces of gold.
   - c. Santo Domingo – reduced to 67% once the Company has received 285,000 ounces of gold.
   - d. Fenix – reduced to 4% once the Company has received 90,000 ounces of gold, with a further reduction to 3.5% once the Company has received 140,000 ounces.
   - e. Blackwater – reduced to 4% once the Company has received 464,000 ounces of gold.
   - f. Curipamba – reduced to 33% once the Company has received 145,000 ounces of gold.
   - g. Goose – reduced to 1.44% once the Company has received 87,100 ounces of gold, with a further reduction to 1% once the Company has received 134,000 ounces.
   - h. Cangrejos – reduced to 4.4% once the Company has received 700,000 ounces of gold.
   - i. Platreef - reduced to 50% once the Company has received 218,750 ounces of gold, with a further reduction to 3.125% once the Company has received 428,300 ounces, at which point the per ounce cash payment increases to 80% of the spot price of gold. If certain thresholds are met, including if production through the Platreef project concentrator achieves 5.5 Mtpa, the 3.125% residual gold stream will terminate.
   - j. Curraghinalt – reduced to 1.5% once the Company has received 125,000 ounces of gold.
   - k. Cotabambas – reduced to 16.67% once the Company has received 90 million silver equivalent ounces.
6) The Company is committed to acquire 100% of the first 30,000 ounces of gold produced per annum and 50% thereafter. On May 13, 2023, Minto Metals Corp., announced the suspension of operations at the Minto mine. Prior to this, the parties were in discussions in connection with a possible restructuring of the Minto PMPA. During that negotiation period, the cash payment per ounce of gold delivered was set at 90% of spot price. Following the May 13 announcement, and as negotiations were not successful, the price of deliveries of gold reverts to 50% of spot price as set out in the existing Minto PMPA.
7) Under the Kudz Ze Kayah PMPA, the Company will be entitled to purchase staged percentages of produced gold ranging from 6.875% to 7.375% until 330,000 ounces of gold are produced and delivered, thereafter reducing to a range of 5.625% to 6.125% until a further 59,800 ounces of gold are produced and delivered, further reducing to a range of 5% to 5.5% until a further 270,200 ounces of gold are produced and delivered for a total of 660,000 ounces of gold thereafter ranging between 6.25% and 6.75%.
8) On November 15, 2023, the Company entered into the Orion Purchase Agreement to acquire the Platreef and Kudz Ze Kayah PMPAs. Closing of the Orion Purchase Agreement occurred on February 27, 2024.

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[1] Statements made in this section contain forward-looking information and readers are cautioned that actual outcomes may vary. Please see "Cautionary Note Regarding Forward-Looking Statements" for material risks, assumptions and important disclosure associated with this information.

Per Ounce Cash Payment for Silver

Mineral Stream Interests	Attributable Payable Production to be Purchased	Per Ounce Cash Payment [1]		Term of Agreement	Date of Original Contract
Peñasquito	25%	$	4.50	Life of Mine	24-Jul-07
Constancia	100%	$	6.20 [2]	Life of Mine	8-Aug-12
Antamina	33.75%		20%	Life of Mine	3-Nov-15
Other					
Los Filos	100%	$	4.68	25 years	15-Oct-04
Zinkgruvan	100%	$	4.68	Life of Mine	8-Dec-04
Stratoni	100%	$	11.54	Life of Mine	23-Apr-07
Neves-Corvo	100%	$	4.46	50 years	5-Jun-07
Aljustrel	100% [3]		50%	50 years	5-Jun-07
Minto	100% [4]	$	4.39	Life of Mine	20-Nov-08
Pascua-Lama	25%	$	3.90	Life of Mine	8-Sep-09
Copper World	100%	$	3.90	Life of Mine	10-Feb-10
Loma de La Plata	12.5%	$	4.00	Life of Mine	n/a [5]
Marmato	100% [6]		18% [7]	Life of Mine	5-Nov-20
Cozamin	50% [6]		10%	Life of Mine	11-Dec-20
Blackwater	50% [6]		18% [7]	Life of Mine	13-Dec-21
Curipamba	75%		18% [7]	Life of Mine	17-Jan-22
Mineral Park	100%		18% [7]	Life of Mine	24-Oct-23
Kudz Ze Kayah [9]	6.875 [8]		20%	Life of Mine	22-Dec-21
Early Deposit					
Toroparu	50%	$	3.90	Life of Mine	11-Nov-13
Cotabambas	100% [6]	$	5.90	Life of Mine	21-Mar-16
Kutcho	100%		20%	Life of Mine	14-Dec-17

1) The production payment is measured as either a fixed amount per unit of silver delivered, or as a percentage of the spot price of silver on the date of delivery. Contracts where the payment is a fixed amount per ounce of silver delivered are subject to an annual inflationary increase, with the exception of Loma de La Plata. Additionally, should the prevailing market price for silver be lower than this fixed amount, the per ounce cash payment will be reduced to the prevailing market price, subject to an annual inflationary factor.
2) Subject to an increase to $9.90 per ounce of silver after the initial 40-year term.
3) Wheaton only has the rights to silver contained in concentrate containing less than 15% copper at the Aljustrel mine. On September 12, 2023, it was announced that the production of the zinc and lead concentrates at the Aljustrel mine will be halted from September 24, 2023 until the second quarter of 2025.
4) On May 13, 2023, Minto Metals Corp. announced the suspension of operations at the Minto mine.
5) Terms of the agreement not yet finalized.
6) Under certain PMPAs, the Company's attributable silver percentage will be reduced once certain thresholds are achieved:
     a. Marmato – reduced to 50% once the Company has received 2.15 million ounces of silver.
     b. Cozamin – reduced to 33% once the Company has received 10 million ounces of silver.
     c. Blackwater – reduced to 33% once the Company has received 17.8 million ounces of silver.
     d. Cotabambas – reduced to 66.67% once the Company has received 90 million silver equivalent ounces.
7) To be increased to 22% once the total market value of all metals delivered to the Company, net of the per ounce cash payment, exceeds the initial upfront cash deposit.
8) Under the Kudz Ze Kayah PMPA, the Company will be entitled to purchase: staged percentages of produced silver ranging from 6.875% to 7.375% until 43.30 million ounces of silver are produced and delivered, thereafter reducing to a range of 5.625% to 6.125% until a further 7.96 million ounces of silver are produced and delivered, further reducing to a range of 5% to 5.5% until a further 35.34 million ounces of silver are produced and delivered for a total of 86.6 million ounces of silver and thereafter ranging between 6.25% and 6.75%.
9) On November 15, 2023, the Company entered into the Orion Purchase Agreement to acquire the Kudz Ze Kayah PMPA. Closing of the Orion Purchase Agreement occurred on February 27, 2024.

Per Ounce Cash Payment for Palladium and Platinum and Per Pound for Cobalt

Mineral Stream Interests	Attributable Payable Production to be Purchased	Per Unit of Measurement Cash Payment [1]	Term of Agreement	Date of Original Contract
Palladium				
Stillwater	4.5% [2]	18% [3]	Life of Mine	16-Jul-18
Platreef [4]	5.25% [2]	30% [2]	Life of Mine [2]	7-Dec-21
Platinum				
Marathon	22% [2]	18% [3]	Life of Mine	26-Jan-22
Platreef [4]	5.25% [2]	30% [2]	Life of Mine [2]	7-Dec-21
Cobalt				
Voisey's Bay	42.4% [2]	18% [3]	Life of Mine	11-Jun-18

1) The production payment is measured as either a fixed amount per unit of metal delivered, or as a percentage of the spot price of the underlying metal on the date of delivery.
2) Under certain PMPAs, the Company's attributable metal percentage will be reduced once certain thresholds are achieved:
   a. Stillwater – reduced to 2.25% once the Company has received 375,000 ounces of palladium, with a further reduction to 1% once the Company has received 550,000 ounces.
   b. Platreef – reduced to 3% once the Company has received 350,000 ounces of combined palladium and platinum, with a further reduction to 0.1% once the Company has received a combined 485,115 ounces, at which point the per ounce cash payment increases to 80% of the spot price of palladium and platinum. If certain thresholds are met, including if production through the Platreef project concentrator achieves 5.5 Mtpa, the 0.1% residual palladium and platinum stream will terminate.
   c. Marathon – reduced to 15% once the Company has received 120,000 ounces of platinum.
   d. Voisey's Bay – reduced to 21.2% once the Company has received 31 million pounds of cobalt.
3) To be increased to 22% once the market value of all metals delivered to Wheaton, net of the per unit cash payment, exceeds the initial upfront cash deposit.
4) On November 15, 2023, the Company entered into the Orion Purchase Agreement to acquire the Platreef PMPA. Closing of the Orion Purchase Agreement occurred on February 27, 2024.

Other Contractual Obligations and Contingencies

(in thousands)	Projected Payment Dates [1]				Total
	2024	2025 - 2026	2027 - 2028	After 2028	
Payments for mineral stream interests & royalty					
Salobo [2]	$ 163,000	$ -	$ 16,000	$ 64,000	$ 243,000
Marathon	15,122	136,096	-	-	151,218
Cangrejos	19,300	126,000	126,000	-	271,300
Marmato	80,032	41,968	-	-	122,000
Santo Domingo	-	260,000	-	-	260,000
Copper World [3]	-	231,150	-	-	231,150
Curipamba	250	162,000	-	-	162,250
Mineral Park	115,000	-	-	-	115,000
Platreef	411,500	-	-	-	411,500
Curraghinalt	-	55,000	-	-	55,000
Kudz Ze Kayah	43,500	-	-	-	43,500
Fenix Gold	25,000	-	-	-	25,000
Mt Todd Royalty	17,000	-	-	-	17,000
Loma de La Plata	-	-	-	32,400	32,400
Payments for early deposit mineral stream interest					
Cotabambas	-	-	-	126,000	126,000
Toroparu	-	-	-	138,000	138,000
Kutcho	-	-	29,000	29,000	58,000
Leases liabilities	898	1,211	1,338	4,769	8,216
Total contractual obligations	$ 890,602	$ 1,013,425	$ 172,338	$ 394,169	$ 2,470,534

1) Projected payment date based on management estimate. Dates may be updated in the future as additional information is received.
2) As more fully explained below, the expansion payment relative to the Salobo III expansion project is dependent on the timing and size of the throughput expansion.
3) Figure includes contingent transaction costs of $1 million.

Salobo

The Salobo mine historically had a mill throughput capacity of 24 Mtpa and is currently ramping up to full capacity of 36 Mtpa, expected in the fourth quarter of 2024. On November 21, 2023, the Company and Vale jointly announced the successful completion of the throughput test for the first phase of the Salobo III expansion project, with the Salobo complex exceeding an average throughput of 32 Mtpa over a 90-day period. As a result, Wheaton paid Vale $370 million on December 1, 2023, representing the amount due for completion of the first phase of the Salobo III expansion project.

The remaining balance of the expansion payment is dependent on the timing of completion and will be triggered once Vale expands actual throughput above 35 Mtpa for a period of 90 days. If actual throughput is expanded above 35 Mtpa by January 1, 2031, Wheaton will be required to make additional payments to Vale based on the size of the expansion and the timing of completion. The set payments range from a total of $52 million if throughput is expanded beyond 35 Mtpa by January 1, 2031, to up to $163 million if throughput is expanded beyond 35 Mtpa by January 1, 2025.

In addition, Wheaton will be required to make annual payments of between $5.1 million to $8.5 million for a 10-year period following payment of the expansion payments if the Salobo mine implements a high-grade mine plan, with payments to be made for each year the high-grade plan is achieved.

Marathon

Under the terms of the Marathon PMPA, the Company is committed to pay additional upfront cash payments of $151 million (Cdn$200 million), which is to be paid in four staged installments during construction of the Marathon project, subject to various customary conditions being satisfied.

Cangrejos

Under the terms of the Cangrejos PMPA, which had a closing date of May 16, 2023, the Company is committed to pay additional upfront consideration of $271 million. Of this amount, $15 million is to be paid 12 months after the closing date, $4 million can be drawn upon for committed acquisition of surface rights and the remainder is to be paid in four staged equal installments during construction of the mine, subject to various customary conditions being satisfied.

Marmato

Under the terms of the Marmato PMPA, the Company is committed to pay Aris Mining additional upfront cash payments of $122 million, payable during the construction of the Marmato Lower Mine development portion of the Marmato mine, subject to customary conditions.

Santo Domingo

Under the terms of the Santo Domingo PMPA, the Company is committed to pay Capstone Copper Corp., ("Capstone") additional upfront cash payments of $260 million, which is payable during the construction of the Santo Domingo project, subject to customary conditions being satisfied, including Capstone attaining sufficient financing to cover total expected capital expenditures.

Copper World Complex

The Company is committed to pay Hudbay total upfront cash payments of $230 million in two installments, with the first $50 million being advanced upon Hudbay's receipt of permitting for the Copper World Complex and other customary conditions and the balance of $180 million being advanced once project costs incurred on the Copper World Complex exceed $98 million and certain other customary conditions. Under the Copper World Complex PMPA, the Company is permitted to elect to pay the deposit in cash or the delivery of common shares. Additionally, the Company will be entitled to certain delay payments, including where construction ceases in any material respect, or if completion is not achieved within agreed upon timelines.

Curipamba

Under the terms of the Curipamba PMPA, the Company is committed to pay additional upfront cash payments of $162.3 million, which includes $250,000 which will be paid to support certain local community development initiatives around the Curipamba Project. The payments will be payable in four staged installments during construction, subject to various customary conditions being satisfied.

Mineral Park

Under the terms of the Mineral Park PMPA, the Company is committed to pay total upfront cash payments of $115 million in four payments during construction through three installments of $25 million and a final installment of $40 million.

Platreef

Under the terms of the Platreef PMPA, upon closing of the Orion Purchase Agreement, which occurred on February 27, 2024, the Company paid a total upfront cash payment of $412 million to Orion Resource Partners ("Orion").

Curraghinalt
Under the terms of the Curraghinalt PMPA, the Company is committed to pay additional upfront cash payments of $55 million to be paid to an affiliate of Dalradian Gold during construction of the Curraghinalt project.

Kudz Ze Kayah
Under the terms of the Kudz Ze Kayah PMPA, upon closing of the Orion Purchase Agreement, which occurred on February 27, 2024, the Company paid a total upfront cash payment of $39 million to Orion, with an additional $5 million contingency payment due to Orion if the KZK project achieves certain milestones.

Fenix
Under the terms of the Fenix PMPA, the Company is committed to pay Rio2 Limited ("Rio2") additional upfront cash payments of $25 million, payable subject to Rio2's receipt of its Environmental Impact Assessment ("EIA") for the Fenix Project, and certain other conditions. On December 20, 2023, Rio2 announced that it had received approval for the EIA, however other conditions remain outstanding.

Mt Todd Royalty
Under the terms of the royalty agreement with Vista, the Company is committed to pay additional upfront cash payment of $17 million to advance Mt. Todd and for general corporate purposes.

Loma de La Plata
Under the terms of the Loma de La Plata PMPA, the Company is committed to pay Pan American Silver Corp., ("PAAS") total upfront cash payments of $32 million following the satisfaction of certain conditions, including PAAS receiving all necessary permits to proceed with the mine construction and the Company finalizing the definitive terms of the PMPA.

Cotabambas
Under the terms of the Cotabambas Early Deposit Agreement, the Company is committed to pay Panoro additional upfront cash payments of $126 million. Following the delivery of a bankable definitive feasibility study, environmental study and impact assessment, and other related documents (collectively, the "Cotabambas Feasibility Documentation"), and receipt of permits and construction commencing, the Company may then advance the remaining deposit or elect to terminate the Cotabambas Early Deposit Agreement. If the Company elects to terminate, the Company will be entitled to a return of the portion of the amounts advanced less $2 million payable upon certain triggering events occurring.

Toroparu
Under the terms of the Toroparu Early Deposit Agreement, the Company is committed to pay a subsidiary of Aris Mining an additional $138 million, payable on an installment basis to partially fund construction of the mine. Aris Mining is to deliver certain feasibility documentation. Prior to the delivery of this feasibility documentation, Wheaton may elect to (i) not proceed with the agreement or (ii) not pay the balance of the upfront consideration and reduce the gold stream percentage from 10% to 0.909% and the silver stream percentage from 50% to nil. If option (i) is chosen, Wheaton will be entitled to a return of the amounts advanced less $2 million. If Wheaton elects option (ii), Aris Mining may elect to terminate the agreement and Wheaton will be entitled to a return of the amount of the deposit already advanced less $2 million.

Kutcho
Under the terms of the Kutcho Early Deposit Agreement, the Company is committed to pay Kutcho additional upfront cash payments of $58 million, which will be advanced on an installment basis to partially fund construction of the mine once certain conditions have been satisfied.

Taxes - Canada Revenue Agency – 2013 to 2016 Taxation Years - Domestic Reassessments [1]
The Company received Notices of Reassessment in 2018, 2019, and 2022 for the 2013 to 2016 taxation years in which the Canada Revenue Agency ("CRA") is seeking to change the timing of the deduction of upfront payments with respect to the Company's PMPAs relating to Canadian mining assets, so that the cost of precious metal acquired under these Canadian PMPAs is equal to the cash cost paid on delivery plus an amortized amount of the upfront payment determined on a units-of-production basis over the estimated recoverable reserves, and where applicable, resources and exploration potential at the respective mine (the "Domestic Reassessments").

In total, the Company expects the Domestic Reassessments to have assessed tax, interest and other penalties of approximately $2 million.

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[1] The assessment by management of the expected impact of the Domestic Reassessments on the Company is "forward-looking information". Please see "Cautionary Note Regarding Forward-Looking Statements" in the MD&A for material risks, assumptions and important disclosure associated with this information.

Management believes the Company's position, as reflected in its filed Canadian income tax returns and consistent with the terms of the PMPAs, that the cost of the precious metal acquired under the Canadian PMPAs is equal to the market value while a deposit is outstanding, and the cash cost thereafter, is correct. The Company has filed Notices of Objection and paid 50% of the disputed amounts in order to challenge the Domestic Reassessments.

Tax Contingencies
Due to the size, complexity and nature of the Company's operations, various legal and tax matters are outstanding from time to time, including audits and disputes.

Under the terms of the settlement with the CRA of the transfer pricing dispute relating to the 2005 to 2010 taxation years (the "CRA Settlement"), income earned outside of Canada by the Company's foreign subsidiaries will not be subject to tax in Canada under transfer pricing rules. The CRA Settlement principles apply to all taxation years after 2010 subject to there being no material change in facts or change in law or jurisprudence. The CRA is not restricted under the terms of the CRA Settlement from issuing reassessments on some basis other than transfer pricing which could result in some or all of the income of the Company's foreign subsidiaries being subject to tax in Canada.

It is not known or determinable by the Company when any ongoing audits by CRA of international and domestic transactions will be completed, or whether reassessments will be issued, or the basis, quantum or timing of any such potential reassessments, and it is therefore not practicable for the Company to estimate the financial effect, if any, of any ongoing audits.

From time to time there may also be proposed legislative changes to law or outstanding legal actions that may have an impact on the current or prior periods, the outcome, applicability and impact of which is also not known or determinable by the Company.

General
By their nature, contingencies will only be resolved when one or more future events occur or fail to occur. The assessment of contingencies inherently involves the exercise of significant judgment and estimates of the outcome of future events. If the Company is unable to resolve any of these matters favorably, there may be a material adverse impact on the Company's financial performance, cash flows or results of operations. In the event that the Company's estimate of the future resolution of any of the foregoing matters changes, the Company will recognize the effects of the change in its consolidated financial statements in the appropriate period relative to when such change occurs.

Share Capital

During the year ended December 31, 2023, the Company received proceeds of $12 million from the exercise of 488,922 share purchase options at a weighted average exercise price of Cdn$32.82 per option. During the year ended December 31, 2022, the Company received cash proceeds of $11 million from the exercise of 493,129 share purchase options at a weighted average exercise price of Cdn$28.76 per option.

During the year ended December 31, 2023, the Company released 119,827 RSUs, as compared to 87,838 RSUs during the comparable period of the previous year.

The Company has implemented a dividend reinvestment plan ("DRIP") whereby shareholders can elect to have dividends reinvested directly into additional Wheaton common shares. During the three months ended December 31, 2023, there were 19,001 common shares issued under the DRIP (twelve months - 141,979 common shares). During the three months ended December 31, 2022, there were 192,351 common shares issued under the DRIP (twelve months - 873,607 common shares).

As of March 14, 2024, there were 453,069,254 outstanding common shares, 1,270,021 share purchase options and 316,336 restricted share units. The 10,000,000 share purchase warrants outstanding on December 31, 2022 expired on February 28, 2023 unexercised.

At the Market Equity Program
The Company has established an at-the-market equity program (the "ATM Program") that allows the Company to issue up to $300 million worth of common shares from treasury ("Common Shares") to the public from time to time at the Company's discretion and subject to regulatory requirements. The ATM Program will be effective until the date that all Common Shares available for issue under the ATM Program have been issued or the ATM Program is terminated prior to such date by the Company or the agents.

Wheaton intends that the net proceeds from the ATM Program, if any, will be available as one potential source of funding for stream acquisitions and/or other general corporate purposes including the repayment of indebtedness. As at December 31, 2023, the Company has not issued any shares under the ATM program.

Financial Instruments

The Company owns equity interests in several companies as long-term investments (see page 13 of this MD&A) and therefore is inherently exposed to various risk factors including currency risk, market price risk and liquidity risk.

In order to mitigate the effect of short-term volatility in gold, silver and palladium prices, the Company will occasionally enter into forward contracts in relation to gold, silver and palladium deliveries that it is highly confident will occur within a given quarter. The Company does not hedge its long-term exposure to commodity prices. The Company has not used derivative financial instruments to manage the risks associated with its operations and therefore, in the normal course of business, it is inherently exposed to currency, interest rate and commodity price fluctuations.

Risks and Uncertainties

The primary risk factors affecting the Company are set forth below. For discussion of additional risk factors, please refer to the Company's Annual Information Form, which is available on the Company's website, www.wheatonpm.com, and on SEDAR+ at www.sedarplus.ca, or is available upon request from the Company. The "Mining Operations" consist of all of the mineral stream interests currently owned by the Company.

Commodity Prices and Markets: Changes in the market price of commodities that we purchase under our PMPAs and in the commodities markets will affect our profitability

The Company's business operations are fully exposed to changes in the market prices of precious metals and cobalt. The price of the common shares and the Company's financial results may be significantly and adversely affected by a decline in the price of precious metals and cobalt. The price of precious metals and cobalt fluctuates widely, especially in recent years, and is affected by numerous factors beyond the Company's control, including, but not limited to, the sale or purchase of precious metals by various central banks and financial institutions, interest rates, exchange rates, inflation or deflation, fluctuation in the value of the United States dollar and foreign currencies, global and regional supply and demand, and the political and economic conditions of major precious metals and cobalt producing countries throughout the world. The precious metals and cobalt markets tend to be cyclical, and a general downturn could result in a significant decrease in the Company's revenue. Any such price decline may have a material adverse effect on the Company.

The profitability of Wheaton's interests under the PMPAs is directly related to the market price of precious metals and cobalt. The Company's revenue is sensitive to changes in the price of precious metals and cobalt and the overall condition of the precious metal and cobalt mining industry and markets, as it derives all of its revenue from precious metals and cobalt streams. If Wheaton is unable to sell precious metals or cobalt production as a result of a reduction in, or an absence of, demand for precious metals or cobalt, there could be a significant decrease in the Company's revenue which may have a material adverse effect on the Company or result in the Company not generating positive cash flow or earnings.

In the event that the prevailing market price of precious metals and cobalt is at or below the price at which the Company can purchase such commodities pursuant to the terms of the PMPAs associated with its precious metals and cobalt interests, the Company will not generate positive cash flow or earnings, which could have a material adverse effect on the Company.

Precious metals and cobalt are by-product metals at all of the Mining Operations, other than gold at the Marmato mine, Toroparu project, Fenix project, Goose project, Blackwater project, Black Pine project, Curraghinalt project, Mt Todd project and DeLamar project, silver at the Loma de La Plata zone of the Navidad project and palladium at the Stillwater mines and Platreef project, and therefore, the economic cut off applied to the reporting of precious metals and cobalt reserves and resources will be influenced by changes in the commodity prices of other metals at the mines.

Risks Relating to the Mining Operations

To the extent that they relate to the production of precious metals or cobalt from, or the continued operation of, the Mining Operations, the Company will be subject to the risk factors applicable to the operators of such mines or projects, as more fully described in the Company's Annual Information Form.

No Control Over Mining Operations: The Company has no direct involvement in the operation of the Mining Operations and as a result the activities of third-party operators at these Mining Operations could negatively affect the cash flows generated by the Company

The Company's business operations are fully exposed to the risk that Mining Operations will not meet production forecasts or targets. The Company has agreed to purchase a certain percentage of the gold, silver, palladium and/or cobalt produced by the Mining Operations. The Company is not directly involved in the ownership or operation of mines and generally has no contractual rights relating to the operation of the Mining Operations. The owners and operators will generally have the power to determine the manner in which the relevant properties subject to the asset portfolio are exploited, including decisions to expand, advance, continue, reduce, suspend or discontinue production from a property and decisions about the marketing of products extracted from the property. The interests of the Company and the operators of the relevant properties may not always be aligned. As a result, the cash flows of the Company are dependent upon the activities of third parties, which creates the risk that at any time those third parties may: (i) have business interests or targets that are inconsistent with those of the Company, (ii) take action contrary to the Company's policies or objectives, (iii) be unable or unwilling to fulfill their obligations under their agreements with the Company, or (iv) experience financial, operational or other difficulties, including insolvency, which could limit or suspend a third-party's ability to perform its obligations under the PMPAs. At any time, any of the operators of the Mining Operations may decide to suspend or discontinue operations, including if the costs to operate the mine, or observe the obligations of the PMPA, exceed the revenues from operations.

The ability for the operators of the Mining Operations to act in their sole discretion could therefore have a material adverse effect on the Company's business, financial condition, results of operations and cash flows.

Except in limited circumstances, the Company will not be entitled to any material compensation if such operations do not meet their forecasted precious metals or cobalt production targets in any specified period or if the operations shut down, suspend or discontinue on a temporary or permanent basis. There can be no assurance that the precious metals or cobalt production from such properties will ultimately meet forecasts or targets. In addition, payments from production generally flow through the operator and there is a risk of delay and additional expense in receiving such revenues. The PMPA and royalty payments are calculated by the operators based on reported production, and the calculations of the Company's payments are subject to, and dependent upon, the adequacy and accuracy of the operators' production and accounting functions, and errors may occur from time to time in the calculations made by an operator. Certain PMPAs require the operators to provide the Company with production and operating information that may, depending on the completeness and accuracy of such information, enable the Company to detect errors in the calculation of the payments that it receives. The Company does not, however, have the contractual right to receive production information under all of its PMPAs. As a result, the Company's ability to detect payment errors through its monitoring program and its associated internal controls and procedures is limited, and the possibility exists that the Company may not receive all metal owed under the respective contract. Some of Wheaton's PMPAs may provide the right to audit the operational calculations and production data for the associated payments; however, such audits may occur many months following when the original delivery of metal was due, which may result in the delay of metal deliveries to later periods, which may impact the Company's business, financial condition, results of operations and cash flows.

Failure to receive payments under the PMPAs to which the Company is entitled may have a material adverse effect on the Company. In addition, the Company has limited access to data on the Mining Operations themselves and must rely on the accuracy and timeliness of the public disclosure and other information it receives from the owners and operators of the Mining Operations, and uses such information, including production estimates, in its analyses, forecasts, valuations and assessments relating to its own business. This could affect the Company's ability to assess the performance of the PMPAs. If the information provided by such third parties to the Company contains material inaccuracies or omissions, the Company's ability to accurately forecast or achieve its stated objectives may be materially impaired. In addition, some PMPAs may be subject to confidentiality arrangements which govern the disclosure of information with regards to the applicable interest and, as such, the Company may not be in a position to publicly disclose non-public information with respect to certain PMPAs. The limited access to data and disclosure regarding the Mining Operations may restrict the Company's ability to enhance its performance which may result in a material and adverse effect on the Company's business, financial condition, results of operations and cash flows. Although the Company attempts to obtain these rights when entering into new PMPAs or amending existing PMPAs, there is no assurance that its efforts will be successful.

Taxes: New or changed tax legislation, or changes to the interpretation of existing tax legislation or jurisprudence, could impact the profitability of the Company

The majority of the Company's income generating activities is conducted by its 100% owned subsidiary, Wheaton Precious Metals International Ltd., which operates in the Cayman Islands and is not subject to tax.

The introduction of new tax laws, regulations or rules, or changes to, or differing interpretation of, or application of, or court decisions in respect of, existing tax laws, regulations or rules in Canada, the Cayman Islands, Barbados or Luxembourg, or any of the countries in which the Company's subsidiaries or the Mining Operations are located, or to which deliveries of precious metals, precious metals credits or cobalt are made, could result in an increase in the Company's taxes, or other governmental charges, duties or impositions.

No assurance can be given that new tax laws, regulations or rules will not be enacted or that existing tax laws, regulations or rules will not be changed, interpreted, applied or decided upon in a manner which could result in the Company's profits being subject to additional taxation or which could otherwise have a material adverse effect on the Company or the price of the Common Shares.

Global Minimum Tax

On December 20, 2021, the OECD issued Pillar Two which provided a framework for the imposition, by individual countries, of a 15% global minimum tax on the adjusted financial statement income of large multinational companies, such as the Company.

Wheaton is within the scope of global minimum tax under Pillar Two. Subject to tax legislation enacting Pillar Two being passed in the jurisdictions where the Company and its subsidiaries operate, the group is liable to pay a top-up tax for any deficiency between the minimum tax rate of 15% and the effective tax rate per jurisdiction. Wheaton, as well as Silver Wheaton Luxembourg have an effective tax rate that exceeds 15% or are in a loss position. The Wheaton group's subsidiaries that operate in the Cayman Islands have an effective tax rate of 0%. For the years ended December 31, 2023 and 2022, the Cayman Islands subsidiaries had net earnings of $551 million and $532 million, respectively.

The application of Pillar Two legislation is expected to increase the amount of taxes the Wheaton group owes.

The Company does not operate in any jurisdiction where Pillar Two legislation was effective as for the year ended December 31, 2023 and 2022 and therefore the Company has no related current tax expense associated with global minimum tax. Jurisdictional updates are as follows:

Canada: On August 4, 2023, the Canadian Federal Government released draft Pillar Two implementing legislation as a new act, the Global Minimum Tax Act ("GMTA"), for public comment. The public consultation period on the draft legislation ended September 29, 2023. If enacted, the GMTA would implement a 15% global minimum tax for fiscal years that begin on or after December 31, 2023. If enacted as drafted, the proposed Canadian rules in the GMTA would apply to the income of the Company's Cayman Island subsidiaries from January 1, 2024.

Luxembourg: Pillar Two legislation was enacted in Luxembourg on December 22, 2023. The rules are applicable from January 1, 2024. As discussed above, Silver Wheaton Luxembourg has an effective tax rate in excess of 15%. The Luxembourg Pillar Two legislation also contains an undertaxed profits rule which is effective January 1, 2025, that would allow Luxembourg to collect Pillar Two top-up taxes related to the Company's subsidiaries operating in the Cayman Islands if the GMTA were not enacted in Canada. Given the Canadian government's stated intent to enact the GMTA, the Company does not expect the Luxembourg Pillar Two legislation to have a material impact on the Company.

Cayman Islands: To date, the government of the Cayman Islands has indicated that they do not intend to enact Pillar Two Legislation.

CRA Settlement

Under the terms of the CRA Settlement, income earned outside of Canada by the Company's foreign subsidiaries will not be subject to income tax in Canada under transfer pricing rules. The CRA Settlement principles apply to all taxation years after 2010 subject to there being no material change in facts or change in law or jurisprudence. While to date there has been no change in applicable law, the Department of Finance's consultation paper released on June 6, 2023 may result in potential amendments to existing transfer pricing laws under the Tax Act, which could have a material adverse effect on the Company or the price of the Common Shares.

It is not known or determinable by the Company when any ongoing audits by CRA of international and domestic transactions will be completed, or whether reassessments will be issued, or the basis, quantum or timing of any such potential reassessments, and it is therefore not practicable for the Company to estimate the financial effect, if any, of any ongoing audits.

Counterparty Credit and Liquidity: The inability of the Company's counterparties to perform their obligations under agreements with the Company or the inability of the Company to meet operating expenditure requirements could adversely impact the Company's cash flows
The Company is exposed to counterparty risks and liquidity risks including, but not limited to: (i) through the companies with which the Company has PMPAs which may experience financial, operational or other difficulties, including insolvency, which could limit or suspend those companies' ability to perform their obligations under those PMPAs; (ii) through the companies with which the Company has advanced funds in exchange for convertible notes receivable; (iii) through financial institutions that hold the Company's cash and cash equivalents; (iv) through companies that have payables to the Company, including concentrate customers; (v) through the Company's insurance providers; (vi) through companies that owe a refund of the Refundable Deposit under the terms of the respective PMPA; and (vii) through the Company's lenders. The Company is also exposed to liquidity risks in meeting its operating expenditure requirements in instances where cash positions are unable to be maintained or appropriate financing is unavailable. These factors may impact the ability of the Company to obtain loans and other credit facilities in the future and, if obtained, on terms favourable to the Company. If these risks materialize, the Company's operations could be adversely impacted and the trading price of the Company's securities could be adversely affected.

In the event that a counterparty with which the Company has a PMPA were to experience financial, operational or other difficulties (such as Vale in connection with the Brumadinho Incident as discussed on page 47 of this MD&A or a counterparty that is unable to favourably resolve the application of new or existing tax laws, regulations or rules or any tax audits or disputes), then that counterparty may (i) be unable to deliver some or all of the precious metals or cobalt due under the applicable PMPA with that counterparty; (ii) otherwise default in its obligations under that PMPA; (iii) cease operations at one or more mines that are the subject of that PMPA; or (iv) become insolvent. As a result, any of these or other adverse financial or operational consequences on a counterparty may also have a material adverse effect on Wheaton's business, financial condition, results of operations and cash flows. While Wheaton may have in place security or guarantees to mitigate the risks related to counterparty credit and liquidity, there is no assurance that Wheaton will be successful in enforcing its rights under any security or guarantees.

In addition, parties to contracts do not always honour contractual terms and contracts themselves may be subject to interpretation or technical defects. To the extent counterparties with which the Company has PMPAs do not abide by their contractual obligations, the Company would be forced to take legal action to enforce its contractual rights. Such litigation may be time consuming and costly and there is no guarantee of success. Any pending proceedings or actions or any decisions determined adversely may have a material and adverse effect on Wheaton's business, financial condition, results of operations and cash flows.

San Dimas - Mexican Tax Dispute
In February 2016, Primero Mining Corp. ("Primero") announced that its Mexican subsidiary, Primero Empresa Minera S.A. de C.V. ("PEM"), received a legal claim from the Mexican tax authorities, Servicio de Administración Tributaria ("SAT"), seeking to nullify the Advance Pricing Agreement issued by SAT in 2012 ("2012 APA"). The 2012 APA confirmed PEM's ability to pay taxes in Mexico on the sale of silver on actual prices realized by its Mexican subsidiary in connection with silver sales under the San Dimas SPA for the tax years 2010 through 2014.

As disclosed by First Majestic in their MD&A for the period ended December 31, 2023, in 2019 the SAT issued reassessments for the 2010 to 2012 tax years in the amount of $359.3 million inclusive of interest, inflation, and penalties. In 2021, the SAT also issued a reassessment against PEM for the 2013 tax year in the total amount of $189.9 million and in 2023, the SAT issued reassessments for the 2014, 2015 and 2016 tax years in the total amount of $484.2 million inclusive of interest, inflation, and penalties. The major items in the reassessments include determination of revenue based on silver spot market prices, denial of the deductibility of interest expense and service fees, SAT technical error related to double counting of taxes, and interest and penalties.

First Majestic indicates in its MD&A for the period ended December 31, 2023, that it continues to defend the APA in the Mexican legal proceedings, and also requested resolution of the transfer price dispute pursuant to the Mutual Agreement Procedure ("MAP"), under the relevant avoidance of double taxation treaties, between the competent tax authorities of Mexico, Canada, Luxembourg and Barbados.

First Majestic has indicated that it continues to pursue all available domestic and international remedies under the laws of Mexico and under the relevant tax treaties. In September 2020, First Majestic was served with a decision made by the Mexican Federal Tax Court on Administrative Matters ("Federal Court") to nullify the APA granted to PEM. The Federal Court's decision directs SAT to re-examine the evidence and basis for the issuance of the APA with retroactive effect, for the following key reasons:

(i) SAT's errors in analyzing PEM's request for the APA and the evidence provided in support of the request; and
(ii) SAT's failure to request from PEM certain additional information before issuing the APA.

First Majestic states that they filed an appeal of the decision to the Mexican Circuit Courts on November 30, 2020. Since two writs of certiorari were filed before the Mexican Supreme Court of Justice, on April 15, 2021, the Plenary of the Supreme Court i) admitted one of those writs, ii) requested the Circuit Court to send the appeal file and iii) assigned such writ to the Second Chamber of the Supreme Court for issuing the corresponding decision. Both writs of certiorari were withdrawn in December 2022. The challenge filed by First Majestic was returned to the Mexican Circuit Courts and on December 5, 2023, the Second Collegiate Court issued a decision, which was formally notified to First Majestic on January 4, 2024. In the decision, the Second Collegiate Court partially granted constitutional protection to First Majestic with respect to certain matters, but not others. Accordingly, on January 18, 2024, PEM filed an extraordinary appeal to the Mexican Supreme Court of Justice with respect to the Second Collegiate Court's decision, and PEM is currently waiting for the Supreme Court to admit such appeal.

On March 2, 2021, First Majestic announced that it has submitted a Request for Arbitration to the International Centre for Settlement of Investment Disputes, on its own behalf and on behalf of PEM, based on Chapter 11 of the North American Free Trade Agreement.

First Majestic also indicates that SAT has frozen a PEM bank account with cumulative funds of $107.2 million, as a guarantee against certain disputed tax assessments, with these balances consisting of VAT refunds that PEM received which were previously withheld by the tax authority.

First Majestic indicates that if the SAT is successful in retroactively nullifying the APA and enforcing reassessments, it would likely have a material adverse effect on First Majestic's results of operations, financial condition and cash flows. PEM would have rights of appeal in connection with any reassessments. First Majestic states that they continue to believe PEM's filings were appropriate and continue to believe its tax filing position based upon the APA is correct. However, they note that should PEM ultimately be required to pay tax on its silver revenues based on market prices without any mitigating adjustments, the incremental income tax for the years 2010-2019 would be approximately $314.2 million, before interest or penalties.

To the extent that First Majestic is not able to defend the validity of the 2012 APA or the SAT determines that the appropriate price to tax sales under the former San Dimas SPA or the new San Dimas PMPA is significantly different from the actual realized prices thereunder, it may have an adverse impact on First Majestic's business, financial condition or results of operations. If the Company was unable to purchase any further gold under the San Dimas PMPA, it may have a material adverse effect on Wheaton's business, financial condition, results of operation and cash flows. In addition, should this occur, there is no assurance that Wheaton would be successful in enforcing its rights under the security interest granted by First Majestic or its other remedies under the San Dimas PMPA.

Vale - Brumadinho Incident
On January 25, 2019, Vale's mining operations in Brumadinho, Minas Gerais, Brazil experienced a significant breach and failure of a retaining dam around the tailings disposal area (the "Brumadinho Incident"). Vale reported that in December 2021, Vale and Xikrin do Cateté Indigenous community signed an extrajudicial agreement for social and economic compensation to these communities. The agreement with Xikrin do Cateté was ratified by the Court of Marabá and it is in a regular execution with the transfer of funds by Vale (BLR 1.3M/M) and application by the indigenous community. The Xikrin Trincheira Bacajá Indigenous Community presented a request for clarification against the decision that extinguished the action in relation to this community, alleging that the closing of the case disagreed with the legal and procedural provisions applied to the case. The Public Prosecutor's Office presented a request for clarification to the Court of Marabá regarding the non-analysis of the request for the conviction of Vale and Salobo Metais to execute a "Degraded Area Recovery Program", since it was a request that was not the subject of the agreement signed between Vale and the Xikrin do Cateté Indigenous Community. Vale awaits to be subpoenaed from the Court of Marabá to present the counterarguments to the requests for clarifications made by the Xikrin Trincheira Bacajá Indigenous Community and the Public Prosecutor, reaffirming the regularity of the agreement entered; the inexistence of impacts from the Salobo mine undertaking on the Xikrin Trincheira Bacajá Indigenous Community and the inexistence of mandatory implementation of the reparation program indicated by the Public Prosecutor due to the non-existence of the alleged damage. In August 2022, the Xikrin Indigenous Community of TI Bacajá filed an appeal against the decision, not agreeing with the terms presented by the judge. Vale is summoned to present its counterarguments, reiterating the terms and theses already presented in the defense. While the Brumadinho Incident did not occur at any mine that is the subject of the Company's PMPAs, the consequences of the Brumadinho Incident for Vale may have an impact on the Company's business, financial condition and results of operations.

Mine Operator and Counterparty Concentration: If mine operators or counterparties are unwilling or unable to fulfill their obligations to the Company, the Company's cash flows could be adversely impacted
Precious metals and cobalt purchases under certain of Wheaton's PMPAs are subject to both mine operator concentration risk and counterparty concentration risk, including as follows:
- The counterparty obligations under the Salobo, Sudbury and Voisey's Bay PMPAs are guaranteed by the parent company Vale. Total revenues relative to Vale during the year ended December 31, 2023 were 45% of the Company's total revenue; and
- The counterparty obligations under the Constancia and 777 PMPAs are guaranteed by the parent company Hudbay Minerals Inc. ("Hudbay"). Total revenues relative to Hudbay during the year ended December 31, 2023 were 15% of the Company's total revenue.
- The counterparty obligations under the Peñasquito PMPA are guaranteed by the parent company Newmont. Total revenues relative to Newmont during the year ended December 31, 2023 were 10% of the Company's total revenue.

Should any of these mine operators or counterparties become unable or unwilling to fulfill their obligations under their agreements with Wheaton, or should any of the risk factors identified by Wheaton materialize in respect of the mine operators, counterparties or the Mining Operations, there could be a material adverse effect on Wheaton, including, but not limited to, Wheaton's revenue, net income and cash flows from operations.

In particular, total revenues relative to PMPAs with Vale were 45% and 35% of the Company's total revenue for the years ended December 31, 2023 and December 31, 2022, respectively; operating cash flows from the PMPAs with

Vale represented approximately 48% and 39% of the Company's operating cash flows for the years ended December 31, 2023 and December 31, 2022, respectively; and as at December 31, 2023, the PMPAs with Vale proven and probable precious metal and cobalt reserves represented approximately 42% of the Company's total proven and probable GEO reserves, measured and indicated precious metals and cobalt resources represented approximately 20% of the Company's GEO measured and indicated precious metals and cobalt resources and inferred precious metals and cobalt resources represented approximately 21% of the Company's total inferred GEO resources (as described in the Attributable Reserves and Resources section of the Company's MD&A). If Wheaton was unable to purchase any further precious metals or cobalt under the PMPAs with Vale, Wheaton's reserves and resources would be significantly reduced and Wheaton's forecasted gold equivalent production for 2024 and average five year forecasted gold equivalent production for 2024-2028 would be lowered by 46% and 41%, respectively, leading to a corresponding reduction to its revenue, net earnings and cash flows.

Vale – Xikrin Community

Vale has reported that associations representing the indigenous communities of Xikrin do Cateté and Xikrin do Bacajá in Brazil ("Indigenous Associations") brought a public civil action against Vale, the Federal Environmental Agency (IBAMA) and the Federal Indigenous Agency (FUNAI) seeking the suspension of the environmental permitting process and operation of the Salobo Mine. Vale has reported that the Indigenous Associations contend that FUNAI and IBAMA have failed to conduct the appropriate studies regarding the affected indigenous communities during the environmental permitting process and contends that Vale's operations would be contaminating the water of the Itacaiúnas River and consequently that the indigenous groups affected by this mine have not provided the required consent. Vale notes that the plaintiffs also requested a monthly payment for each association until the defendants conclude the studies. Vale notes that in July 2019, the Judge of the Federal Court of Maraba partially granted an injunction requested by the Indigenous Associations, ordering Vale and Salobo to prepare the indigenous component study of the Salobo Mine project, and rejected all other requests filed by the plaintiff, including project shutdown. Vale also notes that a subsequent decision of the court determined the inclusion of the Indigenous community of Xikrin do Bacajá in the scope of the studies. Vale has reported that in December 2021 it entered into an extrajudicial agreement with the Indigenous Associations, pursuant to which Vale agreed to provide certain social and economic compensation to these communities. Vale notes that the December 2021 settlement agreement remains subject to approval by the court of Marabá. Once approved by the court, Vale has indicated that this settlement agreement is expected to terminate the Salobo litigation. However, if as a result of these proceedings it is determined that the activities at the Salobo mine should be suspended then, the ability of the Company to receive gold under the terms of the Salobo PMPA would be materially impacted which in turn could have a material impact on the Company's financial conditions, results of operations and cash flows.

See also *Risks Relating to the Company – Counterparty Credit and Liquidity Risk*", "*Risks Relating to the Company – Security Over Underlying Assets*", "*Risks Relating to the Company – Indebtedness and Guarantees Risk*", "*Risks Relating to the Mining Operations – International Operations*", "*Risks Relating to the Mining Operations – Exploration, Development, Operating, Expansion and Improvements Risks*" and *"Risks Relating to the Mining Operations – Land Title and Indigenous Peoples"* in the Company's Annual Information Form.

Indebtedness and Guarantees: If the Company and its subsidiaries are unable to meet debt repayment obligations or covenants, the Company's business and operations could be adversely impacted

As of December 31, 2023, the Company had no debt outstanding under the Revolving Facility. Any future draws on the Revolving Facility will require the Company to use a portion of its cash flow to service principal and interest on the debt, which will limit the cash flow available for other business opportunities. The Company's ability to make scheduled payments of the principal of, to pay interest on, or to refinance indebtedness depends on its future performance, which is subject to economic, financial, competitive and other factors beyond its control (including, in particular, the continued receipt of precious metals and/or cobalt under the terms of the relevant PMPA agreements). If any of these factors beyond its control arose, the Company may not continue to generate cash flow in the future sufficient to service debt and make necessary capital expenditures. If the Company is unable to generate such cash flow, it may be required to adopt one or more alternatives, such as reducing or eliminating dividends, restructuring debt or obtaining additional equity capital on terms that may be onerous or highly dilutive. The Company's ability to refinance indebtedness will depend on the capital markets and its financial condition at such time. The Company may not be able to engage in any of these activities or engage in these activities on desirable terms, which could result in a default on its debt obligations.

The terms of the Revolving Facility require the Company to satisfy various affirmative and negative covenants and to meet certain financial ratios and tests. These covenants limit, among other things, the Company's ability to incur further indebtedness if doing so would cause it to fail to meet certain financial covenants, create certain liens on assets or engage in certain types of transactions. The Company can provide no assurances that in the future, it will not be limited in its ability to respond to changes in its business or competitive activities or be restricted in its ability to engage in mergers, acquisitions or dispositions of assets. Furthermore, due to factors beyond its control (for example, due to an event of force majeure or other disruption at operations, the Company does not receive sufficient precious metals or cobalt from its counterparties in accordance with the terms of the PMPAs), the Company may fail to comply with these covenants, including a failure to meet the financial tests or ratios, and any subsequent failure by the

Company's subsidiaries to comply with guarantee obligations, would likely result in an event of default under the Revolving Facility and would allow the lenders to accelerate the debt, which could materially and adversely affect the Company's business, financial condition and results of operations and its ability to meet its payment obligations under debt, and the price of the common shares.

In addition, each subsidiary of the Company has guaranteed the obligations of the Company under the Revolving Facility. See "*Description of the Business – Operations – Amended Revolving Credit Facility*" in the Company's Annual Information Form for further details. While the Revolving Facility is unsecured, as guarantors, any or all of Wheaton's subsidiaries can be called upon by lenders for the repayment of the obligations under the Revolving Facility if Wheaton were to default.

Hedging: The Company's hedging policy may not reduce the risks associated with foreign exchange, interest rate or commodity fluctuations, which could adversely impact the Company's cash flows

The Company has a policy that permits hedging its foreign exchange and interest rate exposures to reduce the risks associated with currency and interest rate fluctuations. The Company also has adopted a policy to allow the forward sale of forecast precious metals deliveries provided that such sales shall not extend beyond the end of a financial quarter of the Company.

Hedging involves certain inherent risks including: (a) credit risk - the risk that the creditworthiness of a counterparty may adversely affect its ability to perform its payment and other obligations under its agreement with the Company or adversely affect the financial and other terms the counterparty is able to offer the Company; (b) market liquidity risk – the risk that the Company has entered into a hedging position that cannot be closed out quickly, by either liquidating such hedging instrument or by establishing an offsetting position; and (c) unrealized fair value adjustment risk – the risk that, in respect of certain hedging products, an adverse change in market prices for commodities, currencies or interest rates will result in the Company incurring losses in respect of such hedging products as a result of the hedging products being out-of-the money on their settlement dates.

There is no assurance that a hedging program designed to reduce the risks associated with foreign exchange/currency, interest rate or commodity fluctuations will be successful. Although hedging may protect the Company from adverse changes in foreign exchange/currency, interest rate or commodity fluctuations, it may also prevent the Company from fully benefitting from positive changes.

Competition: The competition for PMPAs and similar transactions could adversely impact the Company's ability to acquire desirable PMPAs

The Company competes with other companies for PMPAs and similar transactions. Some of these companies may possess greater financial and technical resources or may be willing to agree to contractual terms that are unacceptable to the Company. Such competition may result in the Company being unable to enter into desirable PMPAs or similar transactions, to recruit or retain qualified employees or to acquire the capital necessary to fund its PMPAs. As a result, existing or future competition for PMPAs and similar transactions could materially adversely affect the Company's prospects for entering into additional PMPAs in the future. In addition, competition from companies with substantial resources could impact the Company's ability to acquire PMPAs and similar transactions at acceptable valuations or at acceptable returns, which could adversely impact the Company's cash flows, results of operations and financial condition.

Security Over Underlying Assets: The Company's security and other interests in its PMPAs may not be enforceable which may have a material adverse effect on the Company

There is no guarantee that the Company will be able to effectively enforce any guarantees, indemnities or other security interests it may have. Should a bankruptcy or other similar event related to a mining operator occur that precludes a party from performing its obligations under the PMPA, the Company would have to consider enforcing its security or other interests. In the event that the mining operator has insufficient assets to pay its liabilities, it is possible that other liabilities will be satisfied prior to the liabilities owed to the Company. In addition, bankruptcy or other similar proceedings are often a complex and lengthy process, the outcome of which may be uncertain and could result in a material adverse effect on the Company.

In addition, because many of the Mining Operations are owned and operated by foreign affiliates, the Company's security and other interests may be subject to enforcement and insolvency laws of foreign jurisdictions that differ significantly from those in North America, and the Company's security and other interests may not be enforceable as anticipated. Further, there can be no assurance that any judgments obtained in Canadian courts will be enforceable in any of those jurisdictions outside of Canada. If the Company is unable to enforce its security or other interests, there may be a material adverse effect on the Company.

Third-Party PMPAs: PMPAs acquired from third-parties may not reflect typical terms and conditions

The terms and conditions of PMPAs that the Company acquires from a third-party have been, by their nature, negotiated by the third-party with the applicable mining operator and not by the Company. Therefore, such PMPAs may not reflect terms and conditions that the Company would normally seek to obtain in PMPAs, including, without limitation, terms and conditions relating to indemnities, covenants, representations and warranties, security, guarantees, events of default, remedies and other matters. As a result, the contractual remedies and protections that the Company may have in connection with such PMPAs may be more limited relative to its typical PMPAs, whether in an insolvency proceeding, default situation or otherwise, and the Company may not be able to recover all, or any portion of, the liabilities owed to the Company. This could result in a material adverse effect on the Company.

Revenue from Royalties: The Company holds mineral royalty interests where revenue is subject to cost deductions, which are beyond the control of the Company and may have an adverse effect on the Company
The Company holds mineral royalty interests that allow the mining operator to deduct certain costs, including, but not limited to, marketing and sales charges, sampling, transportation of minerals, refinery or smelter costs, taxes or other incidental and handling costs. Such costs will fluctuate in ways that are unpredictable and are beyond the control of the Company and can significantly impact the revenue the Company may receive on these mineral royalty interests. Increases in costs incurred by the mining operator on permitted cost deductions will likely result in a decline in the revenue received by the Company on these mineral royalty interests and will impact overall revenue of the Company and could result in an adverse effect on the Company.

Acquisition Strategy: The Company's acquisition strategy for PMPAs may not be successful, which may have a material adverse effect on the Company
As part of the Company's business strategy, it has sought and will continue to seek new exploration, development and mining opportunities in the resource industry. In pursuit of such opportunities, the Company may fail to select appropriate acquisition candidates or negotiate acceptable arrangements, including arrangements to finance acquisitions or integrate the acquired businesses and their personnel into the Company. The Company cannot assure that it can complete any acquisition or business arrangement that it pursues, or is pursuing, on favourable terms, or that any acquisitions or business arrangements completed will ultimately benefit the Company.

In addition, the introduction of new tax laws or regulations or accounting rules or policies or rating agency policies, or changes to, or differing interpretations of, or application of, existing tax laws or regulations or accounting rules or policies or rating agency policies, could make PMPAs less attractive to counterparties. Such changes could adversely affect the Company's ability to enter into new PMPAs and could have a negative impact on the Company's financial position.

As part of the Company's portfolio optimization, the Company may consider opportunities to restructure or dispose of PMPAs where it believes such a restructuring or disposition may provide a long-term benefit to the Company, even if such restructuring or disposition may reduce near-term operating revenues, reduced mineral reserves and/or mineral resources or result in the Company incurring transaction related costs. In connection with a restructuring or disposition, the Company may receive different forms of consideration, including long-term equity investments in other companies.

The Company may enter into one or more acquisitions, restructurings, dispositions or other streaming transactions at any time.

Future Financing and Future Securities Issuances: The Company can provide no assurance that it will be able to obtain adequate financing in the future. The Company may have to raise additional capital or finance transactions through the issuance of additional equity securities, which could result in dilution to its shareholders
There can be no assurance that the Company will be able to obtain adequate financing in the future or that the terms of such financing will be favourable. Failure to obtain such additional financing could impede the Company's funding obligations, or result in delay or postponement of further business activities which may result in a material and adverse effect on the Company's profitability, results of operations and financial condition. The Company may require new capital to continue to grow its business and there are no assurances that capital will be available when needed, if at all. In the event that the Company chooses to raise debt capital to finance any acquisition, the Company's leverage will be increased.

To the extent that additional capital is raised through the issuance of additional equity securities or the Company issues additional equity securities in the future in connection with acquisitions, strategic transactions or other purposes, this could result in dilution to existing shareholders and some or all of the Company's financial measures could be reduced on a per share basis.

Third Party Interests: Certain of the Company's mineral stream interests and mineral royalty interests may be subject to rights in favour of others or third parties that could adversely affect the revenues generated from the PMPAs
Some of the Company's mineral stream interests and mineral royalty interests are subject to: (i) buy-back right provisions pursuant to which an operator may buy-back all or a portion of the mineral stream or mineral royalty interest, as applicable, and (ii) pre-emptive rights pursuant to which parties to PMPAs have the right of first refusal or first offer with respect to a proposed sale or assignment of such interest by or to the Company. Holders may exercise

these rights such that certain mineral stream interests and mineral royalty interests would no longer be held by the Company or would be difficult for the Company to acquire. Any compensation received as a result may be significantly less than the Company's assumptions regarding the asset.

Defects, Impairments and Limitations: A defect or impairment in a PMPA may defeat or impair the claim of the Company, and a limitation in the PMPA may limit or restrict the Company's rights, which may have a material adverse effect on the Company

A defect in a streaming transaction and/or a PMPA may arise to defeat or impair the claim of the Company to such transaction, which may have a material adverse effect on the Company. It is possible that material changes could occur that may adversely affect management's estimate of the recoverable amount for any PMPA. Any impairment estimates, which are based on applicable key assumptions and sensitivity analysis, are based on management's best knowledge of the amounts, events or actions at such time, and the actual future outcomes may differ from any estimates that are provided by the Company. Any impairment charges on the Company's carrying value of the PMPAs could have a material adverse effect on the Company.

Further, the terms and conditions of PMPAs that the Company acquires from a third party have been, by their nature, negotiated by the third party with the applicable mining operator and not by the Company. Therefore, such PMPAs may not reflect terms and conditions that the Company would normally seek to obtain in PMPAs, and the contractual provisions that the Company may have in connection with such PMPAs may be more limited or restricted relative to its typical PMPAs. Such limits or restrictions could result in a material adverse effect on the Company.

Litigation Claims and Proceedings: Litigation against the Company may result in the diversion of management and resources and substantial costs to the Company, impacting the Company's financial position

The Company is from time to time involved in various claims, legal proceedings and disputes arising in the ordinary course of business. If the Company is unable to resolve these disputes favorably, it may have a material adverse effect on the Company. In addition, disputes in respect of agreements entered into by the Company with third parties may impact the validity and enforceability of those agreements.

Further, any litigation could result in substantial costs and damages and divert the Company's management's attention and resources. Any decision resulting from any such litigation that is adverse to the Company could have a negative impact on the Company's financial position.

The Company was previously the subject of litigation in securities class action complaints in the United States and in Canada.

Market Price of the Common Shares: The trading price of the Common Shares fluctuates and is often unrelated to the operating performance of the Company

The Common Shares are listed and posted for trading on the TSX, NYSE and on the LSE. An investment in the Company's securities is highly speculative and the price of the Common Shares has fluctuated significantly in the past. During the year ended December 31, 2023, the trading price of the Common Shares has fluctuated as follows:

Exchange	Low	High
TSX	C$53.24	C$69.72
NYSE	$38.72	$52.23
LSE	£31.20	£41.70

The market price of the Company's common shares may increase or decrease in response to a number of events and factors, including any future offerings of the Common Shares pursuant to the ATM Program, any offering or otherwise, and other factors set out in the Company's Annual Information Form and the factors listed under the heading "Cautionary Note Regarding Forward-Looking Statements."

In addition, the global stock markets and prices for streaming and mining company shares have experienced volatility that often has been unrelated to the operating performance or prospects of such companies. These market and industry fluctuations may adversely affect the market price of the Company's common shares, regardless of the Company's operating performance. The variables which are not directly related to the Company's success and are, therefore, not within the Company's control, include other developments that affect the market for streaming and mining company shares, macroeconomic developments globally, the breadth of the public market for the Company's common shares and the attractiveness of alternative investments and particular industries. The effect of these and other factors on the market price of the Company's common shares on the exchanges on which they trade has historically made the Company's common share price volatile and suggests that the Company's common share price will continue to be volatile in the future.

It is not uncommon for securities class actions to be brought against publicly listed companies following periods of volatility or significant decline in the market price of their securities. The Company was previously the subject of litigation in securities class action complaints in the United States and in Canada. See "Description of the Business – Litigation" in the Company's Annual Information Form.

Key Personnel: The Company may experience difficulty in recruiting and retaining qualified personnel and we are dependent upon our personnel being able to perform their jobs in a safe and healthy work environment, free from discrimination

The Company and its subsidiaries have an aggregate of 42 employees and are therefore dependent upon the services of a small number of employees. The Company is also dependent on the services of a small number of key executives and other key employees who are highly skilled and experienced. If Wheaton loses key executives or other key employees or Wheaton fails to develop adequate succession plans, or if Wheaton fails to attract, hire, retain and develop qualified employees, including executives, it could impact its business, financial condition, results of operations and cash flows.

Wheaton is committed to creating and maintaining a work environment in which each employee, officer and director is treated with professional courtesy, dignity and respect in a fair and non-discriminatory manner. Wheaton is also committed to supporting and respecting human rights in its operations. However, Wheaton's policies and procedures may not prevent or detect all potential harmful workplace situations. If Wheaton is unable to maintain a respectful and non-discriminatory workplace, it could impact the Company's ability to attract and retain skilled employees, including executives.

Wheaton's operations are dependent upon its workforce being able to safely perform their jobs. If Wheaton's employees are unable to perform their jobs for any reason (including due to physical or psychological illness or injuries related to an unsafe or unhealthy workplace), it may adversely impact employee engagement, performance and productivity, result in legal or human rights claims, or damage Wheaton's reputation. This could impact Wheaton's business, financial condition, results of operations, cash flows, or the trading price of the Company's securities.

Interest Rates: Fluctuations in interest rates applicable to the Company could have a material adverse effect on the Company's results of operations and cash flows

The Company is exposed to interest rate risk on its outstanding borrowings and short-term investments. Presently, the Company has no outstanding borrowings, and historically all borrowings have been at floating interest rates. The Company monitors its exposure to interest rates and has not entered into any derivative contracts to manage this risk. During the years ended December 31, 2023 and 2022, the weighted average effective interest rate paid by the Company on its outstanding borrowings was Nil.

During the years ended December 31, 2023 and December 31, 2022, a fluctuation in interest rates of 100 basis points (1 percent) would not have impacted the amount of interest expensed by the Company. In addition, during the year ended December 31, 2022, central banks in Canada and the United States increased borrowing rates by over 400 basis points, where they remain at December 31, 2023, and such rates may continue to be held at these levels for an extended period of time or increase further. Depending upon the amount of the Company's outstanding borrowings, fluctuations in the interest rates applicable to the Company could have a material adverse effect on the Company's business, financial condition, results of operations and cash flows.

Dividend Policy: The Company's ability to pay dividends is dependent on the Company's financial condition

The declaration, timing, amount and payment of dividends are at the discretion of the Board of Directors and will depend upon the Company's future earnings, cash flows, acquisition capital requirements and financial condition, and other relevant factors. There can be no assurance that the Company will continue to declare a dividend on a quarterly, annual or other basis.

Confidentiality: The Company may have limited access to data and information regarding the Mining Operations which may result in a material adverse effect on the Company's results of operations and cash flows

The Company may not be able to access all data and information regarding the Mining Operations, which may impact its ability to assess the status and performance of those Mining Operations and the PMPAs. The lack of sufficient data and information could impact the accuracy of the Company's forecasts or the ability of the Company to respond to any challenges with Mining Operations on a timely or efficient basis, which may result in a material adverse effect on the Company's business, financial condition, results of operations and cash flows. Further, the PMPAs may contain confidentiality provisions which limit the Company's ability to disclose non-public data or information concerning a Mining Operation or its mining operator. While the Company attempts to obtain contractual rights to the data and information necessary when negotiating with mining operators, there is no assurance that they will be able to do so.

Multiple Listings: Multiple Listings of the Common Shares on the LSE, the TSX and the NYSE may lead to an inefficient market for the Common Shares

Multiple listings of the Common Shares will result in differences in liquidity, settlement and clearing systems, trading currencies, prices and transaction costs between the exchanges where the Common Shares will be quoted. These and other factors may hinder the transferability of the Common Shares between the three exchanges. The Common Shares are quoted on the TSX, the NYSE and the LSE. Consequently, the trading in and liquidity of the Common Shares will be split between these three exchanges. The price of the Common Shares may fluctuate and may at any time be different on the TSX, the NYSE and the LSE. This could adversely affect the trading of the Common Shares on these exchanges and increase their price volatility and/or adversely affect the price and liquidity of the Common Shares on these exchanges. The Common Shares are quoted and traded in Canadian Dollars on the TSX, and in US Dollars on the NYSE. The Common Shares are quoted and traded in pence sterling on the LSE. The market price of the Common Shares on those exchanges may also differ due to exchange rate fluctuations.

Trading: The Common Shares may be suspended from trading which will limit shareholders ability to dispose of Common Shares

Each of the TSX, NYSE and LSE has the right to suspend trading in certain circumstances. If the Common Shares are suspended from trading, the holders of Common Shares may not be able to dispose of their Common Shares on the LSE, the TSX or the NYSE (as the case may be).

TSX: The objective of the TSX's policies regarding continued listing privileges is to facilitate the maintenance of an orderly and effective auction market for securities of a wide variety of listed issuers, in which there is a substantial public interest, and that comply with the requirements of the TSX. The policies are designed and administered in a manner consistent with that objective. The TSX has adopted certain quantitative and qualitative criteria under which it will normally consider the suspension from trading and delisting of securities. However, no set of criteria can effectively anticipate the unique circumstances which may arise in any given situation. Accordingly, each situation is considered individually on the basis of relevant facts and circumstances. As such, whether or not any of the delisting criteria has become applicable to a listed issuer or security, the TSX may, at any time, suspend from trading and delist securities if in the opinion of the TSX, such action is consistent with the objective noted above or further dealings in the securities on the TSX may be prejudicial to the public interest. In addition, the TSX may at any time suspend from trading the Common Shares if it is satisfied that the Company has failed to comply with any of the provisions of its listing agreement with the TSX or other agreements with the TSX, or with any TSX requirement or policy.

NYSE: The NYSE may suspend trading in, and commence proceedings to delist, the Common Shares from time to time if it determines that Wheaton or the Common Shares fail to satisfy the applicable quantitative or qualitative continued listing criteria under the NYSE listing standards. Such continued quantitative listing criteria include, but are not limited to, a minimum number of stockholders, a minimum average closing price over a consecutive 30 trading-day period, and a minimum average global market capitalization over a consecutive 30 trading-day period. Such continued qualitative listing criteria include, but are not limited to, the satisfaction of certain requirements of the NYSE Governance Rules such as the maintenance of an audit committee satisfying certain criteria including with respect to independence and the continued timely filing of periodic reports with the United States Securities and Exchange Commission ("SEC"). The NYSE may also suspend trading in, and commence proceedings to delist, the securities of an issuer if the issuer or its management engage in operations that are in the opinion of the NYSE contrary to the public interest. Typically, if an issuer or its NYSE-listed securities fall below the NYSE's quantitative or qualitative listing criteria, the NYSE reviews the appropriateness of continued listing and may give consideration to any definitive action proposed by the issuer, pursuant to procedures and timelines set forth in the NYSE listing standards, that would bring the issuer or such securities above the applicable continued listing standards. However, in certain cases, the failure of the issuer or its listed securities to meet certain continued listing criteria may result in immediate suspension and delisting by the NYSE without such evaluation or follow-up procedures.

LSE: The FCA may suspend the Common Shares from trading on the LSE from time to time if it determines that the smooth operation of the market is or may be temporarily jeopardized or it is necessary to protect investors.

ATM Program: The Company may not raise the anticipated proceeds from the ATM Program and may not use any proceeds effectively

There is no certainty that gross proceeds of $300 million (or the equivalent in Canadian dollars determined using the daily exchange rate posted by the Bank of Canada on the date the ATM Common Shares are sold) will be raised pursuant to the ATM Program. The ATM Program agents have agreed to use their commercially reasonable efforts to sell, on the Company's behalf, the ATM Common Shares designated by the Company, but the Company is not required to request the sale of the maximum amount offered or any amount and, if the Company requests a sale, the ATM Program agents are not obligated to purchase any ATM Common Shares that are not sold. As a result of the ATM Program being made on a commercially reasonable efforts basis with no minimum, and only as requested by the Company, the Company may raise substantially less than the maximum total offering amount or nothing at all.

Management of the Company will have broad discretion in the application of the net proceeds from the ATM Program if any and could spend the proceeds in ways that do not improve the Company's results of operations or enhance the value of the Common Shares. The failure by management to apply these funds effectively could result in financial losses that could have a material adverse effect on the Company's business and cause the price of the Common Shares to decline. Pending their use, the Company may invest the net proceeds from the ATM Program in a manner that does not produce income or that loses value.

Long-Term Equity Investments: The Company's long-term equity investments are exposed to equity price risk as well as the risks in each investee Company, and the Company may lose the value of such investments

The Company is exposed to equity price risk as a result of holding long-term equity investments in other companies including, but not limited to, exploration and mining companies. Just as investing in the Company is inherent with risks such as those set out in this MD&A, by investing in these other companies, the Company is exposed to the risks associated with owning equity securities and those risks inherent in the investee companies, including the loss of the full value of these investments. The Company generally does not actively trade these investments. See "Description of the Business – Long Term Investments" in the Company's Annual Information Form.

Activist Shareholders: Campaigns by activist shareholders could adversely impact the Company's business and operations

Publicly-traded companies are often subject to demands or publicity campaigns from activist shareholders advocating for changes to corporate governance practices, such as executive compensation practices, environmental, social and governance issues, or for certain corporate actions or reorganizations. There can be no assurance that the Company will not be subject to any such campaign, including proxy contests, media campaigns or other activities. Responding to challenges from activist shareholders can be costly and time consuming and may have an adverse effect on the Company's reputation. In addition, responding to such campaigns would likely divert the attention and resources of the Company's management and Board of Directors, which could have an adverse effect on the Company's business and results of operations. Even if the Company were to undertake changes or actions in response to activism, activist shareholders may continue to promote or attempt to effect further changes, and may attempt to acquire control of the Company. If shareholder activists are ultimately elected to the Board of Directors, this could adversely affect the Company's business and future operations. This type of activism can also create uncertainty about the Company's future strategic direction, resulting in loss of future business opportunities, which could adversely affect the Company's business, future operations, profitability and the Company's ability to attract and retain qualified personnel.

Reputation Damage: Reputational loss could have a material adverse effect on the Company's business and operations

Reputational damage can be the result of the actual or perceived occurrence of any number of events, and could include any negative publicity, whether true or not. While the Company does not ultimately have direct control over how it is perceived by others, reputational loss could have a material adverse effect on the Company's financial performance, financial condition, cash flows, growth prospects and the trading price of the Company's securities.

Industry Analysts: The Company's trading price and volume may be negatively impacted by the views expressed by industry analysts

Both the market price and trading price of the Common Shares may depend on the opinions of the securities analysts who monitor the operations of the Company and publish research reports on the Company's future performance. The Company does not have control over such analysts, who may downgrade their recommended prices for the Common Shares at any time, issue opinion which are not in line with the Board of Director's view or not even cover the Company in their publications and reports. Such actions by analysts could have an adverse impact on the trading price and volume of the Common Shares.

Climate Change: The Company's operations may be adversely affected by physical risks related to climate change, including acute weather events

Wheaton's own operations are exposed to acute and chronic physical climate-related risks as a result of geographical location. Wheaton has sought to reduce its environmental footprint and located its operations in appropriate facilities, however acute weather events such as higher intensity storms, flooding and fire as well as chronic weather and physical conditions such as rising temperatures and changes in precipitation patterns may disrupt operations. Acute weather events may result in extended loss of power, global supply route disruption and reduced worker productivity related to safety protocols at our operations and worker transportation to our operations. Wheaton has developed and implemented a business continuity plan in the event of an acute weather event, however this plan may not fully mitigate the risks associated with such acute weather event, and Wheaton's operations may be impacted (including the ability of its employees to travel to the Mining Operations) or have to be relocated, which could have an adverse effect on the Company's business and results of operations.

To the extent that climate change adversely affects Wheaton's business and financial position, it may also have the effect of heightening many of the other risk factors for the Company, including, but not limited to, risks related to commodity prices and markets, counterparty credit and liquidity risk, mine operator and counterparty concentration, Wheaton's indebtedness and guarantees, competition, litigation claims and proceedings, Wheaton's ability to enforce security interests, acquisition strategy, market price of Common Shares, equity price risk associated with the Company's equity investments, interest rate risk, dividends, industry analysts, reputational damage and risks relating to the Mining Operations such as risks related to mineral reserve and mineral resource estimates, production forecasts, impacts of governmental regulations, international operations and availability of infrastructure and employees.

In addition, the Company's Mining Operations are subject to climate change risk factors, as more fully described in the Company's Annual Information Form.

Climate Change: The Company's operations are subject to risks related to transitioning to a low-carbon economy

Both climate change and the anticipated transition to a low-carbon economy are expected to impact Wheaton.

Governments are moving to introduce and implement new and more stringent climate change legislation with respect to disclosure. While some of the costs associated with reducing emissions can be offset by increased energy efficiency and technological innovation, Wheaton expects that continued efforts to address climate change, including complying with enhanced regulatory requirements, may result in increased costs for Wheaton.

Investors are increasingly seeking enhanced disclosure on the risks, challenges, governance implications and financial impacts of climate change faced by companies. If Wheaton is unable to respond to such disclosure requirements, or meet the expectations of investors and other stakeholders, it could have a material adverse effect on Wheaton's ability to access, and the costs of accessing, debt and equity markets for capital required for its operations.

Shifts in demand and supply of commodities, products and services as a result of evolving consumer and investor sentiments will create challenging market conditions. Changes in consumer demand for metals and minerals that are required in a low-carbon economy or increases or decreases in commodity prices and markets may also impact the Company's ability to acquire accretive PMPAs or to sell precious metals or cobalt that it acquires. There may be increased competition for PMPAs on Mining Operations that are considered to be low carbon emitting or less subject to climate-related physical risks, which may impact the Company's ability to enter into desirable PMPAs or similar transactions or to acquire the capital necessary to fund its PMPAs. These impacts could have a material adverse effect on the Company's business and financial position, the Company's reputation and the trading price of the Company's securities. In addition, market perceptions of the mining sector and the role of particular metals or minerals in a transition to a low-carbon economy remain uncertain. There could be a material adverse effect on the Company's business and financial position, the Company's reputation and the trading price of the Company's securities where there is significant negative market perception of the mining sector.

In connection with Wheaton's ESG strategy, Wheaton has adopted the Climate Change and Environmental Commitments. These Climate Change and Environmental Commitments may not be achievable or may not be achieved partially or at all, by Wheaton. Should the Commitments not be achieved, it could have an adverse effect on the Company's business and financial position, the Company's reputation and the trading price of the Company's securities. In addition, the Revolving Facility interest rate paid on drawn amounts and standby fees will be adjusted based upon the Company's performance in three sustainability-related areas, including in respect of the Company's attributable emissions from Mining Operations covered by science-based emissions targets. As such, a failure to meet our Climate Change and Environmental Commitments can result in increased costs for Wheaton and impact our results of operations.

Further, as there is currently no defined methodology for calculating financed emissions for metals streaming and royalty companies, Wheaton has developed its own methodology, using an attribution factor based on Wheaton's attributable production relative to the overall production of the Mining Operations in a given year. This methodology relies upon the calculations and estimates of emissions by the Mining Operations, which is necessarily imprecise because it depends upon the judgment of the individuals who operate the Mining Operations as well as those who review and assess the emissions information. As a result, no assurance can be given that the calculated financed emissions are fully accurate.

If Wheaton does not respond quickly enough to meet accepted climate change reduction targets, Wheaton may be subject to increased risks of climate litigation. Climate-related impact litigation has been advanced in Canada, the United States and Europe, and may be broadened if there are failures to meet long-term reduction targets. Adverse publicity or climate-related litigation could result in significant costs, which could have a material adverse effect on the Company's business and financial position, the Company's reputation and the trading price of the Company's securities.

Information Systems, Cyber Security: Compromises or breaches of the Company's data or information systems could result in material losses to the Company

Wheaton's information systems, and those of its counterparties under the PMPAs, third-party service providers and vendors, are vulnerable to an increasing threat of continually evolving information systems and cyber security risks. Unauthorized parties may attempt to gain access to these systems or the Company's information through fraud or other means of deceiving the Company's counterparties under its PMPAs, third-party service providers or vendors.

Wheaton's operations depend, in part, on how well Wheaton and its suppliers, as well as counterparties under the PMPAs, protect networks, equipment, information technology ("IT") systems and software against damage from a number of threats. Wheaton has entered into agreements with third parties for hardware, software, telecommunications and other services in connection with its operations. The Company's operations and Mining Operations also depend on the timely maintenance, upgrade and replacement of networks, equipment, IT systems, applications and software, as well as pre-emptive expenses to mitigate the risks of failures. Any of these and other events could result in information system failures, delays and/or increases in capital and remediation expenditures. The failure of information systems or a component of information systems could, depending on the nature of any such failure, adversely impact the Company's reputation and results of operations.

Although to date the Company has not experienced any known material losses relating to cyber-attacks or other data / information security breaches, there can be no assurance that Wheaton will not incur such losses in the future. The Company's risk and exposure to these matters cannot be fully mitigated because of, among other things, the evolving nature of these threats. As a result, cyber security and the continued development and enhancement of controls, processes and practices designed to protect systems, computers, software, data and networks from attack, damage or unauthorized access remain a priority.

Any future significant compromise or breach of the Company's data / information security, whether external or internal, or misuse of data or information, could result in additional significant costs, lost sales, fines and lawsuits, unauthorized transactions, inappropriate disclosures, and damage to the Company's reputation. In addition, as the regulatory environment related to data / information security, data collection and use, and privacy becomes increasingly rigorous, with new and constantly changing requirements applicable to Wheaton's business and counterparties to the PMPAs, compliance with those requirements could also result in additional costs. As cyber threats continue to evolve, the Company or its counterparties may be required to expend additional resources to continue to modify or enhance protective measures or to investigate and remediate any security vulnerabilities.

Generative Artificial Intelligence: The Company may not successfully adopt or respond to generative artificial intelligence

New technological advances, including the use of generative artificial intelligence ("Generative AI"), are evolving rapidly. The successful development, adoption and monitoring of Generative AI at the Company may require significant additional resources and costs. The Company's consideration of the value of Generative AI in its business will require assessments of opportunities for its use, as well as the quality, limitations, vulnerabilities and potential legal and regulatory concerns, as well as enhanced controls, processes and practices designed to address challenges. In addition, if the Company uses or adopts Generative AI in the future, the availability of intellectual property protection is uncertain.

Finally, Generative AI could be used by the Company's competitors to obtain a competitive advantage over the Company and could adversely impact the Company's results of operations.

Legal Risks: The Company is subject to anti-corruption and anti-bribery laws and regulations which could result in liability and require the Company to incur costs

The Company is subject to the Canadian Corruption of Foreign Public Officials Act, the U.S. Foreign Corrupt Practices Act, the UK Bribery Act and other laws that prohibit improper payments or offers of payments to third parties, including foreign governments and their officials, for the purpose of obtaining or retaining business. In some cases, the Company invests in Mining Operations in certain jurisdictions where corruption may be more common, which can increase the risk of unauthorized payments or offers of payments in violation of anti-corruption and anti-bribery laws and regulations and in violation of our policies. In addition, the operators of the Mining Operations may fail to comply with anti-corruption and anti-bribery laws and regulations. Although the Company does not operate the Mining Operations, enforcement authorities could deem us to have some culpability for the operators' actions. Any violations of the applicable anti-corruption and anti-bribery laws could result in significant civil or criminal penalties to us and could have an adverse effect on our reputation.

Regulatory: The Company's business is subject to evolving corporate governance and public disclosure regulation that have increased compliance costs and the risk of non-compliance

The Company is subject to changing rules and regulations promulgated by a number of Canadian, United States and United Kingdom governmental and self-regulated organizations, including the Canadian Securities Administrators, the SEC, the FCA, the NYSE, the TSX, the LSE, the International Accounting Standards Board and the Financial Accounting Standards Board. These rules and regulations continue to evolve in scope and complexity making compliance more difficult and uncertain. The Company's efforts to comply with these and other new and existing rules and regulations have resulted in, and are likely to continue to result in, increased general and administrative expenses and a diversion of management time and attention from revenue-generating activities to compliance activities.

Impact of Epidemics and Pandemics: Epidemics, pandemics and similar public health emergencies may significantly adversely impact Mining Operations and the Company

All of Wheaton's PMPAs are subject to the risk of emerging infectious diseases or the threat of outbreaks of viruses or other contagions or epidemic diseases through the Mining Operations. These infectious disease risks may not be adequately responded to locally, nationally, regionally or internationally due to lack of preparedness to detect and respond to outbreaks or respond to significant pandemic threats. In addition, a government may impose strict emergency measures in response to the threat or existence of an infectious disease, such as the emergency measures imposed by governments of many countries in response to the COVID-19 virus pandemic. As such, there are potentially significant economic and social impacts of infectious disease risks, including the inability of Mining Operations to operate as intended, shortage of skilled employees or labour unrest, delays or shortages in supply chains, inability of employees to access sufficient healthcare, significant social upheavals or unrest, government or regulatory actions or inactions (including but not limited to, changes in taxation or policies, or delays in permitting or approvals), decreased demand or the inability to sell precious metals or cobalt or declines in the price of precious metals and cobalt, capital markets volatility, availability of credit, loss of investor confidence or other unknown but potentially significant impacts. Given the global nature of Mining Operations, there are potentially significant economic losses from infectious disease outbreaks that can extend far beyond the initial location of an infection disease outbreak. As such, both global outbreaks, as well as regional and local outbreaks can have a significant impact on Wheaton's PMPAs and the related Mining Operations. Wheaton may not be able to accurately predict which Mining Operations will be subject to infectious disease risks or the quantum of such risks. In addition, Wheaton's own operations are exposed to infectious disease risks noted above and as such Wheaton's operations may be adversely affected by such infectious disease risks. Accordingly, any outbreak or threat of an outbreak of a virus or other contagions or epidemic disease could have a material adverse effect on Wheaton, its business, results from operations and financial conditions directly or due to a counterparty (i) being unable to deliver some or all of the precious metals or cobalt due under the applicable PMPA with that counterparty; (ii) otherwise defaulting in its obligations under that PMPA; (iii) ceasing operations at one or more mines that are the subject of that PMPA; or (iv) becoming insolvent. As a result, any of these or other adverse financial or operational consequences on a counterparty may also have a material adverse effect on Wheaton's business, financial condition, results of operations and cash flows.

Epidemics and pandemics may evolve rapidly and the effects on the Mining Operations and our own operations are uncertain. As at the date of this MD&A, all of the Company's partners' operations are currently running, though we are monitoring and assessing to determine if there remain impacts from the COVID-19 virus pandemic on the Mining Operations and our own operations. It is possible that in the future operations at the Mining Operations may be temporarily shut down or suspended for indeterminate amounts of time, any of which may, individually or in the aggregate, have a material and adverse impact on the Company's business, financial condition, results of operations and cash flows. In addition, the impact of epidemics and pandemics on economies and the prospects of economic growth globally may lead to decreased demands for commodities, including precious metals or cobalt, which may have a material and adverse impact on the Company's business, financial condition, results of operations and cash flows.

There can be no assurance that our partners' operations that are operational as of the date of this MD&A will continue to remain operational should there be an epidemic or pandemic. In addition, even if operational, these operations may be subject to adverse impacts on production and other impacts due to epidemic or pandemic response measures, absenteeism and otherwise as a result of the epidemic or pandemic and any of these impacts may be material with respect to those operations, as well as our business and financial results.

To the extent that an epidemic or pandemic adversely affects the Company's business and financial results, it may also have the effect of heightening many of the other risks, including, but not limited to, risks relating to the Company such as risks related to commodity prices and markets, commodity price fluctuations, equity price risk associated with the Company's equity investments, credit and liquidity of counterparties to the PMPAs, mine operator concentration, our indebtedness and guarantees, our ability to raise additional capital, our ability to enforce security interests, information systems and cyber security and risks relating to the Mining Operations such as risks related to mineral reserve and mineral resource estimates, production forecasts, impacts of governmental regulations, international operations, availability of infrastructure and employees and challenging global financial conditions.

Critical Accounting Estimates

The preparation of financial statements in conformity with IFRS requires management to make estimates and assumptions that affect the reported amount of assets and liabilities and disclosure of contingent liabilities at the balance sheet date, and the reported amounts of revenues and expenditures during the reporting period. The following discussion provides details of the critical accounting estimates made in preparing the financial statements. For additional information, Note 3 of the Company's consolidated financial statements describes all of the material accounting policies while Note 4 describes the significant areas of estimation uncertainty and judgments made by management in preparing the consolidated financial statements.

Mineral Stream Interests
Attributable Reserve, Resource and Exploration Potential Estimates

Mineral stream interests are significant assets of the Company, with a carrying value of $6.2 billion at December 31, 2023, inclusive of early deposit agreements. This amount represents the capitalized expenditures related to the acquisition of the mineral stream interests, net of accumulated depletion and accumulated impairment charges, if any. The Company estimates the reserves, resources and exploration potential relating to each agreement. Reserves are estimates of the amount of metals contained in ore that can be economically and legally extracted from the mining properties in respect of which the Company has PMPAs. Resources are estimates of the amount of metals contained in mineralized material for which there is a reasonable prospect for economic extraction from the mining properties in respect of which the Company has PMPAs. Exploration potential represents an estimate of additional reserves and resources which may be discovered through the mine operator's exploration program. The Company adjusts its estimates of reserves, resources (where applicable) and exploration potential (where applicable) to reflect the Company's percentage entitlement to metals produced from such mines. The Company compiles its estimates of its reserves and resources based on information supplied by appropriately qualified persons relating to the geological data on the size, density and grade of the ore body, and require complex geological and geostatistical judgments to interpret the data. The estimation of recoverable reserves and resources is based upon factors such as estimates of foreign exchange rates, commodity prices, future capital requirements, and production costs along with geological assumptions and judgments made in estimating the size and grade of the ore body. The Company estimates exploration potential based on assumptions surrounding the ore body continuity which requires judgment as to future success of any exploration programs undertaken by the mine operator. Changes in the reserve estimates, resource estimates or exploration potential estimates may impact upon the carrying value of the Company's mineral stream interests and depletion charges.

Depletion

As described above, the cost of these mineral stream interests are separately allocated to reserves, resources and exploration potential. The value allocated to reserves is classified as depletable and is depleted on a unit-of-production basis over the estimated recoverable proven and probable reserves at the mine corresponding to the specific agreement. The value associated with resources and exploration potential is the value beyond proven and probable reserves at acquisition and is classified as non-depletable until such time as it is transferred to the depletable category as a result of the conversion of resources and/or exploration potential into reserves. To make this allocation, the Company estimates the recoverable reserves, resources and exploration potential at each mining operation. These calculations require the use of estimates and assumptions, including the amount of contained metals, recovery rates and payable rates. Changes to these assumptions may impact the estimated recoverable reserves, resources or exploration potential which could directly impact the depletion rates used. Changes to depletion rates are accounted for prospectively.

Impairment of Assets

The Company assesses each PMPA at the end of every reporting period to determine whether any indication of impairment or impairment reversal exists. If such an indication exists, the recoverable amount of the PMPA is estimated in order to determine the extent of the impairment or impairment reversal (if any). The calculation of the recoverable amount requires the use of estimates and assumptions such as long-term commodity prices, discount rates, recoverable ounces of attributable metals, and operating performance.

The price of precious metals and cobalt has been volatile over the past several years. The Company monitors spot and forward metal prices and if necessary re-evaluates the long-term metal price assumptions used for impairment testing. Should price levels decline or increase in the future, either for an extended period of time or due to known macro economic changes, the Company may need to re-evaluate the long-term metal price assumptions used for impairment testing. A significant decrease in long-term metal price assumptions may be an indication of potential impairment, while a significant increase in long-term metal price assumptions may be an indication of potential impairment reversal. In addition, the Company also monitors the resource and reserve levels and operational developments at the counterparties for indications of impairment and impairment reversal. Should the Company conclude that it has an indication of impairment or impairment reversal at any balance sheet date, the Company is required to perform an impairment assessment.

Valuation of Stock Based Compensation
The Company has various forms of stock based compensation, including share purchase options, restricted share units ("RSUs") and performance share units ("PSUs"). The calculation of the fair value of share purchase options, RSUs and PSUs issued requires the use of estimates as more fully described below.

The Company recognizes a stock based compensation expense for all share purchase options and RSUs awarded to employees, officers and directors based on the fair values of the share purchase options and RSUs at the date of grant. The fair values of share purchase options and RSUs at the date of grant are expensed over the vesting periods of the share purchase options and RSUs, respectively, with a corresponding increase to equity. The fair value of share purchase options is determined using the Black-Scholes option pricing model with market related inputs as of the date of grant. Share purchase options with graded vesting schedules are accounted for as separate grants with different vesting periods and fair values. The fair value of RSUs is the market value of the underlying shares at the date of grant. At the end of each reporting period, the Company re-assesses its estimates of the number of awards that are expected to vest and recognizes the impact of any revisions to this estimate in the consolidated statement of earnings.

The Company recognizes a stock based compensation expense for PSUs which are awarded to eligible employees and are settled in cash. The related expense is based on the value of the anticipated settlement and multiplier for current performance at the end of the associated performance periods. This estimated expense is reflected as a component of net earnings over the vesting period of the PSUs with the related obligation recorded as a liability on the balance sheet. The amount of compensation expense is adjusted at the end of each reporting period to reflect the fair market value of common shares and the number of PSUs anticipated to vest based on the anticipated performance factor.

Future Changes to Accounting Policies

The International Accounting Standards Board ("IASB") has issued the following new or amended standards:

Amendment to IAS 1- Presentation of Financial statements
The amendments to IAS 1, clarify the presentation of liabilities. The classification of liabilities as current or non-current is based on contractual rights that are in existence at the end of the reporting period and is affected by expectations about whether an entity will exercise its right to defer settlement. A liability not due over the next twelve months is classified as non-current even if management intends or expects to settle the liability within twelve months. The amendment also introduces a definition of 'settlement' to make clear that settlement refers to the transfer of cash, equity instruments, other assets, or services to the counterparty. The amendment issued in October 2022 also clarifies how conditions with which an entity must comply within twelve months after the reporting period affect the classification of a liability. Covenants to be complied with after the reporting date do not affect the classification of debt as current or non-current at the reporting date. The amendments are effective for annual reporting periods beginning on or after January 1, 2024. The implementation of this amendment is not expected to have a material impact on the Company.

Non-IFRS Measures

Wheaton has included, throughout this document, certain non-IFRS performance measures, including (i) adjusted net earnings and adjusted net earnings per share; (ii) operating cash flow per share (basic and diluted); (iii) average cash costs of gold, silver and palladium on a per ounce basis and cobalt on a per pound basis; and (iv) cash operating margin.

These non-IFRS measures do not have any standardized meaning prescribed by IFRS, and other companies may calculate these measures differently. The presentation of these non-IFRS measures is intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS.

i. Adjusted net earnings and adjusted net earnings per share are calculated by removing the effects of non-cash impairment charges (reversals) (if any), non-cash fair value (gains) losses and other one-time (income) expenses as well as the reversal of non-cash income tax expense (recovery) which is offset by income tax expense (recovery) recognized in the Statements of Shareholders' Equity and OCI, respectively. The Company believes that, in addition to conventional measures prepared in accordance with IFRS, management and certain investors use this information to evaluate the Company's performance.

The following table provides a reconciliation of adjusted net earnings and adjusted net earnings per share (basic and diluted).

(in thousands, except for per share amounts)	Three Months Ended December 31		Years Ended December 31	
	2023	2022	2023	2022
Net earnings	$ 168,435	$ 166,125	$ 537,644	$ 669,126
Add back (deduct):				
Impairment charge (reversal)	-	1,719	-	(8,611)
Gain on disposal of Mineral Stream Interest	-	(51,443)	(5,027)	(155,868)
Gain (loss) on fair value adjustment of share purchase warrants held	(217)	(67)	31	1,033
Income tax (expense) recovery recognized in the Statement of Shareholders' Equity	-	-	-	4,143
Income tax (expense) recovery recognized in the Statement of OCI	(3,487)	(7,214)	3,719	(6,513)
Income tax recovery related to prior year disposal of Mineral Stream Interest	-	(5,376)	(2,672)	2,404
Other	(162)	-	(644)	(802)
Adjusted net earnings	$ 164,569	$ 103,744	$ 533,051	$ 504,912
Divided by:				
Basic weighted average number of shares outstanding	453,010	452,070	452,814	451,570
Diluted weighted average number of shares outstanding	453,611	452,778	453,463	452,344
Equals:				
Adjusted earnings per share - basic	$ 0.363	$ 0.229	$ 1.177	$ 1.118
Adjusted earnings per share - diluted	$ 0.363	$ 0.229	$ 1.176	$ 1.116

ii. Operating cash flow per share (basic and diluted) is calculated by dividing cash generated by operating activities by the weighted average number of shares outstanding (basic and diluted). The Company presents operating cash flow per share as management and certain investors use this information to evaluate the Company's performance in comparison to other companies in the precious metal mining industry who present results on a similar basis.

The following table provides a reconciliation of operating cash flow per share (basic and diluted).

	Three Months Ended December 31		Years Ended December 31	
(in thousands, except for per share amounts)	2023	2022	2023	2022
Cash generated by operating activities	$ 242,226	$ 172,028	$ 750,809	$ 743,424
Divided by:				
Basic weighted average number of shares outstanding	453,010	452,070	452,814	451,570
Diluted weighted average number of shares outstanding	453,611	452,778	453,463	452,344
Equals:				
Operating cash flow per share - basic	$ 0.535	$ 0.381	$ 1.658	$ 1.646
Operating cash flow per share - diluted	$ 0.534	$ 0.380	$ 1.656	$ 1.643

iii. Average cash cost of gold, silver and palladium on a per ounce basis and cobalt on a per pound basis is calculated by dividing the total cost of sales, less depletion, by the ounces or pounds sold. In the precious metal mining industry, this is a common performance measure but does not have any standardized meaning prescribed by IFRS. In addition to conventional measures prepared in accordance with IFRS, management and certain investors use this information to evaluate the Company's performance and ability to generate cash flow.

The following table provides a calculation of average cash cost of gold, silver and palladium on a per ounce basis and cobalt on a per pound basis.

(in thousands, except for gold and palladium ounces sold and per unit amounts)	Three Months Ended December 31		Years Ended December 31	
	2023	2022	2023	2022
Cost of sales	$ 136,283	$ 114,870	$ 442,605	$ 499,573
Less: depletion	(68,526)	(53,139)	(214,434)	(231,952)
Cash cost of sales	$ 67,757	$ 61,731	$ 228,171	$ 267,621
Cash cost of sales is comprised of:				
Total cash cost of gold sold	$ 50,246	$ 32,749	$ 148,972	$ 138,468
Total cash cost of silver sold	15,945	24,674	72,296	115,058
Total cash cost of palladium sold	662	1,213	3,360	5,687
Total cash cost of cobalt sold [1]	904	3,095	3,543	8,408
Total cash cost of sales	$ 67,757	$ 61,731	$ 228,171	$ 267,621
Divided by:				
Total gold ounces sold	115,011	68,996	327,336	293,234
Total silver ounces sold	3,175	4,935	14,326	21,570
Total palladium ounces sold	3,339	3,396	13,919	15,076
Total cobalt pounds sold	288	187	1,074	1,038
Equals:				
Average cash cost of gold (per ounce)	$ 437	$ 475	$ 455	$ 472
Average cash cost of silver (per ounce)	$ 5.02	$ 5.00	$ 5.05	$ 5.33
Average cash cost of palladium (per ounce)	$ 198	$ 357	$ 241	$ 377
Average cash cost of cobalt (per pound)	$ 3.14	$ 16.52	$ 3.30	$ 8.10

iv. Cash operating margin is calculated by adding back depletion to the gross margin. Cash operating margin on a per ounce or per pound basis is calculated by dividing the cash operating margin by the number of ounces or pounds sold during the period. The Company presents cash operating margin as management and certain investors use this information to evaluate the Company's performance in comparison to other companies in the precious metal mining industry who present results on a similar basis as well as to evaluate the Company's ability to generate cash flow.

The following table provides a reconciliation of cash operating margin.

(in thousands, except for gold and palladium ounces sold and per unit amounts)	Three Months Ended December 31		Years Ended December 31	
	2023	2022	2023	2022
Gross margin	$ 177,188	$ 121,181	$ 573,440	$ 565,480
Add back: depletion	68,526	53,139	214,434	231,952
Cash operating margin	$ 245,714	$ 174,320	$ 787,874	$ 797,432
Cash operating margin is comprised of:				
Total cash operating margin of gold sold	$ 180,470	$ 86,302	$ 495,159	$ 391,230
Total cash operating margin of silver sold	59,520	81,501	266,298	355,945
Total cash operating margin of palladium sold	2,912	5,373	15,136	26,473
Total cash operating margin of cobalt sold	2,812	1,144	11,281	23,784
Total cash operating margin	$ 245,714	$ 174,320	$ 787,874	$ 797,432
Divided by:				
Total gold ounces sold	115,011	68,996	327,336	293,234
Total silver ounces sold	3,175	4,935	14,326	21,570
Total palladium ounces sold	3,339	3,396	13,919	15,076
Total cobalt pounds sold	288	187	1,074	1,038
Equals:				
Cash operating margin per gold ounce sold	$ 1,569	$ 1,250	$ 1,513	$ 1,334
Cash operating margin per silver ounce sold	$ 18.75	$ 16.52	$ 18.59	$ 16.51
Cash operating margin per palladium ounce sold	$ 872	$ 1,582	$ 1,088	$ 1,756
Cash operating margin per cobalt pound sold	$ 9.78	$ 6.10	$ 10.51	$ 22.90

1) Cash cost per pound of cobalt sold during the fourth quarter of 2023 was net of a previously recorded inventory write-down of $0.02 million (twelve months - $1.6 million), resulting in a decrease of $0.08 per pound of cobalt sold (twelve months - $0.91 per pound sold). Cash cost per pound of cobalt sold during the fourth quarter of 2022 includes an inventory write-down of $1.6 million (twelve months - $1.6 million), resulting in an increase of $8.71 per pound sold (twelve months - $1.60 per pound sold).

Subsequent Events

Declaration of Dividend
The Company has revised its dividend policy, fixing the quarterly dividend to be $0.155 per common share. The declaration, timing, amount and payment of future dividends remain at the discretion of the Board of Directors.

On March 14, 2024, the Board of Directors declared a dividend in the amount of $0.155 per common share, with this dividend being payable to shareholders of record on April 3, 2024 and is expected to be distributed on or about April 15, 2024. The Company has implemented a dividend reinvestment plan ("DRIP") whereby shareholders can elect to have dividends reinvested directly into additional Wheaton common shares based on the Average Market Price, as defined in the DRIP.

Acquisition of DeLamar Royalty
On February 20, 2024, the Company purchased a 1.5% net smelter return royalty interest (the "DeLamar Royalty") in the DeLamar and Florida mountain project located in Idaho, United States (the "DeLamar project") from a subsidiary of Integra Resources Corporation ("Integra") for $9.75 million to be paid in two equal installments. The first installment of $4.875 million was paid on closing on March 7, 2024. The second installment is expected to be paid four months after the first installment.

Controls and Procedures

Disclosure Controls and Procedures
Wheaton's management, with the participation of its Chief Executive Officer and Chief Financial Officer, has evaluated the design and effectiveness of Wheaton's disclosure controls and procedures, as defined in the rules of the U.S. Securities and Exchange Commission and Canadian Securities Administrators, as of December 31, 2023. Based on that evaluation, the Company's Chief Executive Officer and Chief Financial Officer have concluded that Wheaton's disclosure controls and procedures were effective as of December 31, 2023.

Internal Control Over Financial Reporting
The Company's management, with the participation of its Chief Executive Officer and Chief Financial Officer, are responsible for establishing and maintaining adequate internal control over financial reporting. Under the supervision of the Chief Financial Officer, the Company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with IFRS. The Company's controls include policies and procedures that:

- pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the Company;

- provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with IFRS, and that receipts and expenditures of the Company are being made only in accordance with authorizations of the Company's management and directors; and,

- provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the Company's assets that could have a material effect on the annual financial statements or interim financial statements.

The Company's management, including its Chief Executive Officer and Chief Financial Officer, has evaluated the effectiveness of the Company's internal control over financial reporting using the framework and criteria established in *Internal Control – Integrated Framework (2013)*, issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this evaluation, management has concluded that the internal control over financial reporting was effective at as of December 31, 2023.

There have been no changes in the Company's internal control over financial reporting during the three months ended December 31, 2023 that would materially affect, or is reasonably likely to materially affect, the Company's internal control over financial reporting.

Limitation of Controls and Procedures
The Company's management, including its Chief Executive Officer and Chief Financial Officer, believe that any disclosure controls and procedures or internal control over financial reporting, no matter how well conceived and operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met. Further, the design of a control system must reflect the fact that there are resource constraints, and the benefits of controls must be considered relative to their costs. Because of the inherent limitations in all control systems, they cannot provide absolute assurance that all control issues and instances of fraud, if any, within the Company have been prevented or detected. These inherent limitations include the realities that judgments in decision-making can be faulty, and that breakdowns can occur because of simple error or mistake. Additionally, controls can be circumvented

by the individual acts of some persons, by collusion of two or more people, or by unauthorized override of the controls. The design of any system of controls also is based in part upon certain assumptions about the likelihood of future events, and there can be no assurance that any design will succeed in achieving its stated goals under all potential future conditions. Accordingly, because of the inherent limitations in a cost effective control system, misstatements due to error or fraud may occur and not be detected.

Attributable Reserves and Resources

The following tables set forth the estimated Mineral Reserves and Mineral Resources (metals attributable to Wheaton only) for the mines relating to which the Company has PMPAs, adjusted where applicable to reflect the Company's percentage entitlement to such metals, as of December 31, 2023, unless otherwise noted. The tables are based on information available to the Company as of the date of this document, and therefore will not reflect updates, if any, after such date. The most current Mineral Reserves and Mineral Resources will be available on the Company's website.

Mineral Reserves Attributable to Wheaton Precious Metals [1,2,3,8,39]

		December 31, 2023 [6]										December 31, 2022		
		Proven			Probable			Proven & Probable				Proven & Probable		
		Tonnage	Grade	Contained	Tonnage	Grade	Contained	Tonnage	Grade	Contained	Process Recovery % [7]	Tonnage	Grade	Contained
Asset	Interest	Mt	g/t / %	Moz / Mlbs	Mt	g/t / %	Moz / Mlbs	Mt	g/t / %	Moz / Mlbs		Mt	g/t / %	Moz / Mlbs
Gold														
Salobo [10]	75%	216.9	0.38	2.64	599.8	0.34	6.60	816.7	0.35	9.24	72%	834.3	0.35	9.48
Stillwater [13]	100%	10.9	0.36	0.13	49.5	0.37	0.59	60.4	0.37	0.72	69%	60.2	0.37	0.72
Constancia	50%	222.7	0.06	0.44	23.4	0.04	0.03	246.1	0.06	0.47	61%	246.1	0.06	0.47
Sudbury [11]	70%	8.2	0.40	0.11	20.2	0.22	0.14	28.4	0.27	0.25	75%	30.4	0.33	0.32
San Dimas [14]	25%	0.7	3.51	0.07	0.4	3.03	0.04	1.1	3.32	0.12	95%	1.1	3.32	0.12
Marmato [11,15]	10.5%	0.2	4.31	0.03	3.0	3.07	0.30	3.3	3.16	0.33	90%	3.3	3.16	0.33
Cangrejos [11,31]	6.6%	-	-	-	43.5	0.55	0.76	43.5	0.55	0.76	85%	-	-	-
Platreef [11,35]	62.5%	-	-	-	69.8	0.30	0.67	69.8	0.30	0.67	79%	-	-	-
Blackwater [11,27]	8%	23.4	0.74	0.56	0.7	0.80	0.02	24.1	0.74	0.57	91%	19.8	0.74	0.47
Santo Domingo [11,25]	100%	65.4	0.08	0.17	326.9	0.03	0.34	392.3	0.04	0.51	61%	392.3	0.04	0.51
Marathon [11,28]	100%	111.6	0.07	0.25	12.5	0.06	0.02	124.2	0.07	0.28	71%	124.2	0.07	0.28
Copper World Complex [21]	100%	319.4	0.03	0.27	65.7	0.02	0.04	385.1	0.02	0.31	60%	-	-	-
Curipamba [11,29]	50%	1.6	2.83	0.14	1.7	2.23	0.12	3.2	2.52	0.26	53%	3.2	2.52	0.26
Goose [11,30]	2.78%	0.2	5.54	0.04	0.3	6.29	0.06	0.5	5.97	0.10	93%	0.8	5.97	0.14
Kutcho [12]	100%	6.8	0.37	0.08	10.6	0.39	0.13	17.4	0.38	0.21	41%	17.4	0.38	0.21
Fenix [11,26]	6%	3.8	0.50	0.06	3.1	0.45	0.05	6.9	0.48	0.11	75%	6.9	0.49	0.11
Curraghinalt [11,33]	3.05%	0.0	9.14	0.001	0.4	6.43	0.08	0.4	6.45	0.08	94%	-	-	-
Mt Todd [11,36]	1%	0.7	0.84	0.02	1.7	0.75	0.04	2.4	0.77	0.06	92%	-	-	-
Kudz Ze Kayah [11,34]	7.27%	-	-	-	1.1	1.32	0.05	1.1	1.32	0.05	64%	-	-	-
DeLamar [37]	1.5%	0.2	0.46	0.002	1.2	0.39	0.02	1.4	0.40	0.02	72%	-	-	-
Total Gold				**5.01**			**10.09**			**15.11**				**13.43**
Silver														
Peñasquito [10]	25%	30.9	37.9	37.7	41.8	30.1	40.5	72.8	33.4	78.2	80%	79.1	34.0	86.5
Constancia	100%	445.3	3.0	43.1	46.8	2.8	4.3	492.1	3.0	47.4	70%	492.1	3.0	47.4
Antamina [10,11,18]	33.75%													
Copper		37.1	7.0	8.4	16.5	10.0	5.3	53.7	7.9	13.7	75%	63.6	7.4	15.1
Copper-Zinc		9.8	17.0	5.3	12.8	17.0	7.0	22.6	17.0	12.4	75%	31.7	14.1	14.4
Zinkgruvan	100%													
Zinc		4.3	62.1	8.6	6.7	80.9	17.5	11.0	73.6	26.1	83%	9.3	68.9	20.6
Copper		1.3	34.5	1.4	0.2	38.8	0.2	1.4	35.0	1.6	70%	1.7	33.6	1.8
Neves-Corvo	100%													
Copper		2.6	31.8	2.7	18.6	33.2	19.8	21.2	33.0	22.5	24%	21.2	33.2	22.6
Zinc		4.0	67.9	8.7	17.6	62.1	35.1	21.6	63.2	43.8	30%	22.3	62.9	45.1
Aljustrel [19]	100%	10.2	45.2	14.8	25.3	44.2	35.9	35.5	44.5	50.7	26%	35.5	44.5	50.7
Mineral Park	100%	42.4	2.6	3.5	141.3	2.4	11.1	183.7	2.5	14.6	61%	-	-	-
San Dimas [14]	25%	0.7	277.8	5.8	0.4	265.1	3.6	1.1	272.8	9.5	94%	1.1	272.8	9.5
Cozamin [11,20]	50%													
Copper		-	-	-	3.9	42.9	5.4	3.9	42.9	5.4	86%	5.4	45.6	8.0
Zinc		-	-	-	0.5	50.9	0.9	0.5	50.9	0.9	60%	0.7	44.5	1.0
Los Filos	100%	21.7	5.0	3.5	96.5	7.1	22.1	118.2	6.7	25.6	10%	118.2	6.7	25.6
Marmato [11,15]	100%	2.1	16.4	1.1	28.1	5.3	4.8	30.2	6.1	5.9	34%	30.2	6.1	5.9
Copper World Complex [21]	100%	319.4	5.7	58.3	65.7	4.3	9.1	385.1	5.4	67.4	75.5%	516.6	4.6	76.7
Blackwater [11,27]	50%	161.9	5.8	30.1	4.6	5.8	0.9	166.5	5.8	31.0	61%	166.5	5.8	31.0
Kutcho [12]	100%	6.8	24.5	5.4	10.6	30.1	10.2	17.4	27.9	15.6	46%	17.4	27.9	15.6
Curipamba [11,29]	75%	2.4	41.4	3.1	2.5	49.7	4.0	4.9	45.7	7.1	63%	4.9	45.7	7.1
Kudz Ze Kayah [11,34]	7.21%	-	-	-	1.1	137.5	4.8	1.1	137.5	4.8	86%	-	-	-
DeLamar [37]	1.5%	0.2	23.3	0.1	1.2	16.5	0.6	1.4	17.3	0.8	37%	-	-	-
Total Silver				**241.6**			**243.1**			**484.7**				**484.6**
Palladium														
Platreef [11,35]	5.25%	-	-	-	5.5	2.0	0.35	5.5	2.0	0.35	87%	-	-	-
Stillwater [11,13]	4.5%	0.3	10.5	0.10	1.3	10.6	0.45	1.6	10.6	0.55	90%	1.8	10.6	0.60
Total Palladium				**0.10**			**0.80**			**0.90**				**0.60**
Platinum														
Platreef [11,35]	5.25%	-	-	-	5.5	1.9	0.34	5.5	1.9	0.34	87%	-	-	-
Marathon [11,28]	22%	25.3	0.2	0.16	2.8	0.1	0.01	28.1	0.2	0.18	76%	28.1	0.2	0.18
Total Platinum				**0.16**			**0.35**			**0.52**				**0.18**
Cobalt														
Voisey's Bay [11,22]	42.4%	6.6	0.10	15.1	6.6	0.12	17.3	13.2	0.11	32.3	84%	13.0	0.12	33.2
Total Cobalt				**15.1**			**17.3**			**32.3**				**33.2**

Mineral Resources Attributable to Wheaton Precious Metals [1,2,3,4,5,9,39]

December 31, 2023 [6]

		Measured			Indicated			Measured & Indicated			Inferred		
	Interest	Tonnage Mt	Grade g/t / %	Contained Moz / Mlbs	Tonnage Mt	Grade g/t / %	Contained Moz / Mlbs	Tonnage Mt	Grade g/t / %	Contained Moz / Mlbs	Tonnage Mt	Grade g/t / %	Contained Moz / Mlbs
Gold													
Salobo [10]	75%	16.8	0.17	0.09	396.8	0.24	3.01	413.6	0.23	3.10	204.0	0.29	1.87
Stillwater [13]	100%	21.1	0.30	0.21	19.3	0.26	0.16	40.4	0.28	0.36	113.8	0.33	1.22
Constancia	50%	63.8	0.05	0.10	70.5	0.04	0.09	134.3	0.04	0.19	32.1	0.05	0.06
Sudbury [11]	70%	2.9	1.20	0.11	2.6	0.47	0.04	5.4	0.85	0.15	2.0	0.44	0.03
San Dimas [14]	25%	-	-	-	0.1	1.97	0.01	0.1	1.97	0.01	1.1	3.57	0.12
Marmato [11,15]	10.5%	0.1	5.04	0.01	1.7	2.28	0.13	1.8	2.40	0.14	1.9	2.43	0.15
Minto [38]	100%	-	-	-	11.1	0.53	0.19	11.1	0.53	0.19	13.0	0.49	0.21
Cangrejos [11,31]	6.6%		-	-	20.6	0.38	0.25	20.6	0.38	0.25	13.0	0.39	0.16
Platreef [11,35]	62.5%	-		-	7.9	0.26	0.07	7.9	0.26	0.07	15.8	0.26	0.13
Blackwater [11,27]	8%	4.1	0.35	0.05	6.4	0.49	0.10	10.5	0.44	0.15	0.7	0.45	0.01
Toroparu [12,16]	10%	4.2	1.45	0.198	7.3	1.46	0.34	11.5	1.45	0.54	2.1	1.71	0.12
Santo Domingo [11,25]	100%	1.4	0.05	0.002	120.1	0.03	0.11	121.5	0.03	0.12	31.8	0.02	0.03
Marathon [11,28]	100%	30.2	0.07	0.06	39.6	0.06	0.08	69.8	0.06	0.14	19.1	0.04	0.03
Copper World Complex [21]	100%	424.0	0.02	0.30	191.0	0.02	0.10	615.0	0.02	0.40	192.0	0.01	0.08
Curipamba [11,29]	50%	-	-	-	1.2	1.63	0.06	1.2	1.63	0.06	0.4	1.62	0.02
Goose [11,30]	2.78%	0.0	4.94	0.004	0.1	5.18	0.01	0.1	5.13	0.02	0.1	6.64	0.03
Kutcho [12]	100%	0.4	0.20	0.003	5.0	0.38	0.06	5.4	0.37	0.06	12.9	0.25	0.10
Fenix [11,26]	6%	2.4	0.34	0.03	8.5	0.34	0.09	10.9	0.34	0.12	3.2	0.33	0.03
Cotabambas [12,23]	25%	-	-	-	126.8	0.20	0.82	126.8	0.20	0.82	105.9	0.17	0.57
Curraghinalt [11,33]	3.05%	-	-	-	-	-	-	-	-	-	0.2	12.24	0.07
Mt Todd [11,36]	1%	0.0	1.15	0.0001	0.2	0.89	0.01	0.2	0.90	0.01	0.4	0.77	0.01
Kudz Ze Kayah [11,34]	7.27%	-	-	-	0.2	1.64	0.01	0.2	1.64	0.01	0.0	1.18	0.002
Brewery Creek Royalty [24]	2%	0.3	1.06	0.01	0.5	1.02	0.02	0.8	1.03	0.03	1.0	0.88	0.03
Metates Royalty [17]	1%	0.2	0.86	0.004	4.5	0.56	0.08	4.6	0.57	0.08	0.7	0.47	0.01
Black Pine Royalty [32]	0.5%	-	-	-	1.0	0.49	0.02	1.0	0.49	0.02	0.1	0.42	0.002
DeLamar [37]	1.5%	0.1	0.27	0.001	1.0	0.21	0.01	1.0	0.21	0.01	0.4	0.25	0.003
Total Gold				**1.18**			**5.86**			**7.03**			**5.09**
Silver													
Peñasquito [10]	25%	9.4	24.5	7.4	39.3	25.1	31.8	48.7	25.0	39.1	5.7	25.4	4.7
Constancia	100%	127.5	2.2	8.8	141.0	2.2	10.0	268.5	2.2	18.8	64.1	2.6	5.3
Antamina [10,11,18]	33.75%												
Copper		61.8	8.0	15.9	99.0	9.0	28.6	160.8	8.6	44.5	192.2	9.0	55.6
Copper-Zinc		14.9	20.0	9.5	51.4	18.0	29.7	66.3	18.4	39.3	91.3	15.6	45.7
Zinkgruvan	100%												
Zinc		3.5	61.4	6.9	4.2	63.5	8.6	7.7	62.5	15.5	15.7	91.3	46.1
Copper		1.9	33.4	2.0	0.3	12.2	0.1	2.2	30.6	2.1	0.2	28.9	0.2
Neves-Corvo	100%												
Copper		5.1	48.5	8.0	28.9	50.4	46.9	34.0	50.2	54.8	14.0	28.3	12.8
Zinc		8.3	62.1	16.5	34.7	57.5	64.1	43.0	58.4	80.6	4.1	63.2	8.3
San Dimas [14]	25%	-	-	-	0.1	183.3	0.6	0.1	183.3	0.6	1.1	306.4	10.5
Aljustrel [19]	100%	7.4	56.6	13.4	10.3	45.5	15.1	17.7	50.2	28.5	12.2	40.8	16.0
Mineral Park	100%	22.6	2.1	1.5	261.5	2.0	16.9	284.1	2.0	18.4	341.2	1.5	16.2
Cozamin [11,20]	50%												
Copper		0.2	53.8	0.3	3.3	40.7	4.3	3.5	41.4	4.6	2.2	41.8	3.0
Zinc		-	-	-	1.4	36.5	1.7	1.4	36.5	1.7	1.7	33.8	1.8
Marmato [11,15]	100%	0.7	25.3	0.6	16.3	6.0	3.1	17.0	6.8	3.7	17.8	3.2	1.8
Minto [38]	100%	-	-	-	11.1	4.7	1.7	11.1	4.7	1.7	13.0	4.5	1.9
Stratoni	100%	-	-	-	1.4	151.7	6.8	1.4	151.7	6.8	1.8	166.5	9.7
Copper World Complex [21]	100%	424.0	4.1	55.9	191.0	3.5	21.5	615.0	3.9	77.4	192.0	3.1	19.1
Blackwater [11,27]	50%	33.7	4.7	5.1	52.9	8.7	14.8	86.6	7.1	19.9	5.6	12.8	2.3
Kutcho [12]	100%	0.4	28.0	0.4	5.0	25.7	4.1	5.4	25.9	4.5	12.9	20.0	8.3
Curipamba [11,29]	75%	-	-	-	1.8	38.4	2.2	1.8	38.4	2.2	0.7	31.6	0.7
Pascua-Lama	25%	10.7	57.2	19.7	97.9	52.2	164.4	108.6	52.7	184.1	3.8	17.8	2.2
Loma de La Plata	12.5%	-	-	-	3.6	169.0	19.8	3.6	169.0	19.8	0.2	76.0	0.4
Toroparu [12,16]	50%	21.2	1.8	1.2	36.3	1.2	1.4	57.5	1.4	2.7	10.6	0.8	0.3
Cotabambas [12,23]	100.0%	-	-	-	507.3	2.4	39.5	507.3	2.4	39.5	423.6	2.5	34.5
Kudz Ze Kayah [11,34]	7.21%	-	-	-	0.2	186.4	1.4	0.2	186.4	1.4	0.0	143.4	0.2
Metates Royalty [17]	0.5%	0.2	18.2	0.1	4.5	14.2	2.0	4.6	14.3	2.1	0.7	13.2	0.3
DeLamar [37]	1.5%	0.1	12.9	0.03	1.0	10.0	0.3	1.0	10.2	0.3	0.4	8.4	0.1
Total Silver				**173.3**			**541.3**			**714.6**			**307.8**
Palladium													
Platreef [11,35]	5.25%	-	-	-	0.3	1.5	0.01	0.3	1.5	0.01	0.5	1.5	0.02
Stillwater [11,13]	4.5%	0.21	9.0	0.06	0.2	7.2	0.04	0.4	8.1	0.11	1.1	9.3	0.34
Total Palladium				**0.06**			**0.06**			**0.12**			**0.36**
Platinum													
Platreef [11,35]	5.25%	-	-	-	0.3	1.5	0.01	0.3	1.5	0.01	0.5	1.4	0.02
Marathon [11,28]	22%	7.14	0.2	0.04	9.4	0.1	0.04	16.5	0.1	0.08	4.3	0.1	0.01
Total Platinum				**0.04**			**0.05**			**0.09**			**0.04**
Cobalt													
Voisey's Bay [11,22]	42.4%	0.5	0.06	0.6	0.4	0.07	0.6	0.9	0.06	1.2	2.7	0.12	7.2
Total Cobalt				**0.6**			**0.6**			**1.2**			**7.2**

Notes on Mineral Reserves & Mineral Resources:

1. All Mineral Reserves and Mineral Resources have been estimated in accordance with the 2014 Canadian Institute of Mining, Metallurgy and Petroleum (CIM) Standards for Mineral Resources and Mineral Reserves and National Instrument 43-101 – Standards for Disclosure for Mineral Projects ("NI 43-101"), or the 2012 Australasian Joint Ore Reserves Committee (JORC) Code for Reporting of Exploration Results, Mineral Resources and Ore Reserves.

2. Mineral Reserves and Mineral Resources are reported above in millions of metric tonnes ("Mt"), grams per metric tonne ("g/t") for gold, silver, palladium and platinum, percent ("%") for cobalt, millions of ounces ("Moz") for gold, silver, palladium and platinum and millions of pounds ("Mlbs") for cobalt.

3. Qualified persons ("QPs"), as defined by the NI 43-101, for the technical information contained in this document (including the Mineral Reserve and Mineral Resource estimates) are:

     a. Neil Burns, M.Sc., P.Geo. (Vice President, Technical Services); and
     b. Ryan Ulansky, M.A.Sc., P.Eng. (Vice President, Engineering),

     both employees of the Company (the "Company's QPs").

4. The Mineral Resources reported in the above tables are exclusive of Mineral Reserves. The Aljustrel mines, Blackwater project, Cangrejos project, Cozamin mine, Curipamba project, Curraghinalt project, Fenix project, Goose project, Kudz Ze Kayah project, Kutcho project, Marathon project, Neves-Corvo mine, Platreef project, San Dimas mine, Santo Domingo project and Zinkgruvan mine report Mineral Resources inclusive of Mineral Reserves. The Company's QPs have made the exclusive Mineral Resource estimates for these mines based on average mine recoveries and dilution.

5. Mineral Resources which are not Mineral Reserves do not have demonstrated economic viability.

6. Other than as detailed below, Mineral Reserves and Mineral Resources are reported as of December 31, 2023 based on information available to the Company as of the date of this document, and therefore will not reflect updates, if any, after such date.

     a. Mineral Resources for Aljustrel's Feitais mine are reported as of July 2022, Moinho & St João mines as of June 2022 and the Estação project as of July 2018. Mineral Reserves for the Feitais, Moinho and St João mines are reported as of December 2021 and the Estação project as of April 2022.

     b. Mineral Resources for the Black Pine project are reported as of February 15, 2024.

     c. Mineral Resources for the Blackwater project are reported as of May 5, 2020 and Mineral Reserves as of September 10, 2021.

     d. Mineral Resources for the Brewery Creek project are reported as of May 31, 2020.

     e. Mineral Resources for the Cangrejos project are reported as of January 30, 2023 and Mineral Reserves as of March 30, 2023.

     f. Mineral Resources and Mineral Reserves for the Constancia mine are reported as of December 31, 2022.

     g. Mineral Resources and Mineral Reserves for the Copper World Complex project are reported as of July 1, 2023.

     h. Mineral Resources for the Cotabambas project are reported as of November 20, 2023.

     i. Mineral Resources for the Curipamba project are reported as of October 26, 2021 and Mineral Reserves as of October 22, 2021.

     j. Mineral Resources for the Curraghinalt project are reported as of May 10, 2018 and Mineral Reserves as of February 25, 2022.

     k. Mineral Resources for the DeLamar project are reported as of August 25, 2023 and Mineral Reserves as of January 24, 2022.

     l. Mineral Resources and Mineral Reserves for the Fenix project are reported as of October 16, 2023.

     m. Mineral Resources for the Goose project are reported as of December 31, 2020 and Mineral Reserves as of January 15, 2021.

     n. Mineral Resources for the Kudz Ze Kayah project are reported as of May 31, 2017 and Mineral Reserves as of June 30, 2019.

     o. Mineral Resources for the Kutcho project are reported as of July 30, 2021 and Mineral Reserves are reported as of November 8, 2021.

     p. Mineral Resources for the Loma de La Plata project are reported as of May 20, 2009.

     q. Mineral Resources and Mineral Reserves for the Los Filos mine are reported as of June 30, 2022.

     r. Mineral Resources and Mineral Reserves for the Marathon project are reported as of December 31, 2022.

     s. Mineral Resources and Mineral Reserves for the Marmato mine are reported as of June 30, 2022.

     t. Mineral Resources for the Metates royalty are reported as of January 28, 2023.

     u. Mineral Resources for the Mineral Park project are reported as of October 30, 2021 and Mineral Reserves as of September 29, 2023.

     v. Mineral Resources for the Minto mine are reported as of March 31, 2021.

     w. Mineral Reserves and Mineral Resources for the Mt Todd project are reported as of December 31, 2022.

     x. Mineral Resources for the Platreef project are reported as of January 28, 2022 and Mineral Reserves as of January 26, 2022.

     y. Mineral Resources and Mineral Reserves for the San Dimas mine are reported as of December 31, 2022.

     z. Mineral Resources for the Santo Domingo project are reported as of February 13, 2020 and Mineral Reserves as of November 14, 2018.

     aa. Mineral Resources and Mineral Reserves for the Stratoni mine are reported as of September 30, 2023.

     bb. Mineral Resources for the Toroparu project are reported as of February 10, 2023.

7. Process recoveries are the Company's estimated average percentage of gold, silver, palladium, platinum, or cobalt in a saleable product (doré or concentrate) recovered from mined ore at the applicable site process plants.

8. Mineral Reserves are estimated using appropriate process and mine recovery rates, dilution, operating costs and the following commodity prices:

     a. Aljustrel mine – 3.0% zinc cut-off for the Feitais, Moinho and St João mines and the Estação project.

     b. Antamina mine - $6,000 per hour of mill operation cut-off assuming $3.50 per pound copper, $1.10 per pound zinc, $11.10 per pound molybdenum and $21.50 per ounce silver.

     c. Blackwater project – NSR cut-off of Cdn$13.00 per tonne assuming $1,400 per ounce gold and $15.00 per ounce silver.

     d. Cangrejos project - declining NSR cut-offs of between $23.00 and $7.76 per tonne assuming $1,500 per ounce gold, $3.00 per pound copper and $18.00 per ounce silver.

     e. Constancia mine – NSR cut-off of $6.40 per tonne assuming $1,650 per ounce gold, $22.00 per ounce silver, $3.60 per pound copper and $12.00 per pound molybdenum.

     f. Copper World Complex project – $3.75 per pound copper, $12.00 per pound molybdenum, $22.00 per ounce silver and $1,650 per ounce gold.

     g. Cozamin mine - NSR cut-off of $60.54 per tonne for long-hole and $65.55 per tonne for cut and fill assuming $3.55 per pound copper, $20.00 per ounce silver, $0.90 per pound lead and $1.15 per pound zinc.

h. Curraghinalt project - 3.0 grams per tonne gold cut-off assuming $1,200 per ounce gold.

i. Curipamba project - NSR cut-off of $32.99 per tonne assuming $1,630 per ounce gold, $21.00 per ounce silver, $3.31 per pound copper, $0.92 per pound lead and $1.16 per pound zinc.

j. DeLamar project – NSR cut-offs of $3.55 and $3.65 per tonne for Florida Mountain and DeLamar oxide leach and $4.20 and $4.65 per tonne for Florida Mountain and DeLamar mixed leach, all assuming $1,650 per ounce gold and $21.00 per ounce silver.

k. Fenix project – 0.235 grams per tonne gold cut-off assuming $1.650 per ounce gold.

l. Goose project:

    i. Umwelt – 1.72 grams per tonne gold cut-off for open pit and 3.9 grams per tonne for underground.

    ii. Llama – 1.74 grams per tonne gold cut-off for open pit and 4.1 grams per tonne for underground.

    iii. Goose Main – 1.70 grams per tonne gold cut-off for open pit and 4.1 grams per tonne for underground.

    iv. Echo – 1.60 grams per tonne gold cut-off for open pit and 3.5 grams per tonne for underground.

m. Kudz Ze Kayah project - NSR cut-off of Cdn$29.30 per tonne for open pit and Cdn$173.23 per tonne for underground assuming $1,310 per ounce gold, $18.42 per ounce silver, $3.08 per pound copper, $0.94 per pound lead and $1.10 per pound zinc.

n. Kutcho project – NSR cut-offs of Cdn$38.40 per tonne for oxide ore and Cdn$55.00 per tonne for sulfide for the open pit and Cdn$129.45 per tonne for the underground assuming $3.50 per pound copper, $1.15 per pound zinc, $20.00 per ounce silver and $1,600 per ounce gold.

o. Los Filos mine – Variable breakeven cut-offs for the open pits depending on process destination and metallurgical recoveries and NSR cut-offs of $65.80 - $96.60 per tonne for the underground mines, assuming $1,450 per ounce gold and $18.00 per ounce silver.

p. Marathon project - NSR cut-off of Cdn$16.00 per tonne assuming $1,500 per ounce palladium, $1,000 per ounce platinum, $3.50 per pound copper, $1,600 per ounce gold and $20.00 per ounce silver.

q. Marmato mine – 2.05 grams per tonne gold cut-off for the Upper Mine and 1.62 grams per tonne gold cut-off for the Lower Mine, all assuming $1,500 per ounce gold.

r. Mineral Park project - NSR cut-off of $10.50 per tonne assuming $2.81 per pound copper, $14.25 per pound molybdenum and $16.13 per ounce silver.

s. Mt Todd project – 0.35 grams per tonne gold cut-off for the Batman deposit and zero cut-off for the Heap Leach, assuming $1,600 per ounce gold.

t. Neves-Corvo mine – NSR cut-offs ranging from EUR 49 to 82 per tonne depending on area and mining method for both the copper and zinc Mineral Reserves assuming $3.65 per pound copper, $0.90 per pound lead and $1.15 per pound zinc.

u. Peñasquito mine - $1,400 per ounce gold, $20.00 per ounce silver, $1.00 per pound lead and $1.20 per pound zinc.

v. Platreef project - declining NSR cut-offs of between $155 and $80 per tonne assuming $1,600 per ounce platinum, $815 per ounce palladium, $1,300 per ounce gold, $1,500 per ounce rhodium, $8.90 per pound nickel and $3,00 per pound copper.

w. Salobo mine – 0.25% copper equivalent cut-off assuming $1,525 per ounce gold and $3.52 per pound copper.

x. San Dimas mine – $1,750 per ounce gold and $22.50 per ounce silver.

y. Santo Domingo project - variable throughput rates and cut-offs assuming $3.00 per pound copper, $1,290 per ounce gold and $100 per tonne iron.

z. Stillwater mines - combined platinum and palladium cut-off of 6.86 grams per tonne for Stillwater and East Boulder sub-level extraction and 1.71 grams per tonne for Ramp & Fill at East Boulder assuming $1,500 per ounce 2E PGM prices.

aa. Sudbury mines - $1,450 per ounce gold, $8.16 per pound nickel, $3.40 per pound copper, $1,200 per ounce platinum, $1,400 per ounce palladium and $22.68 per pound cobalt.

bb. Voisey's Bay mines – NSR cut-offs of Cdn$28.00 per tonne for Discovery Hill Open Pit, Cdn$230 to $250 per tonne for Reid Brook and Cdn$210 to $250 per tonne for Eastern Deeps all assuming $3.40 per pound copper, $8.16 per pound nickel and $22.68 per pound cobalt.

cc. Zinkgruvan mine – NSR cut-offs ranging from SEK 950 to 1,100 per tonne depending on area and mining method for both the copper and zinc Mineral Reserves assuming $3.65 per pound copper and $0.90 per pound lead and $1.15 per pound zinc.

9. Mineral Resources are estimated using appropriate recovery rates and the following commodity prices:

a. Aljustrel mine – 3.0% zinc cut-off for Feitais, Moinho and St João mines and the Estação project.

b. Antamina mine - $6,000 per hour of mill operation cut-off for the open pit and $53.80 per tonne NSR cut-off for the undergound, both assuming $3.50 per pound copper, $1.30 per pound zinc, $13.30 per pound molybdenum and $24.60 per ounce silver.

c. Black Pine – 0.2 grams per tonne gold cut-off assuming $1,800 per ounce gold.

d. Blackwater project – 0.2 grams per tonne gold equivalent cut-off assuming $1,400 per ounce gold and $15.00 per ounce silver.

e. Brewery Creek project – 0.37 grams per tonne gold cut-off assuming $1,500 per ounce gold.

f. Cangrejos project - 0.25 grams per tonne gold equivalent cut-off assuming $1,600 per ounce gold, $3.50 per pound copper, $11.00 per pound molybdenum and $21.00 per ounce silver.

g. Constancia mine – NSR cut-off of $6.40 per tonne for open pit and 0.65% copper cut-off for underground, both assuming $1,650 per ounce gold, $22.00 per ounce silver, $3.60 per pound copper and $12.00 per pound molybdenum.

h. Copper World Complex project – 0.1% copper cut-off and an oxidation ratio of lower than 50%, assuming $3.75 per pound copper, $12.00 per pound molybdenum, $22.00 per ounce silver, and $1,650 per ounce gold.

i. Cotabambas project – 0.15% copper equivalent cut-off assuming $1,850 per ounce gold, $23.00 per ounce silver, $4.25 per pound copper and $20.00 per pound molybdenum.

j. Cozamin mine – NSR cut-off of $59.00 per tonne assuming $3.75 per pound copper, $22.00 per ounce silver, $1.00 per pound lead and $1.35 per pound zinc.

k. Curraghinalt project – 5.0 grams per tonne gold cut-off assuming $1,200 per ounce gold.

l. Curipamba project - NSR cut-off of $29.00 per tonne for the open pit and $105 per tonne for the underground assuming $1,800 per ounce gold, $24.00 per ounce silver, $4.00 per pound copper, $1.05 per pound lead and $1.30 per pound zinc.

m. DeLamar project – 0.17 grams per tonne gold equivalent cut-off for oxide leach and mixed leach and 0.1 grams per tonne gold equivalent cut-off for stockpile, all assuming $1,800 per ounce gold and $21.00 per ounce silver

    n.   Fenix project – 0.15 grams per tonne gold cut-off assuming $1,800 per ounce gold.

    o.   Goose project - 1.4 grams per tonne gold cut-off for open pit and 3.0 grams per tonne for underground for all deposits, assuming a gold price of $1,550 per ounce.

    p.   Kudz Ze Kayah project – NSR cut-off of Cdn$25 per tonne for open pit and Cdn$95 per tonne for underground assuming $1,300 per ounce gold, $20.00 per ounce silver, $3.50 per pound copper, $1.05 per pound lead and $1.50 per pound zinc.

    q.   Kutcho project – 0.45% copper equivalent cut-off for the Main open pit and underground copper equivalent cut-offs of 1.05%, 0.95% and 1.05% for Main, Esso and Sumac respectively, all assuming $3.50 per pound copper, $1.15 per pound zinc, $20.00 per ounce silver and $1,600 per ounce gold.

    r.   Loma de La Plata project – 50 grams per tonne silver equivalent cut-off assuming $12.50 per ounce silver and $0.50 per pound lead.

    s.   Los Filos mine – 0.2 grams per tonne gold cut-off for the open pits, 1.71 grams per tonne gold cut-off for Los Filos South underground, 2.05 grams per tonne gold cut-off for Los Filos North underground and 2.71 grams per tonne gold cut-off for Bermejal underground, all assuming $1,550 per ounce gold and $18.00 per ounce silver.

    t.   Marathon project – NSR cut-off of Cdn$15.00 per tonne for the Marathon project assuming $1,800 per ounce palladium, $1,000 per ounce platinum, $3.50 per pound copper, $1,600 per ounce gold and $20.00 per ounce silver. NSR cut-off of Cdn$13.00 per tonne for the Sally and Geordie projects assuming $1,600 per ounce palladium, $900 per ounce platinum, $3.00 per pound copper, $1,500 per ounce gold and $18.00 per ounce silver.

    u.   Marmato mine – 1.8 grams per tonne gold cut-off for the Upper Mine and 1.3 grams per tonne gold cut-off for the Lower Mine, all assuming $1,700 per ounce gold.

    v.   Metates royalty – 0.26 grams per tonne gold equivalent cut-off assuming $1,600 per ounce gold and $20.00 per ounce silver.

    w.   Mineral Park project - 0.15 percent copper equivalent cut-off assuming $3.45 per pound copper, $10.00 per pound molybdenum and $23.00 per ounce silver.

    x.   Minto mine – NSR cut-off of Cdn$35.00 per tonne for open pit and Cdn$70 per tonne for underground, assuming $1,500 per ounce gold, $18.00 per ounce silver and $3.10 per pound copper.

    y.   Mt Todd project – 0.4 grams per tonne gold cut-off for the Batman and Quigleys deposits and zero cut-off for Heap Leach, assuming $1,300 per ounce gold.

    z.   Neves-Corvo mine – 1.0% copper cut-off for the copper Mineral Resource and 4.5% zinc cut-off for the zinc Mineral Resource, both assuming $4.20 per pound copper, $0.90 per pound lead and $1.15 per pound zinc.

    aa.   Pascua-Lama project – $1,700 per ounce gold, $21.00 per ounce silver and $3.75 per pound copper.

    bb.   Peñasquito mine - $1,600 per ounce gold, $23.00 per ounce silver, $1.20 per pound lead and $1.45 per pound zinc.

    cc.   Platreef project - 2.0 grams per tonne 3PE + Au (platinum, palladium, rhodium and gold) cut-off.

    dd.   Salobo mine – 0.25% copper equivalent cut-off assuming $1,525 per ounce gold and $3.52 per pound copper.

    ee.   San Dimas mine – 165 grams per tonne silver equivalent cut-off assuming $1,800 per ounce gold and $25.00 per ounce silver.

    ff.   Santo Domingo project - 0.125% copper equivalent cut-off assuming $3.50 per pound copper, $1,300 per ounce gold and $99 per tonne iron.

    gg.   Stillwater mines – combined platinum and palladium cut-off of 3.77 grams per tonne for Stillwater, 6.86 grams per tonne for East Boulder sub-level extraction and 1.71 grams per tonne for East Boulder Ramp & Fill assuming $1,500 per ounce 2E PGM prices.

    hh.   Stratoni mine – NSR cut-off of $200 per tonne assuming $2.75 per pound copper, $0.91 per pound lead, $1.04 per pound zinc and $17.00 per ounce silver.

    ii.   Sudbury mines - $1,200 to $1,373 per ounce gold, $6.07 to $8.16 per pound nickel, $2.38 to $3.18 per pound copper, $1,150 to $1,225 per ounce platinum, $750 to $1,093 per ounce palladium and $12.47 to $20.41 per pound cobalt.

    jj.   Toroparu project – 0.50 grams per tonne gold cut-off for open pit and 1.5 grams per tonne for underground assuming $1,650 per ounce gold.

    kk.   Voisey's Bay mines – NSR cut-off of Cdn$28 per tonne for Discovery Hill Open Pit and Cdn$250 per tonne for Reid Brook and Discovery Hill Underground, all assuming $3.40 per pound copper, $8.16 per pound nickel and $22.68 per pound cobalt.

    ll.   Zinkgruvan mine – NSR cut-offs ranging from SEK 740 to 920 per tonne depending on area and mining method for the zinc Mineral Resources and NSR cut-offs ranging from SEK 800 to 830 per tonne for the copper Mineral Resources assuming $4.20 per pound copper and $0.90 per pound lead and $1.15 per pound zinc.

10.   The scientific and technical information in these tables regarding the Antamina, Peñasquito and Salobo mines was sourced by the Company from the following filed documents:

    a.   Antamina – Teck Resources Annual Information Form filed on SEDAR on February 23, 2024.

    b.   Peñasquito – Newmont's December 31, 2023 Resources and Reserves press release dated February 22, 2024 and

    c.   Salobo – Vale has filed a technical report summary for the Salobo Mine, which is available on Edgar at https://www.sec.gov/Archives/edgar/data/0000917851/000110465922040322/tm2210823d1_6k.htm.

The Company QP's have approved this partner disclosed scientific and technical information in respect of the Company's Mineral Resource and Mineral Reserve estimates for the Antamina mine, Peñasquito mine and Salobo mine.

11.   The Company's attributable Mineral Resources and Mineral Reserves for the Antamina silver interest, Cozamin silver interest, Marmato gold and silver interests, Santo Domingo gold interest, Blackwater gold and silver interests, Marathon gold and platinum interests, Sudbury gold interest, Fenix gold interest, Goose gold interest, Curipamba gold and silver interests, Stillwater palladium interest, Cangrejos gold interest, Curraghinalt gold interest, Kudz Ze Kayah gold and silver interests, Platreef gold, palladium and platinum interests, Mt Todd royalty and Voisey's Bay cobalt interest have been constrained to the production expected for the various contracts.

12.   The Company has the option in the Early Deposit agreements, to terminate the agreement following the delivery of a feasibility study or if feasibility study has not been delivered within a required time frame.

13.   The Stillwater PMPA provides that effective July 1, 2018, Sibanye-Stillwater will deliver 100% of the gold production for the life of the mines and 4.5% of palladium production until 375,000 ounces are delivered, 2.25% of palladium production until a further 175,000 ounces are delivered and

1.0% of the palladium production thereafter for the life of the mines. Attributable palladium Mineral Reserves and Mineral Resources have been calculated based upon the 4.5% / 2.25% / 1.0% production entitlements.

The Stillwater mine has been in operation since 1986 and the East Boulder mine since 2002. Individual grades for platinum, palladium, gold and rhodium are estimated using ratios applied to the combined platinum plus palladium grades based upon average historic production results provided to the Company as of the date of this document. As such, the Attributable Mineral Resource and Mineral Reserve palladium and gold grades for the Stillwater mines have been estimated using the following ratios:

    a.   Stillwater mine: Pd = (Pt + Pd) / (1/3.51 + 1) and Au = (Pd + Pt) x 0.0238

    b.   East Boulder mine: Pd = (Pt + Pd) / (1/3.60 + 1) and Au = (Pd + Pt) x 0.0323

14. Under the terms of the San Dimas PMPA, the Company is entitled to an amount equal to 25% of the payable gold production plus an additional amount of gold equal to 25% of the payable silver production converted to gold at a fixed gold to silver exchange ratio of 70:1 from the San Dimas mine. If the average gold to silver price ratio decreases to less than 50:1 or increases to more than 90:1 for a period of 6 months or more, then the "70" shall be revised to "50" or "90", as the case may be, until such time as the average gold to silver price ratio is between 50:1 to 90:1 for a period of 6 months or more in which event the "70" shall be reinstated.

15. The Marmato PMPA provides that Aris Gold Corp will deliver 10.5% of the gold production until 310,000 ounces are delivered and 5.25% of gold production thereafter, as well as 100% of the silver production until 2.15 million ounces are delivered and 50% of silver production thereafter. Attributable reserves and resources have been calculated on the 10.5% / 5.25% basis for gold and 100% / 50% basis for silver.

16. The Company's PMPA with Aris Mining, is an Early Deposit agreement, whereby the Company will be entitled to purchase 10% of the gold production and 50% of the silver production from the Toroparu project for the life of mine.

17. The Company's agreement with Chesapeake Gold Corp (Chesapeake) is a royalty whereby the Company will be entitled to a 0.5% net smelter return royalty.

18. The Antamina PMPA in respect to the Antamina mine (November 3, 2015) provides that Glencore will deliver silver equal to 33.75% of the silver production until 140 million ounces are delivered and 22.5% of silver production thereafter. Attributable reserves and resources have been calculated on the 33.75% / 22.5% basis.

19. The Company only has the rights to silver contained in concentrates containing less than 15% copper at the Aljustrel mine.

20. The Cozamin PMPA provides that Capstone will deliver silver equal to 50% of the silver production until 10 million ounces are delivered and 33% thereafter for the life of the mine. Attributable reserves and resources have been calculated on the 50% / 33% basis.

21. The Copper World Complex Mineral Resources and Mineral Reserves do not include the Leach material.

22. The Voisey's Bay cobalt PMPA provides that Vale will deliver 42.4% of the cobalt production until 31 million pounds are delivered to the Company and 21.2% of cobalt production thereafter, for the life of the mine. Attributable reserves and resources have been calculated on the 42.4% / 21.2% basis.

23. The Company's PMPA with Panoro is an Early Deposit agreement, whereby the Company will be entitled to purchase 100% of the silver production and 25% of the gold production from the Cotabambas project until 90 million silver equivalent ounces have been delivered, at which point the stream will drop to 66.67% of silver production and 16.67% of gold production for the life of mine.

24. The Company's PMPA with Golden Predator Exploration Ltd., a subsidiary of Sabre Gold Mines Corp., is a royalty, whereby the Company will be entitled to a 2.0% net smelter return royalty for the first 600,000 ounces of gold produced from the Brewery Creek mine, above which the NSR will increase to 2.75%. Sabre has the right to repurchase 0.625% of the increased NSR by paying the Company Cdn$2.0 million. Attributable resources have been calculated on the 2.0% / 2.75% basis.

25. The Santo Domingo PMPA provides that Capstone will deliver gold equal to 100% of the gold production until 285,000 ounces are delivered and 67% thereafter for the life of the mine. Attributable reserves and resources have been calculated on the 100% / 67% basis.

26. The Fenix PMPA provides that Rio2 will deliver gold equal to 6% of the gold production until 90,000 ounces are delivered, then 4% of the gold production until 140,000 ounces are delivered and 3.5% thereafter for the life of the mine. Attributable reserves and resources have been calculated on this 6% / 4% / 3.5% basis.

27. The Blackwater silver and gold stream agreements provide that Artemis will deliver respectively silver and gold equal to (i) 50% of the payable silver production until 17.8 million ounces are delivered and 33% thereafter for the life of the mine, and (ii) 8% of the payable gold production until 464,000 ounces are delivered and 4% thereafter for the life of the mine. Attributable reserves and resources have been calculated on the 50% / 33% basis for silver and 8% / 4% basis for gold.

28. The Marathon PMPA provides that Generation will deliver 100% of the gold production until 150,000 ounces are delivered and 67% thereafter for the life of the mine and 22% of the platinum production until 120,000 ounces are delivered and 15% thereafter for the life of the mine. Attributable reserves and resources have been calculated on the 100% / 67% basis for gold and 22% / 15% basis for platinum.

29. The Curipamba PMPA provides that Adventus will deliver silver and gold equal to 75% of the silver production until 4.6 million ounces are delivered and 50% thereafter for the life of the mine and 50% of the gold production until 150,000 ounces are delivered and 33% thereafter for the life of the mine. Attributable reserves and resources have been calculated on the 75% / 50% basis for silver and 50% / 33% basis for gold.

30. In connection with Sabina's exercise of its option to repurchase 33% of the Goose gold stream on a change in control, the gold delivery obligations under the Company's PMPA with Sabina, a subsidiary of B2 Gold, were reduced so that Sabina will deliver gold equal to 2.78% of the gold production until 87,100 ounces are delivered, then 1.44% until 134,000 ounces are delivered and 1.0% thereafter for the life of the mine. Attributable reserves and resources have been calculated on the 2.78% / 1.44% / 1.0% basis.

31. The Cangrejos PMPA provides that Lumina Gold will deliver gold equal to 6.6% of the gold production until 0.7 million ounces are delivered and 4.4% thereafter for the life of the mine. Attributable reserves and resources have been calculated on the 6.6% / 4.4% basis.

32. The Company's PMPA with Liberty Gold is a royalty, whereby the Company will be entitled to a 0.5% net smelter return. Attributable resources have been calculated on the 0.5% basis.

33. The Curraghinalt PMPA provides that Dalradian will deliver gold equal to 3.05% of the payable gold production until 125,000 ounces of gold are delivered and 1.5% thereafter for the life of the mine. Attributable gold reserves and resources have been calculated on the 3.05% / 1.5% basis.

34. The Kudz Ze Kayah PMPA provides that BMC will deliver gold and silver equal to 7.375% of the metal contained in concentrates until 24,338 ounces of gold and 3,193,375 ounces of silver are delivered, then 6.125% until 28,000 ounces of gold and 3,680,803 ounces of silver are delivered, then 5.5% until 42,861 ounces of gold and 5,624,613 ounces of silver are delivered and 6.75% thereafter for the life of the mine. Attributable gold and silver reserves and resources have been calculated on the 7.375% / 6.125% / 5.5% / 6.75% basis.

35. The Platreef PMPA provides that Ivanhoe will deliver gold equal to 62.5% of the payable gold production until 218,750 ounces of gold are delivered and 50% until 428,300 ounces of gold are delivered, then 3.125% thereafter for a tail period which will terminate on certain conditions being met and 5.25% of the platinum and palladium until 350,000 ounces are delivered and 3.0% until 485,115 ounces are delivered, then 0.1% for a tail period which will terminate on certain conditions being met. Attributable gold reserves and resources have been calculated on the 62.5% / 50% / 3.125% basis and attributable platinum and palladium on the 5.25% / 3.0% / 0.1% basis.

36. The Company's PMPA with Vista Gold, is a royalty, whereby the Company will be entitled to 1.0% of gross revenue until 3.47 million ounces of gold are delivered to an offtaker, then 0.667% of gross revenue for the life of the mine. Attributable gold reserves and resources have been calculated on the 1.0% / 0.667% basis.

37. The Company's PMPA with Integra Resources is a royalty, whereby the Company will be entitled to a 1.5% net smelter return. Attributable resources and reserves have been calculated on the 1.5% basis.

38. On May 13, 2023, Minto announced the suspension of operations at the Minto mine.

39. Precious metals and cobalt are by-product metals at all of the Mining Operations, other than gold at the Marmato mine, Toroparu project, Fenix project, Goose project, Blackwater project, Black Pine project, Curraghinalt project, Mt Todd project and DeLamar project, silver at the Loma de La Plata zone of the Navidad project and palladium at the Stillwater mines and Platreef project, and therefore, the economic cut off applied to the reporting of precious metals and cobalt reserves and resources will be influenced by changes in the commodity prices of other metals at the mines.

Statements made in this section contain forward-looking information. Please see "Cautionary Note Regarding Forward-Looking Statements" for material risks, assumptions and important disclosure associated with this information.

Cautionary Note Regarding Forward-Looking Statements

The information contained herein contains "forward-looking statements" within the meaning of the United States Private Securities Litigation Reform Act of 1995 and "forward-looking information" within the meaning of applicable Canadian securities legislation. Forward-looking statements, which are all statements other than statements of historical fact, include, but are not limited to, statements with respect to:

- the future price of commodities;
- the estimation of future production from Mining Operations (including in the estimation of production, mill throughput, grades, recoveries and exploration potential);
- the estimation of mineral reserves and mineral resources (including the estimation of reserve conversion rates and the realization of such estimations);
- the commencement, timing and achievement of construction, expansion or improvement projects by Wheaton's PMPA counterparties at Mining Operations;
- the payment of upfront cash consideration to counterparties under PMPAs, the satisfaction of each party's obligations in accordance with PMPAs and the receipt by the Company of precious metals and cobalt production in respect of the applicable Mining Operations under PMPAs or other payments under royalty arrangements;
- the ability of Wheaton's PMPA counterparties to comply with the terms of a PMPA (including as a result of the business, mining operations and performance of Wheaton's PMPA counterparties) and the potential impacts of such on Wheaton;
- future payments by the Company in accordance with PMPAs, including any acceleration of payments;
- the costs of future production;
- the estimation of produced but not yet delivered ounces;
- the future sales of Common Shares under, the amount of net proceeds from, and the use of the net proceeds from, the ATM Program;
- continued listing of the Common Shares on the LSE, NYSE and TSX;
- any statements as to future dividends;
- the ability to fund outstanding commitments and the ability to continue to acquire accretive PMPAs;
- projected increases to Wheaton's production and cash flow profile;
- projected changes to Wheaton's production mix;
- the ability of Wheaton's PMPA counterparties to comply with the terms of any other obligations under agreements with the Company;
- the ability to sell precious metals and cobalt production;
- confidence in the Company's business structure;
- the Company's assessment of taxes payable, including the implementation of a 15% global minimum tax, and the impact of the CRA Settlement;
- possible CRA domestic audits for taxation years subsequent to 2016 and international audits;
- the Company's assessment of the impact of any tax reassessments;
- the Company's intention to file future tax returns in a manner consistent with the CRA Settlement;
- the Company's climate change and environmental commitments; and
- assessments of the impact and resolution of various legal and tax matters, including but not limited to audits.

Generally, these forward-looking statements can be identified by the use of forward-looking terminology such as "plans", "expects" or "does not expect", "is expected", "budget", "scheduled", "estimates", "forecasts", "projects", "intends", "anticipates" or "does not anticipate", or "believes", "potential", or variations of such words and phrases or statements that certain actions, events or results "may", "could", "would", "might" or "will be taken", "occur" or "be achieved". Forward-looking statements are subject to known and unknown risks, uncertainties and other factors that may cause the actual results, level of activity, performance or achievements of Wheaton to be materially different from those expressed or implied by such forward-looking statements, including but not limited to:

- risks associated with fluctuations in the price of commodities (including Wheaton's ability to sell its precious metals or cobalt production at acceptable prices or at all);
- risks related to the Mining Operations (including fluctuations in the price of the primary or other commodities mined at such operations, regulatory, political and other risks of the jurisdictions in which the Mining Operations are located, actual results of mining, risks associated with exploration, development, operating, expansion and improvement at the Mining Operations, environmental and economic risks of the Mining Operations, and changes in project parameters as Mining Operations plans continue to be refined);
- absence of control over the Mining Operations and having to rely on the accuracy of the public disclosure and other information Wheaton receives from the owners and operators of the Mining Operations as the basis for its analyses, forecasts and assessments relating to its own business;
- risks related to the uncertainty in the accuracy of mineral reserve and mineral resource estimation;

- risks related to the satisfaction of each party's obligations in accordance with the terms of the Company's PMPAs, including the ability of the companies with which the Company has PMPAs to perform their obligations under those PMPAs in the event of a material adverse effect on the results of operations, financial condition, cash flows or business of such companies, any acceleration of payments, estimated throughput and exploration potential;
- risks relating to production estimates from Mining Operations, including anticipated timing of the commencement of production by certain Mining Operations;
- Wheaton's interpretation of, or compliance with, or application of, tax laws and regulations or accounting policies and rules, being found to be incorrect or the tax impact to the Company's business operations being materially different than currently contemplated;
- any challenge or reassessment by the CRA of the Company's tax filings being successful and the potential negative impact to the Company's previous and future tax filings;
- risks in assessing the impact of the CRA Settlement (including whether there will be any material change in the Company's facts or change in law or jurisprudence);
- risks related to any potential amendments to Canada's transfer pricing rules under the Income Tax Act (Canada) that may result from the Department of Finance's consultation paper released June 6, 2023;
- risks relating to the implementation of a 15% global minimum tax, including the draft legislation issued for consultation by the Canadian Federal Government on August 4, 2023 that would apply to the income of the Company's non-Canadian subsidiaries and the legislation enacted in Luxembourg that applies to the income of the Company's Luxembourg subsidiary as of January 1, 2024 and the Company and its other subsidiaries from January 1, 2025;
- counterparty credit and liquidity risks;
- mine operator and counterparty concentration risks;
- indebtedness and guarantees risks;
- hedging risk;
- competition in the streaming industry risk;
- risks relating to security over underlying assets;
- risks relating to third-party PMPAs;
- risks relating to revenue from royalty interests;
- risks related to Wheaton's acquisition strategy;
- risks relating to third-party rights under PMPAs;
- risks relating to future financings and security issuances;
- risks relating to unknown defects and impairments;
- risks related to governmental regulations;
- risks related to international operations of Wheaton and the Mining Operations;
- risks relating to exploration, development, operating, expansions and improvements at the Mining Operations;
- risks related to environmental regulations;
- the ability of Wheaton and the Mining Operations to obtain and maintain necessary licenses, permits, approvals and rulings;
- the ability of Wheaton and the Mining Operations to comply with applicable laws, regulations and permitting requirements;
- lack of suitable supplies, infrastructure and employees to support the Mining Operations;
- risks related to underinsured Mining Operations;
- inability to replace and expand mineral reserves, including anticipated timing of the commencement of production by certain Mining Operations (including increases in production, estimated grades and recoveries);
- uncertainties related to title and indigenous rights with respect to the mineral properties of the Mining Operations;
- the ability of Wheaton and the Mining Operations to obtain adequate financing;
- the ability of the Mining Operations to complete permitting, construction, development and expansion;
- challenges related to global financial conditions;
- risks associated with environmental, social and governance matters;
- risks related to fluctuations in commodity prices of metals produced from the Mining Operations other than precious metals or cobalt;
- risks related to claims and legal proceedings against Wheaton or the Mining Operations;
- risks related to the market price of the Common Shares of Wheaton;
- the ability of Wheaton and the Mining Operations to retain key management employees or procure the services of skilled and experienced personnel;
- risks related to interest rates;
- risks related to the declaration, timing and payment of dividends;
- risks related to access to confidential information regarding Mining Operations;

- risks associated with multiple listings of the Common Shares on the LSE, NYSE and TSX;
- risks associated with a possible suspension of trading of Common Shares;
- risks associated with the sale of Common Shares under the ATM Program, including the amount of any net proceeds from such offering of Common Shares and the use of any such proceeds;
- equity price risks related to Wheaton's holding of long-term investments in other companies;
- risks relating to activist shareholders;
- risks relating to reputational damage;
- risks relating to expression of views by industry analysts;
- risks related to the impacts of climate change and the transition to a low-carbon economy;
- risks associated with the ability to achieve climate change and environmental commitments at Wheaton and at the Mining Operations;
- risks related to ensuring the security and safety of information systems, including cyber security risks;
- risks relating to generative artificial intelligence;
- risks relating to compliance with anti-corruption and anti-bribery laws;
- risks relating to corporate governance and public disclosure compliance;
- risks of significant impacts on Wheaton or the Mining Operations as a result of an epidemic or pandemic;
- risks related to the adequacy of internal control over financial reporting;
- other risks discussed in the section entitled "Description of the Business – Risk Factors" in Wheaton's most recent Annual Information Form available on SEDAR+ at www.sedarplus.ca, and in Wheaton's Form 40-F and Form 6-Ks, all on file with the U.S. Securities and Exchange Commission in Washington, D.C. and available on EDGAR (the "Disclosure").

Forward-looking statements are based on assumptions management currently believes to be reasonable, including but not limited to:

- that there will be no material adverse change in the market price of commodities;
- that the Mining Operations will continue to operate and the mining projects will be completed in accordance with public statements and achieve their stated production estimates;
- that the mineral reserves and mineral resource estimates from Mining Operations (including reserve conversion rates) are accurate;
- that public disclosure and other information Wheaton receives from the owners and operators of the Mining Operations is accurate and complete;
- that the production estimates from Mining Operations are accurate;
- that each party will satisfy their obligations in accordance with the PMPAs;
- that Wheaton will continue to be able to fund or obtain funding for outstanding commitments;
- that Wheaton will be able to source and obtain accretive PMPAs;
- that the terms and conditions of a PMPA are sufficient to recover liabilities owed to the Company;
- that Wheaton has fully considered the value and impact of any third-party interests in PMPAs;
- that expectations regarding the resolution of legal and tax matters will be achieved (including CRA audits involving the Company);
- that Wheaton has properly considered the application of Canadian tax laws to its structure and operations;
- that Wheaton has filed its tax returns and paid applicable taxes in compliance with Canadian tax laws;
- that Wheaton's application of the CRA Settlement is accurate (including the Company's assessment that there has been no material change in the Company's facts or change in law or jurisprudence);
- that Wheaton's assessment of the tax exposure and impact on the Company and its subsidiaries of the implementation of a 15% global minimum tax is accurate;
- that any sale of Common Shares under the ATM Program will not have a significant impact on the market price of the Common Shares and that the net proceeds of sales of Common Shares, if any, will be used as anticipated;
- that the trading of the Common Shares will not be adversely affected by the differences in liquidity, settlement and clearing systems as a result of multiple listings of the Common Shares on the LSE, the TSX and the NYSE;
- that the trading of the Company's Common Shares will not be suspended;
- the estimate of the recoverable amount for any PMPA with an indicator of impairment;
- that neither Wheaton nor the Mining Operations will suffer significant impacts as a result of an epidemic or pandemic; and
- such other assumptions and factors as set out in the Disclosure.

Although Wheaton has attempted to identify important factors that could cause actual results, level of activity, performance or achievements to differ materially from those contained in forward-looking statements, there may be other factors that cause results, level of activity, performance or achievements not to be as anticipated, estimated or intended. There can be no assurance that forward-looking statements will prove to be accurate and even if events or results described in the forward-looking statements are realized or substantially realized, there can be no assurance that they will have the expected consequences to, or effects on, Wheaton. Accordingly, readers should not place undue reliance on forward-looking statements and are cautioned that actual outcomes may vary. The forward-looking statements included herein are for the purpose of providing investors with information to assist them in understanding Wheaton's expected financial and operational performance and may not be appropriate for other purposes. Any forward looking statement speaks only as of the date on which it is made. Wheaton does not undertake to update any forward-looking statements that are included or incorporated by reference herein, except in accordance with applicable securities laws.

Cautionary Language Regarding Reserves And Resources

For further information on Mineral Reserves and Mineral Resources and on Wheaton more generally, readers should refer to Wheaton's Annual Information Form for the year ended December 31, 2022 and other continuous disclosure documents filed by Wheaton since January 1, 2023, available on SEDAR+ at www.sedarplus.ca. Wheaton's Mineral Reserves and Mineral Resources are subject to the qualifications and notes set forth therein. Mineral Resources which are not Mineral Reserves do not have demonstrated economic viability.

Cautionary Note to United States Investors Concerning Estimates of Measured, Indicated and Inferred Resources:

The information contained herein has been prepared in accordance with the requirements of the securities laws in effect in Canada, which differ from the requirements of United States securities laws. The terms "mineral reserve", "proven mineral reserve" and "probable mineral reserve" are Canadian mining terms defined in accordance with Canadian National Instrument 43-101 – Standards of Disclosure for Mineral Projects ("NI 43-101") and the Canadian Institute of Mining, Metallurgy and Petroleum (the "CIM") – CIM Definition Standards on Mineral Resources and Mineral Reserves, adopted by the CIM Council, as amended (the "CIM Definition Standards"). NI 43-101 differs significantly from the disclosure requirements of the SEC generally applicable to U.S. companies. For example, there is no assurance any mineral reserves or mineral resources that the Company may report as "proven mineral reserves", "probable mineral reserves", "measured mineral resources", "indicated mineral resources" and "inferred mineral resources" under NI 43-101 would be the same had the Company prepared the reserve or resource estimates under the standards of the SEC generally applicable to U.S. companies. Accordingly, information contained herein that describes Wheaton's mineral deposits may not be comparable to similar information made public by U.S. companies subject to reporting and disclosure requirements under the United States federal securities laws and the rules and regulations thereunder. United States investors are urged to consider closely the disclosure in Wheaton's Form 40-F, a copy of which may be obtained from Wheaton or from http://www.sec.gov/edgar.html.

Part 2: Financial Statements

Management's Responsibility for Financial Reporting

The accompanying consolidated financial statements of Wheaton Precious Metals Corp. ("Wheaton") were prepared by management, which is responsible for the integrity and fairness of the information presented, including the many amounts that must of necessity be based on estimates and judgments. These consolidated financial statements were prepared in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board ("IFRS"). Financial information appearing throughout our Management's Discussion and Analysis ("MD&A") is consistent with these consolidated financial statements.

In discharging our responsibility for the integrity and fairness of the consolidated financial statements and for the accounting systems from which they are derived, we maintain and rely on a comprehensive system of internal controls designed to ensure that transactions are authorized, assets are safeguarded and proper records are maintained. These controls include business planning; delegation of authority; careful selection and hiring of staff; accountability for performance within appropriate and well-defined areas of responsibility; and the communication of policies and guidelines of business conduct throughout the company.

The Board of Directors oversees management's responsibilities for financial reporting through the Audit Committee, which is composed entirely of directors who are neither officers nor employees of Wheaton. The Audit Committee reviews Wheaton's interim and annual consolidated financial statements and MD&A and recommends them for approval by the Board of Directors. Other key responsibilities of the Audit Committee include monitoring Wheaton's system of internal controls, monitoring its compliance with legal and regulatory requirements, selecting the external auditors and reviewing the qualifications, independence and performance of the external auditors.

Deloitte LLP, Independent Registered Public Accounting Firm, appointed by the shareholders of Wheaton upon the recommendation of the Audit Committee and the Board of Directors, have performed an independent audit of the consolidated financial statements and their report follows. The auditors have full and unrestricted access to the Audit Committee to discuss their audit and related findings.

/s/ Randy Smallwood   */s/ Gary Brown*

Randy Smallwood   Gary Brown

President & Chief Executive Officer   Senior Vice President & Chief Financial Officer

March 14, 2024

Report of Independent Registered Public Accounting Firm

To the Shareholders and the Board of Directors of Wheaton Precious Metals Corp.

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of Wheaton Precious Metals Corp. and subsidiaries (the "Company") as of December 31, 2023 and 2022, the related consolidated statements of earnings, comprehensive income, shareholders' equity, and cash flows, for each of the two years in the period ended December 31, 2023, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2023 and 2022, and its financial performance and its cash flows for each of the two years in the period ended December 31, 2023, in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the Company's internal control over financial reporting as of December 31, 2023, based on criteria established in Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated March 14, 2024, expressed an unqualified opinion on the Company's internal control over financial reporting.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audits. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Critical Audit Matter

The critical audit matter communicated below is a matter arising from the current-period audit of the financial statements that was communicated or required to be communicated to the audit committee and that (1) relates to accounts or disclosures that are material to the financial statements and (2) involved our especially challenging, subjective, or complex judgments. The communication of critical audit matters does not alter in any way our opinion on the financial statements, taken as a whole, and we are not, by communicating the critical audit matter below, providing a separate opinion on the critical audit matter or on the accounts or disclosures to which it relates.

Impairment - Assessment of Whether Indicators of Impairment or Impairment Reversal Exist within the Mineral Stream Interests - Refer to Note 4.3 to the financial statements

Critical Audit Matter Description

The Company considers each precious metals purchase agreement ("PMPA") to be a separate cash generating unit ("CGU"). The Company's determination of whether or not an indicator of impairment or impairment reversal exists at the CGU level requires significant management judgment. Changes in metal price forecasts, discount rates, reductions or increases in the amount of future recoverable ounces of metals attributable to the Company and/or adverse or favorable operational, political or regulatory developments impacting the mining properties in respect of which the Company has PMPAs can result in a write-down or write-up of the carrying amounts of the Company's mineral stream interests.

While there are several factors that are required to determine whether or not an indicator of impairment or impairment reversal exists, the judgments with the highest degree of subjectivity are evaluating the impact of (1) changes to future metal prices for gold, silver, palladium and cobalt, and (2) changes in the amount of future recoverable ounces of metals attributable to the Company. Auditing these estimates and factors required a high degree of subjectivity in applying audit procedures and in evaluating the results of those procedures. This resulted in an increased extent of audit effort, including the involvement of fair value specialists.

How the Critical Audit Matter Was Addressed in the Audit

Our audit procedures to evaluate the impact of changes to (1) future metal prices for gold, silver, palladium and cobalt and (2) changes in the amount of future recoverable ounces of metals attributable to the Company in the assessment of indicators of impairment or impairment reversal included the following, among others:

- Evaluated the effectiveness of the Company's controls over management's assessment of indicators of impairment or impairment reversal.

- Evaluated management's ability to accurately forecast future recoverable ounces of metals attributable to the Company by:

  - Assessing the methodology used in management's determination of the future recoverable ounces of attributable metals;

  - Completing retrospective analysis comparing the Company's historical forecasts to actual results;

  - Comparing management's expected future recoverable ounces of attributable metals to reserve and resource estimates prepared by the third-party mining property operators; and

  - Considering the professional qualifications and objectivity of management's specialists.

- With the assistance of fair value specialists, evaluated the significance of movements in future metal prices for gold, silver, palladium and cobalt by comparing historical forecasts to current third-party forecasts.

/s/ Deloitte LLP

Chartered Professional Accountants

Vancouver, Canada

March 14, 2024

We have served as the Company's auditor since 2004.

Management's Report on Internal Control Over Financial Reporting

Management of Wheaton Precious Metals Corp. ("Wheaton") is responsible for establishing and maintaining adequate internal control over financial reporting. Internal control over financial reporting is a process designed by, or under the supervision of the Chief Executive Officer and the Chief Financial Officer and effected by the Board of Directors, management and other personnel to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with International Financial Reporting Standards ("IFRS") as issued by the International Accounting Standards Board. It includes those policies and procedures that:

i.   pertain to the maintenance of records that accurately and fairly reflect, in reasonable detail, the transactions related to Wheaton's assets;

ii.   provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with IFRS, and Wheaton receipts and expenditures are made only in accordance with authorizations of management and Wheaton's directors; and

iii. provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of Wheaton's assets that could have a material effect on Wheaton's financial statements.

Due to its inherent limitations, internal control over financial reporting may not prevent or detect misstatements on a timely basis. Also, projections of any evaluation of the effectiveness of internal control over financial reporting to future periods are subject to the risk that the controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Management assessed the effectiveness of Wheaton's internal control over financial reporting as of December 31, 2023, based on the criteria set forth in *Internal Control — Integrated Framework (2013)* issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Based on this assessment, management has concluded that, as of December 31, 2023, Wheaton's internal control over financial reporting was effective.

The effectiveness of Wheaton's internal control over financial reporting, as of December 31, 2023, has been audited by Deloitte LLP, Independent Registered Public Accounting Firm, who also audited the Company's consolidated financial statements as of and for the year ended December 31, 2023, as stated in their report.

/s/ Randy Smallwood   */s/ Gary Brown*

Randy Smallwood   Gary Brown

President & Chief Executive Officer   Senior Vice President & Chief Financial Officer

March 14, 2024

Report of Independent Registered Public Accounting Firm

To the Shareholders and the Board of Directors of Wheaton Precious Metals Corp.

Opinion on Internal Control over Financial Reporting

We have audited the internal control over financial reporting of Wheaton Precious Metals Corp. and subsidiaries (the "Company") as of December 31, 2023, based on criteria established in Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2023, based on criteria established in Internal Control - Integrated Framework (2013) issued by COSO.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the consolidated financial statements as of and for the year ended December 31, 2023, of the Company and our report dated March 14, 2024, expressed an unqualified opinion on those financial statements.

Basis for Opinion

The Company's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management's Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the Company's internal control over financial reporting based on our audit. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

Definition and Limitations of Internal Control over Financial Reporting

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

/s/ Deloitte LLP

Chartered Professional Accountants

Vancouver, Canada

March 14, 2024

Consolidated Statements of Earnings

		Note		Years Ended December 31		
(US dollars and shares in thousands, except per share amounts)				2023		2022
Sales		6	$	1,016,045	$	1,065,053
Cost of sales						
Cost of sales, excluding depletion			$	228,171	$	267,621
Depletion				214,434		231,952
Total cost of sales			$	442,605	$	499,573
Gross margin			$	573,440	$	565,480
General and administrative expenses		7		38,165		35,831
Share based compensation		8		22,744		20,060
Donations and community investments		9		7,261		6,296
Impairment reversal of mineral stream interests		13, 25		-		(8,611)
Earnings from operations			$	505,270	$	511,904
Gain on disposal of mineral stream interests		13		5,027		155,868
Other income (expense)		10		34,271		7,449
Earnings before finance costs and income taxes			$	544,568	$	675,221
Finance costs		17.3		5,510		5,586
Earnings before income taxes			$	539,058	$	669,635
Income tax expense		23		1,414		509
Net earnings			$	537,644	$	669,126
Basic earnings per share			$	1.187	$	1.482
Diluted earnings per share			$	1.186	$	1.479
Weighted average number of shares outstanding						
Basic		21		452,814		451,570
Diluted		21		453,463		452,344

The accompanying notes form an integral part of these consolidated financial statements.

Consolidated Statements of Comprehensive Income

			Years Ended December 31		
(US dollars in thousands)	Note		2023		2022
Net earnings		$	537,644	$	669,126
Other comprehensive income					
Items that will not be reclassified to net earnings					
(Loss) gain on LTIs[1]	16	$	(26,632)	$	21,052
Income tax (recovery) expense related to LTIs	23		(3,719)		6,513
Total other comprehensive (loss) income		$	(22,913)	$	14,539
Total comprehensive income		$	514,731	$	683,665

1)   LTIs = long-term investments – common shares held.

The accompanying notes form an integral part of these consolidated financial statements.

Consolidated Balance Sheets

(US dollars in thousands)	Note	As at December 31 2023	As at December 31 2022
Assets			
Current assets			
Cash and cash equivalents	22	$ 546,527	$ 696,089
Accounts receivable	11	10,078	10,187
Cobalt inventory	12	1,372	10,530
Income taxes receivable	23	5,935	-
Other	24	3,499	3,287
Total current assets		$ 567,411	$ 720,093
Non-current assets			
Mineral stream interests	13	$ 6,122,441	$ 5,707,019
Early deposit mineral stream interests	14	47,093	46,092
Mineral royalty interests	15	13,454	6,606
Long-term equity investments	16	246,678	256,095
Property, plant and equipment		7,638	4,210
Other	25	26,470	19,791
Total non-current assets		$ 6,463,774	$ 6,039,813
Total assets		$ 7,031,185	$ 6,759,906
Liabilities			
Current liabilities			
Accounts payable and accrued liabilities		$ 13,458	$ 12,570
Income taxes payable	23	-	2,763
Current portion of performance share units	20.1	12,013	14,566
Current portion of lease liabilities	17.2	604	818
Total current liabilities		$ 26,075	$ 30,717
Non-current liabilities			
Performance share units	20.1	$ 9,113	$ 6,673
Lease liabilities	17.2	5,625	1,152
Deferred income taxes	23	232	165
Pension liability		4,624	3,524
Total non-current liabilities		$ 19,594	$ 11,514
Total liabilities		$ 45,669	$ 42,231
Shareholders' equity			
Issued capital	18	$ 3,777,323	$ 3,752,662
Reserves	19	(40,091)	66,547
Retained earnings		3,248,284	2,898,466
Total shareholders' equity		$ 6,985,516	$ 6,717,675
Total liabilities and shareholders' equity		$ 7,031,185	$ 6,759,906

/s/ Randy Smallwood	/s/ Marilyn Schonberner
Randy Smallwood	**Marilyn Schonberner**
Director	Director

The accompanying notes form an integral part of these consolidated financial statements.

Consolidated Statements of Cash Flows

(US dollars in thousands)	Note	Years Ended December 31 2023	2022
Operating activities			
Net earnings		$ 537,644	$ 669,126
Adjustments for			
Depreciation and depletion		215,926	233,539
Gain on disposal of mineral stream interest	13	(5,027)	(155,868)
Impairment reversal of mineral stream interests		-	(8,611)
Interest expense	17.3	207	91
Equity settled stock based compensation	20	6,438	5,846
Performance share units - expense	20.1	16,306	14,214
Performance share units - paid	20.1	(16,675)	(18,410)
Pension expense		1,122	1,033
Pension paid		(116)	-
Income tax expense (recovery)	23	1,414	509
Loss (gain) on fair value adjustment of share purchase warrants held	10	31	1,033
Investment income recognized in net earnings		(37,178)	(6,774)
Other		1,227	67
Change in non-cash working capital	22	1,912	1,573
Cash generated from operations before income taxes and interest		$ 723,231	$ 737,368
Income taxes paid		(6,192)	(171)
Interest paid		(187)	(93)
Interest received		33,957	6,320
Cash generated from operating activities		$ 750,809	$ 743,424
Financing activities			
Credit facility extension fees	17.1	$ (859)	$ (1,357)
Share purchase options exercised	19.2	12,415	10,368
Lease payments	17.2	(691)	(800)
Dividends paid	18.2	(265,109)	(237,097)
Cash used for financing activities		$ (254,244)	$ (228,886)
Investing activities			
Mineral stream interests	13	$ (663,528)	$ (151,929)
Early deposit mineral stream interests	14	(1,000)	(1,500)
Mineral royalty interest	15	(6,833)	-
Net proceeds on disposal of mineral stream interests	13	46,400	131,763
Acquisition of long-term investments	16, 22	(17,447)	(22,768)
Proceeds on disposal of long-term investments	16, 22	202	-
Investment in subscription rights	25	(4,510)	-
Dividends received		2,317	453
Other		(2,247)	(316)
Cash (used for) generated from investing activities		$ (646,646)	$ (44,297)
Effect of exchange rate changes on cash and cash equivalents		$ 519	$ (197)
(Decrease) increase in cash and cash equivalents		$ (149,562)	$ 470,044
Cash and cash equivalents, beginning of year		696,089	226,045
Cash and cash equivalents, end of year	22	$ 546,527	$ 696,089

The accompanying notes form an integral part of these consolidated financial statements.

Consolidated Statements of Shareholders' Equity

			Reserves						
(US dollars in thousands)	Number of Shares (000's)	Issued Capital	Share Purchase Warrants Reserve [2]	Share Purchase Options Reserve	Restricted Share Units Reserve	LTI [1] Revaluation Reserve (Net of Tax)	Total Reserves	Retained Earnings	Total
At January 1, 2022	450,864	$ 3,698,998	$ 83,077	$ 22,349	$ 7,196	$ (65,586)	$ 47,036	$ 2,504,083	$ 6,250,117
Total comprehensive income									
Net earnings		$ -	$ -	$ -	$ -	$ -	$ -	$ 669,126	$ 669,126
OCI [1]		-	-	-	-	14,539	14,539	-	14,539
Total comprehensive income		$ -	$ -	$ -	$ -	$ 14,539	$ 14,539	$ 669,126	$ 683,665
Income tax recovery (expense)		$ 4,143	$ -	$ -	$ -	$ -	$ -	$ -	$ 4,143
SBC [1] expense		-	-	2,366	3,480	-	5,846	-	5,846
Options [1] exercised	493	13,138	-	(2,137)	-	-	(2,137)	-	11,001
RSUs [1] released	88	2,534	-	-	(2,534)	-	(2,534)	-	-
Dividends (Note 18.2)	874	33,849	-	-	-	-	-	(270,946)	(237,097)
Realized loss on disposal of LTIs [1] (Note 19.4)		-	-	-	-	3,797	3,797	(3,797)	-
At December 31, 2022	452,319	$ 3,752,662	$ 83,077	$ 22,578	$ 8,142	$ (47,250)	$ 66,547	$ 2,898,466	$ 6,717,675
Total comprehensive income									
Net earnings		$ -	$ -	$ -	$ -	$ -	$ -	$ 537,644	$ 537,644
OCI [1]		-	-	-	-	(22,913)	(22,913)	-	(22,913)
Total comprehensive income		$ -	$ -	$ -	$ -	$ (22,913)	$ (22,913)	$ 537,644	$ 514,731
SBC [1] expense		$ -	$ -	$ 2,607	$ 3,831	$ -	$ 6,438	$ -	$ 6,438
Options [1] exercised	489	14,060	-	(2,278)	-	-	(2,278)	-	11,782
RSUs [1] released	119	3,967	-	-	(3,967)	-	(3,967)	-	-
Dividends (Note 18.2)	142	6,634	-	-	-	-	-	(271,744)	(265,110)
Warrant expiration		-	(83,077)	-	-	-	(83,077)	83,077	-
Realized gain on disposal of LTIs [1] (Note 19.4)		-	-	-	-	(841)	(841)	841	-
At December 31, 2023	453,069	$ 3,777,323	$ -	$ 22,907	$ 8,006	$ (71,004)	$ (40,091)	$ 3,248,284	$ 6,985,516

1) Definitions as follows: "OCI" = Other Comprehensive Income (Loss); "SBC" = Equity Settled Stock Based Compensation; "Options" = Share Purchase Options; "RSUs" = Restricted Share Units; "LTI's" = Long-Term Investments; "Warrants" = Share Purchase Warrants.

2) Refer to Note 19.1.

The accompanying notes form an integral part of these consolidated financial statements.

1. Description of Business and Nature of Operations

Wheaton Precious Metals Corp. is a precious metal streaming company which generates its revenue primarily from the sale of precious metals (gold, silver and palladium) and cobalt. Wheaton Precious Metals Corp. ("Wheaton" or the "Company"), which is the ultimate parent company of its consolidated group, is incorporated and domiciled in Canada, and its principal place of business is at Suite 3500 - 1021 West Hastings Street, Vancouver, British Columbia, V6E 0C3. The Company trades on the Toronto Stock Exchange ("TSX"), the New York Stock Exchange ("NYSE") and the London Stock Exchange ("LSE") under the symbol WPM.

Including the agreements closed after December 31, 2023 (Notes 27 and 29), the Company has entered into 38 long-term purchase agreements (30 of which are precious metal purchase agreements, or "PMPAs", three of which are early deposit PMPAs, and five of which are royalty agreements), with 32 different mining companies, for the purchase of precious metals and cobalt relating to 18 mining assets which are currently operating, 23 which are at various stages of development and 4 which have been placed in care and maintenance or have been closed, located in 16 countries. Pursuant to the PMPAs, Wheaton acquires metal production from the counterparties for an initial upfront payment plus an additional cash payment for each ounce or pound delivered which is either a fixed price or fixed percentage of the market price by contract, generally at or below the prevailing market price.

The consolidated financial statements of the Company for the year ended December 31, 2023 were authorized for issue as of March 14, 2024 in accordance with a resolution of the Board of Directors.

2. Basis of Presentation and Statement of Compliance

These consolidated financial statements have been prepared in accordance with International Financial Reporting Standards ("IFRS") as issued by the International Accounting Standards Board ("IASB") on a historical cost basis, except for financial assets which are not held for the purpose of collecting contractual cash flows on specified dates and derivative assets and derivative liabilities which have been measured at fair value as at the relevant balance sheet date. The consolidated financial statements are presented in United States ("US") dollars, which is the Company's functional currency, and all values are expressed in thousands unless otherwise noted. References to "Cdn$" refer to Canadian dollars.

3. Material Accounting Policy Information

3.1. New Accounting Standards Effective in 2023

Amendments to IAS 1 and IFRS Practice Statement 2 – Disclosure of Accounting policies
The Company adopted Amendments to IAS 1 Presentation of Financial Statements related to the disclosure of accounting policies. These amendments require entities to disclose their material accounting policy information rather than significant accounting policy information. The amendments provide guidance on how an entity can identify material accounting policy information and clarify that information may be material because of its nature, even if the related amounts are immaterial. The adoption of these amendments did not have a material impact on the disclosure of material accounting policies in these consolidated financial statements.

Amendments to IAS 12 - International Tax Reform — Pillar Two Model Rules
The Company adopted amendments to IAS 12 Income Taxes in response to the Organisation for Economic Co-operation and Development's (OECD) Pillar Two model tax rules (also known as the Global Minimum Tax). The amendments provide that an entity has to disclose separately its current tax expense related to Global Minimum Tax as well as a mandatory temporary exception to the requirements regarding deferred tax assets and liabilities. The amendments also provide that in a period where the Global Minimum Tax legislation is enacted or substantively enacted, but not yet in effect, an entity discloses known or reasonably estimable information that helps users of financial statements understand the entity's exposure to Global Minimum Tax arising from that legislation. The Company has applied the mandatory temporary exemption regarding deferred taxes in the current period. Refer to Note 23 for further information on Global Minimum Tax.

3.2. Principles of Consolidation
The consolidated financial statements include the accounts of the Company and its 100% owned subsidiaries Wheaton Precious Metals International Ltd., Silver Wheaton Luxembourg S.a.r.l. and Wheaton Precious Metals (Cayman) Co.

Subsidiaries are fully consolidated from the date on which the Company obtains a controlling interest. Control is defined as an investor's power over an investee with exposure, or rights, to variable returns from the investee and the ability to affect the investor's returns through its power over the investee. Subsidiaries are included in the consolidated financial results of the Company from the effective date of acquisition up to the effective date of disposition or loss of control.

The financial statements of the subsidiaries are prepared for the same reporting period as the parent company, using consistent accounting policies. Balances, transactions, income and expenses between the Company and its subsidiaries are eliminated on consolidation.

3.3.   Revenue Recognition

Revenue relating to the sale of precious metals is recognized when control of the precious metal is transferred to the customer in an amount that reflects the consideration the Company expects to receive in exchange for those products. In determining whether the Company has satisfied a performance obligation, it considers the indicators of the transfer of control, which include, but are not limited to, whether: the Company has a present right to payment; the customer has legal title to the asset; the Company has transferred physical possession of the asset to the customer; and the customer has the significant risks and rewards of ownership of the asset.

Under certain PMPAs, precious metal is acquired from the mine operator in the form of precious metal credits, which is then sold through bullion banks. Revenue from precious metal credit sales is recognized at the time of the sale of such credits, which is also the date that control of the precious metal is transferred to the customer. The Company will occasionally enter into forward contracts in relation to precious metal deliveries that it is highly confident will occur within a given quarter. The sales price is fixed at the delivery date based on either the terms of these short-term forward sales contracts or the spot price of the precious metal.

Under certain PMPAs, precious metal is acquired from the mine operator in concentrate form, which is then sold under the terms of the concentrate sales contracts to third-party smelters or traders. Where the Company acquires precious metals in concentrate form, final precious metal prices are set on a specified future quotational period (the "Quotational Period") pursuant to the concentrate sales contracts with third-party smelters, typically one to three months after the shipment date, based on market prices for precious metals. The contracts, in general, provide for a provisional payment based upon provisional assays and quoted precious metal prices. Final settlement is based upon the average applicable price for the Quotational Period applied to the actual number of precious metal ounces recovered calculated using confirmed smelter weights and settlement assays. Revenues and the associated cost of sales are recorded on a gross basis under these contracts at the time title passes to the buyer, which is also the date that control of the precious metal is transferred to the customer. The Company has concluded that the adjustments relating to the final assay results for the quantity of concentrate sold are not significant and do not constrain the recognition of revenue.

Title to but not control of cobalt is transferred to a third-party sales agent who then onsells the cobalt to Wheaton approved third party customers. Revenue from the sale of cobalt is recognized when the third party customer and sales terms have been agreed to between Wheaton and the third-party sales agent, which is also the date that control of the cobalt is transferred to the third-party sales agent.

3.4.   Financial Instruments

Financial assets and financial liabilities are recognized when the Company becomes a party to the contractual provisions of the instrument.

Financial assets and financial liabilities are initially measured at fair value. Transaction costs that are directly attributable to the acquisition or issue of financial assets and financial liabilities (other than financial assets and financial liabilities at fair value through net earnings) are added to or deducted from the fair value of the financial assets or financial liabilities, as appropriate, on initial recognition. Transaction costs directly attributable to the acquisition of financial assets or financial liabilities at fair value through net earnings are recognized immediately in net earnings.

3.5.   Financial Assets

Financial assets are subsequently measured at either amortized cost or fair value, depending on the classification of the financial assets.

Financial Assets at Fair Value Through Other Comprehensive Income ("FVTOCI")

The Company's long-term investments in common shares held are for long-term strategic purposes and not for trading. Upon the adoption of IFRS 9, Financial Instruments ("IFRS 9"), the Company made an irrevocable election to designate these long-term investments in common shares held as FVTOCI as it believes that this provides a more meaningful presentation for long-term strategic investments, rather than reflecting changes in fair value in net earnings.

Long-term investments in common shares held are initially measured at fair value. Subsequently, they are measured at fair value with gains and losses arising from changes in fair value recognized as a component of other comprehensive income ("OCI") and accumulated in the long-term investment revaluation reserve. The cumulative gain or loss will not be reclassified to net earnings on disposal of these long-term investments but is reclassified to retained earnings.

Dividends on these long-term investments in common shares held are recognized as a component of net earnings in the period they are received under the classification Other Income (Expense).

Financial Assets at Fair Value Through Net Earnings ("FVTNE")
Cash and cash equivalents are stated at FVTNE.

Warrants held by the Company for long-term investment purposes are classified as FVTNE. These warrants are measured at fair value at the end of each reporting period, with any gains or losses arising on remeasurement recognized as a component of net earnings under the classification Other Income (Expense).

As discussed in Note 3.3, the Company's provisionally priced sales contain an embedded derivative that is reflected at fair value at the end of each reporting period. Fair value gains and losses related to the embedded derivative are included in revenue in the period they occur.

Financial Assets at Amortized Cost
The previously outstanding non-revolving term loan, which requires regularly scheduled payments of interest and principal, is carried at amortized cost. Other receivables are non-interest bearing and are stated at amortized cost, which approximate fair values due to the short terms to maturity. Where necessary, the previously outstanding non-revolving term loan and other receivables are reported net of allowances for uncollectable amounts.

Foreign Exchange Gains and Losses
The fair value of financial assets denominated in a foreign currency is determined in that foreign currency and translated at the spot rate at the end of each reporting period. The foreign exchange component forms part of its fair value gain or loss. Therefore,

- For financial assets that are classified as FVTNE, the foreign exchange component is recognized as a component of net earnings;

- For financial assets that are classified as FVTOCI, the foreign exchange component is recognized as a component of OCI; and

- For financial assets that are denominated in a foreign currency and are measured at amortized cost at the end of each reporting period, the foreign exchange gains and losses are determined based on the amortized cost of the instruments and are recognized as a component of net earnings.

Derecognition of Financial Assets
The Company derecognizes a financial asset only when the contractual rights to cash flows from the asset expire, or when it transfers the financial asset and substantially all the risks and rewards of ownership of the asset to another entity. If the Company neither transfers nor retains substantially all the risks and rewards of ownership and continues to control the transferred asset, the Company recognizes its retained interest in the asset and an associated liability for amounts it may have to pay. If the Company retains substantially all the risks and rewards of ownership of a transferred financial asset, the Company continues to recognize the financial asset and also recognizes a collateralized borrowing for the proceeds received.

On derecognition of a financial asset that is classified as FVTOCI, the cumulative gain or loss (net of tax) previously accumulated in the long-term investment revaluation reserve is not reclassified to net earnings, but is reclassified to retained earnings.

3.6.   Financial Liabilities and Equity Instruments
Debt and equity instruments issued by the Company are classified as either financial liabilities or as equity in accordance with the substance of the contractual arrangements and the definition of a financial liability and equity instrument. All financial liabilities are subsequently measured at amortized cost using the effective interest method or at FVTNE, depending on the classification of the instrument.

Equity Instruments
An equity instrument is a contract that evidences a residual interest in the assets of an entity after deducting all of its liabilities. Equity instruments issued by the Company are recognized at the proceeds received less direct issue costs (net of any current or deferred income tax recovery attributable to such costs).

Share Purchase Warrants Issued
Share purchase warrants issued with an exercise price denominated in the Company's functional currency (US dollars) are considered equity instruments with the consideration received reflected within shareholders' equity under the

classification of share purchase warrants reserve. Upon exercise, the original consideration is reallocated from share purchase warrants reserve to issued share capital along with the associated exercise price.

Bank Debt

Bank debt is initially measured at fair value, net of transaction costs, and is subsequently measured at amortized cost using the effective interest method. The effective interest method is a method of calculating the amortized cost of a financial liability and of allocating interest expense over the relevant period. The effective interest rate is the rate that exactly discounts estimated future cash payments through the expected life of the financial liability, or (where appropriate) a shorter period, to the net carrying amount on initial recognition.

Foreign Exchange Gains and Losses

The fair value of financial liabilities denominated in a foreign currency is determined in that foreign currency and translated at the spot rate at the end of each reporting period. Therefore,

- For financial liabilities that are denominated in a foreign currency and are measured at amortized cost at the end of each reporting period, the foreign exchange gains and losses are determined based on the amortized cost of the instruments and are recognized as a component of net earnings; and

- For financial liabilities that are classified as FVTNE, the foreign exchange component forms part of the fair value gains or losses and is recognized as a component of net earnings.

Derecognition of Financial Liabilities

The Company derecognizes financial liabilities when the Company's obligations are discharged, cancelled or they expire. The difference between the carrying amount of the financial liability derecognized and the consideration paid and payable, including any non-cash assets transferred or liabilities assumed, is recognized as a component of net earnings.

3.7. Mineral Stream Interests

Agreements for which settlement is called for in gold, silver, palladium or cobalt, the amount of which is based on production at the mines, are stated at cost less accumulated depletion and accumulated impairment charges, if any.

The cost of the asset is comprised of its purchase price, any closing costs directly attributable to acquiring the asset, and, for qualifying assets, borrowing costs. The purchase price is the aggregate cash amount paid and the fair value of any other non-cash consideration given to acquire the asset.

Depletion

The cost of these mineral stream interests is separately allocated to reserves, resources and exploration potential. The value allocated to reserves is classified as depletable and is depleted on a unit-of-production basis over the estimated recoverable proven and probable reserves at the mine corresponding to the specific agreement. The value associated with resources and exploration potential is the value beyond proven and probable reserves at acquisition and is classified as non-depletable until such time as it is transferred to the depletable category as a result of the conversion of resources and/or exploration potential into reserves.

Asset Impairment

Management considers each PMPA to be a separate cash generating unit ("CGU"), which is the lowest level for which cash inflows are largely independent of those of other assets. At the end of each reporting period, the Company assesses each PMPA to determine whether any indication of impairment or impairment reversal exists. If such an indication exists, the recoverable amount of the PMPA is estimated in order to determine the extent of the impairment or impairment reversal (if any). The recoverable amount of each PMPA is the higher of fair value less cost of disposal ("FVLCD") and value in use ("VIU"). The FVLCD represents the amount that could be received from each PMPA in an arm's length transaction at the measurement date.

If the carrying amount of the PMPA exceeds its recoverable amount, the PMPA is considered impaired and an impairment charge is reflected as a component of net earnings so as to reduce the carrying amount to its recoverable value. A previously recognized impairment charge is reversed only if there has been an indicator of a potential impairment reversal and the resulting assessment of the PMPA's recoverable amount exceeds its carrying value. If this is the case, the carrying amount of the PMPA is increased to its recoverable amount. The increased amount cannot exceed the carrying amount that would have been determined, net of depletion, had no impairment charge been recognized for the PMPA in prior years. Such reversal is reflected as a component of net earnings.

3.8. Debt Issue Costs

Debt issue costs on non-revolving facilities are treated as an adjustment to the carrying amount of the original liability and are amortized over the life of the new or modified liability. Debt issue costs on revolving facilities are recorded as an asset under the classification Other long-term assets and are amortized over the life of the new or modified credit facility.

3.9. Stock Based Payment Transactions

The Company recognizes a stock based compensation expense for all share purchase options and restricted share units ("RSUs") awarded to employees, officers and directors based on the fair values of the share purchase options and RSUs at the date of grant. The fair values of share purchase options and RSUs at the date of grant are expensed over the vesting periods of the share purchase options and RSUs, respectively, with a corresponding increase to equity. The fair value of share purchase options is determined using the Black-Scholes option pricing model with market related inputs as of the date of grant. Share purchase options with graded vesting schedules are accounted for as separate grants with different vesting periods and fair values. The fair value of RSUs is the market value of the underlying shares at the date of grant. At the end of each reporting period, the Company re-assesses its estimates of the number of awards that are expected to vest and recognizes the impact of any revisions to this estimate in the consolidated statement of earnings.

The Company recognizes a stock based compensation expense for performance share units ("PSUs") which are awarded to eligible employees and are settled in cash. Compensation expense for the PSUs is recorded on a straight-line basis over the three year vesting period. This estimated expense is reflected as a component of net earnings over the vesting period of the PSUs with the related obligation recorded as a liability on the balance sheet. The amount of compensation expense is adjusted at the end of each reporting period to reflect (i) the fair market value of common shares; (ii) the number of PSUs anticipated to vest; and (iii) the anticipated performance factor.

3.10. Income Taxes

Income tax expense comprises current and deferred income tax. Current and deferred income taxes are recognized as a component of net earnings except to the extent that it relates to items recognized directly in equity or as a component of OCI.

Current income tax is the expected tax payable on the taxable income for the year, using tax rates enacted or substantively enacted at the end of the reporting period, and any adjustment to tax payable in respect of previous years.

Deferred income tax is recognized using the liability method on temporary differences arising between the tax bases of assets and liabilities and their carrying amounts in the consolidated financial statements. Deferred income tax assets and liabilities are measured using tax rates and laws that have been enacted or substantively enacted at the end of the reporting period and which are expected to apply when the related deferred income tax assets are realized or the deferred income tax liabilities are settled.

Deferred income tax liabilities are generally recognized for all taxable temporary differences. Deferred income tax assets are generally recognized for all deductible temporary differences and the carry forward of unused tax losses and tax credits to the extent that it is probable that sufficient future taxable income, including income arising from reversing taxable temporary differences and tax planning opportunities, will be available against which those deductible temporary differences and the carry forward of unused tax losses and tax credits can be utilized.

Deferred income tax liabilities are recognized for taxable temporary differences arising on investments in subsidiaries except where the reversal of the temporary difference can be controlled and it is probable that the difference will not reverse in the foreseeable future. Deferred income tax assets arising from deductible temporary differences associated with such investments are only recognized to the extent that it is probable that there will be sufficient taxable income against which to utilize the benefits of the temporary differences and they are expected to reverse in the foreseeable future.

The carrying amount of deferred income tax assets are reviewed at the end of each reporting period and reduced to the extent that it is no longer probable that sufficient taxable income, including income arising from reversing taxable temporary differences and tax planning opportunities, will be available to allow all or part of the deferred income tax assets to be recovered.

Deferred income tax assets and liabilities are not recognized for temporary differences arising from the initial recognition (other than in a business combination) of assets and liabilities in a transaction which does not affect either the accounting income or the taxable income. In addition, deferred income tax liabilities are not recognized if the temporary difference arises from the initial recognition of goodwill.

3.11. Earnings Per Share

Earnings per share calculations are based on the weighted average number of common shares and common share equivalents issued and outstanding during the year. Diluted earnings per share is calculated using the treasury method which requires the calculation of diluted earnings per share by assuming that outstanding share purchase options and warrants with an exercise price that exceeds the average market price of the common shares for the period are exercised, and the proceeds are used to repurchase shares of the Company at the average market price of the common shares for the period.

3.12. Provisions

Provisions are recognized when the Company has a present obligation (legal or constructive) as a result of a past event, it is probable that the Company will be required to settle the obligation, and a reliable estimate can be made of the amount required to settle the obligation.

The amount recognized as a provision is the best estimate of the consideration required to settle the present obligation at the end of the reporting period, taking into account the risks and uncertainties surrounding the obligation. Where a provision is measured using the cash flows estimated to settle the present obligation, its carrying amount is the present value of those cash flows.

When some or all of the economic benefits required to settle a provision are expected to be recovered from a third party, a receivable is recognized as an asset if it is virtually certain that reimbursement will be received and the amount of the receivable can be measured reliably.

3.13. Post-Employment Benefit Costs

The Company provides a Supplemental Employee Retirement Plan ("SERP) to all qualified employees. The SERP is an unregistered and unfunded defined contribution plan under which the Company makes a fixed notional contribution to an account maintained by the Company. Any benefits under the SERP have a vesting period of five years from the first date of employment. The notional contributions are recognized as employee benefit expense in earnings in the periods during which services are rendered by employees.

3.14. Future Changes to Accounting Policies

The IASB has issued the following new or amended standards:

Amendment to IAS 1- Presentation of Financial statements
The amendments to IAS 1, clarify the presentation of liabilities. The classification of liabilities as current or non-current is based on contractual rights that are in existence at the end of the reporting period and is affected by expectations about whether an entity will exercise its right to defer settlement. A liability not due over the next twelve months is classified as non-current even if management intends or expects to settle the liability within twelve months. The amendment also introduces a definition of 'settlement' to make clear that settlement refers to the transfer of cash, equity instruments, other assets, or services to the counterparty. The amendment issued in October 2022 also clarifies how conditions with which an entity must comply within twelve months after the reporting period affect the classification of a liability. Covenants to be complied with after the reporting date do not affect the classification of debt as current or non-current at the reporting date. The amendments are effective for annual reporting periods beginning on or after January 1, 2024. The implementation of this amendment is not expected to have a material impact on the Company.

4.   Key Sources of Estimation Uncertainty and Critical Accounting Judgments

The preparation of the Company's consolidated financial statements in conformity with IFRS requires management to make judgments, estimates and assumptions that affect the reported amounts of assets, liabilities and contingent liabilities at the date of the consolidated financial statements and reported amounts of revenues and expenses during the reporting period. Estimates and assumptions are continuously evaluated and are based on management's experience and other factors, including expectations of future events that are believed to be reasonable under the circumstances. However, actual outcomes can differ from these estimates.

Information about significant areas of estimation uncertainty and judgments made by management in preparing the consolidated financial statements are described below.

Key Sources of Estimation Uncertainty

4.1.   Attributable Reserve, Resource and Exploration Potential Estimates

Mineral stream interests are significant assets of the Company, with a carrying value of $6.2 billion at December 31, 2023, inclusive of early deposit agreements. This amount represents the capitalized expenditures related to the acquisition of the mineral stream interests, net of accumulated depletion and accumulated impairment charges, if any. The Company estimates the reserves, resources and exploration potential relating to each agreement. Reserves are estimates of the amount of metals contained in ore that can be economically and legally extracted from the mining properties in respect of which the Company has PMPAs. Resources are estimates of the amount of metals contained in mineralized material for which there is a reasonable prospect for economic extraction from the mining properties in respect of which the Company has PMPAs. Exploration potential represents an estimate of additional reserves and resources which may be discovered through the mine operator's exploration program. The Company adjusts its estimates of reserves, resources (where applicable) and exploration potential (where applicable) to reflect the Company's percentage entitlement to metals produced from such mines. The Company compiles its estimates of its reserves and resources based on information supplied by appropriately qualified persons relating to the geological data on the size, density and grade of the ore body, and require complex geological and geostatistical judgments to interpret the data. The estimation of recoverable reserves and resources is based upon factors such as estimates of foreign exchange rates, commodity prices, future capital requirements, and production costs along with geological assumptions and judgments made in estimating the size and grade of the ore body. The Company estimates exploration potential based on assumptions surrounding the ore body continuity which requires judgment as to future success of any exploration programs undertaken by the mine operator. Changes in the reserve estimates, resource estimates or exploration potential estimates may impact upon the carrying value of the Company's mineral stream interests and depletion charges.

4.2. Depletion

As described in Note 3.7, the Company's mineral stream interests are separately allocated to reserves, resources and exploration potential. The value allocated to reserves is classified as depletable and is depleted on a unit-of-production basis over the estimated recoverable proven and probable reserves at the mine corresponding to the specific agreement. The value associated with resources and exploration potential is the value beyond proven and probable reserves at acquisition and is classified as non-depletable until such time as it is transferred to the depletable category as a result of the conversion of resources and/or exploration potential into reserves. To make this allocation, the Company estimates the recoverable reserves, resources and exploration potential at each mining operation. These calculations require the use of estimates and assumptions, including the amount of contained metals, recovery rates and payable rates. Changes to these assumptions may impact the estimated recoverable reserves, resources or exploration potential which could directly impact the depletion rates used. Changes to depletion rates are accounted for prospectively.

4.3. Impairment of Assets

As more fully described in Note 3.7, the Company assesses each PMPA at the end of every reporting period to determine whether any indication of impairment or impairment reversal exists. If such an indication exists, the recoverable amount of the PMPA is estimated in order to determine the extent of the impairment or impairment reversal (if any). The calculation of the recoverable amount requires the use of estimates and assumptions such as long-term commodity prices, discount rates, recoverable ounces of attributable metals, and operating performance.

The price of precious metals and cobalt has been volatile over the past several years. The Company monitors spot and forward metal prices and if necessary re-evaluates the long-term metal price assumptions used for impairment testing. Should price levels decline or increase in the future, either for an extended period of time or due to known macro economic changes, the Company may need to re-evaluate the long-term metal price assumptions used for impairment testing. A significant decrease in long-term metal price assumptions may be an indication of potential impairment, while a significant increase in long-term metal price assumptions may be an indication of potential impairment reversal. In addition, the Company also monitors the estimated recoverable reserves and resources as well as operational developments and other matters at the mining properties in respect of which the Company has PMPAs for indications of impairment or impairment reversal. Should the Company conclude that it has an indication of impairment or impairment reversal at any balance sheet date, the Company is required to perform an impairment assessment.

4.4. Valuation of Stock Based Compensation

As more fully described in Note 3.9, the Company has various forms of stock based compensation, including share purchase options, restricted share units ("RSUs") and performance share units ("PSUs"). The calculation of the fair value of share purchase options, RSUs and PSUs issued requires the use of estimates as more fully described in Notes 19.2, 19.3, and 20.1, respectively.

Critical Accounting Judgments

4.5. Contingencies

Due to the size, complexity and nature of the Company's operations, various legal and tax matters are outstanding from time to time, including those matters described in Note 27. By their nature, contingencies will only be resolved when one or more future events occur or fail to occur. The assessment of contingencies inherently involves the exercise of significant judgment of the outcome of future events. If the Company is unable to resolve any of these matters favorably, there may be a material adverse impact on the Company's financial performance, cash flows or results of operations. In the event that management's judgement of the future resolution of these matters changes, the Company will recognize the effects of the changes in its consolidated financial statements in the appropriate period relative to when such changes occur.

4.6.   Income Taxes

The interpretation and application of existing tax laws, regulations or rules in Canada, the Cayman Islands, Barbados, Luxembourg, the Netherlands or any of the countries in which the Company's subsidiaries or the mining operations are located or to which deliveries of precious metals, precious metal credits or cobalt are made requires the use of judgment. The likelihood that tax positions taken will be sustained is assessed based on facts and circumstances of the relevant tax position considering all available evidence. Differing interpretation of these laws, regulations or rules could result in an increase in the Company's taxes, or other governmental charges, duties or impositions. Refer to Note 27 for more information.

In assessing the probability of realizing deferred income tax assets, the Company makes estimates related to expectations of future taxable income, including the expected timing of reversals of existing temporary differences. Such estimates are based on forecasted cash flows from operations which require the use of estimates and assumptions such as long-term commodity prices and recoverable metal ounces. The amount of deferred income tax assets recognized on the balance sheet could be reduced if the actual taxable income differs significantly from expected taxable income. The Company reassesses its deferred income tax assets at the end of each reporting period.

5.   Financial Instruments

5.1.   Capital Risk Management

The Company manages its capital to ensure that it will be able to continue as a going concern and satisfy its outstanding funding commitments while maintaining a high degree of financial flexibility to consummate new streaming investments.

The capital structure of the Company consists of debt (Note 17) and equity attributable to common shareholders, comprising of issued capital (Note 18), accumulated reserves (Note 19) and retained earnings.

The Company is not subject to any externally imposed capital requirements with the exception of complying with the minimum tangible net worth covenant under the credit agreement governing bank debt (Note 17).

The Company is in compliance with the debt covenants at December 31, 2023, as described in Note 17.1.

5.2. Categories of Financial Assets and Liabilities

The refundable deposit on the 777 PMPA, which requires a single principal payment at maturity, is carried at amortized cost, which approximates its fair value. Trade receivables from sales of cobalt and other receivables are non-interest bearing and are stated at amortized cost, which approximate fair values due to the short terms to maturity. Where necessary, the other receivables are reported net of allowances for uncollectable amounts. All other financial assets are reported at fair value. Fair value adjustments on financial assets are reflected as a component of net earnings with the exception of fair value adjustments associated with the Company's long-term investments in common shares held. As these long-term investments are held for strategic purposes and not for trading, the Company has made a one time, irrevocable election to reflect the fair value adjustments associated with these investments as a component of OCI. Financial liabilities are reported at amortized cost using the effective interest method, which approximate fair values due to the short terms to maturity. The following table summarizes the classification of the Company's financial assets and liabilities:

(in thousands)	Note	December 31 2023	December 31 2022
Financial assets			
Financial assets mandatorily measured at FVTNE [1]			
Cash and cash equivalents	22	$ 546,527	$ 696,089
Trade receivables from provisional concentrate sales, net of fair value adjustment	6, 11	5,360	2,516
Long-term investments - warrants held		652	560
Investments in equity instruments designated at FVTOCI [1]			
Long-term investments - common shares held	16	246,026	255,535
Financial assets measured at amortized cost			
Trade receivables from sales of cobalt	11	3,975	6,642
Refundable deposit - 777 PMPA	25	8,717	8,073
Other accounts receivable		743	1,029
Total financial assets		$ 812,000	$ 970,444
Financial liabilities			
Financial liabilities at amortized cost			
Accounts payable and accrued liabilities		$ 13,458	$ 12,570
Lease liabilities	17.2	6,229	1,970
Total financial liabilities		$ 19,687	$ 14,540

1) FVTNE refers to Fair Value Through Net Earnings, FVTOCI refers to Fair Value Through Other Comprehensive Income

5.3. Credit Risk

Credit risk is the risk that the counterparty to a financial instrument will cause a financial loss for the Company by failing to discharge its obligations. To mitigate exposure to credit risk on financial assets, the Company has established policies to limit the concentration of credit risk, to ensure counterparties demonstrate minimum acceptable credit worthiness and to ensure liquidity of available funds.

The Company closely monitors its financial assets and does not have any significant concentration of credit risk. The Company invests surplus cash in short-term, high credit quality, money market instruments. Additionally, the outstanding accounts receivable from the sales of cobalt are supported by a $3 million letter of credit. Finally, counterparties used to sell precious metals are all large, international organizations with strong credit ratings and the balance of trade receivables on these sales in the ordinary course of business is not significant. Therefore, credit risk associated with trade receivables at December 31, 2023 is considered to be negligible.

The Company's maximum exposure to credit risk related to its financial assets is as follows:

(in thousands)	Note	December 31 2023	December 31 2022
Cash and cash equivalents	22	$ 546,527	$ 696,089
Trade receivables from provisional concentrate sales, net of fair value adjustment	11	5,360	2,516
Trade receivables from sales of cobalt	11	3,975	6,642
Refundable Deposit - 777 PMPA	25	8,717	8,073
Other accounts receivables	11	743	1,029
Maximum exposure to credit risk related to financial assets		$ 565,322	$ 714,349

5.4. Liquidity Risk

The Company has in place a rigorous planning and budgeting process to help determine the funds required to support the Company's normal operating requirements on an ongoing basis and its expansionary plans. The Company ensures that there are sufficient committed loan facilities to meet its short-term business requirements, taking into account its anticipated cash flows from operations and its holdings of cash and cash equivalents. As at December 31, 2023, the Company had cash and cash equivalents of $547 million (December 31, 2022 - $696 million) and working capital of $541 million (December 31, 2022 - $689 million).

The Company holds equity investments of several companies (Note 16) with a combined market value at December 31, 2023 of $247 million (December 31, 2022 - $256 million). The daily exchange traded volume of these shares, including the shares underlying the warrants, may not be sufficient for the Company to liquidate its position in a short period of time without potentially affecting the market value of the shares. These shares and warrants are held for strategic purposes and are considered long-term investments and therefore, as part of the Company's planning, budgeting and liquidity analysis process, these investments are not relied upon to provide operational liquidity.

The following table summarizes the timing associated with the Company's remaining contractual payments relating to its financial liabilities and performance share units liability. The table reflects the undiscounted cash flows of financial liabilities based on the earliest date on which the Company can be required to pay (assuming that the Company is in compliance with all of its obligations). The table includes both interest and principal cash flows, where applicable.

As at December 31, 2023

(in thousands)	2024	2025 - 2026	2027 - 2028	After 2028	Total
Accounts payable and accrued liabilities	$ 13,458	$ -	$ -	$ -	$ 13,458
Performance share units [1]	12,013	9,113	-	-	21,126
Total	$ 25,471	$ 9,113	$ -	$ -	$ 34,584

1) See Note 20.1 for estimated value per PSU at maturity and anticipated performance factor at maturity.

5.5. Currency Risk

The Company undertakes certain transactions denominated in Canadian dollars, including certain operating expenses and the acquisition of strategic long-term investments. As a result, the Company is exposed to fluctuations in the value of the Canadian dollar relative to the United States dollar. The carrying amounts of the Company's Canadian dollar denominated monetary assets and monetary liabilities at the end of the reporting period are as follows:

(in thousands)	December 31 2023	December 31 2022
Monetary assets		
Cash and cash equivalents	$ 1,729	$ 311
Accounts receivable	112	739
Long-term investments - common shares held	77,770	60,443
Long-term investments - warrants held	652	560
Other long-term assets	7,898	3,308
Total Canadian dollar denominated monetary assets	$ 88,161	$ 65,361
Monetary liabilities		
Accounts payable and accrued liabilities	$ 9,080	$ 8,180
Performance share units	17,303	16,971
Lease liability	5,892	1,315
Pension liability	4,624	3,524
Total Canadian dollar denominated monetary liabilities	$ 36,899	$ 29,990

The following tables detail the Company's sensitivity to a 10% increase or decrease in the Canadian dollar relative to the United States dollar, representing the sensitivity used when reporting foreign currency risk internally to key management personnel and represents management's assessment of the reasonably possible change in exchange rates.

(in thousands)	As at December 31, 2023	
	Change in Canadian Dollar	
	10% Increase	10% Decrease
Increase (decrease) in net earnings	$ (2,651)	$ 2,651
Increase (decrease) in other comprehensive income	7,777	(7,777)
Increase (decrease) in total comprehensive income	$ 5,126	$ (5,126)

(in thousands)	As at December 31, 2022	
	Change in Canadian Dollar	
	10% Increase	10% Decrease
Increase (decrease) in net earnings	$ (2,507)	$ 2,507
Increase (decrease) in other comprehensive income	6,044	(6,044)
Increase (decrease) in total comprehensive income	$ 3,537	$ (3,537)

5.6. Interest Rate Risk

The Company is exposed to interest rate risk on its outstanding borrowings and short-term investments. Presently, the Company has no outstanding borrowings, and historically all borrowings have been at floating interest rates. The Company monitors its exposure to interest rates and has not entered into any derivative contracts to manage this risk. During the years ended December 31, 2023 and 2022, the weighted average effective interest rate paid by the

Company on its outstanding borrowings was Nil, while the weighted average interest rate earned on its cash deposits in interest bearing accounts was 4.8% and 1.9%, respectively.

During the years ended December 31, 2023 and 2022, a fluctuation in interest rates of 100 basis points (1 percent) would not have impacted the amount of interest expensed by the Company.

During the years ended December 31, 2023 and 2022, a fluctuation in interest rates of 100 basis points (1 percent) would have impacted the amount of interest earned by approximately $7 million and $3 million, respectively.

5.7. Other Price Risk

The Company is exposed to equity price risk as a result of holding long-term investments in common shares of various companies. The Company does not actively trade these investments.

If equity prices had been 10% higher or lower at the respective balance sheet date, other comprehensive income for the years ended December 31, 2023 and 2022 would have increased/decreased by approximately $25 million for both years respectively, as a result of changes in the fair value of common shares held.

5.8. Fair Value Estimation

The Company classifies its fair value measurements within a fair value hierarchy, which reflects the significance of the inputs used in making the measurements as defined in IFRS 13 – Fair Value Measurements ("IFRS 13").

Level 1 - Unadjusted quoted prices at the measurement date for identical assets or liabilities in active markets.

Level 2 - Observable inputs other than quoted prices included in Level 1, such as quoted prices for similar assets and liabilities in active markets; quoted prices for identical or similar assets and liabilities in markets that are not active; or other inputs that are observable or can be corroborated by observable market data.

Level 3 - Unobservable inputs which are supported by little or no market activity.

The following table sets forth the Company's financial assets and liabilities measured at fair value by level within the fair value hierarchy. As required by IFRS 13, assets and liabilities are classified in their entirety based on the lowest level of input that is significant to the fair value measurement.

(in thousands)	Note	Total		Level 1		Level 2		Level 3
						December 31, 2023		
Cash and cash equivalents	22	$ 546,527	$	546,527	$	-	$	-
Trade receivables from provisional concentrate sales, net of fair value adjustment	11	5,360		-		5,360		-
Long-term investments - common shares held	16	246,026		246,026		-		-
Long-term investments - warrants held	16	652		-		652		-
		$ 798,565	$	792,553	$	6,012	$	-

(in thousands)	Note	Total		Level 1		Level 2		Level 3
						December 31, 2022		
Cash and cash equivalents	22	$ 696,089	$	696,089	$	-	$	-
Trade receivables from provisional concentrate sales, net of fair value adjustment	11	2,516		-		2,516		-
Long-term investments - common shares held	16	255,535		255,535		-		-
Long-term investments - warrants held	16	560		-		560		-
		$ 954,700	$	951,624	$	3,076	$	-

When balances are outstanding, the Company's bank debt (Note 17.1) is reported at amortized cost using the effective interest method. The carrying value of the bank debt approximates its fair value.

5.8.1. Valuation Techniques for Level 2 Assets

Accounts Receivable Arising from Sales of Metal Concentrates
The Company's trade receivables from provisional concentrate sales are valued based on forward prices of gold and silver to the expected date of final settlement (Note 6). As such, these receivables and/or liabilities are classified within Level 2 of the fair value hierarchy.

Long-Term Investments in Warrants Held
The fair value of the Company's long-term investments in warrants held that are not traded in an active market are determined using a Black-Scholes model based on assumptions including risk free interest rate, expected dividend yield, expected volatility and expected warrant life which are supported by observable current market conditions and as such are classified within Level 2 of the fair value hierarchy. The use of reasonably possible alternative assumptions would not significantly affect the Company's results.

6.   Revenue

(in thousands)	Years Ended December 31				
	2023			2022	
Sales					
Gold credit sales	$	644,131	63%	$ 529,698	50%
Silver					
Silver credit sales	$	257,041	25%	$ 400,372	38%
Concentrate sales		81,553	9%	70,631	6%
Total silver sales	$	338,594	34%	$ 471,003	44%
Palladium credit sales	$	18,496	2%	$ 32,160	3%
Cobalt sales	$	14,824	1%	$ 32,192	3%
Total sales revenue	$	1,016,045	100%	$ 1,065,053	100%

Gold, Silver and Palladium Credit Sales
Under certain PMPAs, precious metal is acquired from the mine operator in the form of precious metal credits, which is then sold through bullion banks. Revenue from precious metal credit sales is recognized at the time of the sale of such credits, which is also the date that control of the precious metal is transferred to the customer.

During the year ended December 31, 2023, sales to four financial institutions accounted for 34%, 20%, 12% and 11% of the Company's revenue as compared to sales to three financial institutions accounted for 29%, 24% and 20% of the Company's revenue during the comparable period of the previous year. The Company would not be materially affected should any of these financial institutions cease to buy precious metal credits from the Company as these sales would be redirected to alternate financial institutions.

Concentrate Sales
Under certain PMPAs, gold and/or silver is acquired from the mine operator in concentrate form, which is then sold under the terms of the concentrate sales contracts to third-party smelters or traders. Where the Company acquires precious metal in concentrate form, final precious metal prices are set on a specified future quotational period (the "Quotational Period") pursuant to the concentrate sales contracts with third-party smelters, typically one to three months after the shipment date, based on market prices for precious metal. The contracts, in general, provide for a provisional payment based upon provisional assays and quoted gold and silver prices. Final settlement is based upon the average applicable price for the Quotational Period applied to the actual number of precious metal ounces recovered calculated using confirmed smelter weights and settlement assays. Revenues and the associated cost of sales are recorded on a gross basis under these contracts at the time title passes to the customer, which is also the date that control of the precious metal is transferred to the customer. The Company has concluded that the adjustments relating to the final assay results for the quantity of concentrate sold are not significant and do not constrain the recognition of revenue.

Cobalt Sales
Cobalt is sold to a third-party sales agent who generally on-sells the cobalt to third party customers approved by Wheaton. Revenue from the sale of cobalt is recognized once the third-party customer and sales terms have been agreed to between Wheaton and the third-party sales agent, which is also the date that control of the cobalt is

transferred to the third-party sales agent. Should the sales agent retain the cobalt for their own use, revenue is recognized once the sales terms have been agreed to between Wheaton and the third-party sales agent and the product has been delivered, which is also the date that control of the cobalt is transferred to the third-party sales agent.

7. General and Administrative

			Years Ended December 31		
(in thousands)			2023		2022
Corporate					
Salaries and benefits		$	14,127	$	14,895
Depreciation			1,026		1,154
Professional fees			3,346		1,680
Business travel			1,141		950
Director fees			1,095		1,109
Business taxes			798		840
Audit and regulatory			3,211		2,845
Insurance			2,052		2,135
Other			3,964		3,469
General and administrative - corporate		$	30,760	$	29,077
Subsidiaries					
Salaries and benefits		$	4,287	$	4,327
Depreciation			466		434
Professional fees			607		539
Business travel			346		242
Director fees			199		200
Business taxes			238		276
Insurance			46		44
Other			1,216		692
General and administrative - subsidiaries		$	7,405	$	6,754
Consolidated general and administrative		$	38,165	$	35,831

8. Share Based Compensation

			Years Ended December 31		
(in thousands)	Note		2023		2022
Equity settled share based compensation [1]					
Stock options	19.2	$	2,607	$	2,366
RSUs	19.3		3,831		3,480
Cash settled share based compensation					
PSUs	20.1	$	16,306	$	14,214
Total share based compensation		$	22,744	$	20,060

1) Equity settled stock based compensation is a non-cash expense.

9.   Donations and Community Investments

		Years Ended December 31		
(in thousands)		2023		2022
Local donations and community investments [1]	$	2,649	$	2,333
Partner donations and community investments [2]		4,612		3,798
COVID-19 and community support and response fund [3]		-		165
Total donations and community investments	$	7,261	$	6,296

1) The Local Community Investment Program supports organizations in Vancouver and the Cayman Islands, where Wheaton's offices are located.
2) The Partner Community Investment Program supports the communities influenced by Mining Partners' operations.
3) Committed funding under this program has been fully disbursed.

10.   Other Income (Expense)

			Years Ended December 31		
(in thousands)	Note		2023		2022
Interest income		$	34,862	$	6,321
Dividends received from equity investments designated as FVTOCI [1] relating to investments held at the end of the period			2,316		453
Foreign exchange gain (loss)			51		890
Net gain (loss) arising on financial assets mandatorily measured at FVTNE [2]					
Gain (loss) on fair value adjustment of share purchase warrants held			(31)		(1,033)
Other			(2,927)		818
Total other income (expense)		$	34,271	$	7,449

1) FVTOCI refers to Fair Value through Other Comprehensive Income

2) FVTNE refers to Fair Value Through Net Earnings

11.   Accounts Receivable

			December 31		December 31
(in thousands)	Note		2023		2022
Trade receivables from provisional concentrate sales, net of fair value adjustment	6	$	5,360	$	2,516
Trade receivables from sales of cobalt	6		3,975		6,642
Other accounts receivable			743		1,029
Total accounts receivable		$	10,078	$	10,187

The trade receivables from sales of cobalt generally have extended payment terms with outstanding amounts being supported by a $3 million letter of credit.

12. Cobalt Inventory

The Company carries its cobalt inventory, which is recorded using weighted average costing, at the lower of cost or net realizable value. A summary of the inventory on hand at December 31, 2023 and December 31, 2022 is as follows:

(in thousands)		December 31 2023		December 31 2022
Cobalt Inventory, carried at:				
Cost	$	1,372	$	-
Net realizable value		-		10,530
Total cobalt inventory	$	1,372	$	10,530

At December 31, 2022, the Company recorded an inventory write down of $2 million. This inventory was fully sold during 2023, and no further inventory write down was required during 2023.

13. Mineral Stream Interests

	Year Ended December 31, 2023							
	Cost				Accumulated Depletion & Impairment [1]			
(in thousands)	Balance Jan 1, 2023	Additions	Disposal	Balance Dec 31, 2023	Balance Jan 1, 2023	Depletion	Balance Dec 31, 2023	Carrying Amount Dec 31, 2023
Gold interests								
Salobo	$ 3,059,876	$ 370,035	$ -	$ 3,429,911	$ (676,614)	$ (71,878)	$ (748,492)	$ 2,681,419
Sudbury [2]	623,864	-	-	623,864	(340,448)	(20,931)	(361,379)	262,485
Constancia	140,058	-	-	140,058	(44,475)	(15,318)	(59,793)	80,265
San Dimas	220,429	-	-	220,429	(64,564)	(11,143)	(75,707)	144,722
Stillwater [3]	239,352	-	-	239,352	(23,500)	(4,383)	(27,883)	211,469
Other [4]	545,391	152,169	(41,373)	656,187	(51,248)	(1,250)	(52,498)	603,689
	$ 4,828,970	$ 522,204	$ (41,373)	$ 5,309,801	$ (1,200,849)	$ (124,903)	$ (1,325,752)	$ 3,984,049
Silver interests								
Peñasquito	$ 524,626	$ -	$ -	524,626	$ (230,952)	$ (17,442)	$ (248,394)	$ 276,232
Antamina	900,343	-	-	900,343	(354,975)	(25,838)	(380,813)	519,530
Constancia	302,948	-	-	302,948	(110,001)	(13,364)	(123,365)	179,583
Other [5]	1,018,199	141,364	-	1,159,563	(565,103)	(12,347)	(577,450)	582,113
	$ 2,746,116	$ 141,364	$ -	$ 2,887,480	$ (1,261,031)	$ (68,991)	$ (1,330,022)	$ 1,557,458
Palladium interests								
Stillwater [3]	$ 263,721	$ -	$ -	$ 263,721	$ (36,909)	$ (6,145)	$ (43,054)	$ 220,667
Platinum interests								
Marathon	$ 9,428	$ 23	$ -	$ 9,451	$ -	$ -	$ -	$ 9,451
Cobalt interests								
Voisey's Bay [6]	$ 393,422	$ -	$ -	$ 393,422	$ (35,849)	$ (6,757)	$ (42,606)	$ 350,816
	$ 8,241,657	$ 663,591	$ (41,373)	$ 8,863,875	$ (2,534,638)	$ (206,796)	$ (2,741,434)	$ 6,122,441

1) Includes cumulative impairment charges to December 31, 2023 as follows: Pascua-Lama silver interest - $338 million; and Sudbury gold interest - $120 million.
2) Comprised of the Coleman, Copper Cliff, Garson, Stobie, Creighton, Totten and Victor gold interests.
3) Comprised of the Stillwater and East Boulder gold and palladium interests.
4) Comprised of the Minto, Copper World Complex, Marmato, Santo Domingo, Fenix, Blackwater, Marathon, Goose, Curipamba, Cangrejos and Curraghinalt gold interests. The additions to other gold interests includes: Blackwater - $40 million; Goose - $63 million; Cangrejos - $29 million; and Curraghinalt - $20 million.
5) Comprised of the Los Filos, Zinkgruvan, Stratoni, Neves-Corvo, Minto, Aljustrel, Loma de La Plata, Pascua-Lama, Copper World Complex, Marmato, Cozamin, Blackwater, Curipamba and Mineral Park silver interests. The additions to other silver interests includes: Blackwater - $141 million.
6) When cobalt is delivered to the Company it is recorded as inventory until such time as it is sold and the cost of the cobalt is recorded as a cost of sale. Depletion in this table for the Voisey's Bay cobalt interest is inclusive of depletion relating to inventory.

	Year Ended December 31, 2022									
	Cost				Accumulated Depletion & Impairment [1]					Carrying Amount
(in thousands)	Balance Jan 1, 2022	Additions (Reductions)	Disposal	Balance Dec 31, 2022	Balance Jan 1, 2022	Depletion	Disposal	Impairment (Charge) Reversal	Balance Dec 31, 2022	Dec 31, 2022
Gold interests										
Salobo	$3,059,876	$ -	$ -	$3,059,876	$ (621,937)	$ (54,677)	$ -	$ -	$ (676,614)	$2,383,262
Sudbury [2]	623,864	-	-	623,864	(316,695)	(23,753)	-	-	(340,448)	283,416
Constancia	140,058	-	-	140,058	(36,269)	(8,206)	-	-	(44,475)	95,583
San Dimas	220,429	-	-	220,429	(53,706)	(10,858)	-	-	(64,564)	155,865
Stillwater [3]	239,352	-	-	239,352	(19,567)	(3,933)	-	-	(23,500)	215,852
Other [4]	761,334	138,515	(354,458)	545,391	(396,542)	(1,252)	348,265	(1,719)	(51,248)	494,143
	$5,044,913	$ 138,515	$(354,458)	$4,828,970	$(1,444,716)	$(102,679)	$348,265	$ (1,719)	$(1,200,849)	$3,628,121
Silver interests										
Peñasquito	$ 524,626	$ -	$ -	$ 524,626	$ (202,608)	$ (28,344)	$ -	$ -	$ (230,952)	$ 293,674
Antamina	900,343	-	-	900,343	(320,291)	(34,684)	-	-	(354,975)	545,368
Constancia	302,948	-	-	302,948	(97,064)	(12,937)	-	-	(110,001)	192,947
Other [5]	1,438,974	4,519	(425,294)	1,018,199	(845,779)	(36,640)	306,986	10,330	(565,103)	453,096
	$3,166,891	$ 4,519	$(425,294)	$2,746,116	$(1,465,742)	$(112,605)	$306,986	$ 10,330	$(1,261,031)	$1,485,085
Palladium interests										
Stillwater [3]	$ 263,721	$ -	$ -	$ 263,721	$ (30,891)	$ (6,018)	$ -	$ -	$ (36,909)	$ 226,812
Platinum interests										
Marathon	$ -	$ 9,428	$ -	$ 9,428	$ -	$ -	$ -	$ -	$ -	$ 9,428
Cobalt interests										
Voisey's Bay [6]	$ 393,422	$ -	$ -	$ 393,422	$ (21,801)	$ (14,048)	$ -	$ -	$ (35,849)	$ 357,573
	$8,868,947	$ 152,462	$(779,752)	$8,241,657	$(2,963,150)	$(235,350)	$655,251	$ 8,611	$(2,534,638)	$5,707,019

1) Includes cumulative impairment charges to December 31, 2022 as follows: Pascua-Lama silver interest - $338 million; and Sudbury gold interest - $120 million.
2) Comprised of the Coleman, Copper Cliff, Garson, Stobie, Creighton, Totten and Victor gold interests.
3) Comprised of the Stillwater and East Boulder gold and palladium interests.
4) Comprised of the Minto, Copper World Complex, 777, Marmato, Santo Domingo, Fenix, Blackwater, Marathon, Goose and Curipamba gold interests. As the 777 mine has been permanently closed, the 777 PMPA has been reflected as a disposition, with the carrying value transferred to a long-term receivable. The additions to other gold interests includes: Marmato - $18 million; Fenix - $25 million; Marathon - $22 million; Curipamba - $10 million; Goose - $63 million.
5) Comprised of the Los Filos, Zinkgruvan, Yauliyacu, Stratoni, Keno Hill, Neves-Corvo, Minto, Aljustrel, Loma de La Plata, Pascua-Lama, Copper World Complex, 777, Marmato, Cozamin, Blackwater and Curipamba silver interests. The Keno Hill PMPA and the Yauliyacu PMPA were terminated on September 7, 2022 and December 14, 2022, respectively. As the 777 mine has been permanently closed, the 777 PMPA has been reflected as a disposition, with the carrying value transferred to a long-term receivable. The additions to other silver interests includes: Marmato - $1 million; and Curipamba - $3 million.
6) When cobalt is delivered to the Company it is recorded as inventory until such time as it is sold and the cost of the cobalt is recorded as a cost of sale. Depletion in this table for the Voisey's Bay cobalt interest is inclusive of depletion relating to inventory.

The value allocated to reserves is classified as depletable upon a mining operation achieving first production and is depleted on a unit-of-production basis over the estimated recoverable proven and probable reserves at the mine. The value associated with resources and exploration potential is allocated at acquisition and is classified as non-depletable until such time as it is transferred to the depletable category, generally as a result of the conversion of resources or exploration potential into reserves.

(in thousands)	December 31, 2023			December 31, 2022		
	Depletable	Non-Depletable	Total	Depletable	Non-Depletable	Total
Gold interests						
Salobo	$ 2,303,719	$ 377,700	$ 2,681,419	$ 1,990,789	$ 392,473	$ 2,383,262
Sudbury [1]	218,467	44,018	262,485	239,002	44,414	283,416
Constancia	74,758	5,507	80,265	89,097	6,486	95,583
San Dimas	55,428	89,294	144,722	51,459	104,406	155,865
Stillwater [2]	186,668	24,801	211,469	191,051	24,801	215,852
Other [3]	17,999	585,690	603,689	19,248	474,895	494,143
	$ 2,857,039	$ 1,127,010	$ 3,984,049	$ 2,580,646	$ 1,047,475	$ 3,628,121
Silver interests						
Peñasquito	$ 202,528	$ 73,704	$ 276,232	$ 219,969	$ 73,705	$ 293,674
Antamina	172,512	347,018	519,530	198,294	347,074	545,368
Constancia	169,527	10,056	179,583	182,171	10,776	192,947
Other [4]	130,462	451,651	582,113	139,424	313,672	453,096
	$ 675,029	$ 882,429	$ 1,557,458	$ 739,858	$ 745,227	$ 1,485,085
Palladium interests						
Stillwater [2]	$ 211,959	$ 8,708	$ 220,667	$ 218,104	$ 8,708	$ 226,812
Platinum interests						
Marathon	$ -	$ 9,451	$ 9,451	$ -	$ 9,428	$ 9,428
Cobalt interests						
Voisey's Bay	$ 321,454	$ 29,362	$ 350,816	$ 316,749	$ 40,824	$ 357,573
	$ 4,065,481	$ 2,056,960	$ 6,122,441	$ 3,855,357	$ 1,851,662	$ 5,707,019

1) Comprised of the Coleman, Copper Cliff, Garson, Stobie, Creighton, Totten and Victor gold interests.
2) Comprised of the Stillwater and East Boulder gold and palladium interests.
3) Comprised of the Minto, Copper World Complex, Marmato, Santo Domingo, Fenix, Blackwater, Marathon, Goose, Curipamba, Cangrejos and Curraghinalt gold interests.
4) Comprised of the Los Filos, Zinkgruvan, Stratoni, Neves-Corvo, Minto, Aljustrel, Loma de La Plata, Pascua-Lama, Copper World Complex, Marmato, Cozamin, Blackwater, Curipamba and Mineral Park silver interests.

Acquisition of Curipamba PMPA

On January 17, 2022, the Company entered into a PMPA (the "Curipamba PMPA") with Adventus Mining Corporation ("Adventus") in respect of gold and silver production from the Curipamba Project located in Ecuador (the "Curipamba Project"). Under the Curipamba PMPA, Wheaton will purchase an amount of gold equal to 50% of the payable gold production until 145,000 ounces have been delivered, thereafter dropping to 33% of payable gold production for the life of the mine and an amount of silver equal to 75% of the payable silver production until 4.6 million ounces have been delivered, thereafter dropping to 50% for the life of mine. Under the terms of the Curipamba PMPA, the Company is committed to pay Adventus total upfront cash consideration of $175.5 million, $13 million of which is available pre-construction and $500,000 of which will be paid to support certain local community development initiatives around the Curipamba Project. The initial payment of $13 million was paid on December 6, 2022. The remainder will be payable in four staged installments during construction, subject to various customary conditions being satisfied. In addition, Wheaton will make ongoing production payments for the gold and silver ounces delivered equal to 18% of the spot prices until the value of gold and silver delivered, net of the production payment, is equal to the upfront consideration of $175.5 million, at which point the production payment will increase to 22% of the spot prices.

Acquisition of Marathon PMPA

On January 26, 2022, the Company entered into a PMPA (the "Marathon PMPA") with Generation Mining Limited ("Gen Mining") in respect of gold and platinum production from the Marathon Project located in Ontario, Canada (the "Marathon Project"). Under the Marathon PMPA, Wheaton will purchase an amount of gold equal to 100% of the payable gold production until 150,000 ounces have been delivered, thereafter dropping to 67% of payable gold production for the life of the mine and an amount of platinum production equal to 22% of the payable platinum production until 120,000 ounces have been delivered, thereafter dropping to 15% for the life of mine. Under the terms of the Marathon PMPA, the Company is committed to pay Gen Mining total upfront cash consideration of $178 million (Cdn$240 million), $16 million (Cdn$20 million) of which was paid on March 31, 2022 and $15 million (Cdn$20 million) was paid on September 7, 2022. The remainder is to be paid in four staged installments during construction, subject to various customary conditions being satisfied and pre-determined completion tests. In addition, Wheaton will make ongoing production payments for the gold and platinum ounces delivered equal to 18% of the spot prices until the value of gold and platinum delivered, net of the production payment, is equal to the upfront consideration of Cdn$240 million, at which point the production payment will increase to 22% of the spot prices.

Acquisition and Partial Disposition of Goose PMPA

On February 8, 2022, the Company entered into a PMPA (the "Goose PMPA") with Sabina Gold & Silver Corp. ("Sabina") in respect of gold production from the Goose Project, part of Sabina's Back River Gold District located in Nunavut, Canada (the "Goose Project"). Under the Goose PMPA, Wheaton was to purchase an amount of gold equal to 4.15% of the payable gold production until 130,000 ounces have been delivered, dropping to 2.15% until 200,000 ounces have been delivered, and thereafter dropping to 1.5% of the payable gold production for the life of mine. Under the terms of the Goose PMPA, the Company was committed to pay Sabina an upfront payment of $125 million in four equal installments during construction of the Goose Project, subject to customary conditions. The initial payment of $31.25 million was paid on September 28, 2022, the second installment of $31.25 million was paid on December 6, 2022, the third installment of $31.25 million was paid on February 3, 2023 and the final installment of $31.25 million was paid on April 4, 2023.

On April 12, 2023, Sabina announced that shareholders approved the proposed acquisition by B2Gold Corp. ("B2Gold") of all the issued and outstanding common shares of Sabina. The transaction closed April 19, 2023. Subsequent to closing, B2Gold exercised the option to acquire 33% of the stream under the Goose PMPA in exchange for a cash payment in the amount of $46 million, resulting in a gain on partial disposal of the Goose PMPA in the amount of $5 million, calculated as follows:

(in thousands)		
Proceeds received on 33% buyback of Goose	$	46,400
Less: 33% carrying value		(41,373)
Gain on partial disposal of the Goose PMPA	$	5,027

In connection with the exercise of the option, the Company's attributable gold production has been modified such that the Company will purchase an amount of gold equal to 2.78% of the payable gold production until the Company has received 87,100 ounces of gold under the Goose PMPA, dropping to 1.44%, until 134,000 ounces have been delivered, and thereafter dropping to 1.0%.

In addition, Wheaton will make ongoing production payments for the gold ounces delivered equal to 18% of the spot gold price until the value of gold delivered, net of the production payment, is equal to the revised upfront consideration of $83.75 million, at which point the production payment will increase to 22% of the spot gold price.

Amendment to the Marmato PMPA

On March 21, 2022, the Company amended its PMPA with Aris Mining Corporation ("Aris Mining") in respect of the Marmato PMPA. Under the terms of the amended agreement, Wheaton will purchase 10.5% of the gold production and 100% of the silver production from the Marmato Upper and Lower mines until 310,000 ounces of gold and 2.15 million ounces of silver have been delivered, after which the stream drops to 5.25% of the gold production and 50% of the silver production for the life of mine. Under the terms of the amended Marmato PMPA, the Company is committed to pay Aris Mining total upfront cash payments of $175 million. Of this amount, $53 million has been paid and the remaining amount is payable during the construction of the Marmato Lower Mine, subject to customary conditions.

Termination of the Keno Hill PMPA

On October 2, 2008, the Company entered into a PMPA (the "Keno Hill PMPA") with Alexco Resource Corp. ("Alexco") to acquire an amount equal to 25% of the silver produced by Alexco's Keno Hill mine in Canada. On

September 7, 2022, Hecla Mining Company ("Hecla") completed the previously announced acquisition of all of the outstanding common shares of Alexco. In connection with this acquisition, the Company entered an agreement with Hecla to terminate the Keno Hill PMPA effective September 7, 2022 in exchange for 34,800,989 common shares of Hecla valued at $141 million (the "Hecla shares"), resulting in a gain on disposal of the Keno Hill PMPA in the amount of $104 million, calculated as follows:

(in thousands)		
Fair value of Hecla Mining Company shares received	$	140,596
Less: carrying value after impairment reversal, plus closing costs		(36,201)
Gain on disposal of the Keno Hill PMPA	$	104,395

The Company also recorded a $10.3 million gain on impairment reversal during the year ended December 31, 2022 associated with the termination of the Keno Hill PMPA.

Termination of the Yauliyacu PMPA
On March 23, 2006, the Company entered into a PMPA (the "Yauliyacu PMPA") with Glencore plc ("Glencore") in respect of the mine in Peru. Under the terms of the amended agreement, per annum the Company purchased an amount equal to 100% of the first 1.5 million ounces of silver for which an offtaker payment is due, and 50% of any excess. On August 18, 2022, the Company announced that it had entered into an agreement with Glencore to terminate the Yauliyacu PMPA for a cash payment of $150 million, less the aggregate value of any deliveries to Wheaton, prior to closing, of silver produced subsequent to December 31, 2021. On December 14, 2022 the Company received a cash payment of $132 million resulting in a gain on disposal of the Yauliyacu PMPA in the amount of $51 million, calculated as follows:

(in thousands)		
Proceeds received on disposal of Yauliyacu	$	131,937
Less: carrying value plus closing costs		(80,464)
Gain on disposal of the Yauliyacu PMPA	$	51,473

Acquisition of Cangrejos PMPA
On May 16, 2023, the Company entered into a PMPA (the "Cangrejos PMPA") with Lumina Gold Corp. ("Lumina") in respect of its 100% owned Cangrejos gold-copper project located in El Oro Province, Ecuador. Under the terms of the agreement, Wheaton will purchase 6.6% of the payable gold production until 700,000 ounces of gold have been delivered, at which point the stream will be reduced to 4.4% of the payable gold production for the life of the mine. Under the terms of the Cangrejos PMPA, the Company is committed to pay Lumina total upfront cash payments of $300 million, $48 million of which is available pre-construction, with the remainder to be paid in staged equal installments during construction of the mine, subject to various customary conditions being satisfied. As it relates to the $48 million, payments will be made in four installments, including (i) $12 million which was paid on closing; (ii) $17 million which was paid six months after closing on November 22, 2023; (iii) $15 million to be paid 12 months after closing; and (iv) $11 million that can be drawn upon for committed acquisition of surface rights.

In addition, Wheaton will make ongoing production payments for the gold ounces delivered equal to 18% of the spot gold price until the value of gold delivered, net of the production payment, is equal to the upfront consideration of $300 million, at which point the production payment will increase to 22% of the spot gold price.

Amendment to the Blackwater Gold PMPA
On December 13, 2021, the Company acquired the existing gold stream in respect of gold production from the Blackwater Project (the "Blackwater Gold PMPA"). On June 14, 2023, the Company amended the Blackwater Gold PMPA. Under the terms of the amended agreement, the Company is entitled to purchase an amount of gold equal to 8% of the payable gold production until 464,000 ounces have been delivered (previously 279,908 ounces), with this threshold to increase should there be a delay in the anticipated timing of deliveries. Once the threshold has been achieved, the Company's attributable gold production will drop to 4% of payable gold production for the life of the mine. In exchange for the amendment, the Company is committed to pay upfront cash consideration of $40 million, payable in four installments which has entirely been paid as at December 31, 2023.

Acquisition of Mineral Park PMPA
On October 24, 2023, the Company entered into a PMPA (the "Mineral Park PMPA") with Waterton Copper Corp., a subsidiary of Waterton Copper LP ("Waterton Copper"), in respect of silver production from the Mineral Park mine

located in Arizona, USA ("Mineral Park"). Under the Mineral Park PMPA, Wheaton will purchase an amount of silver equal to 100% of the payable silver production for the life of the mine. Under the terms of the Mineral Park PMPA, the Company is committed to pay Waterton Copper total upfront cash consideration of $115 million in four payments during construction through three installments of $25 million and a final installment of $40 million. In addition, Wheaton will make ongoing payments for the silver ounces delivered equal to 18% of the spot price of silver until the value of the silver delivered, net of the production payment, is equal to the upfront consideration of $115 million, at which point the production payment will increase to 22% of the spot price of silver. The Company has also entered into a loan agreement to provide a secured debt facility of up to $25 million to Origin Mining Company, LLC, the Mineral Park owner and affiliate of Waterton Copper, once the full upfront consideration has been paid (see Note 27).

Acquisition of Curraghinalt PMPA

On November 15, 2023, the Company entered into a PMPA for a gold stream in respect of Dalradian Gold's Curraghinalt Project (the "Curraghinalt PMPA"). The Curraghinalt project is located in Northern Ireland, United Kingdom. Under the Curraghinalt PMPA, the Company will purchase an amount of gold equal to 3.05% of the payable gold production until 125,000 ounces of gold has been delivered, at which point the stream will be reduced to 1.5% of the payable gold production for life of mine. Under the terms of the Curraghinalt PMPA, the Company paid $20 million on December 21, 2023 with an additional $55 million being paid during construction, subject to various customary conditions being satisfied. In addition, Wheaton will make ongoing payments for the gold ounces delivered equal to 18% of the spot price of gold until the value of the gold delivered, net of the production payment, is equal to the upfront consideration of $75 million, at which point the production payment will increase to 22% of the spot price of gold.

Salobo – Mill Throughput Expansion Payment

On November 21, 2023, Vale reported the successful completion of the throughput test for the first phase of the Salobo III project, with the Salobo complex exceeding an average of 32 million tonnes per annum ("Mtpa") over a 90-day period. Under the terms of the agreement, the Company paid Vale $370 million for the completion of the first phase of the Salobo III expansion project on December 1, 2023 (see Note 27 for more information).

14. Early Deposit Mineral Stream Interests

Early deposit mineral stream interests represent agreements relative to early stage development projects whereby Wheaton can choose not to proceed with the agreement once certain documentation has been received including, but not limited to, feasibility studies, environmental studies and impact assessment studies (please see Note 27 for more information). Once Wheaton has elected to proceed with the agreement, the carrying value of the stream will be transferred to Mineral Stream Interests.

The following table summarizes the early deposit mineral stream interests owned by the Company as of December 31, 2023:

Early Deposit Mineral Stream Interests	Mine Owner	Location of Mine	Upfront Consideration Paid to Date [1]	Upfront Consideration to be Paid [1,2]	Total Upfront Consideration[1]	Attributable Production to be Purchased Gold	Silver	Term of Agreement
Toroparu	Aris Mining	Guyana	$ 15,500	$ 138,000	$ 153,500	10%	50%	Life of Mine
Cotabambas	Panoro	Peru	14,000	126,000	140,000	25% [3]	100% [3]	Life of Mine
Kutcho	Kutcho	Canada	16,852	58,000	74,852	100%	100%	Life of Mine
			$ 46,352	$ 322,000	$ 368,352			

1) Expressed in thousands of United States dollars; excludes closing costs and capitalized interest, where applicable.
2) Please refer to Note 27 for details of when the remaining upfront consideration to be paid becomes due.
3) Once 90 million silver equivalent ounces attributable to Wheaton have been produced, the attributable production will decrease to 16.67% of gold production and 66.67% of silver production for the life of mine.

15. Mineral Royalty Interests

The following table summarizes mineral royalty interests owned by the Company as of December 31, 2023. To date, no revenue has been recognized and no depletion has been taken with respect to these royalty agreements.

Royalty Interests	Mine Owner	Location of Mine	Royalty [1]	Upfront Consideration Paid to Date [2]	Upfront Consideration to be Paid [2]	Total Upfront Consideration [2]
Metates	Chesapeake	Mexico	0.5% NSR	$ 3,000	$ -	$ 3,000
Brewery Creek [3]	Victoria Gold	Canada	2.0% NSR	3,529	-	3,529
Black Pine [4]	Liberty Gold	USA	0.5% NSR	3,600	-	3,600
Mt Todd [5]	Vista	Australia	1.0% GR	3,000	17,000	20,000
				$ 13,129	$ 17,000	$ 30,129

1) Abbreviation as follows: NSR = Net Smelter Return Royalty; and GR = Gross Royalty.
2) Expressed in thousands; excludes closing costs.
3) The Company paid $3 million for an existing 2.0% net smelter return royalty interests on the first 600,000 ounces of gold mined and a 2.75% net smelter returns royalty interest thereafter. The Brewery Creek Royalty agreement provides, among other things, that Golden Predator Mining Corp., (subsidiary of Victoria Gold) may reduce the 2.75% net smelter royalty interest to 2.125% on payment of the sum of Cdn $2 million to the Company.
4) Liberty Gold has been granted an option to repurchase 50% of the NSR for $4 million at any point in time up to the earlier of commercial production at Black Pine or January 1, 2030.
5) The Mt Todd royalty is at a rate of 1% of gross revenue with such rate being subject to increase to a maximum rate of 2%, depending on the timing associated with the achievement of certain operational milestones.

16. Long-Term Equity Investments

(in thousands)	December 31 2023	December 31 2022
Common shares held	$ 246,026	$ 255,535
Warrants held	652	560
Total long-term equity investments	$ 246,678	$ 256,095

Common Shares Held

						Year Ended December 31, 2023		
(in thousands)	Shares Owned (000's)	% of Outstanding Shares Owned	Fair Value at Dec 31, 2022	Cost of Additions	Proceeds of Disposition [1]	Fair Value Adjustment Gains (Losses) [2]	Fair Value at Dec 31, 2023	Realized Gain (Loss) on Disposal
Bear Creek	15,707	7.90%	$ 7,443	$ 526	$ -	$ (5,831)	$ 2,138	$ -
Sabina	-	0.00%	30,535	-	(48,832)	18,297	-	872
Kutcho	18,640	13.27%	3,097	-	-	(1,546)	1,551	-
Hecla	34,980	5.66%	194,668	-	(202)	(26,211)	168,255	73
B2Gold	12,025	0.92%	-	48,832	-	(10,738)	38,094	-
Other			19,792	16,826	(27)	(603)	35,988	(990)
Total			$ 255,535	$ 66,184	$ (49,061)	$ (26,632)	$ 246,026	$ (45)

1) The disposal of the Sabina shares was as a result of the acquisition of Sabina by B2Gold, while the partial disposition of the Hecla shares was made in order to capitalize on Hecla's share price appreciation.
2) Fair Value Gains (Losses) are reflected as a component of OCI.

							Year Ended December 31, 2022	
(in thousands)	Shares Owned (000's)	% of Outstanding Shares Owned	Fair Value at Dec 31, 2021	Cost of Additions	Proceeds of Disposition [1]	Fair Value Adjustment Gains (Losses) [2]	Fair Value at Dec 31, 2022	Realized Loss on Disposal
Bear Creek	13,264	8.65%	$ 12,764	$ -	$ -	$ (5,321)	$ 7,443	$ -
Sabina	31,095	5.58%	13,381	19,833	-	(2,679)	30,535	-
Kutcho	18,640	14.83%	-	11,721	-	(8,624)	3,097	-
Hecla	35,012	5.78%	-	141,450	-	53,218	194,668	-
Other			33,796	6,139	(4,601)	(15,542)	19,792	(3,797)
Total			$ 59,941	$ 179,143	$ (4,601)	$ 21,052	$ 255,535	$ (3,797)

1) Disposals during 2022 were made as a result of the acquisition of the companies to which the shares relate by unrelated third party entities.
2) Fair Value Gains (Losses) are reflected as a component of OCI.

The Company's long-term investments in common shares ("LTI's") are held for long-term strategic purposes and not for trading purposes. As such, the Company has elected to reflect any fair value adjustments, net of tax, as a component of other comprehensive income ("OCI"). The cumulative gain or loss will not be reclassified to net earnings on disposal of these long-term investments but is reclassified to retained earnings.

By holding these long-term investments, the Company is inherently exposed to various risk factors including currency risk, market price risk and liquidity risk.

17.   Credit Facilities

17.1. Sustainability-Linked Revolving Credit Facility
On June 22, 2023, the term of the Company's undrawn $2 billion revolving term loan ("Revolving Facility") was extended by an additional year, with the facility now maturing on June 22, 2028.

The Company's Revolving Facility has financial covenants which require the Company to maintain: (i) a net debt to tangible net worth ratio of less than or equal to 0.75:1; and (ii) an interest coverage ratio of greater than or equal to 3.00:1. Only cash interest expenses are included for the purposes of calculating the interest coverage ratio. The Company is in compliance with these debt covenants as at December 31, 2023 and 2022.

At the Company's option, amounts drawn under the Revolving Facility incur interest based on the Company's leverage ratio at either (i) the Secured Overnight Financing Rate ("SOFR") plus 1.10% to 2.15%; or (ii) the Bank of Nova Scotia's Base Rate plus 0.00% to 1.05%. Under both options, the interest rate shall not be less than 0%. In connection with the extension, the interest rate paid on drawn amounts will be adjusted by up to +/- 0.05% based upon the Company's performance in three sustainability-related areas including climate change, diversity and overall performance in sustainability. During the years ended December 31, 2023 and December 31, 2022, the stand-by fee rate was 0.20%.

The Revolving Facility, which is classified as a financial liability and reported at amortized cost using the effective interest method, can be drawn down at any time to finance acquisitions, investments or for general corporate purposes. In connection with the Revolving Facility, there is $5 million unamortized debt issue costs which have been recorded as a long-term asset under the classification Other (see Note 25).

17.2. Lease Liabilities
The lease liability on the Company's offices located in Vancouver, Canada and the Cayman Islands is as follows:

(in thousands)	December 31 2023	December 31 2022
Current portion	$ 604	$ 818
Long-term portion	5,625	1,152
Total lease liabilities	$ 6,229	$ 1,970

The maturity analysis, on an undiscounted basis, of these leases is as follows:

(in thousands)	December 31 2023
Not later than 1 year	$ 898
Later than 1 year and not later than 5 years	2,548
Later than 5 years	4,769
Total lease liabilities	$ 8,215

17.3. Finance Costs

A summary of the Company's finance costs associated with the above facilities during the period is as follows:

(in thousands)	Note	Years Ended December 31	
		2023	2022
Costs related to undrawn credit facilities	17.1	$ 5,162	$ 5,262
Interest expense - lease liabilities	17.2	207	91
Letters of guarantee	5.3	141	233
Total finance costs		$ 5,510	$ 5,586

18. Issued Capital

(in thousands)	Note	December 31 2023	December 31 2022
Issued capital			
Share capital issued and outstanding: 453,069,254 common shares (December 31, 2022: 452,318,526 common shares)	18.1	$ 3,777,323	$ 3,752,662

18.1. Shares Issued

The Company is authorized to issue an unlimited number of common shares having no par value and an unlimited number of preference shares issuable in series. As at December 31, 2023 and 2022, the Company had no preference shares outstanding.

A continuity schedule of the Company's issued and outstanding common shares from January 1, 2022 to December 31, 2023 is presented below:

	Number of Shares	Weighted Average Price
At January 1, 2022	450,863,952	
Share purchase options exercised [1]	493,129	Cdn$28.76
Restricted share units released [1]	87,838	Cdn$0.00
Dividend reinvestment plan [2]	873,607	US$38.75
At December 31, 2022	452,318,526	
Share purchase options exercised [1]	488,922	Cdn$32.82
Restricted share units released [1]	119,827	Cdn$0.00
Dividend reinvestment plan [2]	141,979	US$46.73
At December 31, 2023	453,069,254	

1) The weighted average price of share purchase options exercised and restricted share units released represents the respective exercise price.
2) The Company has implemented a dividend reinvestment plan ("DRIP") whereby shareholders can elect to have dividends reinvested directly into additional Wheaton common shares. The weighted average price for common shares issued under the DRIP represents the volume weighted average price of the common shares on the five trading days preceding the dividend payment date, less a discount of 1% where applicable.

At the Market Equity Program

The Company has established an at-the-market equity program (the "ATM Program") that allows the Company to issue up to $300 million worth of common shares from treasury ("Common Shares") to the public from time to time at the Company's discretion and subject to regulatory requirements. The ATM Program will be effective until the date that all Common Shares available for issue under the ATM Program have been issued or the ATM Program is terminated prior to such date by the Company or the agents.

Wheaton intends that the net proceeds from the ATM Program, if any, will be available as one potential source of funding for stream acquisitions and/or other general corporate purposes including the repayment of indebtedness. As at December 31, 2023 and 2022, the Company has not issued any shares under the ATM program.

18.2. Dividends Declared

	Years Ended December 31		
(in thousands, except per share amounts)	2023		2022
Dividends declared per share	$ 0.60		$ 0.60
Average number of shares eligible for dividend	452,906		451,577
Total dividends paid	$ 271,744		$ 270,946
Paid as follows:			
Cash	$ 265,109	98%	$ 237,097	88%
DRIP [1]	6,635	2%	33,849	12%
Total dividends paid	$ 271,744	100%	$ 270,946	100%
Shares issued under the DRIP	142		874

1) The Company has implemented a DRIP whereby shareholders can elect to have dividends reinvested directly into additional Wheaton common shares.

19. Reserves

(in thousands)	Note	December 31 2023	December 31 2022
Reserves			
Share purchase warrants	19.1	$ -	$ 83,077
Share purchase options	19.2	22,907	22,578
Restricted share units	19.3	8,006	8,142
Long-term investment revaluation reserve, net of tax	19.4	(71,004)	(47,250)
Total reserves		$ (40,091)	$ 66,547

19.1. Share Purchase Warrants

The Company's share purchase warrants ("warrants") are presented below:

	Number of Warrants	Weighted Average Exercise Price	Exchange Ratio	Share Purchase Warrants Reserve
Warrants outstanding at December 31, 2022	10,000,000	$ 43.75	1.00	$ 83,077
Expired	(10,000,000)	43.75	1.00	(83,077)
Warrants outstanding at December 31, 2023	-	$ 43.75	1.00	$ -

Each warrant entitled the holder the right to purchase one of the Company's common shares. The warrants expired unexercised on February 28, 2023.

19.2. Share Purchase Options

The Company has established an equity settled share purchase option plan whereby the Company's Board of Directors may, from time to time, grant options to employees or consultants. The maximum term of any share purchase option may be ten years, but generally options are granted with a term to expiry of five to seven years. The exercise price of an option is not less than the closing price on the TSX on the last trading day preceding the grant date. The vesting period of the options is determined at the discretion of the Company's Board of Directors at the time the options are granted, but generally vest over a period of two or three years.

Each share purchase option converts into one common share of Wheaton on exercise. No amounts are paid or payable by the recipient on receipt of the option. The options do not carry rights to dividends or voting rights. Options may be exercised at any time from the date of vesting to the date of their expiry, subject to certain black-out periods.

The Company expenses the fair value of share purchase options that are expected to vest on a straight-line basis over the vesting period using the Black-Scholes option pricing model to estimate the fair value for each option at the date of grant. The Black-Scholes model was developed for use in estimating the fair value of traded options that have no vesting restrictions. The model requires the use of subjective assumptions, including expected share price volatility. Historical data has been considered in setting the assumptions. Expected volatility is determined by considering the trailing 30-month historic average share price volatility. The weighted average fair value of share purchase options granted and principal assumptions used in applying the Black-Scholes option pricing model are as follows:

	Years Ended December 31	
	2023	2022
Black-Scholes weighted average assumptions		
Grant date share price and exercise price	Cdn$59.41	Cdn$60.00
Expected dividend yield	1.39%	1.32%
Expected volatility	30%	35%
Risk-free interest rate	3.40%	1.72%
Expected option life, in years	3.0	3.0
Weighted average fair value per option granted	Cdn$12.89	Cdn$13.84
Number of options issued during the period	316,580	283,440
Total fair value of options issued (000's)	$ 2,972	$ 3,069

The following table summarizes information about the options outstanding and exercisable at December 31, 2023:

Exercise Price (Cdn$)	Exercisable Options	Non-Exercisable Options	Total Options Outstanding	Weighted Average Remaining Contractual Life
$30.82	4,477	-	4,477	0.5 years
$31.85[1]	18,310	-	18,310	1.2 years
$32.47[1]	5,210	-	5,210	0.2 years
$32.93	121,210	-	121,210	0.2 years
$33.47	291,255	-	291,255	1.2 years
$49.86	156,693	79,873	236,566	4.2 years
$52.84[1]	21,052	14,091	35,143	4.2 years
$57.23[1]	-	45,820	45,820	6.2 years
$59.41	-	252,630	252,630	6.2 years
$60.00	73,578	148,556	222,134	5.2 years
$62.11[1]	11,840	25,426	37,266	5.2 years
	703,625	**566,396**	**1,270,021**	**3.7 years**

1) US$ share purchase options converted to Cdn$ using the exchange rate of 1.3226, being the Cdn$/US$ exchange rate at December 31, 2023.

A continuity schedule of the Company's outstanding share purchase options from January 1, 2022 to December 31, 2023 is presented below:

	Number of Options Outstanding	Weighted Average Exercise Price
At January 1, 2022	1,705,497	Cdn$34.40
Granted (fair value - $3 million or Cdn$13.84 per option)	283,440	60.00
Exercised	(493,129)	28.76
Forfeited	(17,508)	53.73
At December 31, 2022	1,478,300	Cdn$41.37
Granted (fair value - $3 million or Cdn$12.89 per option)	316,580	59.41
Exercised	(488,922)	32.82
Forfeited	(35,937)	59.44
At December 31, 2023	1,270,021	Cdn$48.47

As it relates to share purchase options, during the year ended December 31, 2023, the weighted average share price at the time of exercise was Cdn$63.74 per share, as compared to Cdn$57.96 per share during the comparable period in 2022.

19.3. Restricted Share Units ("RSUs")

The Company has established an RSU plan whereby RSUs will be issued to eligible employees or directors as determined by the Company's Board of Directors or the Company's Compensation Committee. RSUs give the holder the right to receive a specified number of common shares at the specified vesting date. RSUs generally vest over a period of two to three years. Compensation expense related to RSUs is recognized over the vesting period based upon the fair value of the Company's common shares on the grant date and the awards that are expected to vest. The fair value is calculated with reference to the closing price of the Company's common shares on the TSX on the business day prior to the date of grant.

RSU holders receive a cash payment based on the dividends paid on the Company's common shares in the event that the holder of a vested RSU has elected to defer the release of the RSU to a future date. This cash payment is reflected as a component of net earnings under the classification Share Based Compensation.

A continuity schedule of the Company's restricted share units outstanding from January 1, 2022 to December 31, 2023 is presented below:

	Number of RSUs Outstanding	Weighted Average Intrinsic Value at Date Granted
At January 1, 2022	350,058	$26.69
Granted (fair value - $4 million)	91,780	46.72
Released	(87,838)	28.85
Forfeited	(3,794)	39.95
At December 31, 2022	350,206	$31.25
Granted (fair value - $4 million)	93,990	43.35
Released	(119,827)	33.10
Forfeited	(8,033)	44.39
At December 31, 2023	316,336	$33.81

19.4. Long-Term Investment Revaluation Reserve

The Company's long-term investments in common shares (Note 16) are held for long-term strategic purposes and not for trading purposes. The Company has chosen to designate these long-term investments in common shares as financial assets with fair value adjustments being recorded as a component of OCI as it believes that this provides a more meaningful presentation for long-term strategic investments, rather than reflecting changes in fair value as a component of net earnings. As some of these long-term investments are denominated in Canadian dollars, changes in their fair value is affected by both the change in share price in addition to changes in the Cdn$/US$ exchange rate.

Where the fair value of a long-term investment in common shares held exceeds its tax cost, the Company recognizes a deferred income tax liability. To the extent that the value of the long-term investment subsequently declines, the deferred income tax liability is reduced. However, where the fair value of the long-term investment decreases below the tax cost, the Company does not recognize a deferred income tax asset on the unrealized capital loss unless it is probable that the Company will generate future capital gains that will offset the loss.

A continuity schedule of the Company's long-term investment revaluation reserve from January 1, 2022 to December 31, 2023 is presented below:

(in thousands)		Change in Fair Value	Deferred Tax Recovery (Expense)	Total
At January 1, 2022		$ (65,475)	$ (111)	$ (65,586)
Unrealized gain (loss) on LTIs [1]		21,052	(6,513)	14,539
Reallocate reserve to retained earnings upon disposal of LTIs [1]	16	3,797	-	3,797
At December 31, 2022		$ (40,626)	$ (6,624)	$ (47,250)
Unrealized gain (loss) on LTIs [1]		(26,632)	3,719	(22,913)
Reallocate reserve to retained earnings upon disposal of LTIs [1]		(841)	-	(841)
At December 31, 2023		$ (68,099)	$ (2,905)	$ (71,004)

1) LTIs refers to long-term investments in common shares held.

20. Share Based Compensation

The Company's share based compensation consists of share purchase options (Note 19.2), restricted share units (Note 19.3) and performance share units (Note 20.1). The accrued value of share purchase options and restricted share units are reflected as reserves in the shareholder's equity section of the Company's balance sheet while the accrued value associated with performance share units is reflected as an accrued liability.

20.1. Performance Share Units ("PSUs")

The Company has established a Performance Share Unit Plan ("the PSU plan") whereby PSUs will be issued to eligible employees as determined by the Company's Board of Directors or the Company's Compensation Committee. PSUs issued under the PSU plan entitle the holder to a cash payment at the end of a three year performance period equal to the number of PSUs granted, multiplied by a performance factor and multiplied by the fair market value of a Wheaton common share on the expiry of the performance period. The performance factor can range from 0% to 200% and is determined by comparing the Company's total shareholder return to those achieved by various peer companies, the Philadelphia Gold and Silver Index and the price of gold and silver.

Compensation expense for the PSUs is recorded on a straight-line basis over the three year vesting period. The amount of compensation expense is adjusted at the end of each reporting period to reflect (i) the fair value of common shares; (ii) the number of PSUs anticipated to vest; and (iii) the anticipated performance factor.

A continuity schedule of the Company's outstanding PSUs (assuming a performance factor of 100% is achieved over the performance period) and the Company's PSU accrual from January 1, 2022 to December 31, 2023 is presented below:

(in thousands, except for number of PSUs outstanding)	Number of PSUs Outstanding		PSU accrual liability
At January 1, 2022	513,510	$	26,305
Granted	129,140		-
Accrual related to the fair value of the PSUs outstanding	-		14,414
Foreign exchange adjustment	-		(870)
Paid	(186,730)		(18,411)
Forfeited	(11,300)		(199)
At December 31, 2022	444,620	$	21,239
Granted	135,690		-
Accrual related to the fair value of the PSUs outstanding	-		16,669
Foreign exchange adjustment	-		257
Paid	(191,980)		(16,675)
Forfeited	(15,870)		(364)
At December 31, 2023	372,460	$	21,126

A summary of the PSUs outstanding at December 31, 2023 is as follows:

Year of Grant	Year of Maturity	Number outstanding	Estimated Value Per PSU at Maturity	Anticipated Performance Factor at Maturity	Percent of Vesting Period Complete at Dec 31, 2023		PSU Liability at Dec 31, 2023
2021	2024	126,590	$50.94	200%	93%	$	12,013
2022	2025	118,240	$50.27	193%	60%		6,866
2023	2026	127,630	$49.51	133%	27%		2,247
		372,460				$	21,126

21. Earnings per Share ("EPS") and Diluted Earnings per Share ("Diluted EPS")

Diluted earnings per share is calculated using the treasury method which assumes that outstanding share purchase options and warrants, with exercise prices that are lower than the average market price of the Company's common shares for the relevant period, are exercised and the proceeds are used to purchase shares of the Company at the average market price of the common shares for the relevant period.

Diluted EPS is calculated based on the following weighted average number of shares outstanding:

(in thousands)	Years Ended December 31	
	2023	2022
Basic weighted average number of shares outstanding	452,814	451,570
Effect of dilutive securities		
Share purchase options	318	425
Restricted share units	331	349
Diluted weighted average number of shares outstanding	453,463	452,344

The following table lists the number of share purchase options and share purchase warrants excluded from the computation of diluted earnings per share because the exercise prices exceeded the average market value of the common shares of Cdn$60.58, compared to Cdn$50.55 for the comparable period in 2022.

	Years Ended December 31	
(in thousands)	2023	2022
Share purchase options	37	337
Share purchase warrants	-	10,000
Total	37	10,337

22. Supplemental Cash Flow Information

Change in Non-Cash Working Capital

	Years Ended December 31			
(in thousands)		2023		2022
Change in non-cash working capital				
Accounts receivable	$	(264)	$	2,023
Accounts payable and accrued liabilities		867		(1,318)
Other		1,309		868
Total change in non-cash working capital	$	1,912	$	1,573

Non-Cash Transactions – Receipt of Shares as Consideration for Disposal of Long-Term Equity Investments
During the year ended December 31, 2023, the Company received common shares valued at $48 million (2022 - $4.6 million) as consideration for the disposal of long-term equity investments (Note 16).

Non-Cash Transactions – Receipt of Shares as Consideration for Termination of Keno Hill PMPA
As more fully described in notes 13 and 16, on September 7, 2022, the Company terminated the Keno Hill PMPA in exchange for 34,800,989 common shares of Hecla valued at $141 million.

Non-Cash Transactions – Termination of Convertible Note Receivable and Non-Revolving Term Loan
On February 18, 2022, the Company terminated the previously outstanding Kutcho Convertible Note and non-revolving term loan in exchange for shares of Kutcho valued at $6.7 million in addition to certain other modifications to the Kutcho Early Deposit Agreement (Note 14).

Cash and Cash Equivalents

(in thousands)	December 31 2023	December 31 2022
Cash and cash equivalents comprised of:		
Cash	$ 211,430	$ 170,155
Cash equivalents	335,097	525,934
Total cash and cash equivalents	$ 546,527	$ 696,089

Cash equivalents include short-term deposits, treasury bills, commercial paper, bankers' depository notes and bankers' acceptances with terms to maturity at inception of less than three months.

23.   Income Taxes

A summary of the Company's income tax expense (recovery) is as follows:

Income Tax Expense (Recovery) in Net Earnings

	Years Ended December 31	
(in thousands)	2023	2022
Current income tax expense (recovery)	$ (2,372)	$ 8,746
Deferred income tax expense (recovery) related to:		
Origination and reversal of temporary differences	$ 2,427	$ 32,430
Write down (reversal of write down) or recognition of prior period temporary differences	1,359	(40,667)
Total deferred income tax expense (recovery)	$ 3,786	$ (8,237)
Total income tax expense (recovery) recognized in net earnings	$ 1,414	$ 509

Income Tax Expense (Recovery) in Other Comprehensive Income

	Years Ended December 31	
(in thousands)	2023	2022
Income tax expense (recovery) related to LTIs - common shares held	$ (3,719)	$ 6,513

Income Tax Expense (Recovery) in Shareholders' Equity[1]

	Years Ended December 31	
(in thousands)	2023	2022
Current income tax expense (recovery)	$ -	$ (5,932)
Deferred income tax expense (recovery) related to:		
Origination and reversal of temporary differences	$ -	$ 5,932
Write down (reversal of write down) or recognition of prior period temporary differences	$ -	$ (4,143)
Total deferred income tax expense (recovery)	$ -	$ 1,789
Total income tax expense (recovery) recognized in equity	$ -	$ (4,143)

1) Income tax expense (recovery) in shareholders' equity relates to share financing fees. Share financing fees are deducted over a five-year period for Canadian income tax purposes. For accounting purposes, share financing fees are charged directly to issued capital.

Income Tax Rate Reconciliation

The provision for income taxes differs from the amount that would be obtained by applying the statutory income tax rate to consolidated earnings before income taxes due to the following:

(in thousands)		Years Ended December 31 2023		2022
Earnings before income taxes	$	539,058	$	669,635
Canadian federal and provincial income tax rates		27.00%		27.00%
Income tax expense (recovery) based on above rates	$	145,546	$	180,781
Non-deductible portion of capital losses (non-taxable portion of capital gains)		-		(1,052)
Non-deductible stock based compensation and other		1,656		1,529
Differences in tax rates in foreign jurisdictions [1]		(147,991)		(142,869)
Current period unrecognized temporary differences		844		2,787
Write down (reversal of write down) or recognition of prior period temporary differences		1,359		(40,667)
Total income tax expense (recovery) recognized in net earnings	$	1,414	$	509

1) During the year ended December 31, 2023, the Company's subsidiaries generated net earnings of $551 million, as compared to $532 million during the comparable period of the prior year.

The majority of the Company's income generating activities is conducted by its 100% owned subsidiary, Wheaton Precious Metals International Ltd., which operates in the Cayman Islands and is not subject to income tax.

Global Minimum Tax

The Company is within the scope of global minimum tax under the OECD Pillar Two model rules ("Pillar Two"). Subject to tax legislation enacting Pillar Two being passed in the jurisdictions where the Company and its subsidiaries operate, the group is liable to pay a top-up tax for any deficiency between the minimum tax rate of 15% and the effective tax rate per jurisdiction. The Canadian parent company, as well as its Luxembourg subsidiary (Silver Wheaton Luxembourg S.a.r.l., or "Silver Wheaton Luxembourg") have an effective tax rate that exceeds 15% or are in a loss position. The group's subsidiaries that operate in the Cayman Islands have an effective tax rate of 0%. For the years ended December 31, 2023 and 2022, the Cayman Islands subsidiaries had net earnings of $551 million and $532 million, respectively.

The Company does not operate in any jurisdiction where Pillar Two legislation was effective as for the year ended December 31, 2023 and 2022 and therefore the Company has no related current tax expense associated with global minimum tax.

Jurisdictional updates are as follows:

Canada

On August 4, 2023, the Canadian Federal Government released draft Pillar Two implementing legislation as a new act, the Global Minimum Tax Act ("GMTA"), for public comment. The public consultation period on the draft legislation ended September 29, 2023. If enacted, the GMTA would implement a 15% global minimum tax for fiscal years that begin on or after December 31, 2023. If enacted as drafted, the proposed Canadian rules in the GMTA would apply to the income of the Company's Cayman Island subsidiaries from January 1, 2024.

Luxembourg

Pillar Two legislation was enacted in Luxembourg on December 22, 2023. The rules are applicable from January 1, 2024. As discussed above, Silver Wheaton Luxembourg has an effective tax rate in excess of 15%. The Luxembourg Pillar Two legislation also contains an undertaxed profits rule which is effective January 1, 2025, that would allow Luxembourg to collect Pillar Two top-up taxes related to the Company's subsidiaries operating in the Cayman Islands if the GMTA were not enacted in Canada. Given the Canadian government's stated intent to enact the GMTA, the Company does not expect the Luxembourg Pillar Two legislation to have a material impact on the Company.

Cayman Islands

To date, the government of the Cayman Islands has indicated that they do not intend to enact Pillar Two Legislation.

Current Income Taxes (Payable) Receivable

The movement in current income taxes (payable) receivable for the years ended December 31, 2023 and 2022 is as follows:

(in thousands)	Current Taxes (Payable) Recoverable
Current taxes payable - December 31, 2021	$ (132)
Current income tax expense - income statement	(8,746)
Current income tax recovery - shareholders' equity	5,932
Income taxes paid	171
Foreign exchange adjustments	12
Current taxes payable - December 31, 2022	$ (2,763)
Current income tax recovery - income statement	2,372
Income taxes paid	6,192
Foreign exchange adjustments	134
Current taxes recoverable - December 31, 2023	$ 5,935

Deferred Income Taxes

The recognized deferred income tax assets and liabilities are offset on the balance sheet and relate to Canada, except for the foreign withholding tax. The movement in deferred income tax assets and liabilities for the years ended December 31, 2023 and December 31, 2022, respectively, is shown below:

Recognized deferred income tax assets and liabilities	Year Ended December 31, 2023				
	Opening Balance	Recovery (Expense) Recognized In Net Earnings	Recovery (Expense) Recognized In OCI	Recovery (Expense) Recognized In Shareholders' Equity	Closing Balance
Deferred tax assets					
Non-capital loss carryforward [1]	$ -	$ 810	$ -	$ -	$ 810
Capital loss carryforward	792	40	124	-	956
Other [2]	4,256	(121)	-	-	4,135
Deferred tax liabilities					
Debt financing fees [3]	(774)	(44)	-	-	(818)
Unrealized gains on long-term investments	(8,006)	(4)	3,595	-	(4,415)
Mineral stream interests [4]	3,732	(4,400)	-	-	(668)
Foreign withholding tax	(165)	(67)	-	-	(232)
Total	$ (165)	$ (3,786)	$ 3,719	$ -	$ (232)

1) As at December 31, 2023, the Company had recognized the tax effect on $3 million of non-capital losses against deferred tax liabilities.
2) Other includes capital assets, cobalt inventory, charitable donation carryforward, and PSU and pension liabilities.
3) Debt and share financing fees are deducted over a five-year period for Canadian income tax purposes. For accounting purposes, debt financing fees are deducted over the term of the credit facility and share financing fees are charged directly to issued capital.
4) The Company's position, as reflected in its filed Canadian income tax returns and consistent with the terms of the PMPAs, is that the cost of the precious metal acquired under the Canadian PMPAs is equal to the market value while a deposit is outstanding (where applicable to an agreement), and the cash cost thereafter. For accounting purposes, the cost of the mineral stream interests is depleted on a unit-of-production basis as described in Note 4.2.

| | | Year Ended December 31, 2022 | | | | |
Recognized deferred income tax assets and liabilities		Opening Balance	Recovery (Expense) Recognized In Net Earnings	Recovery (Expense) Recognized In OCI	Recovery (Expense) Recognized In Shareholders' Equity	Closing Balance
Deferred tax assets						
Non-capital loss carryforward	$	6,967 $	(5,178) $	- $	(1,789) $	-
Capital loss carryforward		-	277	515	-	792
Other		1,325	2,739	192	-	4,256
Deferred tax liabilities						
Interest capitalized for accounting		(87)	87	-	-	-
Debt and share financing fees		(737)	(37)	-	-	(774)
Kutcho Convertible Note		-	112	(112)	-	-
Unrealized gains on long-term investments		(170)	(728)	(7,108)	-	(8,006)
Mineral stream interests		(7,298)	11,030	-	-	3,732
Foreign withholding tax		(100)	(65)	-	-	(165)
Total	$	(100) $	8,237 $	(6,513) $	(1,789) $	(165)

Deferred income tax assets in Canada not recognized are shown below:

(in thousands)		December 31 2023		December 31 2022
Mineral stream interests	$	8,804	$	7,369
Other		2,376		1,575
Unrealized losses on long-term investments		12,912		13,069
Total	$	24,092	$	22,013

1)   As at December 31, 2023, the Company had fully recognized the tax effect of non-capital losses.

Deferred income taxes have not been provided on the temporary difference relating to investments in foreign subsidiaries for which the Company can control the timing of and manner in which funds are repatriated and does not plan to repatriate funds to Canada in the foreseeable future that would be subject to tax. The temporary difference relating to investments in foreign subsidiaries is $2.1 billion as at December 31, 2023, all of which is anticipated to reverse in the future and be exempt from tax on repatriation, leaving $Nil that would be taxable on repatriation.

At December 31, 2023, the Company has available non-capital losses for Canadian income tax purposes which may be carried forward to reduce taxable income in future years. If not utilized, the non-capital losses in the amount of $3 million will expire in 2043.

24.   Other Current Assets

The composition of other current assets is shown below:

(in thousands)	Note		December 31 2023		December 31 2022
Prepaid expenses		$	2,628	$	2,856
Other			871		431
Total other current assets		$	3,499	$	3,287

25. Other Long-Term Assets

The composition of other long-term assets is shown below:

(in thousands)	Note	December 31 2023	December 31 2022
Intangible assets		$ 1,886	$ 2,270
Debt issue costs - Revolving Facility	17.1	5,496	5,757
Refundable deposit - 777 PMPA		8,717	8,073
Subscription Rights		4,510	-
Other		5,861	3,691
Total other long-term assets		$ 26,470	$ 19,791

Subscription Rights
The subscription rights were converted to common shares during the first quarter of 2024 and will be reclassified to Long-Term Equity Investments.

Refundable Deposit – 777 PMPA
On August 8, 2012, the Company entered into a PMPA with Hudbay in respect to the 777 mine (Note 13). Under the terms of the 777 PMPA, should the market value of gold and silver delivered to Wheaton through the initial 40 year term of the contract, net of the per ounce cash payment, be lower than the initial $455 million upfront consideration, the Company is entitled to a refund of the difference (the “Refundable Deposit”) at the conclusion of the 40 year term. On June 22, 2022, Hudbay announced that mining activities at the 777 mine have concluded after the reserves were depleted and closure activities have commenced. The balance of the Refundable Deposit is $78 million.

At December 31, 2022, the Company derecognized the 777 PMPA and recognized a long-term receivable, with interest to be accreted on a quarterly basis until maturity which is August 8, 2052. The Company estimated that a credit facility with similar terms and conditions would have an interest rate of 8%, resulting in the Refundable Deposit having a fair value of $8 million at December 31, 2022, resulting in a $2 million impairment on the 777 PMPA.

26. Related Party Transactions

Compensation of Key Management Personnel
Key management personnel compensation, including directors, is as follows:

(in thousands)	Years Ended December 31 2023	Years Ended December 31 2022
Short-term benefits [1]	$ 7,755	$ 8,666
Post-employment benefits	909	829
PSUs [2]	9,341	8,557
Equity settled stock based compensation (a non-cash expense) [3]	3,987	3,537
Total executive compensation	$ 21,992	$ 21,589

1) Short-term employee benefits include salaries, bonuses payable within twelve months of the balance sheet date and other annual employee benefits.
2) As more fully disclosed in Note 20.1, PSU compensation expense is recorded on a straight-line basis over the three year vesting period, with the expense being adjusted at the end of each reporting period to reflect (i) the fair value of common shares; (ii) the number of PSUs anticipated to vest; and (iii) the anticipated performance factor.
3) As more fully disclosed in Notes 19.2 and 19.3, equity settled stock based compensation expense is recorded on a straight-line basis over the vesting period.

27. Commitments and Contingencies

Mineral Stream Interests

The following tables summarize the Company's commitments to make per-ounce or per pound cash payments for gold, silver, palladium, platinum and cobalt to which it has the contractual right pursuant to the PMPAs:

Per Ounce Cash Payment for Gold

Mineral Stream Interests	Attributable Payable Production to be Purchased	Per Ounce Cash Payment [1]		Term of Agreement	Date of Original Contract
Constancia	50%	$	420 [2]	Life of Mine	8-Aug-12
Salobo	75%	$	425	Life of Mine	28-Feb-13
Sudbury	70%	$	400	20 years	28-Feb-13
San Dimas	variable [3]	$	631	Life of Mine	10-May-18
Stillwater	100%		18% [4]	Life of Mine	16-Jul-18
Marathon	100% [5]		18% [4]	Life of Mine	26-Jan-22
Other					
Minto	100% [6]		50% [6]	Life of Mine	20-Nov-08
Copper World	100%	$	450	Life of Mine	10-Feb-10
Marmato	10.5% [5]		18% [4]	Life of Mine	5-Nov-20
Santo Domingo	100% [5]		18% [4]	Life of Mine	24-Mar-21
Fenix	6% [5]		18% [4]	Life of Mine	15-Nov-21
Blackwater	8% [5]		35%	Life of Mine	13-Dec-21
Curipamba	50% [5]		18% [4]	Life of Mine	17-Jan-22
Goose	2.78% [5]		18% [4]	Life of Mine	8-Feb-22
Cangrejos	6.6% [5]		18% [4]	Life of Mine	16-May-23
Platreef [8]	62.5% [5]	$	100 [5]	Life of Mine [5]	7-Dec-21
Curraghinalt	3.05% [5]		18% [4]	Life of Mine	15-Nov-23
Kudz Ze Kayah [8]	6.875% [7]		20%	Life of Mine	22-Dec-21
Early Deposit					
Toroparu	10%	$	400	Life of Mine	11-Nov-13
Cotabambas	25% [5]	$	450	Life of Mine	21-Mar-16
Kutcho	100%		20%	Life of Mine	14-Dec-17

1) The production payment is measured as either a fixed amount per ounce of gold delivered, or as a percentage of the spot price of gold on the date of delivery. Contracts where the payment is a fixed amount per ounce of gold delivered are subject to an annual inflationary increase, with the exception of Sudbury. Additionally, should the prevailing market price for gold be lower than this fixed amount, the per ounce cash payment will be reduced to the prevailing market price, subject to an annual inflationary factor.
2) Subject to an increase to $550 per ounce of gold after the initial 40-year term.
3) Under the terms of the San Dimas PMPA, the Company is entitled to an amount equal to 25% of the payable gold production plus an additional amount of gold equal to 25% of the payable silver production converted to gold at a fixed gold to silver exchange ratio of 70:1 from the San Dimas mine. If the average gold to silver price ratio decreases to less than 50:1 or increases to more than 90:1 for a period of 6 months or more, then the "70" shall be revised to "50" or "90", as the case may be, until such time as the average gold to silver price ratio is between 50:1 to 90:1 for a period of 6 months or more in which event the "70" shall be reinstated. Currently, the fixed gold to silver exchange ratio is 70:1.
4) To be increased to 22% once the market value of all metals delivered to Wheaton, net of the per ounce cash payment, exceeds the initial upfront cash deposit.
5) Under certain PMPAs, the Company's attributable gold percentage will be reduced once certain thresholds are achieved:
   a. Marathon – reduced to 67% once the Company has received 150,000 ounces of gold.
   b. Marmato – reduced to 5.25% once Wheaton has received 310,000 ounces of gold.
   c. Santo Domingo – reduced to 67% once the Company has received 285,000 ounces of gold.
   d. Fenix – reduced to 4% once the Company has received 90,000 ounces of gold, with a further reduction to 3.5% once the Company has received 140,000 ounces.
   e. Blackwater – reduced to 4% once the Company has received 464,000 ounces of gold.
   f. Curipamba – reduced to 33% once the Company has received 145,000 ounces of gold.
   g. Goose – reduced to 1.44% once the Company has received 87,100 ounces of gold, with a further reduction to 1% once the Company has received 134,000 ounces.
   h. Cangrejos – reduced to 4.4% once the Company has received 700,000 ounces of gold.
   i. Platreef - reduced to 50% once the Company has received 218,750 ounces of gold, with a further reduction to 3.125% once the Company has received 428,300 ounces, at which point the per ounce cash payment increases to 80% of the spot price of gold. If certain thresholds are met, including if production through the Platreef project concentrator achieves 5.5 Mtpa, the 3.125% residual gold stream will terminate.
   j. Curraghinalt – reduced to 1.5% once the Company has received 125,000 ounces of gold.
   k. Cotabambas – reduced to 16.67% once the Company has received 90 million silver equivalent ounces.
6) The Company is committed to acquire 100% of the first 30,000 ounces of gold produced per annum and 50% thereafter. On May 13, 2023, Minto Metals Corp., announced the suspension of operations at the Minto mine. Prior to this, the parties were in discussions in connection with a possible restructuring of the Minto PMPA. During that negotiation period, the cash payment per ounce of gold delivered was set at 90% of spot price. Following the May 13 announcement, and as negotiations were not successful, the price of deliveries of gold reverts to 50% of spot price as set out in the existing Minto PMPA.
7) Under the Kudz Ze Kayah PMPA, the Company will be entitled to purchase staged percentages of produced gold ranging from 6.875% to 7.375% until 330,000 ounces of gold are produced and delivered, thereafter reducing to a range of 5.625% to 6.125% until a further 59,800 ounces of gold are produced and delivered, further reducing to a range of 5% to 5.5% until a further 270,200 ounces of gold are produced and delivered for a total of 660,000 ounces of gold thereafter ranging between 6.25% and 6.75%.
8) On November 15, 2023, the Company entered into the Orion Purchase Agreement (Note 29) to acquire the Platreef and Kudz Ze Kayah PMPAs. Closing of the Orion Purchase Agreement occurred on February 27, 2024.

Per Ounce Cash Payment for Silver

Mineral Stream Interests	Attributable Payable Production to be Purchased	Per Ounce Cash Payment [1]	Term of Agreement	Date of Original Contract
Peñasquito	25%	$ 4.50	Life of Mine	24-Jul-07
Constancia	100%	$ 6.20 [2]	Life of Mine	8-Aug-12
Antamina	33.75%	20%	Life of Mine	3-Nov-15
Other				
Los Filos	100%	$ 4.68	25 years	15-Oct-04
Zinkgruvan	100%	$ 4.68	Life of Mine	8-Dec-04
Stratoni	100%	$ 11.54	Life of Mine	23-Apr-07
Neves-Corvo	100%	$ 4.46	50 years	5-Jun-07
Aljustrel	100% [3]	50%	50 years	5-Jun-07
Minto	100% [4]	$ 4.39	Life of Mine	20-Nov-08
Pascua-Lama	25%	$ 3.90	Life of Mine	8-Sep-09
Copper World	100%	$ 3.90	Life of Mine	10-Feb-10
Loma de La Plata	12.5%	$ 4.00	Life of Mine	n/a [5]
Marmato	100% [6]	18% [7]	Life of Mine	5-Nov-20
Cozamin	50% [6]	10%	Life of Mine	11-Dec-20
Blackwater	50% [6]	18% [7]	Life of Mine	13-Dec-21
Curipamba	75%	18% [7]	Life of Mine	17-Jan-22
Mineral Park	100%	18% [7]	Life of Mine	24-Oct-23
Kudz Ze Kayah [9]	6.875 [8]	20%	Life of Mine	22-Dec-21
Early Deposit				
Toroparu	50%	$ 3.90	Life of Mine	11-Nov-13
Cotabambas	100% [6]	$ 5.90	Life of Mine	21-Mar-16
Kutcho	100%	20%	Life of Mine	14-Dec-17

1) The production payment is measured as either a fixed amount per unit of silver delivered, or as a percentage of the spot price of silver on the date of delivery. Contracts where the payment is a fixed amount per ounce of silver delivered are subject to an annual inflationary increase, with the exception of Loma de La Plata. Additionally, should the prevailing market price for silver be lower than this fixed amount, the per ounce cash payment will be reduced to the prevailing market price, subject to an annual inflationary factor.
2) Subject to an increase to $9.90 per ounce of silver after the initial 40-year term.
3) Wheaton only has the rights to silver contained in concentrate containing less than 15% copper at the Aljustrel mine. On September 12, 2023, it was announced that the production of the zinc and lead concentrates at the Aljustrel mine will be halted from September 24, 2023 until the second quarter of 2025.
4) On May 13, 2023, Minto Metals Corp. announced the suspension of operations at the Minto mine.
5) Terms of the agreement not yet finalized.
6) Under certain PMPAs, the Company's attributable silver percentage will be reduced once certain thresholds are achieved:
    a. Marmato – reduced to 50% once the Company has received 2.15 million ounces of silver.
    b. Cozamin – reduced to 33% once the Company has received 10 million ounces of silver.
    c. Blackwater – reduced to 33% once the Company has received 17.8 million ounces of silver.
    d. Cotabambas – reduced to 66.67% once the Company has received 90 million silver equivalent ounces.
7) To be increased to 22% once the total market value of all metals delivered to the Company, net of the per ounce cash payment, exceeds the initial upfront cash deposit.
8) Under the Kudz Ze Kayah PMPA, the Company will be entitled to purchase: staged percentages of produced silver ranging from 6.875% to 7.375% until 43.30 million ounces of silver are produced and delivered, thereafter reducing to a range of 5.625% to 6.125% until a further 7.96 million ounces of silver are produced and delivered, further reducing to a range of 5% to 5.5% until a further 35.34 million ounces of silver are produced and delivered for a total of 86.6 million ounces of silver and thereafter ranging between 6.25% and 6.75%.
9) On November 15, 2023, the Company entered into the Orion Purchase Agreement (Note 29) to acquire the Kudz Ze Kayah PMPA. Closing of the Orion Purchase Agreement occurred on February 27, 2024.

Per Ounce Cash Payment for Palladium and Platinum and Per Pound for Cobalt

Mineral Stream Interests	Attributable Payable Production to be Purchased	Per Unit of Measurement Cash Payment [1]	Term of Agreement	Date of Original Contract
Palladium				
Stillwater	4.5% [2]	18% [3]	Life of Mine	16-Jul-18
Platreef [4]	5.25% [2]	30% [2]	Life of Mine [2]	7-Dec-21
Platinum				
Marathon	22% [2]	18% [3]	Life of Mine	26-Jan-22
Platreef [4]	5.25% [2]	30% [2]	Life of Mine [2]	7-Dec-21
Cobalt				
Voisey's Bay	42.4% [2]	18% [3]	Life of Mine	11-Jun-18

1) The production payment is measured as either a fixed amount per unit of metal delivered, or as a percentage of the spot price of the underlying metal on the date of delivery.
2) Under certain PMPAs, the Company's attributable metal percentage will be reduced once certain thresholds are achieved:
    a. Stillwater – reduced to 2.25% once the Company has received 375,000 ounces of palladium, with a further reduction to 1% once the Company has received 550,000 ounces.
    b. Platreef – reduced to 3% once the Company has received 350,000 ounces of combined palladium and platinum, with a further reduction to 0.1% once the Company has received a combined 485,115 ounces, at which point the per ounce cash payment increases to 80% of the spot price of palladium and platinum. If certain thresholds are met, including if production through the Platreef project concentrator achieves 5.5 Mtpa, the 0.1% residual palladium and platinum stream will terminate.
    c. Marathon – reduced to 15% once the Company has received 120,000 ounces of platinum.
    d. Voisey's Bay – reduced to 21.2% once the Company has received 31 million pounds of cobalt.
3) To be increased to 22% once the market value of all metals delivered to Wheaton, net of the per unit cash payment, exceeds the initial upfront cash deposit.
4) On November 15, 2023, the Company entered into the Orion Purchase Agreement (Note 29) to acquire the Platreef PMPA. Closing of the Orion Purchase Agreement occurred on February 27, 2024.

Other Contractual Obligations and Contingencies

(in thousands)	Projected Payment Dates [1]				Total
	2024	2025 - 2026	2027 - 2028	After 2028	
Payments for mineral stream interests & royalty					
Salobo [2]	$ 163,000	$ -	$ 16,000	$ 64,000	$ 243,000
Marathon	15,122	136,096	-	-	151,218
Cangrejos	19,300	126,000	126,000	-	271,300
Marmato	80,032	41,968	-	-	122,000
Santo Domingo	-	260,000	-	-	260,000
Copper World [3]	-	231,150	-	-	231,150
Curipamba	250	162,000	-	-	162,250
Mineral Park	115,000	-	-	-	115,000
Platreef	411,500	-	-	-	411,500
Curraghinalt	-	55,000	-	-	55,000
Kudz Ze Kayah	43,500	-	-	-	43,500
Fenix Gold	25,000	-	-	-	25,000
Mt Todd Royalty	17,000	-	-	-	17,000
Loma de La Plata	-	-	-	32,400	32,400
Payments for early deposit mineral stream interest					
Cotabambas	-	-	-	126,000	126,000
Toroparu	-	-	-	138,000	138,000
Kutcho	-	-	29,000	29,000	58,000
Leases liabilities	898	1,211	1,338	4,769	8,216
Total contractual obligations	$ 890,602	$ 1,013,425	$ 172,338	$ 394,169	$ 2,470,534

1) Projected payment date based on management estimate. Dates may be updated in the future as additional information is received.
2) As more fully explained below, the expansion payment relative to the Salobo III expansion project is dependent on the timing and size of the throughput expansion.
3) Figure includes contingent transaction costs of $1 million.

Salobo

The Salobo mine historically had a mill throughput capacity of 24 Mtpa and is currently ramping up to full capacity of 36 Mtpa, expected in the fourth quarter of 2024. On November 21, 2023, the Company and Vale jointly announced the successful completion of the throughput test for the first phase of the Salobo III expansion project, with the Salobo complex exceeding an average throughput of 32 Mtpa over a 90-day period. As a result, Wheaton paid Vale $370 million on December 1, 2023, representing the amount due for completion of the first phase of the Salobo III expansion project.

The remaining balance of the expansion payment is dependent on the timing of completion and will be triggered once Vale expands actual throughput above 35 Mtpa for a period of 90 days. If actual throughput is expanded above 35 Mtpa by January 1, 2031, Wheaton will be required to make additional payments to Vale based on the size of the expansion and the timing of completion. The set payments range from a total of $52 million if throughput is expanded beyond 35 Mtpa by January 1, 2031, to up to $163 million if throughput is expanded beyond 35 Mtpa by January 1, 2025.

In addition, Wheaton will be required to make annual payments of between $5.1 million to $8.5 million for a 10-year period following payment of the expansion payments if the Salobo mine implements a high-grade mine plan, with payments to be made for each year the high-grade plan is achieved.

Marathon

Under the terms of the Marathon PMPA, the Company is committed to pay additional upfront cash payments of $151 million (Cdn$200 million), which is to be paid in four staged installments during construction of the Marathon project, subject to various customary conditions being satisfied.

Cangrejos

Under the terms of the Cangrejos PMPA, which had a closing date of May 16, 2023, the Company is committed to pay additional upfront consideration of $271 million. Of this amount, $15 million is to be paid 12 months after the closing date, $4 million can be drawn upon for committed acquisition of surface rights and the remainder is to be paid in four staged equal installments during construction of the mine, subject to various customary conditions being satisfied.

Marmato

Under the terms of the Marmato PMPA, the Company is committed to pay Aris Mining additional upfront cash payments of $122 million, payable during the construction of the Marmato Lower Mine development portion of the Marmato mine, subject to customary conditions.

Santo Domingo

Under the terms of the Santo Domingo PMPA, the Company is committed to pay Capstone Copper Corp., ("Capstone") additional upfront cash payments of $260 million, which is payable during the construction of the Santo Domingo project, subject to customary conditions being satisfied, including Capstone attaining sufficient financing to cover total expected capital expenditures.

Copper World Complex

The Company is committed to pay Hudbay total upfront cash payments of $230 million in two installments, with the first $50 million being advanced upon Hudbay's receipt of permitting for the Copper World Complex and other customary conditions and the balance of $180 million being advanced once project costs incurred on the Copper World Complex exceed $98 million and certain other customary conditions. Under the Copper World Complex PMPA, the Company is permitted to elect to pay the deposit in cash or the delivery of common shares. Additionally, the Company will be entitled to certain delay payments, including where construction ceases in any material respect, or if completion is not achieved within agreed upon timelines.

Curipamba

Under the terms of the Curipamba PMPA, the Company is committed to pay additional upfront cash payments of $162.3 million, which includes $250,000 which will be paid to support certain local community development initiatives around the Curipamba Project. The payments will be payable in four staged installments during construction, subject to various customary conditions being satisfied.

Mineral Park

Under the terms of the Mineral Park PMPA, the Company is committed to pay total upfront cash payments of $115 million in four payments during construction through three installments of $25 million and a final installment of $40 million.

Platreef

Under the terms of the Platreef PMPA (Note 29), upon closing of the Orion Purchase Agreement, which occurred on February 27, 2024, the Company paid a total upfront cash payment of $412 million to Orion Resource Partners ("Orion").

Curraghinalt

Under the terms of the Curraghinalt PMPA, the Company is committed to pay additional upfront cash payments of $55 million to be paid to an affiliate of Dalradian Gold during construction of the Curraghinalt project.

Kudz Ze Kayah

Under the terms of the Kudz Ze Kayah PMPA (Note 29), upon closing of the Orion Purchase Agreement, which occurred on February 27, 2024, the Company paid a total upfront cash payment of $39 million to Orion with an additional $5 million contingency payment due to Orion if the KZK project achieves certain milestones.

Fenix

Under the terms of the Fenix PMPA, the Company is committed to pay Rio2 Limited ("Rio2") additional upfront cash payments of $25 million, payable subject to Rio2's receipt of its Environmental Impact Assessment ("EIA") for the Fenix Project, and certain other conditions. On December 20, 2023, Rio2 announced that it had received approval for the EIA, however other conditions remain outstanding.

Mt Todd Royalty

Under the terms of the royalty agreement with Vista, the Company is committed to pay additional upfront cash payment of $17 million to advance Mt. Todd and for general corporate purposes.

Loma de La Plata

Under the terms of the Loma de La Plata PMPA, the Company is committed to pay Pan American Silver Corp., ("PAAS") total upfront cash payments of $32 million following the satisfaction of certain conditions, including PAAS receiving all necessary permits to proceed with the mine construction and the Company finalizing the definitive terms of the PMPA.

Cotabambas

Under the terms of the Cotabambas Early Deposit Agreement, the Company is committed to pay Panoro additional upfront cash payments of $126 million. Following the delivery of a bankable definitive feasibility study, environmental study and impact assessment, and other related documents (collectively, the "Cotabambas Feasibility Documentation"), and receipt of permits and construction commencing, the Company may then advance the remaining deposit or elect to terminate the Cotabambas Early Deposit Agreement. If the Company elects to terminate, the Company will be entitled to a return of the portion of the amounts advanced less $2 million payable upon certain triggering events occurring.

Toroparu

Under the terms of the Toroparu Early Deposit Agreement, the Company is committed to pay a subsidiary of Aris Mining an additional $138 million, payable on an installment basis to partially fund construction of the mine. Aris Mining is to deliver certain feasibility documentation. Prior to the delivery of this feasibility documentation, Wheaton may elect to (i) not proceed with the agreement or (ii) not pay the balance of the upfront consideration and reduce the gold stream percentage from 10% to 0.909% and the silver stream percentage from 50% to nil. If option (i) is chosen, Wheaton will be entitled to a return of the amounts advanced less $2 million. If Wheaton elects option (ii), Aris Mining may elect to terminate the agreement and Wheaton will be entitled to a return of the amount of the deposit already advanced less $2 million.

Kutcho

Under the terms of the Kutcho Early Deposit Agreement, the Company is committed to pay Kutcho additional upfront cash payments of $58 million, which will be advanced on an installment basis to partially fund construction of the mine once certain conditions have been satisfied.

Taxes – Canada Revenue Agency – 2013 to 2016 Taxation Years - Domestic Reassessments

The Company received Notices of Reassessment in 2018, 2019, and 2022 for the 2013 to 2016 taxation years in which the Canada Revenue Agency ("CRA") is seeking to change the timing of the deduction of upfront payments with respect to the Company's PMPAs relating to Canadian mining assets, so that the cost of precious metal acquired under these Canadian PMPAs is equal to the cash cost paid on delivery plus an amortized amount of the upfront payment determined on a units-of-production basis over the estimated recoverable reserves, and where applicable, resources and exploration potential at the respective mine (the "Domestic Reassessments").

In total, the Company expects the Domestic Reassessments to have assessed tax, interest and other penalties of approximately $2 million.

Management believes the Company's position, as reflected in its filed Canadian income tax returns and consistent with the terms of the PMPAs, that the cost of the precious metal acquired under the Canadian PMPAs is equal to the market value while a deposit is outstanding, and the cash cost thereafter, is correct. The Company has filed Notices of Objection and paid 50% of the disputed amounts in order to challenge the Domestic Reassessments.

Tax Contingencies

Due to the size, complexity and nature of the Company's operations, various legal and tax matters are outstanding from time to time, including audits and disputes.

Under the terms of the settlement with the CRA of the transfer pricing dispute relating to the 2005 to 2010 taxation years (the "CRA Settlement"), income earned outside of Canada by the Company's foreign subsidiaries will not be subject to tax in Canada under transfer pricing rules. The CRA Settlement principles apply to all taxation years after 2010 subject to there being no material change in facts or change in law or jurisprudence. The CRA is not restricted under the terms of the CRA Settlement from issuing reassessments on some basis other than transfer pricing which could result in some or all of the income of the Company's foreign subsidiaries being subject to tax in Canada.

It is not known or determinable by the Company when any ongoing audits by CRA of international and domestic transactions will be completed, or whether reassessments will be issued, or the basis, quantum or timing of any such potential reassessments, and it is therefore not practicable for the Company to estimate the financial effect, if any, of any ongoing audits.

From time to time there may also be proposed legislative changes to law or outstanding legal actions that may have an impact on the current or prior periods, the outcome, applicability and impact of which is also not known or determinable by the Company.

General

By their nature, contingencies will only be resolved when one or more future events occur or fail to occur. The assessment of contingencies inherently involves the exercise of significant judgment and estimates of the outcome of future events. If the Company is unable to resolve any of these matters favorably, there may be a material adverse impact on the Company's financial performance, cash flows or results of operations. In the event that the Company's estimate of the future resolution of any of the foregoing matters changes, the Company will recognize the effects of the change in its consolidated financial statements in the appropriate period relative to when such change occurs.

28. Segmented Information

Operating Segments

The Company's reportable operating segments, which are the components of the Company's business where discrete financial information is available and which are evaluated on a regular basis by the Company's Chief Executive Officer ("CEO"), who is the Company's chief operating decision maker, for the purpose of assessing performance, are summarized in the tables below:

(in thousands)	Sales	Cost of Sales	Depletion	Gain on Disposal [1]	Net Earnings	Cash Flow From Operations	Total Assets
							Year Ended December 31, 2023
Gold							
Salobo [5]	$ 399,936	$ 85,382	$ 71,878	$ -	$ 242,676	$ 314,555	$ 2,681,419
Sudbury [2, 5]	37,432	7,596	20,931	-	8,905	29,554	262,485
Constancia	95,672	20,315	15,318	-	60,039	75,357	80,265
San Dimas	82,656	26,499	11,143	-	45,014	56,157	144,722
Stillwater	16,842	2,989	4,383	-	9,470	13,853	211,469
Other [3]	11,593	6,191	1,250	-	4,152	5,137	603,689
Total gold interests	$ 644,131	$ 148,972	$ 124,903	$ -	$ 370,256	$ 494,613	$ 3,984,049
Silver							
Peñasquito [5]	$ 101,514	$ 19,010	$ 17,442	$ -	$ 65,062	$ 82,504	$ 276,232
Antamina	86,855	17,203	25,838	-	43,814	69,652	519,530
Constancia	50,913	13,197	13,364	-	24,352	37,716	179,583
Other [4]	99,312	22,886	12,347	5,027	69,106	74,272	582,113
Total silver interests	$ 338,594	$ 72,296	$ 68,991	$ 5,027	$ 202,334	$ 264,144	$ 1,557,458
Palladium							
Stillwater	$ 18,496	$ 3,360	$ 6,145	$ -	$ 8,991	$ 15,135	$ 220,667
Platinum							
Marathon	$ -	$ -	$ -	$ -	$ -	$ -	$ 9,451
Cobalt							
Voisey's Bay [5]	$ 14,824	$ 3,543	$ 14,395	$ -	$ (3,114)	$ 15,071	$ 350,816
Total mineral stream interests	$ 1,016,045	$ 228,171	$ 214,434	$ 5,027	$ 578,467	$ 788,963	$ 6,122,441
Other							
General and administrative					$ (38,165)	$ (36,025)	
Share based compensation					(22,744)	(16,675)	
Donations and community investments					(7,261)	(7,039)	
Finance costs					(5,510)	(4,230)	
Other					34,271	32,007	
Income tax					(1,414)	(6,192)	
Total other					$ (40,823)	$ (38,154)	$ 908,744
Consolidated					$ 537,644	$ 750,809	$ 7,031,185

1) See Note 13 for more information.
2) Comprised of the operating Coleman, Copper Cliff, Garson, Creighton and Totten gold interests as well as the non-operating Stobie and Victor gold interests.
3) Where a gold interest represents less than 10% of the Company's sales, gross margin or aggregate asset book value and is not evaluated on a regular basis by the Company's CEO for the purpose of assessing performance, the gold interest has been summarized under Other gold interests. Other gold interests comprised of the operating Marmato gold interest as well as the non-operating Minto, Copper World, 777, Santo Domingo, Fenix, Blackwater, Curipamba, Marathon, Goose, Cangrejos and Curraghinalt gold interests. On June 22, 2022, Hudbay announced that mining activities at 777 have concluded and closure activities have commenced. On May 13, 2023, Minto announced the suspension of operations at the Minto mine.
4) Where a silver interest represents less than 10% of the Company's sales, gross margin or aggregate asset book value and is not evaluated on a regular basis by the Company's CEO for the purpose of assessing performance, the silver interest has been summarized under Other silver interests. Other silver interests comprised of the operating Los Filos, Zinkgruvan, Neves-Corvo, Marmato and Cozamin silver interests as well as the non-operating Stratoni, Aljustrel, Minto, Pascua-Lama, Copper World, 777, Navidad, Blackwater, Curipamba and Mineral Park silver interests. On June 22, 2022, Hudbay announced that mining activities at 777 have concluded and closure activities have commenced. On May 13, 2023, Minto announced the suspension of operations at the Minto mine. On September 12, 2023, it was announced that the production of zinc and lead concentrates at Aljustrel will be halted from September 24, 2023 until the second quarter of 2025.
5) As it relates to mine operator concentration risk:
   a. The counterparty obligations under the Salobo, Sudbury and Voisey's Bay PMPAs are guaranteed by the parent company Vale. Total revenues relative to Vale PMPAs during the year ended December 31, 2023 were 45% of the Company's total revenue.
   b. The counterparty obligations under the Peñasquito PMPA are guaranteed by the parent company Newmont Corporation ("Newmont"). Total revenues relative to Newmont during the year ended December 31, 2023 were 10% of the Company's total revenue.
   c. The counterparty obligations under the Constancia and 777 PMPA are guaranteed by the parent company Hudbay Minerals Inc ("Hudbay"). Total revenues relative to Hudbay during the year ended December 31, 2023 were 15% of the Company's total revenue.

   Should any of these mine operators become unable or unwilling to fulfill their obligations under their agreements with the Company, there could be a material adverse impact on the Company including, but not limited to, the Company's revenue, net income and cash flows from operations

Notes to the Consolidated Financial Statements

Years Ended December 31, 2023 and 2022 (US Dollars)

Year Ended December 31, 2022

(in thousands)	Sales	Cost of Sales	Depletion	Impairment Reversal / Gain on Disposal [1]	Net Earnings (Loss)	Cash Flow From Operations	Total Assets
Gold							
Salobo [5]	$ 296,145	$ 68,211	$ 54,677	$ -	$ 173,257	$ 227,933	$ 2,383,262
Sudbury [2, 5]	39,211	8,706	23,753	-	6,752	30,789	283,416
Constancia	54,868	12,520	8,206	-	34,142	42,348	95,583
San Dimas	75,238	26,053	10,858	-	38,327	49,186	155,865
Stillwater	16,583	2,983	3,933	-	9,667	13,600	215,852
Other [3]	47,653	19,995	1,252	(1,719)	24,687	27,610	494,143
Total gold interests	$ 529,698	$ 138,468	$ 102,679	$ (1,719)	$ 286,832	$ 391,466	$ 3,628,121
Silver							
Peñasquito [5]	$ 174,635	$ 34,657	$ 28,344	$ -	$ 111,634	$ 139,978	$ 293,674
Antamina [5]	107,794	21,622	34,684	-	51,488	85,824	545,368
Constancia	44,798	12,440	12,937	-	19,421	32,358	192,947
Other [4, 5]	143,776	46,339	36,640	166,198	226,995	96,251	453,096
Total silver interests	$ 471,003	$ 115,058	$ 112,605	$ 166,198	$ 409,538	$ 354,411	$ 1,485,085
Palladium							
Stillwater	$ 32,160	$ 5,687	$ 6,018	$ -	$ 20,455	$ 26,472	$ 226,812
Platinum							
Marathon	$ -	$ -	$ -	$ -	$ -	$ -	$ 9,428
Cobalt							
Voisey's Bay	$ 32,192	$ 8,408	$ 10,650	$ -	$ 13,134	$ 28,178	$ 357,573
Total mineral stream interests	$ 1,065,053	$ 267,621	$ 231,952	$ 164,479	$ 729,959	$ 800,527	$ 5,707,019
Other							
General and administrative					$ (35,831)	$ (35,073)	
Share based compensation					(20,060)	(18,411)	
Donations and community investments					(6,296)	(5,706)	
Finance costs					(5,586)	(4,135)	
Other					7,449	6,393	
Income tax					(509)	(171)	
Total other					$ (60,833)	$ (57,103)	$ 1,052,887
Consolidated					$ 669,126	$ 743,424	$ 6,759,906

1) See Notes 13 for more information.
2) Comprised of the operating Coleman, Copper Cliff, Garson, Creighton and Totten gold interests as well as the non-operating Stobie and Victor gold interests.
3) Where a gold interest represents less than 10% of the Company's sales, gross margin or aggregate asset book value and is not evaluated on a regular basis by the Company's CEO for the purpose of assessing performance, the gold interest has been summarized under Other gold interests. Other gold interests comprised of the operating Minto and Marmato gold interests as well as the non-operating 777, Copper World, Santo Domingo, Blackwater, Fenix, Goose, Marathon and Curipamba gold interests. On June 22, 2022, Hudbay announced that mining activities at 777 have concluded and closure activities have commenced. On May 13, 2023, Minto announced the suspension of operations at the Minto mine.
4) Where a silver interest represents less than 10% of the Company's sales, gross margin or aggregate asset book value and is not evaluated on a regular basis by the Company's CEO for the purpose of assessing performance, the silver interest has been summarized under Other silver interests. Other silver interests comprised of the operating Los Filos, Zinkgruvan, Neves-Corvo, Aljustrel, Minto, Cozamin and Marmato silver interests, the non-operating 777, Loma de La Plata, Stratoni, Pascua-Lama, Copper World, Blackwater and Curipamba silver interests and the previously owned Yauliyacu and Keno Hill silver interests. The Stratoni mine was placed into care and maintenance during Q4-2021. On June 22, 2022, Hudbay announced that mining activities at 777 have concluded and closure activities have commenced. On May 13, 2023, Minto announced the suspension of operations at the Minto mine. On September 12, 2023, it was announced that the production of zinc and lead concentrates at Aljustrel will be halted from September 24, 2023 until the second quarter of 2025. On September 7, 2022, the Keno Hill PMPA was terminated in exchange for $141 million of Hecla common stock. On December 14, 2022 the Yauliyacu PMPA was terminated in exchange for a cash payment of $132 million.
5) As it relates to mine operator concentration risk:
   a. The counterparty obligations under the Salobo, Sudbury and Voisey's Bay PMPAs are guaranteed by the parent company Vale. Total revenues relative to Vale PMPAs during the year ended December 31, 2022 were 35% of the Company's total revenue.
   b. The counterparty obligations under the Antamina PMPA and the Yauliyacu PMPA (which is included as part of Other silver interests) are guaranteed by the parent company Glencore plc ("Glencore") and its subsidiary. Total revenues relative to Glencore PMPAs during the year ended December 31, 2022 were 14% of the Company's total revenue.
   c. The counterparty obligations under the Peñasquito PMPA are guaranteed by the parent company Newmont Corporation ("Newmont"). Total revenues relative to Newmont during the year ended December 31, 2022 were 16% of the Company's total revenue.
   Should any of these mine operators become unable or unwilling to fulfill their obligations under their agreements with the Company, there could be a material adverse impact on the Company including, but not limited to, the Company's revenue, net income and cash flows from operations

WHEATON PRECIOUS METALS 2023 ANNUAL REPORT - FINANCIAL STATEMENTS [55]

Geographical Areas

The Company's geographical information, which is based on the location of the mining operations to which the mineral stream interests relate, are summarized in the tables below:

	Sales Year Ended Dec 31, 2023		Carrying Amount at December 31, 2023					
(in thousands)			Gold Interests	Silver Interests	Palladium Interests	Platinum Interests	Cobalt Interests	Total
North America								
Canada	$ 60,163	6%	$ 708,402	$ 141,292	$ -	$ 9,451	$ 350,816	$ 1,209,961
United States	35,337	3%	211,470	971	220,667	-	-	433,108
Mexico	200,146	20%	144,719	396,490	-	-	-	541,209
Europe								
Greece	-	0%	-	-	-	-	-	-
Portugal	33,375	3%	-	17,516	-	-	-	17,516
Sweden	48,177	5%	-	27,017	-	-	-	27,017
UK	-	0%	20,198	-	-	-	-	20,198
South America								
Argentina/Chile [1]	-	0%	-	253,514	-	-	-	253,514
Argentina	-	0%	-	10,889	-	-	-	10,889
Chile	-	0%	56,538	-	-	-	-	56,538
Brazil	399,936	39%	2,681,419	-	-	-	-	2,681,419
Peru	233,442	23%	80,265	699,107	-	-	-	779,372
Ecuador	-	0%	39,455	3,779	-	-	-	43,234
Colombia	5,469	1%	41,583	6,883	-	-	-	48,466
Consolidated	$ 1,016,045	100%	$ 3,984,049	$ 1,557,458	$ 220,667	$ 9,451	$ 350,816	$ 6,122,441

1) Includes the Pascua-Lama project, which straddles the border of Argentina and Chile.

	Sales Year Ended Dec 31, 2022		Carrying Amount at December 31, 2022					
(in thousands)			Gold Interests	Silver Interests	Palladium Interests	Platinum Interests	Cobalt Interests	Total
North America								
Canada	$ 124,710	12%	$ 668,011	$ 450	$ -	$ 9,428	$ 357,573	$ 1,035,462
United States	48,743	5%	215,852	566	226,812	-	-	443,230
Mexico	266,367	25%	155,863	423,103	-	-	-	578,966
Europe								
Greece	3,291	0%	-	-	-	-	-	-
Portugal	25,728	2%	-	18,366	-	-	-	18,366
Sweden	41,613	4%	-	29,108	-	-	-	29,108
South America								
Argentina/Chile [1]	-	0%	-	253,514	-	-	-	253,514
Argentina	-	0%	-	10,889	-	-	-	10,889
Chile	-	0%	56,536	-	-	-	-	56,536
Brazil	296,145	28%	2,383,263	-	-	-	-	2,383,263
Peru	253,441	24%	95,584	738,310	-	-	-	833,894
Ecuador	-	0%	10,181	3,671	-	-	-	13,852
Colombia	5,015	0%	42,831	7,108	-	-	-	49,939
Consolidated	$ 1,065,053	100%	$ 3,628,121	$ 1,485,085	$ 226,812	$ 9,428	$ 357,573	$ 5,707,019

1) Includes the Pascua-Lama project, which straddles the border of Argentina and Chile.

29.   Subsequent Events

Declaration of Dividend

The Company has revised its dividend policy, fixing the quarterly dividend to be $0.155 per common share. The declaration, timing, amount and payment of future dividends remain at the discretion of the Board of Directors.

On March 14, 2024, the Board of Directors declared a dividend in the amount of $0.155 per common share, with this dividend being payable to shareholders of record on April 3, 2024 and is expected to be distributed on or about April 15, 2024. The Company has implemented a dividend reinvestment plan ("DRIP") whereby shareholders can elect to have dividends reinvested directly into additional Wheaton common shares based on the Average Market Price, as defined in the DRIP.

Closing of the Acquisition of Existing Platreef & Kudz Ze Kayah PMPAs

On November 15, 2023, the Company announced that it had entered into a definitive agreement with certain entities advised by Orion Resource Partners ("Orion") to acquire existing streams in respect of Ivanhoe Mines' Platreef Project (the "Platreef Streams") and BMC Minerals' Kudz Ze Kayah Project (the "Kudz Ze Kayah Streams"). The Company paid $450 million to Orion on February 27, 2024, being the closing date of the acquisition of the Platreef Gold PMPA, Platreef Palladium and Platinum PMPA and the KZK PMPA. An additional $5 million contingency payment is due to Orion if the KZK project achieves certain milestones.

The Platreef Project is located in Johannesburg, South Africa. Under the Platreef Gold PMPA, the Company is entitled to purchase 62.5% of the payable gold until a total of 218,750 ounces of gold has been delivered to the Company, at which point the Company will be entitled to purchase 50% of the payable gold production until a total of 428,300 ounces of gold has been delivered. Once the threshold has been achieved, the Company will be entitled to purchase 3.125% of the payable gold production if certain conditions are met. Under the Platreef Gold PMPA, the Company will make ongoing payments for the gold ounces delivered equal to $100 per ounce until a total of 428,300 ounces of gold have been delivered, increasing to 80% of the spot price of gold thereafter.

Under the Platreef palladium and platinum PMPA (the "Platreef PGM PMPA"), the Company is entitled to purchase 5.25% of the payable palladium and platinum production until a total of 350,000 ounces of combined palladium and platinum have been received. Once the threshold has been achieved, the stream will be reduced to 3.0% of the payable palladium and platinum production until 485,115 ounces have been delivered, at which point the stream will be reduced to 0.1% of the payable palladium and platinum production if certain conditions are met. Under the Platreef PGM PMPA, the Company will make ongoing payments for the palladium and platinum ounces delivered equal to 30% of the respective spot prices until 485,115 combined ounces have been received, increasing to 80% of the spot price of palladium and platinum thereafter.

The Kudz Ze Kayah stream is located in Yukon, Canada. Under the Kudz Ze Kayah PMPA (the "KZK PMPA"), the Company is entitled to purchase staged percentages of produced gold and produced silver ranging from 6.875% to 7.375% depending on the timing of such deliveries, until 330,000 ounces of gold and 43.30 million ounces of silver are produced and delivered, reducing to a range of 5.625% to 6.125% until a further 59,800 ounces of gold and 7.96 million ounces of silver are produced and delivered, further reducing to a range of 5.000% to 5.500% until a further 270,200 ounces of gold and 35.34 million ounces of silver are produced and delivered (for a total of 660,000 ounces of gold and 86.60 million ounces of silver), and thereafter ranging between 6.25% and 6.75%. Under the KZK PMPA, the Company will make ongoing payments for the gold and silver ounces delivered equal to 20% of the spot gold and silver price. Under the KZK PMPA, BMC Minerals has a buyback option to repurchase 50% of the stream for a period of 30 days after June 22, 2026, for $36 million.

Acquisition of DeLamar Royalty

On February 20, 2024, the Company purchased a 1.5% net smelter return royalty interest in the DeLamar and Florida mountain project located in Idaho, United States from Integra Resources Corporation for $9.75 million to be paid in two equal installments. The first installment of $4.875 million was paid on closing on March 7, 2024. The second installment is expected to be paid four months after the first installment.

Corporate Information

DIRECTORS

George Brack, Chair
Jaimie Donovan
Peter Gillin
Chantal Gosselin
Jeane Hull
Glenn Ives
Charles Jeannes
Marilyn Schonberner
Randy Smallwood

OFFICERS

Randy Smallwood
President & Chief Executive Officer

Curt Bernardi
Senior Vice President, Legal & Corporate Secretary

Gary Brown
Senior Vice President & Chief Financial Officer

Haytham Hodaly
Senior Vice President, Corporate Development

TRANSFER AGENT

TSX Trust Company
1600 – 1066 West Hastings Street
Vancouver, BC V6E 3X1

Toll-free in Canada & USA:
1 800 387 0825

Outside of Canada & USA:
1 416 682 3860

Email: shareholderinquiries@tmx.com

AUDITORS

Deloitte LLP
Vancouver, Canada

INVESTOR CONTACT

Emma Murray
Vice President, Investor Relations

Telephone: 1 604 684 9648
Toll Free: 1 844 288 9878
Email: info@wheatonpm.com

CANADA – HEAD OFFICE

Wheaton Precious Metals Corp.
Suite 3500
1021 West Hastings Street
Vancouver, BC V6E 0C3
Canada
T: 1 604 684 9648
F: 1 604 684 3123

CAYMAN ISLANDS OFFICE

Wheaton Precious Metals
International Ltd.
Suite 300, 94 Solaris Avenue
Camana Bay
P.O. Box 1791 GT, Grand Cayman
Cayman Islands KY1-1109

Stock Exchange Listing:

Toronto Stock Exchange: WPM
New York Stock Exchange: WPM
London Stock Exchange: WPM

Wheaton Precious Metals is a trademark of Wheaton Precious Metals Corp. in Canada, the United States and certain other jurisdictions.

Wheaton Precious Metals Corp.
Suite 3500 - 1021 West Hastings St.
Vancouver, BC Canada V6E 0C3

T: 1 604 684 9648
F: 1 604 684 3123



TSX | NYSE | LSE : WPM
wheatonpm.com

Value through streaming.